Exhibit 99.1

Best Assets

Best People

160
150
140
130
120
110
100
90
80
Gold price
Barrick
Dec 18
Jan 19
Feb 19
Mar 19
Apr 19
May 19
Jun 19
Jul 19
Aug 19
Sep 19
Oct 19
Nov 19
Dec 19
Best Returns

BARRICK

Barrick Gold Corporation
Annual Report 2019

80 90 100 110 120 130 140 150 160 Dec 18 Jan 19 Barrick Feb 19 Gold Annual BestMar 19 price Best Apr 19 Best Gold Jun 19 Jul 19 Report Aug 19 Sep 19 Oct 19 Barrick Nov 19 People Assets 2019Corporation ReturnsDec 19

CONTENTS

2 2019: A Year of Delivery
4 Our Business at a Glance
6 Best Assets
8 Best People
10 Best Returns
12 Key Performance Indicators
14 Message from the Executive Chairman
16 Board of Directors
18 Message from the President and CEO
22 Executive Committee
24 Financial Review
26 Gold Market Overview
28 North America
30 Latin America and Asia Pacific
32 Africa and Middle East
34 Reserves & Resources
36 Exploration
40 Sustainability Review
45 Endnotes
46 Financial Report
47 Management Discussion and Analysis
138 Mineral Reserves and Mineral Resources
152 Financial Statements
157 Notes to the Financial Statements
216 Shareholder Information
218 Cautionary Statement on Forward-Looking Information

BARRICK

Barrick Gold Corporation

www.barrick.com NYSE : GOLD · TSX : ABX

Our vision is to be the world’s most valued gold mining business by finding, developing and operating the best assets with the best people to deliver the best returns, on a sustainable basis, to our owners and partners. We are committed to partnering with our host countries and communities to transform their natural resources into tangible benefits and mutual prosperity. CONTENTS 2 2019: A Year of Delivery 26 Gold Market Overview 152 Financial Statements 4 Our Business at a Glance 28 North America 157 Notes to the Financial Statements 6 Best Assets 30 Latin America and Asia Pacific 216 Shareholder Information 8 Best People 32 Africa and Middle East 218 Cautionary Statement on 10 Best Returns 34 Reserves & Resources Forward-Looking Information 12 Key Performance Indicators 36 Exploration 14 Executive Message from Chairman the 40 Sustainability Review Directors 45 Endnotes 16 Board of Message from the 46 Financial Report 18 47 Management Discussion and President and CEO Analysis 22 Executive Committee 138 Mineral Resources Reserves and Mineral 24 Financial Review Unless otherwise indicated, all amounts are expressed in US dollars. Barrick Gold Corporation www.barrick.com NYSE:GOLD•TSX:ABX

On January 1, 2019, a new Barrick was born out of the merger between Barrick Gold Corporation and Randgold Resources. Its shares trade on the New York Stock Exchange under the symbol GOLD and on the Toronto Stock Exchange under the symbol ABX. The merger created a sector-leading gold company which owned five of the industry’s Top 10 Tier Onei gold assets – Cortez and Goldstrike in Nevada USA (both 100%), Loulo-Gounkoto in Mali (80%), Kibali in the Democratic Republic of Congo (45%) and Pueblo Viejo in the Dominican Republic (60%) – as well as two with Tier One potential – Turquoise Ridge and the Goldrush/Fourmile project, both in Nevada USA. On July 1, 2019, Barrick combined its Nevada assets with those of Newmont to create Nevada Gold Mines (61.5% owned and operated by Barrick) resulting in Turquoise Ridge becoming the sixth Tier One mine in the Barrick portfolio. And in September it bought out the minority shareholders in Acacia and took over the management of its Tanzanian assets. Barrick has gold and copper mining operations and projects in 13 countries in North and South America, Africa, Papua New Guinea and Saudi Arabia. Its diversified portfolio spans many of the world’s prolific gold districts and is focused on high-margin, long-life assets. Annual Report 2019 1

2019: A YEAR OF DELIVERY

2019 | Jan | Feb | Mar | Apr | May | Jun

Jan

NEW YORK

On January 1, the merger between Barrick Gold Corporation and Randgold Resources became official. Shares in the new company start trading on the NYSE under the symbol GOLD and remain on the TSX as ABX.

The restructuring process starts. The corporate office is downsized and management decentralized. Regional executive teams and site mineral resource management established.

Feb

An inaugural resource estimate for Fourmile was declared, demonstrating the prospectivity and continuing growth potential of the Cortez property.

Mar

In a historic accord, Barrick and Newmont agree to merge their Nevada assets. Previous negotiations over two decades to capture synergies had all failed to achieve this.

Apr

Executive chairman John L Thornton and newly elected Democratic Republic of Congo president Felix Tshisekedi meet in Washington and confirm their mutual commitment to developing the country's mineral potential.

May

Q1

The new Barrick's strong start is reflected in its Q1 results, which show gold production, net cash from operations and earnings per share significantly up and debt net of cash down – trends which will continue though the following three quarters.

Barrick presents a proposal for a buy-out of the minority shareholders in Acacia, to end the long and paralyzing dispute between that company and the Tanzanian government.

Jun

President and chief executive Mark Bristow meets Papua New Guinea's new prime minister James Marape to discuss a 20-year extension to Porgera's special mining lease.

2 Barrick Gold Corporation

2019: A YEAR OF DELIVERY On Barrick January Gold 1, Corporation the merger and between In and a historic Newmont accord, agree Barrick to merge Mark President Bristow and meets chief executive Papua New official. Randgold Shares Resources in the became new negotiations their Nevada over assets. two Previous decades to Guinea’s James Marape new prime to discuss minister a NYSE company under start the trading symbol on GOLD the capture achieve synergies this. had all failed to 20-year special mining extension lease. to Porgera’s and remain on the TSX as ABX. 2019 Jan Feb Mar Apr May Jun The The restructuring corporate office process is downsized starts. An for Fourmile inaugural was resource declared, estimate reflected The new Barrick’s in its Q1 results, strong start which is and Regional management executive decentralized. teams and site demonstrating and continuing the growth prospectivity potential of show from operations gold production, and earnings net cash per mineral established. resource management the Cortez property. share significantly up trends and debt will net continue of cash down though – the following which three quarters. Executive chairman John L Thornton and Republic newly of elected Congo Democratic president Felix for Barrick a buy-out presents of the a proposal minority confirm Tshisekedi their meet mutual in Washington commitment and shareholders the long and paralyzing in Acacia, dispute to end to potential. developing the country’s mineral Tanzanian between that government. company and the 2 Barrick Gold Corporation

NEVADA GOLD MINES

Nevada Gold Mines is launched. The world's largest gold production complex is majority-owned and operated by Barrick.

Q3

Dividend per share for Q3 2019 increased by 25% to $0.05, followed by a 40% increase to $0.07 for Q4 2019.

The disposal of non-core assets starts with the sale of Barrick's stake in the Kalgoorlie mine in Australia for $750 million.

Jul | Aug | Sep | Oct | Nov | Dec

Mark Bristow meets Senegalese president Macky Sall to negotiate a joint approach to bringing the Massawa project to account. Also on this day, US Secretary of the Interior David Bernhardt visits Nevada Gold Mines. Nevada governor Steve Sisolak and US senator Catherine Cortez Masto will later follow suit, demonstrating Barrick's strong partnership with the state and federal governments.

ACACIA

The Acacia deal becomes effective and Barrick teams immediately move into Tanzania to restore its license to operate. On the same day, Barrick announces a major discovery at Fourmile in Nevada.

TWIGA
Minerals Corporation Limited

Barrick and the government of Tanzania announce that all past disputes between the two parties have been resolved. A jointly owned company, Twiga Minerals, is formed to manage the mines and Barrick agrees to a 50/50 benefit-sharing deal with the government.

Barrick and its Senegalese JV partner agree to a transaction to combine the Massawa gold project, in which they have a 90% stake, with Teranga Gold Corporation's Sabodala gold mine. Barrick will participate in the upside of the combined asset through the 11% interest it acquires in Teranga. The transaction closed in Q1 2020.

Barrick announces that the Quisqueya 1 power plant for Pueblo Viejo will receive its first natural gas shipment in Q1 2020, lowering costs, in line with its clean and efficient energy strategy.

Annual Report 2019 3

The Nevada world’s Gold largest Mines gold is launched. Dividend increased per by share 25% to for $ 0.05, Q3 2019 The starts disposal with the of sale non-core of Barrick’s assets owned production and complex operated is by majority- Barrick. followed $0.07 for by Q4 a 2019. 40% increase to Australia stake in the for Kalgoorlie $750 million. mine in Jul Aug Sep Oct Nov Dec Dec Mark president Bristow Macky meets Sall Senegalese to negotiate The and Acacia Barrick deal teams becomes immediately effective partner Barrick and agree its to Senegalese a transaction JV to Massawa a joint approach project to to bringing account. the Also license move into to operate. Tanzania to On restore the same its in combine which they the Massawa have a 90% gold stake, project, Interior on this day, David US Bernhardt Secretary visits of the day, discovery Barrick at announces Fourmile in a Nevada. major Sabodala with Teranga gold Gold mine. Corporation’s Barrick will governor Nevada Gold Steve Mines. Sisolak Nevada and US participate combined asset in the through upside of the the 11% senator will later Catherine follow suit, Cortez demonstrating Masto transaction interest it acquires closed in in Teranga. Q1 2020. The state Barrick’s and strong federal partnership governments. with the Barrick Tanzania and announce the government that all past of disputes between the two parties owned have been company, resolved. Twiga A jointly Minerals, Barrick Quisqueya announces 1 power that plant the for Barrick and Acacia’s boards agree on the and is formed Barrick to agrees manage to the a 50/50 mines Pueblo natural gas Viejo shipment will receive in Q1 its first 2020, acquisition by Barrick of the Acacia minority government. benefit-sharing deal with the clean lowering and costs, efficient in line energy with strategy. its shareholder interest. Annual Report 2019 3

OUR BUSINESS AT A GLANCE

Donlin Gold
Barrick ownership: 50%
Golden Sunlight
Barrick ownership: 100%
Nevada Gold Mines[1]
Barrick ownership: 61.5%
Turquoise Ridge[2]
2019 production: 504koz[3]
Carlin[2]
2019 production: 1.3Moz[3]
Cortez[2]
2019 production: 963koz[3]
Goldrush
Barrick ownership: 61.5%
Fourmile
Barrick ownership: 100%
Lagunas Norte
Barrick ownership: 100%
Pierina
Barrick ownership: 100%
Zaldívar
Barrick ownership: 50%
2019 production: 256Mlb[3]
Norte Abierto
Barrick ownership: 50%
Alturas
Barrick ownership: 100%
Hemlo
Barrick ownership: 100%
2019 production: 213koz
Corporate office, Toronto
Pueblo Viejo[2]
Barrick ownership: 60%
2019 production: 983koz[3]
Pascua-Lama
Barrick ownership: 100%
Veladero
Barrick ownership: 50%
2019 production: 548koz[3]
Gold producing
Projects
Copper producing
In closure
Care and maintenance
Corporate office

4 Barrick Gold Corporation

OUR BUSINESS AT A GLANCE Barrick Donlin Gold ownership: 50% Hemlo Barrick ownership: 100% Golden Barrick ownership: Sunlight 100% 2019 production: 213koz Corporate office, Toronto Nevada Gold Mines1 Barrick ownership: 61.5% TurquoiseRidge2 2019 production: 504koz3 Carlin2 2019 production: 1.3Moz3 Cortez2 2019 production: 963koz3 Pueblo Viejo2 Barrick ownership: 60% Goldrush 2019 production: 983koz3 Barrick ownership: 61.5% Barrick Fourmile ownership: 100% Lagunas Norte Barrick ownership: 100% Pierina Barrick ownership: 100% Zaldívar Pascua-Lama Barrick ownership: 50% Norte Abierto 3 Barrick ownership: 100% 2019 production: 256Mlb Barrick ownership: 50% Veladero Alturas Barrick ownership: 50% Barrick ownership: 100% 2019 production: 548koz3 Gold producing Projects Copper producing In closure Care and maintenance Corporate office 4 Barrick Gold Corporation

1 *The Nevada Gold Mines joint venture was formed on July 1, 2019. Barrick's Goldstrike and Newmont's Carlin operation were contributed to the joint venture and are now collectively referred to as Carlin. Additionally, Barrick's Turquoise Ridge and Newmont's Twin Creeks operation were contributed to the joint venture and are now collectively referred to as Turquoise Ridge. As a result, amounts presented for Carlin on a 100% basis for 2019 include Goldstrike results for the full year ended December 31, 2019 (including South Arturo) as well as results for the legacy Carlin operation contributed by Newmont from July 1, 2019 onwards. Similarly, amounts presented for Turquoise Ridge on a 100% basis for 2019 include the legacy Barrick Turquoise Ridge operation for the full year ended December 31, 2019 as well as results from the legacy Twin Creeks operation contributed by Newmont from July 1, 2019 onwards.*

2 *Tier One mine.*

3 *Production is presented on a 100% basis.*

Annual Report 2019 5

Loulo-Gounkoto2 Barrick ownership: 80% 2019 production: 715koz3 Barrick Morila ownership: 40% Tongon Barrick ownership: 89.7% 2019 production: 273koz3 Jabal Sayid Barrick ownership: 50% 2019 production: 132Mlb3 Kibali2 Barrick ownership: 45% Porgera 2019 production: 813koz3 Barrick ownership: 47.5% North Mara 2019 production: 597koz3 Barrick ownership: 84%5 2019 production: 334koz3 Massawa Bulyanhulu Barrick ownership: 83.25%4 Barrick ownership: 84%5 2019 production: 37koz3 Buzwagi Barrick ownership: 84%5 2019 production: 115koz3 Barrick Lumwana ownership: 100% 2019 production: 238Mlb 1 The Nevada Gold Mines joint venture was formed on July 1, 2019. Barrick’s Goldstrike and Newmont’s Carlin operation were contributed to the joint to venture the joint and venture are now and collectively are now collectively referred to as referred Carlin. to Additionally, as Turquoise Barrick’s Ridge. Turquoise As a result, Ridge amounts and Newmont’s presented for Twin Carlin Creeks on a operation 100% basis were for contributed 2019 include Goldstrike Newmont from results July for 1, the 2019 full onwards. year ended Similarly, December amounts 31, 2019 presented (including for South Turquoise Arturo) Ridge as well on a as 100% results basis for for the 2019 legacy include Carlin the operation legacy Barrick contributed Turquoise by Ridge July 1, operation 2019 onwards. for the full year ended December 31, 2019 as well as results from the legacy Twin Creeks operation contributed by Newmont from 2 Tier One mine. 3 Production is presented on a 100% basis. 4 In Q1 2020, Barrick sold its stake in Massawa to Teranga Gold Corporation and retained an 11% equity interest in Teranga. 5 The expected effective date of our 84% ownership interest is January 1, 2020. Annual Report 2019 5

BEST ASSETS In line with its commitment to finding, developing and operating the best assets, Barrick is focused on high-margin, long-life operations and projects clustered in the world’s most prospective gold districts, and supporting these with a robust copper businessii. Barrick already operates six Tier One gold assets. To qualify for Tier One status, a mine has to have annual production in excess of 500,000 ounces, a life of at least 10 years, and total cash costs in the bottom half of the industry range. Continuing brownfields exploration is designed to support and where possible to extend the production rate as well as the Life of Mine. The company also owns mines and projects with the potential for promotion to Tier One, and its greenfields exploration teams are hunting for the next world-class discovery across Barrick’s global holdings. 6 Barrick Gold Corporation

TIER ONE MINES Carlin Cortez 2019 Production1 1.3Moz 2019 Production1 963koz Carlin (including the former Goldstrike operation) consists of Cortez consists of the Pipeline open pit complex and the Cortez multiple open pit and underground mines and several processing Hills underground operation. Processing at Cortez consists of facilities, including two roasters, an autoclave and an oxide mill. an oxide mill and heap leach pads. Pouring its first gold over The Carlin trend is the most significant ore-controlling fault in 150 years ago, Cortez is expected to continue producing long Nevada and will be a key exploration focus at Barrick for many into the future through projects such as Deep South, Goldrush years. and potentially Fourmile. Kibali Loulo-Gounkoto 2019 Production1 813koz 2019 Production1 715koz Kibali is one of the largest gold mines in Africa, consisting of Loulo-Gounkoto comprises the Yalea and Gara underground an open pit and underground operation, as well as a 7.2Mtpa mines at Loulo, as well as the Gounkoto open pit. Production processing plant. First gold was poured in 2013 from open from Loulo started in 2005 as an open pit operation. Gounkoto, pit operations, while full underground commissioning was a greenfields discovery, poured first gold in 2011 with ore completed at the end of 2017. The successful Kalimva-Ikamva processed at Loulo. Development of the complex’s third open pit prefeasibility study will enhance production flexibility underground mine is scheduled to start in Q4 2020. and extend Kibali’s life well beyond 10 years. Pueblo Viejo Turquoise Ridge 2019 Production1 983koz 2019 Production1 504koz Pueblo Viejo consists of two open pits, Moore and Monte Negro, Turquoise Ridge (including the former Twin Creeks operation) with processing through autoclaves. Ongoing studies and test consists of multiple open pit and underground mines as well as work are supportive of a plant expansion and an additional an autoclave and oxide mill. The high-grade Turquoise Ridge tailings facility that would allow the mine to maintain average 2 underground mine is the value driver of the complex and construction annual gold production of 800koz after 2022 (100% basis) . of a third shaft at the operation is on schedule and within budget. 1 Production is presented on a 100% basis. Nevada Gold Mines is owned 61.5% by Barrick (the operator) and 38.5% by Newmont. Kibali is owned 45% by Government Barrick (the of operator), Mali. Pueblo 45% Viejo by AngloGold is owned 60% Ashanti by Barrick and 10% (the by operator) SOKIMO. and Loulo-Gounkoto 40% by Newmont. is owned 80% by Barrick (the operator) and 20% by the 2 For additional detail regarding Pueblo Viejo, see the Technical Report on the Pueblo Viejo mine, Sanchez Ramirez Province, Dominican Republic, dated March19,2018,andfiledonSEDARatwww.sedar.comandEDGARatwww.sec.govonMarch23,2018. Annual Report 2019 7

BEST PEOPLE Barrick is committed to attracting, retaining and training the best people and developing them into multi-faceted management teams, who are capable of not only handling NATIONAL WORKFORCE1 complex corporate transactions but also % 100 running some of the world’s most remote and operationally-challenging mines. Barrick’s 80 policy of employing host country nationals and upskilling them to world-class operational 60 and managerial standards has equipped the 95% 97% company with a workforce and management 40 76% 76% team ranking among the finest in the global mining industry. Additionally, thanks to mining 20 digitalization and automation, as well as mentorships and internship programs, Barrick 0 2019 has opened new opportunities for women and Employees young people to excel in a career in mining. Senior management 1 Percentage of workforce that are host country nationals. 8 Barrick Gold Corporation

People make a business

994D
225
CAT

Developing a new generation of leaders

Barrick's human capital focus is on the young people who will serve as its future leaders. Many of Barrick's current executives are the product of Barrick's university and vocational training bursaries and have been with the company since completing their studies. Barrick looks to identify and develop emerging talent from leading universities and technical institutes. This approach is now being extended to a secondary school level to ensure a robust pipeline of top talent is developed and maintained. Barrick is being built into a model of what a modern mining business should be, and its flexible, agile management style requires the injection of fresh blood.

Prioritizing local recruitment

Barrick prioritizes local recruitment and training and provided jobs for more than 21,869 host country nationals in 2019. The jobs it creates provide valuable training and employment in regions where opportunities are often scarce. The company recruits wherever possible from the communities nearest its mines. If it is unable to find staff with the appropriate skills or qualifications in the community, Barrick looks to the wider region and neighbouring provinces and states before considering national employees or expatriates. All its mines are required to develop localization plans that identify, create and maximize work opportunities for local people.

Bienvenidos a Barrick Pueblo Viejo

Talent management and training

A commitment to on-going training is critical to Barrick's continued success and the company provides a wide range of development programs to build and maintain a high-performance organization with the right skills to deliver its business strategy. These include on-the-job development, such as skills shadowing and technical training for specific job functions; formal training and development programs, such as its Management Development training at the University of Cape Town and Finance for Non-Financial Managers training course; and ongoing educational opportunities through apprenticeships, tuition assistance, and scholarships to universities and technical schools. Apprenticeships and on-the-job training at Barrick's operations offer opportunities for many local people to gain skills and find gainful employment at our mines or in other industries.

Annual Report 2019 9

People make a business To build a modern mining business at the top of its field, you need best-in-class people to run its portfolio of best-in-class assets. That is why Barrick promotes a culture of inclusion across the organization and at every level. Barrick has flattened its corporate structure to create a larger ownership base, it’s sharing its strategic vision with all employees and the roll-out of team effectiveness programs is reinforcing their understanding of and commitment to Barrick’s high-performance ethos. An on-going recruitment drive is successfully filling Barrick’s pipeline of future talent with people who come from a broad range of backgrounds but who all have the desire and the ability to buy into the company’s DNA. Developing a new generation of leaders who Barrick’s will serve human as capital its future focus leaders. is on the Many young of Barrick’s people and current vocational executives training are the bursaries product and of have Barrick’s been university with the company identify and since develop completing emerging their talent studies. from leading Barrick universities looks to extended and technical to a secondary institutes. school This approach level to ensure is now a robust being being pipeline built of top into talent a model is developed of what a and modern maintained. mining Barrick business is the should injection be, and of fresh its flexible, blood. agile management style requires Prioritizing local recruitment jobs Barrick for prioritizes more than local 21,869 recruitment host country and nationals training and in 2019. provided The jobs regions it creates where opportunities provide valuable are often training scarce. and employment The company in its recruits mines. wherever If it is unable possible to from find staff the communities with the appropriate nearest skills wider or region qualifications and neighbouring in the community, provinces Barrick and states looks before to the are considering required national to develop employees localization or expatriates. plans that identify, All its create mines and maximize work opportunities for local people. Talent management and training A continued commitment success to on-going and the company training provides is critical a to wide Barrick’s range of performance development organization programs with to build the right and skills maintain to deliver a high- its such business as skills strategy. shadowing These and include technical on-the-job training for development, specific job as functions; its Management formal training Development and development training at the programs, University such of Cape course; Town and and ongoing Finance educational for Non-Financial opportunities Managers through training universities apprenticeships, and technical tuition schools. assistance, Apprenticeships and scholarships and on- to many the-job local training people at Barrick’s to gain skills operations and find offer gainful opportunities employment for at our mines or in other industries. Annual Report 2019 9

BEST RETURNS Since the announcement of the merger with Randgold Resources, Barrick’s share price increased by 78% – outperforming its peers, comparable indices and spot gold – in a year w h i c h s a w t h e m e r g e r w i t h R a n d g o l d consummated, the Nevada joint venture with Newmont established, the long-running dispute between Acacia and the government of Tanzania amicably resolved, and the integration of that company’s assets into Barrick’s portfolio. At the same time, Barrick has improved its cashflow, increased its dividend three times in 2019 and almost halved its net debt to $2.2 billion – its lowest level since 2007. It is also well advanced in realizing $1.5 billion through the sale of non-core assets. Believing that its success and growth should be shared equitably with all its stakeholders, Barrick paid $6.7 billion1 to its employees, its host countries and local suppliers in 2019. 1 On a 100% basis. 10 Barrick Gold Corporation

2019 HIGHLIGHTS

GROUP GOLD PRODUCTION
↑21%
5.5MOZ

NET EARNINGS
↑357%
$3,969 MILLION

DEBT, NET OF CASH
↓47%
$2,222 MILLION

QUARTERLY DIVIDEND PER SHARE[1]
↑133%
TO $0.07

ADJUSTED NET EARNINGS PER SHARE[iii]
↑46%
$0.51

NET CASH PROVIDED BY OPERATING ACTIVITIES
↑61%
$2,833 MILLION

FREE CASH FLOW[iii]
↑210%
$1,132 MILLION

ENVIRONMENTAL INCIDENTS
ZERO
CLASS 1[vi]

SHARE PRICE[2]
↑78%

GOLD PROVEN AND PROBABLE RESERVES
↑14.5%
71MOZ[ix]

Annual Report 2019 11

2019 HIGHLIGHTS GROUP GOLD PRODUCTION NET EARNINGS DEBT, NET OF CASH % % % 21 357 47 5.5MOZ $3,969 MILLION $2,222 MILLION QUARTERLY DIVIDEND ADJUSTED NET EARNINGS NET CASH PROVIDED BY PER SHARE1 PER SHAREiii OPERATING ACTIVITIES % % % 133 46 61 TO $0.07 $0.51 $2,833 MILLION FREE CASH FLOWiii ENVIRONMENTAL INCIDENTS SHARE PRICE2 % ZERO % 210 78 $1,132 MILLION CLASS 1vi GOLD PROVEN AND PROBABLE RESERVES 1 From Q3 2018. % 2 Since the Barrick and Randgold merger was announced on September 24, 2018. 14.5 71MOZix Annual Report 2019 11

KEY PERFORMANCE INDICATORS

GOLD PRODUCTION

Moz
6.0
5.0
4.0
3.0
2.0
1.0
0
4.5
5.5
2018
2019

GOLD COST OF SALES[v]

$/oz
1,050
1,000
950
900
850
800
892
1,005
2018
2019

GOLD TOTAL CASH COSTS[iii]

$/oz
700
650
600
550
500
588
671
2018
2019

GOLD AISC[iii]

$/oz
1,000
800
600
400
200
0
806
894
2018
2019

COPPER PRODUCTION

Mlb
450
425
400
375
350
383
432
2018
2019

COPPER COST OF SALES[v]

$/lb
2.50
2.40
2.30
2.20
2.10
2.00
2.40
2.14
2018
2019

COPPER C1 CASH COSTS[iii]

$/lb
2.00
1.90
1.80
1.70
1.60
1.50
1.97
1.69
2018
2019

COPPER AISC[iii]

$/lb
2.85
2.75
2.65
2.55
2.45
2.35
2.82
2.52
2018
2019

12 Barrick Gold Corporation

KEY PERFORMANCE INDICATORS GOLD PRODUCTION GOLD COST OF SALESv GOLD TOTAL CASH GOLD AISCiii COSTSiii Moz $/oz $/oz $/oz 6.0 1,050 700 1,000 5.0 1,000 650 800 4.0 950 600 3.0 600 5.5 1,005 671 4.5 900 400 894 2.0 806 550 588 1.0 850 892 200 0 800 500 0 2018 2019 2018 2019 2018 2019 2018 2019 COPPER PRODUCTION COPPER COST OF COPPER C1 CASH COPPER AISCiii SALESv COSTSiii Mlb $/lb $/lb $/lb 450 2.50 2.00 2.85 2.40 1.90 2.75 425 2.30 1.80 2.65 400 2.82 432 2.40 1.97 2.20 1.70 2.55 375 2.52 383 2.10 1.60 2.45 2.14 1.69 350 2.00 1.50 2.35 2018 2019 2018 2019 2018 2019 2018 2019 12 Barrick Gold Corporation

Targeted for 2020	
GROUP GOLD PRODUCTION:	4.8 - 5.2Moz
COST OF SALES[v]:	$980 - $1,030/oz
TOTAL CASH COSTS[iii]:	$650 - $700/oz
AISC[iii]:	$920 - $970/oz
TOTAL ATTRIBUTABLE CAPEX[x]:	$1,600 - $1,900 million

EPS

$
2.50
2.00
1.50
1.00
0.50
0
-0.50
-1.00
-1.50
2.26
-1.32
2018
2019

ADJUSTED EPS[iii]

$
0.60
0.50
0.40
0.30
0.20
0.10
0
0.35
0.51
2018
2019

NET CASH PROVIDED BY OPERATING ACTIVITIES

$ million
3,000
2,500
2,000
1,500
1,000
500
0
1,765
2,833
2018
2019

FREE CASH FLOW[iii]

$ million
1,200
1,000
800
600
400
200
0
365
1,132
2018
2019

DIVIDEND PER SHARE[1]

$
0.25
0.20
0.15
0.10
0.05
0
0.16
0.20
2018
2019

[1] *Paid in respect of the 2018 or 2019 fiscal year.*

DEBT, NET OF CASH

$ million
4,500
3,750
3,000
2,250
1,500
750
0
4,167
2,222
2018
2019

GROUP SAFETY PERFORMANCE

250
200
150
100
50
0
3.00
2.50
2.00
1.50
1.00
0.50
0
2.12
2.24
200
219
0.46
0.50
43
49
0
0
2018
2019
Lost Time Injuries
Reportable Injuries
Fatalities
LTIFR
TRIFR[iv]

Annual Report 2019 13

GROUP GOLD PRODUCTION: 4.8—5.2Moz Targeted for COST OF SALESv: $980—$1,030/oz TOTAL CASH COSTSiii: $650—$700/oz 2020 AISCiii: $920—$970/oz TOTAL ATTRIBUTABLE CAPEXx: $1,600—$1,900 million EPS ADJUSTED EPSiii NET CASH PROVIDED BY FREE CASH FLOWiii OPERATING ACTIVITIES $ $ $ million $ million 2.50 0.60 3,000 1,200 2.00 1,000 0.50 2,500 1.50 2.26 0.40 2,000 800 1.00 0.50 0.30 1,500 2,833 600 1,132 0.51 0 0.20 0.35 1,000 1,765 400 -0.50 -1.32 0.10 500 200 -1.00 365 -1.50 0 0 0 2018 2019 2018 2019 2018 2019 2018 2019 DIVIDEND PER SHARE1 DEBT, NET OF CASH GROUP SAFETY PERFORMANCE $ $ million 0.25 4,500 250 3.00 3,750 2.50 0.20 200 2.24 2.12 3,000 2.00 0.15 150 2,250 4,167 1.50 219 0.10 0.20 100 200 0.16 1,500 1.00 2,222 0.05 50 0.46 0.50 750 0.50 49 43 0 0 0 0 0 0 2018 2019 2018 2019 2018 2019 1 Paid in respect of the 2018 or Lost Time Injuries Reportable Injuries 2019 fiscal year. Fatalities LTIFR TRIFRiv Annual Report 2019 13

MESSAGE FROM THE EXECUTIVE CHAIRMAN When I wrote to you last year, it was about the transformational merger with Randgold Resources and about the targets we had set ourselves in pursuit of Barrick’s new goal of becoming the world’s most valued gold company by owning the best assets, managed by the best people, to produce the industry’s best results. At that time, none of us could have foreseen the recent outbreak of the Covid-19 pandemic, a global disaster which is changing the way we live and work in a radically disruptive process with currently no clear end in sight. Barrick is fully engaged in managing the impact of Covid-19 on our business and our people, and emergency response measures have been rolled out at all our sites and operations. Our new leadership’s experience in managing pandemics and major crises, combined with Barrick’s financial muscle and its longestablished culture of caring for the welfare of its employees and communities, have placed us in a strong position to contend with this challenge. Turning now to the year under review, I am very pleased to report that under the leadership of Mark Bristow, who was appointed as President and Chief Executive Officer of the merged company, the new Barrick has made enormous progress in delivering on that promise in a year of intense activity. This achievement is directly attributable to a strengthened management team with clear strategic objectives, a fit for purpose structure, a renewed commitment to partnership and strictly defined investment criteria. Following the merger, this team moved quickly to conceive and consummate three additional value-creating transactions. In the first, Barrick and Newmont merged their Nevada assets in a new joint venture, Nevada Gold Mines, which is majorityowned and operated by Barrick. This business is already more than living up to our expectations. Then Barrick acquired the minority shares in Acacia Mining plc, integratedits mines into our operations, resolved its legacy issues with the Tanzanian government and established Twiga Minerals Corporation, a joint venture with the government, to manage our assets in that country and cement our partnership. Thirdly, in line with our policy of selling non-core assets, we sold our non-operated stake in Kalgoorlie Consolidated Gold Mines and banked $750 million at the end of November 2019 and sold our interest in the Massawa project in early March of this year for proceeds of up to $430 million. This strategic process is continuing. 14 Barrick Gold Corporation

Internally, the new corporate executive team is supported by a slimmed-down but agile and highly competent technical, financial, commercial, communication and administration staff, and can exercise full oversight of our business and operations. Our global business was refocused into three geographical regions – North America, Latin America and Asia Pacific, and Africa and Middle East – where senior executive teams were installed in line with our policy of moving people and skills out of the corporate office and into the operations. We have made sure that each site has the geological, operational and technical abilities to meet its business objectives and introduced a system of parallel work streams that are integrated both laterally and vertically for optimum efficiency. At the same time, we are upgrading and combining the digital and information systems throughout the group to provide managers with real-time data for decision-making and planning. The impact of these measures is evident in the results for 2019, which delivered gold production at the top of the guidance range and copper above its range; adjusted net earnings per shareiii rose by 46%; net debt was halved to $2.2 billion; and the year ended with another increase in the quarterly dividend. Barrick’s focus on operational excellence is matched by a commitment to protecting the health and safety of our people and minimizing the effect of our operations on the environment. There were no fatalities or major environmental events across the group in 2019 but these are areas in which there is no room for complacency, and our sights are set on a zero-harm workplace target. There are also other goals yet to be achieved, but Barrick has already moved a long way towards building a modern gold mining business capable of sustainably producing around five million ounces of gold per year and delivering significant free cash flow. Our robust balance sheet and substantial liquidity will enable us to invest in our future, regardless of capital market vagaries. Our journey ahead is rich in value-creating opportunities, particularly in Nevada and Latin America, while Africa remains a place to find world-class deposits to add to our portfolio of Tier One mines. We are also looking closely at expanding our copper base, given that copper co-exists with and complements gold. We are strongly placed to take full advantage of these prospects under the leadership of Mark Bristow, who in 2019 clearly demonstrated that he is the right person to take Barrick to the next level. Following the merger with Randgold Resources, the Board of Directors was streamlined, and three of its standing committees – Audit & Risk, Corporate Governance & Nominating and Compensation – were reconstituted to enhance dialogue and promote accountability. Consistent with our commitment to increasing the Board’s diversity, in August 2019 we appointed Ms Loreto Silva, the former Chilean Minister of Public Works, to the Board and we are well advanced in our search for a second highly qualified female candidate who will enhance the mix of skills and perspectives the Board needs to address the challenges and opportunities facing the business today. John L Thornton Executive Chairman BARRICK: A STAND OUT VALUE PROPOSITION Indexed performance of gold against other asset classes 1,2,3 Source: Bloomberg Financial Markets. Barrick Other senior gold producers Spot gold S&P 500 US Agg. Bond index US Dollar index (DXY) Spot copper WTI oil +78% 50 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 75 100 125 150 175 200 +50% +26% +10% +8% +2% (4%) (14%) 1 Market data at December 31, 2019. Indexed (base = 100) at September 21, 2018, one working day before the Barrick Randgold transaction was announced. 2 Other Senior Gold Producers include Agnico Eagle, Newcrest, and Newmont, weighted by market capitalization. 3 US Aggregate Bond Index based on “Bloomberg Barclays Global-Aggregate Total Return Index”. Annual Report 2019 15

BOARD OF DIRECTORS

John L Thornton
NON-INDEPENDENT, EXECUTIVE CHAIRMAN OF BARRICK

Director since February 2012
Nationality: American

Mr Thornton has been Executive Chairman of Barrick since 2014. He has decades of experience in global business, finance, and public affairs. He has served as a director of numerous public companies, including China Unicom, Ford, HSBC, Industrial and Commercial Bank of China, Intel, and News Corporation.

Mark Bristow
NON-INDEPENDENT, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF BARRICK

Director since January 2019
Nationality: South African

Mr Bristow had been the Chief Executive of Randgold Resources since its incorporation in 1995. Randgold was founded on his pioneering exploration work in West Africa and he subsequently led the company's growth through the discovery and development of world-class assets. He joined Barrick in his current position with the merger in January 2019.

J Brett Harvey
INDEPENDENT AND LEAD DIRECTOR

Director since December 2005
Nationality: American

Member of the Compensation Committee

Mr Harvey was CONSOL Energy Inc's Chairman Emeritus from May 2016 to May 2017, Chairman from January 2015 to May 2016, Executive Chairman from May 2014 to January 2015, Chairman and CEO from June 2010 to May 2014, and CEO from January 1998 to June 2010.

Gustavo A Cisneros
INDEPENDENT DIRECTOR

Director since September 2003
Nationality: Venezuelan and Spanish

Chair of the Corporate Governance & Nominating Committee

Member of the Compensation Committee

Mr Cisneros is the Chairman of Cisneros, a privately-held media, entertainment, telecommunications, and consumer products organization. He is a member of Barrick's International Advisory Board. He is also a senior advisor to RRE Ventures LLC, a venture capital firm.

16 Barrick Gold Corporation

BOARD OF DIRECTORS Director Nationality: since American February 2012 Chairman Mr Thornton of Barrick has been since Executive 2014. in He global has decades business, of finance, experience and a public director affairs. of numerous He has served public as Director since January 2019 Nationality: South African companies, including China John L Thornton Unicom, Ford, HSBC, Industrial NON-INDEPENDENT, Mr Bristow had been the Chief EXECUTIVE and Intel, Commercial and News Corporation. Bank of China, Executive of Randgold Resources CHAIRMAN OF Randgold since its incorporation was founded in on 1995. his BARRICK pioneering exploration work in led West the Africa company’s and he growth subsequently through Mark Bristow NON-INDEPENDENT, the of world-class discovery and assets. development He joined PRESIDENT AND CHIEF EXECUTIVE the Barrick merger in his in current January position 2019. with OFFICER BARRICK OF Nationality: Director since American December 2005 Chair of the Audit & Risk Committee, Audit Committee Financial Expert Member of the Compensation Committee Director since September 2003 J Brett Harvey Mr Inc’s Harvey Chairman was Emeritus CONSOL from Energy May Nationality: Venezuelan and INDEPENDENT LEAD DIRECTOR AND 2016 to May 2017, Chairman Spanish Executive from January Chairman 2015 to from May May 2016, Chair of the Corporate Governance & Nominating 2014 and CEO to January from June 2015, 2010 Chairman to May Committee 2014, and CEO from January Member of the Compensation 1998 to June 2010. Committee Gustavo A Cisneros INDEPENDENT of Mr Cisneros, Cisneros a is privately- the Chairman DIRECTOR held telecommunications, media, entertainment, and He consumer is a member products of Barrick’s organization. International is also a senior Advisory advisor Board. to RRE He Ventures firm. LLC, a venture capital 16 Barrick Gold Corporation

Christopher L Coleman
INDEPENDENT DIRECTOR

Director since January 2019
Nationality: British

Chair of the Compensation Committee

Member of the Corporate Governance & Nominating Committee

Mr Coleman is the group head of banking at Rothschild & Co and has more than 25 years of experience in the financial services sector, including corporate and private client banking and project finance. He has had a long-standing involvement in the mining sector in Africa and globally.

Brian L Greenspun
INDEPENDENT DIRECTOR

Director since July 2014
Nationality: American

Member of the Corporate Governance & Nominating Committee

Member of the Compensation Committee

Mr Greenspun is the Publisher and Editor of the Las Vegas Sun. He is also Chairman and CEO of Greenspun Media Group. He has been appointed to two US Presidential Commissions.

Loreto Silva
INDEPENDENT DIRECTOR

Director since August 2019
Nationality: Chilean

Member of the Corporate Governance & Nominating Committee

Ms Silva serves as a partner at the Chilean law firm Bofill Escobar Silva Abogados and is the current chairwoman of the board of ENAP, Chile's national petroleum company. In 2010, she was appointed Vice Minister of Public Works and became Minister of the department at the end of 2012. Ms Silva has been named one of Chile's 100 woman leaders on four occasions.

J Michael Evans
INDEPENDENT DIRECTOR

Director since July 2014
Nationality: Canadian

Mr Evans is the President of Alibaba Group Holding Ltd, a position he has held since August 2015. Prior to becoming President, he was an independent director and member of the audit committee of Alibaba Group Holding Ltd.

Andrew J Quinn
INDEPENDENT DIRECTOR

Director since January 2019
Nationality: British

Member of the Audit & Risk Committee

For 15 years, prior to his retirement in 2011, Mr Quinn was head of Mining Investment Banking for Europe and Africa at CIBC. He has over 40 years of experience in the mining industry.

Annual Report 2019 17

Director Nationality: since British January 2019 Chair of the Compensation Committee Member of the Corporate Governance & Nominating Committee Christopher L Coleman Mr Coleman is the group head Director Nationality: since Canadian July 2014 INDEPENDENT and of banking has more at Rothschild than 25 years & Co of DIRECTOR experience in the financial services Member of the Audit & Risk sector, including corporate and Committee, Audit Committee private client banking and project Financial Expert finance. standing He involvement has had ain long- the mining Mr Evans is the President of sector in Africa and globally. Alibaba a position Group he has Holding held since Ltd, J Michael Evans INDEPENDENT President, August 2015. he was Prior an to independent becoming DIRECTOR director committee and of member Alibaba of Group the audit Nationality: Director since American July 2014 Holding Ltd. Member of the Corporate Governance & Nominating Committee Member of the Compensation Committee Brian L Greenspun Mr and Greenspun Editor of the is the Las Publisher Vegas Sun. Director since January 2019 INDEPENDENT Nationality: British DIRECTOR of He Greenspun is also Chairman Media and Group. CEO He Member of the Audit & Risk Presidential has been appointed Commissions. to two US Committee For 15 years, prior to his was retirement head of in Mining 2011, Mr Investment Quinn Andrew J Quinn Banking CIBC. He for has Europe over and 40 years Africa of at Director since August 2019 INDEPENDENT Nationality: Chilean DIRECTOR experience in the mining industry. Member of the Corporate Governance & Nominating Committee Ms the Silva Chilean serves law firm as a Bofill partner Escobar at Silva Abogados and is the current INDEPENDENT Loreto Silva chairwoman of the board of ENAP, Chile’s national petroleum DIRECTOR company. In 2010, she was Works appointed and Vice became Minister Minister of Public of the Ms department Silva has at been the end named of 2012. one of four Chile’s occasions. 100 woman leaders on Annual Report 2019 17

MESSAGE FROM THE PRESIDENT AND CEO

It's been interesting in this regard to note that some analysts measure value by its narrowest metric: that of market capitalization. Barrick's definition of value is far more wide-ranging. It encompasses the economic benefits we deliver to all our stakeholders; the care with which we treat our people, communities and environments; our creation of opportunities for advancement in countries that lack them; our strategic focus on long-term sustainability; and, of course, the returns we generate for our investors.

The past year has also seen the marked rise of environmental, social and governance (ESG) as a key investment criterion. Cynics have questioned the sincerity of big business's belated conversion to a kinder form of capitalism, terming it "woke-washing". Barrick cannot speak for other mining companies but the principles of ESG have for many years been embedded in the DNA of both legacy companies. Our long-term strategy recognizes that we operate in a changing world where business is expected to meet the highest standards of behavior, and where ethical issues have become commercial considerations with serious consequences. We call this our social license and it is a core part of all our operations.

A year of delivery

18 Barrick Gold Corporation

MESSAGE FROM THE PRESIDENT AND CEO This is the first set of full-year results Barrick is publishing since its merger with Randgold Resources, and it is gratifying to report not only that we have delivered a strong, expectation-exceeding performance but also that we have made significant progress towards our goal of becoming the world’s most valued gold company. It’s measure been interesting value by in its this narrowest regard to metric: note that that some of analysts market A year of delivery In 2019, there was a strong performance across the group, ranging. capitalization. It encompasses Barrick’s definition the economic of value benefits is far more we deliver wide- led by Kibali, Veladero and Porgera, with North America, Loulo-Gounkoto and Pueblo Viejo also producing creditable to people, all our communities stakeholders; and the environments; care with which our we creation treat our of results. Collectively, our copper assets beat their production guidance and costs were at the lower end of the range. opportunities our strategic for focus advancement on long-term in countries sustainability; that lack and, them; of The only exceptions were Tongon, which just missed its guidance, Kalgoorlie Consolidated Gold Mines, which we’ve course, the returns we generate for our investors. sold, and Lagunas Norte, which is in care and maintenance while we consider its future. social The past and year governance has also seen (ESG) the as marked a key rise investment of environmental, criterion. The Nevada Gold Mines joint venture involved the belated Cynics have conversion questioned to a kinder the sincerity form of capitalism, of big business’s terming combination and integration of complex assets and was successfully achieved in a remarkably short time. In its first companies it “woke-washing”. but the principles Barrick cannot of ESG speak have for for other many mining years six months of operation, the new business delivered within its production and cost guidances. It also gave Barrick its long-term been embedded strategy in recognizes the DNA of that both we legacy operate companies. in a changing Our sixth Tier One gold mine. standards world where of behavior, business and is where expected ethical to issues meet have the become highest In line with our focus on Tier One assets, we continued to rationalize our portfolio, consolidating the Tanzanian mines, commercial call this our considerations social license with and serious it is a core consequences. part of all our We selling our stake in Kalgoorlie and agreeing to the sale of the Massawa project which closed in the first quarter of 2020. operations. 18 Barrick Gold Corporation

These divestments collectively generated gross proceeds of approximately $1.2 billion and, as this strategic process continues, we expect it to have earned Barrick $1.5 billion by the end of this year.

At a time when the global gold industry is at or near peak production, it is worth noting that in 2019 Barrick succeeded in replacing all of our gold reserves depleted by mining, and at a higher grade. This was achieved net of all changes, including the Randgold merger and Nevada joint venture, the minority buyout of Acacia Mining plc, the disposal of our interest in Kalgoorlie, the reclassification of Lagunas Norte to mineral resources and the removal of the Phase 6 pit pushback at Hemlo from our proven and probable gold reserves statement.

Behind the scenes, as John Thornton noted in his message, we have made the business fit for purpose by flattening the corporate structure, reducing general and administrative costs, establishing empowered regional executive management teams and moving responsibility for the orebodies back to the operations. We have also introduced a strong geological and mineral resource management capacity throughout the organization to ensure that we optimize our existing assets.

Overview of the operations

Nevada Gold Mines is the value foundation of Barrick's business. Already the world's largest gold mining complex, it holds enormous potential for growth. The Carlin trend is the most significant ore-controlling structural corridor in Nevada, with open mineralization at many points, and it is going to be one of our main hunting grounds in 2020 and beyond. Further afield, we have already identified new areas of interest, ranging from walk-up drill targets to large areas that are known to contain prospective stratigraphy and geological features but are largely unexplored. Our fresh geology-focused approach of integrating exploration and mineral resource management is leading directly to a host of new target areas.

Cortez was one of the stand-out performers of the last quarter of 2019 as it continued its transition to a mainly underground operation. Its Deep South project is on track to start contributing later in 2020. The feasibility study on the Goldrush project is expected in 2021 and, together with the Fourmile project, it will eventually be included in the Cortez complex, securing Cortez's future as a Tier One asset.

Turquoise Ridge was another big driver of Nevada Gold Mines' performance and also delivered more than $100 million in synergy savings in the first six months of operations following the establishment of the joint venture. Construction of a third shaft at Turquoise Ridge is on schedule and within budget.

Hemlo has been upgraded to the strategic category by modernizing and refocusing the operation, phasing out the open pit and transitioning to underground contract mining. There has been an encouraging turnaround in its performance and there are indications that its Life of Mine could be extended.

Pueblo Viejo had a very good year but the main excitement there is a plant and tailings expansion project which will turn what is already one of the world's largest gold mines into an operation capable of maintaining an annual production of more than 800,000 ounces on a 100% basis well into the future. A long-life Pueblo Viejo is obviously good for Barrick and it's even more beneficial for the Dominican Republic – the mine provides more than 20% of the country's corporate tax revenue.

Veladero also did well after struggling for years, thanks to the work we put into redesigning and replanning the operation. Its Life of Mine has been extended beyond 2030 by a pit pushback, and a project to link the mine to clean grid power across the border in Chile is scheduled for commissioning in the second half of 2020.

The El Indio Belt extends from Veladero in the north to Alturas in the south and straddles the border between Argentina and Chile. The El Indio Belt is in a particularly well-endowed gold province which has already yielded 50 million ounces and holds the potential for much more. Barrick controls permits over a distance of 100 kilometres with significant known targets, including the giant Pascua-Lama project in the north as well as almost nine million ounces of inferred resources in the Alturas/Del Carmen complex in the south.

Twiga Joint Venture is a new company jointly owned by Barrick and the Tanzanian government formed as part of an agreement to settle Acacia Mining plc's dispute with the authorities and to manage our assets in Tanzania. This included a benefits-sharing deal designed to secure a genuine partnership between Barrick and the state. Since consolidating the Tanzanian mines after the minority buy-out of Acacia Mining plc, we have restarted normal operations at North Mara, where there is a lot of potential and we are focused on identifying opportunities for performance enhancement as well as resource growth. Elsewhere in the Lake Victoria goldfields, Bulyanhulu is running on tailings while we plan its restart. Buzwagi is expected to enter care and maintenance in 2021.

Annual Report 2019 19

of These approximately divestments $1.2 collectively billion and, generated as this strategic gross proceeds process Pueblo there is a Viejo plant had and a tailings very good expansion year but project the main which excitement will turn by continues, the end we of this expect year. it to have earned Barrick $1.5 billion what operation is already capable one of of maintaining the world’s largest an annual gold production mines into an of At a time when the global gold industry is at or near peak future. more than A long-life 800,000 Pueblo ounces Viejo on is a obviously 100% basis good well for into Barrick the production, in replacing it all is of worth our gold noting reserves that in 2019 depleted Barrick by mining, succeeded and and the mine it’s even provides more more beneficial than 20% for the of the Dominican country’s Republic corporate – at including a higher the grade. Randgold This merger was achieved and Nevada net of joint all changes, venture, tax revenue. our the minority interest in buyout Kalgoorlie, of Acacia the Mining reclassification plc, the of disposal Lagunas of Veladero work we put also into did redesigning well after struggling and replanning for years, the thanks operation. to the Norte pit pushback to mineral at Hemlo resources from and our the proven removal and of probable the Phase gold 6 Its pushback, Life of Mine and a has project been to extended link the mine beyond to clean 2030 grid by power a pit reserves statement. the across second the border half of in 2020. Chile is scheduled for commissioning in we Behind have the made scenes, the business as John Thornton fit for purpose noted by in his flattening message, the The El Indio Belt extends from Veladero in the north to Alturas costs, corporate establishing structure, reducing empowered general regional and administrative executive in and the Chile. south The and El Indio straddles Belt is the in a border particularly between well-endowed Argentina orebodies management back teams to the operations. and moving We responsibility have also introduced for the gold and holds province the which potential has for already much yielded more. 50 Barrick million controls ounces capacity a strong throughout geological the and organization mineral resource to ensure management that we permits known targets, over a including distance of the 100 giant kilometres Pascua-Lama with significant project in optimize our existing assets. resources the north as in the well Alturas/Del as almost Carmen nine million complex ounces in the of south. inferred Overview of the operations Porgera in Papua New Guinea has Tier One potential but Nevada business. Gold Already Mines the world’s is the value largest foundation gold mining of complex, Barrick’s faces many challenges in the form of legacy issues and an unruly neighborhood. Despite these, Porgera exceeded its is it holds the most enormous significant potential ore-controlling for growth. structural The Carlin corridor trend in production guidance for the year on the back of a particularly strong fourth quarter of 2019, and brownfields exploration Nevada, going to with be one open of mineralization our main hunting at many grounds points, in 2020 and and it is has identified a significant potential upside to the Life of Mine. We are negotiating a 20-year extension to Porgera’s of beyond. interest, Further ranging afield, from we walk-up have already drill targets identified to large new areas areas lease with the government. geological that are known features to but contain are largely prospective unexplored. stratigraphy Our fresh and Kibali continued to shine with a record-breaking performance for the third consecutive year. Gold production geology-focused mineral resource management approach of is integrating leading directly exploration to a host and was well above the top end of guidance and costs were in the lower half of the range. The successful Kalimva-Ikamva of new target areas. prefeasibility study prepares the way for an open pit project which will enhance production flexibility and potentially Cortez quarter was of 2019 one as of it the continued stand-out its performers transition to of athe mainly last extend Kibali’s life well beyond 10 years. underground to start contributing operation. later in Its 2020. Deep The South feasibility project study is on on track the Twiga Joint Venture is a new company jointly owned by Barrick and the Tanzanian government formed as part of Fourmile Goldrush project, project is it expected will eventually in 2021 be included and, together in the with Cortez the an agreement to settle Acacia Mining plc’s dispute with the authorities and to manage our assets in Tanzania. This complex, securing Cortez’s future as a Tier One asset. included a benefits-sharing deal designed to secure a genuine partnership between Barrick and the state. Since Turquoise Gold Mines’ Ridge performance was another and also big delivered driver of more Nevada than consolidating the Tanzanian mines after the minority buy-out of Acacia Mining plc, we have restarted normal operations $ operations 100 million following in synergy the establishment savings in the of first the six joint months venture. of at North Mara, where there is a lot of potential and we are focused on identifying opportunities for performance Construction schedule and within of a third budget. shaft at Turquoise Ridge is on enhancement as well as resource growth. Elsewhere in the while Lake we Victoria plan its goldfields, restart. Buzwagi Bulyanhulu is expected is running to on enter tailings care Hemlo modernizing has been and refocusing upgraded to the the operation, strategic phasing category out by and maintenance in 2021. the mining. open There pit and has transitioning been an encouraging to underground turnaround contract in its performance could be extended. and there are indications that its Life of Mine Annual Report 2019 19

Loulo-Gounkoto performed very well and exceeded its production guidance. Its solar power project – Barrick's first – is on track to add 20 megawatts to its power grid, reducing operating costs and cutting carbon emissions by 40,000 tonnes per year. Development of the complex's third underground mine is scheduled to start in the fourth quarter of 2020, while ongoing drilling points to further growth in the complex's asset base.

Tongon has about two-and-a-half years of life left but remains a strong cash producer and we continue to look for additional resources that could extend its life of mine.

The copper mines had a very good year and collectively exceeded their production guidance. Their performance was led by Lumwana, where cost-reduction initiatives in conjunction with improvements in plant availability and mining efficiency drove a big turnaround.

Taking tech to the next level

Barrick is intent on being at the leading edge of digitalization and automation in the mining industry, and trials and projects designed to make our operations more efficient as well as safer are driving the increased use of technology across the group.

Centres of excellence have been established to advance autonomous applications for both surface and underground operations and to eliminate the need for a range of sites trialing different systems. In Nevada, the first stage of a project designed to enable the retrofitting of an autonomous system for Carlin's fleet has been completed successfully. At Kibali, which remains a world leader in underground automation, multiple autonomous machines can operate on the same haulage level. A trial to utilize this technology on the production levels has been completed successfully and a single operator can now control up to three machines acting semi-autonomously in different zones. An additional system which will provide real-time visibility of the underground operations, including personnel and equipment tracking, is currently being commissioned.

With the rapid development of electric vehicles, we have introduced a battery-powered development drill at Hemlo as a first step towards establishing the potential of this new technology. We are doing the same with a similar trial of an underground haul truck at Turquoise Ridge.

Investing in our future

Following the establishment of our Nevada Gold Mines joint venture, our Nevada exploration is well underway and early versions of unified geological models have already identified new areas of interest, from walk-up drill targets to vast tracts of land that are known to contain prospective stratigraphy and geological features but have had little to no drilling. While it's early days, we are excited about the potential for further orebody extensions as well as new discoveries.

Likewise, we also have extensive land positions in many of the world's most prolific gold districts outside Nevada such as the Andean trend in South America, the West African Birimian goldfields, the East African Congo Craton and the Pacific Rim. Our global footprint has expanded with the addition of exploration programs in Tanzania, the Guiana Shield and more recently in Japan, and we continue to search for opportunities to enhance our pipeline of quality prospects. We won't rest in our relentless pursuit of Tier One discoveries, wherever they may be, confident in our ability to continue to make discoveries and generate value for our investors and stakeholders.

Health, safety and the environment

Caring for the well-being of our employees is a top priority and a key component of Barrick's ESG programs. We are currently engaged in managing the impacts of the coronavirus pandemic on our people and our business. Our financial strength, established prevention practices and procedures, and the experience we gained from dealing with two Ebola pandemics around our African operations, have placed us in a very strong position to cope with this new challenge.

We constantly strive for the improvement of our health and safety record and have made some progress, but still have some distance to go. At the time of the merger, all the Randgold sites held the ISO 45001 health and safety certification but all the Barrick operations did not. We are addressing this and by the end of 2021, all our sites will be certified under ISO 45001.

20 Barrick Gold Corporation

production Loulo-Gounkoto guidance. performed Its solar very power well project and exceeded – Barrick’s its venture, Following our the Nevada establishment exploration of our is Nevada well underway Gold Mines and early joint reducing first – is on operating track to costs add and 20 megawatts cutting carbon to its emissions power grid, by new versions areas of of unified interest, geological from walk-up models drill have targets already to vast identified tracts 40,000 underground tonnes mine per year. is scheduled Development to start of in the the complex’s fourth quarter third of and land geological that are features known to but contain have prospective had little to stratigraphy no drilling. complex’s of 2020, while asset ongoing base. drilling points to further growth in the While further it’s orebody early days, extensions we are as excited well as about new discoveries. the potential for remains Tongon ahas strong about cash two-and-a-half producer and we years continue of life to left look but for Likewise, the world’s we most also prolific have extensive gold districts land outside positions Nevada in many such of additional resources that could extend its life of mine. Birimian as the Andean goldfields, trend the in East South African America, Congo the Craton West and African the exceeded The copper their mines production had a very guidance. good year Their and performance collectively Pacific addition Rim. of exploration Our global programs footprint in has Tanzania, expanded the with Guiana the was conjunction led by Lumwana, with improvements where cost-reduction in plant availability initiatives and in search Shield and for opportunities more recently to in enhance Japan, our and pipeline we continue of quality to mining efficiency drove a big turnaround. prospects. One discoveries, We won’t wherever rest in they our may relentless be, confident pursuit of in Tier our Taking tech to the next level ability for our to investors continue and to stakeholders. make discoveries and generate value Barrick and automation is intent on in the being mining at the industry, leading and edge trials of digitalization and projects While 2019 was a year of building the foundations, I believe safer designed are driving to make the our increased operations use more of technology efficient across as well the as that we are now well placed to resume investing in our future through focused greenfields exploration driven by the clear group. understanding that it is exploration that ultimately drives our value train. autonomous Centres of excellence applications have for both been surface established and underground to advance operations and to eliminate the need for a range of sites Health, safety and the trialing project designed different systems. to enable the In Nevada, retrofitting the of an first autonomous stage of a environment During the past year, ESG management has become an system At Kibali, for which Carlin’s remains fleet has a world been completed leader in underground successfully. increasingly important factor in investment decisions, as it is a critical measure of the sustainability of a business. I have long automation, the same haulage multiple level. autonomous A trial to machines utilize this can technology operate on on argued that a good business should also be a good citizen. Particularly in emerging countries, mining companies have a single the production operator levels can now has control been completed up to three successfully machines acting and a moral obligation as well as a commercial motivation to minimize their impact on the environment, help develop economies and semi-autonomously which will provide in real-time different visibility zones. An of additional the underground system uplift communities through opportunity creation, skills transfer and quality of life improvement. If the mining industry is to currently operations, being including commissioned. personnel and equipment tracking, is survive in a changing world, it has to recognize society’s new value beyond priorities profitability. and adapt Acknowledging to behavioral that expectations the value that mining go With introduced the rapid a battery-powered development of development electric vehicles, drill at Hemlo we have as creates should be shared with all stakeholders is an important step in that direction. technology. a first step towards We are doing establishing the same the with potential a similar of trial this of new an Caring for the well-being of our employees is a top priority underground haul truck at Turquoise Ridge. and a key component of Barrick’s ESG programs. We are currently pandemic engaged on our in people managing and the our impacts business. of the Our coronavirus financial Investing in our future strength, established prevention practices and procedures, While exploration creates value, embedding our unique mineral resource management model as a core part of our pandemics and the experience around our we African gained operations, from dealing have with placed two Ebola us in operating culture ensures the responsible and sustainable stewardship of our orebodies to optimize and deliver their a very strong position to cope with this new challenge. value. In the first year following the merger, our focus has been on the fundamentals: optimizing and augmenting We safety constantly record and strive have for made the improvement some progress, of our but health still have and our geology teams, enhancing our mines’ geological databases, increasing our orebody knowledge through some sites held distance the ISO to go. 45001 At the health time of and the safety merger, certification all the Randgold but all extensive relogging campaigns, improving grade control and reconciliation practices, and generating significantly more the the end Barrick of 2021, operations all our did sites not. will We be certified are addressing under ISO this 45001. and by robust resource models. 20 Barrick Gold Corporation

There were no major environmental incidents at our sites in 2019. All but four of our mines have the ISO 14001 environmental certification and by the end of 2020, all of our mines will have that certification. All the operations, apart from the recently consolidated Tanzanian mines, have community development programs and these will be implemented in Tanzania in the course of this year. In addition, biodiversity action plans are being rolled out at those sites that do not already have them. There are some environmental legacy issues that remain to be addressed, notably in Latin America, but on this front, too, we are making steady progress.

Building the world's most valued gold company

We started 2019 with a long and challenging to-do list and I am happy to report that by the end of 2019 we had ticked all the boxes, and then some. This achievement would not have been possible without the support and guidance of John Thornton and the Board of Directors; the many people from both legacy companies who created a new Barrick by uniting in one team with one mission; our host countries and communities who grant us our social license and value us as a partner; our business associates across the globe; and, of course, our investors. You are all stakeholders in Barrick, and the reason we go to work each day is to create sustainable value for you.

While much has been achieved, much remains to be done, and 2020 will be another busy year. The work we did in 2019 has equipped us well to take Barrick to the next level.

We stand on the strong foundation of our enormous organic growth potential, which will support a positive production profile and a very robust business, capable of generating a substantial cash flow for at least the next decade. There are also opportunities for growth outside our current ambit which we continue to explore. All in all, I am confident that we are more than capable of delivering on our promise: to build the world's most valued gold company.

Mark Bristow
President and Chief Executive Officer

10-YEAR GOLD PRODUCTION PLAN

Barrick's 10-year gold production profile is based on its current operating asset portfolio, sustaining projects in progress and exploration/mineral resource management initiatives in execution. Additional asset optimization, further exploration growth, new project initiatives and divestitures are not included. This 10-year outlook is subject to change and is based on the same assumptions as the current five-year outlook detailed in endnote (viii) for the initial five years. The subsequent five years is also subject to change and assumes attributable production from Fourmile (starting in 2028) as well as exploration and mineral resource management projects in execution at Nevada Gold Mines, Hemlo and Porgera.

Annual Report 2019 21

There All but were four no of major our mines environmental have the incidents ISO 14001 at our environmental sites in 2019. certification that certification. and by All the the end operations, of 2020, all apart of our from mines the will recently have programs consolidated and Tanzanian these will mines, be implemented have community in Tanzania development in the being course rolled of this out year. at those In addition, sites that biodiversity do not already action have plans them. are addressed, There are some notably environmental in Latin America, legacy but issues on this that front, remain too, to we be are making steady progress. Building the world’s most valued gold company happy We started to report 2019 that with by a long the end and of challenging 2019 we to-do had ticked list and all I am the boxes, possible and without then some. the support This achievement and guidance would of John not have Thornton been and companies the Board who of created Directors; a new the many Barrick people by uniting from in both one legacy team us with our one social mission; license our host and countries value us and as a communities partner; our who business grant are associates all stakeholders across the in globe; Barrick, and, and of the course, reason our we investors. go to work You each day is to create sustainable value for you. 2020 While will much be has another been busy achieved, year. much The work remains we to did be in done, 2019 and has equipped us well to take Barrick to the next level. We growth stand potential, on the strong which foundation will support of our a positive enormous production organic substantial profile and cash a very flow robust for at business, least the capable next decade. of generating There are a we also continue opportunities to explore. for growth All in outside all, I am our confident current ambit that we which are more world’s than most capable valued of gold delivering company. on our promise: to build the Mark Bristow President and Chief Executive Officer 10-YEAR GOLD PRODUCTION PLAN Moz 6,000 5,000 4,000 3,000 2,000 1,000 0 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 North America Latin America and Asia Pacific Africa and Middle East Barrick’s management 10-year initiatives gold production in execution. profile Additional is based asset on its optimization, current operating further asset exploration portfolio, growth, sustaining new project projects initiatives in progress and and divestitures exploration/mineral are not included. resource This The 10-year subsequent outlook is five subject years to is also change subject and is to based change on and the assumes same assumptions attributable as production the current from five-year Fourmile outlook (starting detailed in 2028) in endnote as well (viii) as exploration for the initial and five mineral years. resource management projects in execution at Nevada Gold Mines, Hemlo and Porgera. projects Barrick is is closely disrupted monitoring due to efforts the global to slow COVID-19 the spread pandemic of the and virus. Barrick’s guidance may be impacted if the operation or development of our mines and Annual Report 2019 21

EXECUTIVE COMMITTEE

Mark Bristow
Barrick President and Chief Executive Officer

Mark Bristow was appointed President and Chief Executive Officer of Barrick in January 2019, following the merger with Randgold Resources. Previously, he was the Chief Executive Officer of Randgold following his pioneering exploration work in West Africa. He subsequently led Randgold's growth through the discovery and development of high quality assets into a major international gold mining business. He played a pivotal role in promoting the emergence of a sustainable mining industry in Africa, and has a proven track record of delivering significant shareholder value. He holds a Doctorate in Geology from the University of KwaZulu-Natal.

Catherine Raw
Chief Operating Officer, North America

Catherine Raw is the executive responsible for the North America region. She was formerly Chief Financial Officer of Barrick. She joined the company in May 2015 as Executive Vice-President, Business Performance, and was previously co-manager of BlackRock's flagship mining funds.

Mark Hill is the executive responsible for the Latin America and Asia Pacific region. He was formerly Chief Investment Officer of Barrick, chairing its investment committee and has more than 25 years of experience in the mining industry.

Graham Shuttleworth
Senior Executive Vice-President, Chief Financial Officer

Graham Shuttleworth is a chartered accountant with over 25 years of mining industry experience. Previously, he was the Financial Director and Chief Financial Officer of Randgold from July 2007, and prior to that the managing director and head of metals and mining for the Americas in the global investment banking division of HSBC. He became the Senior Executive Vice-President and CFO of Barrick with the merger in January 2019.

Kevin Thomson
Senior Executive Vice-President, Strategic Matters

Kevin Thomson is intimately involved in all activities of strategic significance to the company, including the development of partnerships with other mining companies, investors, suppliers and other business partners, strategic legal issues, management of complex negotiations, as well as development of corporate strategy and governance.

Willem Jacobs
Chief Operating Officer, Africa and Middle East

Willem Jacobs is the executive responsible for the Africa and Middle East region. He joined Randgold in 2010 and was responsible for the establishment of Randgold's activities in Central and East Africa, specifically in the Democratic Republic of Congo. He was appointed COO, Africa and Middle East after the merger in January 2019.

22 Barrick Gold Corporation

EXECUTIVE COMMITTEE Mark President Bristow and was Chief appointed Executive Graham Shuttleworth is a Officer of Barrick in January 2019, 25 chartered years of accountant mining industry with over following Randgold the Resources. merger with Previously, experience. Previously, he was he was the Chief Executive the Financial Financial Officer Director of Randgold and Chief Officer pioneering of Randgold exploration following work in his from July 2007, and prior to West Africa. He subsequently that head the of metals managing and director mining and led Randgold’s growth through for the Americas in the global Mark Bristow Graham Shuttleworth the discovery and development investment banking division of Barrick President of high quality assets into a Senior Executive HSBC. He became the Senior and Chief Executive major international gold mining Vice-President, Chief Executive Vice-President and Officer business. He played a pivotal Financial Officer role in promoting the emergence January CFO of Barrick 2019. with the merger in in of Africa, a sustainable and has mining a proven industry track record of delivering significant Kevin involved Thomson in all activities is intimately of shareholder value. He holds a Doctorate in Geology from the the strategic company, significance including to the University of KwaZulu-Natal. development with other mining of partnerships companies, investors, business partners, suppliers strategic and other Catherine responsible Raw for is the the North executive America legal issues, management of complex negotiations, as well as region. Financial She Officer was of formerly Barrick. Chief She Kevin Thomson development of corporate strategy Senior Executive and governance. as joined Executive the company Vice-President, in May 2015 Vice-President, Strategic Matters Business was previously Performance, co-manager and of BlackRock’s flagship mining responsible Willem Jacobs for is the the Africa executive and Catherine Raw funds. Middle East region. He joined Chief Operating Randgold in 2010 and was Officer, North America responsible for the establishment and of Randgold’s East Africa, activities specifically in Central in the He Democratic was appointed Republic COO, of Congo. Africa and Middle East after the merger Mark Hill is the executive Willem Jacobs in January 2019. responsible for the Latin America Chief Operating and Asia Pacific region. He was Officer, Africa and formerly Chief Investment Officer Middle East committee of Barrick, chairing and has its more investment than 25 years industry. of experience in the mining Mark Hill Chief Operating Officer, Latin America and Asia Pacific 22 Barrick Gold Corporation

Rod Quick
Mineral Resource Management and Evaluation Executive

Rod Quick is a geologist with an MSc and 24 years' experience in the gold mining industry. He joined Randgold in 1996, and was involved in the exploration, evaluation and production phases of all of Randgold's projects since Morila. Rod was appointed to his current position following the merger in January 2019.

Lois Wark
Group Corporate Communications and Investor Relations Executive

Lois Wark joined Randgold when the company was established in 1995 and headed its corporate communications function for the past 20 years. She has assumed responsibility as executive in charge of Barrick's global corporate communications and investor relations programs.

Rob Krcmarov
Executive Vice-President, Exploration and Growth

With over 30 years' experience in geology and exploration, Rob Krcmarov leads a global team of geoscientists and exploration professionals who are responsible for the discovery of a number of the largest gold deposits in recent decades, including Lagunas Norte, Goldrush, Fourmile, Gounkoto, Massawa and Alturas.

Grant Beringer
Group Sustainability Executive

Darian Rich
Human Resources Executive

Darian Rich, who has more than 25 years' experience in human resource management, was appointed Executive Vice-President, Talent Management, in July 2014, when he was tasked with attracting, retaining and developing exceptional people.

John Steele
Metallurgy, Engineering and Capital Projects Executive

John Steele is the executive responsible for capital projects and provides operational and engineering oversight to the group. He joined Randgold in 1996 and was responsible for the successful construction and commissioning of Randgold's Morila, Loulo, Tongon, Gounkoto and Kibali mines.

Greg Walker
Executive Managing Director, Nevada Gold Mines

Greg Walker has been the Executive Managing Director of Nevada Gold Mines since the JV was formed in July 2019. Prior to leading Nevada Gold Mines, he was Barrick's Senior Vice-President, Operational and Technical Excellence, responsible for driving transformational business improvement across Barrick's operations.

Rich Haddock
General Counsel

Rich Haddock joined Barrick in 1997 and after progressing through various legal and other roles, was appointed General Counsel in 2014. Non-legal roles at Barrick included Vice-President, Environment and Regional President, North America. With prior legal roles in the mining industry and as a partner in a major law firm, he has over 35 years' experience.

Annual Report 2019 23

Rod MSc Quick and 24 is years’ a geologist experience with an Lois Wark joined Randgold when in the gold mining industry. He 1995 the company and headed was established its corporate in joined was involved Randgold in the in 1996, exploration, and communications function evaluation and production phases for has the assumed past 20 responsibility years. She Morila. of all of Randgold’s Rod was appointed projects to since as executive in charge of his current position following the Barrick’s communications global corporate and investor merger in January 2019. relations programs. Rod Quick Lois Wark Mineral Resource Group Corporate Management and Communications and Evaluation Executive Investor Relations Executive in With geology over 30 and years’ exploration, experience Grant Beringer oversees all sustainability related aspects for Rob team Krcmarov of geoscientists leads a and global the company and is a member of the environmental and social exploration are responsible professionals for the discovery who oversight committee. He holds an MSc in environmental of deposits a number in recent of the decades, largest gold management and has over 15 years’ experience in the including Goldrush, Lagunas Fourmile, Norte, Gounkoto, environmental and social consulting industry. Rob Krcmarov Massawa and Alturas. Grant Beringer Executive Vice- Group Sustainability President, Exploration Executive and Growth Darian than 25 Rich, years’ who experience has more in John Steele is the executive responsible for capital projects human was appointed resource Executive management, Vice- and provides operational and engineering oversight to the July President, 2014, Talent when he Management, was tasked in group. He joined Randgold in 1996 and was responsible for with developing attracting, exceptional retaining people. and the successful construction and commissioning Morila, Loulo, Tongon, of Randgold’s Gounkoto Darian Rich John Steele and Kibali mines. Human Resources Metallurgy, Executive Engineering and Capital Projects Executive Greg Executive Walker Managing has been Director the of Rich in 1997 Haddock and after joined progressing Barrick Nevada JV was formed Gold Mines in July since 2019. the through roles, was various appointed legal and General other Mines, Prior to he leading was Barrick’s Nevada Gold Senior Counsel roles at Barrick in 2014. included Non-legal Vice- Vice-President, Technical Excellence, Operational responsible and Regional President, President, Environment North and business for driving improvement transformational across in America. the mining With industry prior legal and roles as a Greg Walker Rich Haddock Barrick’s operations. partner in a major law firm, he Executive Managing General Counsel has over 35 years’ experience. Director, Nevada Gold Mines Annual Report 2019 23

FINANCIAL REVIEW

Net earnings was $4.0 billion in 2019 and net cash provided by operating activities increased by 61% to $2.8 billion from the previous year. The significant improvement in our free cash flow to $1.1 billion represents an increase of 210% year on year with our adjusted EBITDA margin increasing from 43% to 50%[iii]. Importantly, our gold AISC and total cash cost metrics were in the lower half of the guidance ranges highlighting that this outcome was achieved through the disciplined delivery of our plans[iii].

This strong cash flow outcome allowed us to almost halve our net debt to $2.2 billion in the space of 12 months and to increase our quarterly dividend to 7 cents per share, an increase of 75% relative to the Q1 dividend of 4 cents. After considering the early repayment of another tranche of our public market debt in January 2020, we are now in the enviable position of having less than $100 million of public debt maturities falling due before 2033. Quite a remarkable turnaround from the position six years ago when net debt was over $13 billion.

In terms of the increase in our dividend, this is consistent with our stated commitment to growing shareholder returns while we continue to invest in the business and maintain a strong balance sheet. Divestment proceeds expected in the near term will further improve our flexibility to maintain strong shareholder returns while continuing to grow the business through the execution of our pipeline of growth projects and exploration.

With a cash balance of $3.3 billion at year end and another $3.0 billion accessible from our undrawn credit facility, our total liquidity at year end was $6.3 billion. Along with forecast free cash flow generation in 2020, this will allow Barrick to fund our immediate growth plans unencumbered by the vagaries of the capital markets.

At an individual site level, there were many stand-out performers with Loulo-Gounkoto, Kibali, Porgera, Veladero, Long Canyon and Jabal Sayid all exceeding the top end of their production guidance ranges for 2019 and many more at the top end of their guidance range.

24 Barrick Gold Corporation

FINANCIAL REVIEW The 2019 year was a year of transformation for Barrick and this was borne out in our financial results. Four quarters of consistently solid operational performance resulted in a strong set of financial results for the year in every respect. Although the higher gold price was a key part of this, it was our operational delivery and stability which ensured that this benefit was fully captured and delivered to the bottom line. Net by operating earnings was activities $4.0 billion increased in 2019 by and 61% net to cash $2.8 provided billion In with terms our stated of the commitment increase in our to growing dividend, shareholder this is consistent returns from free cash the previous flow to year. $1.1 The billion significant represents improvement an increase in our of strong while we balance continue sheet. to invest Divestment in the proceeds business expected and maintain in the a 210% year on year with our adjusted EBITDA margin near term will further improve our flexibility to maintain strong increasing from 43% to 50%iii. Importantly, our gold shareholder returns while continuing to grow the business the AISC guidance and total ranges cash cost highlighting metrics were that in this the outcome lower half was of exploration. through the execution of our pipeline of growth projects and achieved through the disciplined delivery of our plansiii. This strong cash flow outcome allowed us to almost halve $ With 3.0 abillion cash balance accessible of $from 3.3 billion our at undrawn year end credit and another facility, our to increase net debt our to $quarterly 2.2 billion dividend in the space to 7 of cents 12 months per share, and our forecast total free liquidity cash at flow year generation end was $in 6.3 2020, billion. this Along will allow with an After increase considering of 75% the relative early repayment to the Q1 dividend of another of 4 tranche cents. Barrick by the vagaries to fund our of the immediate capital markets. growth plans unencumbered in of the our enviable public market position debt of in having January less 2020, than $ we 100 are million now At an individual site level, there were many stand-out a of remarkable public debt turnaround maturities from falling the due position before six 2033. years Quite ago performers Long Canyon with and Loulo-Gounkoto, Jabal Sayid all exceeding Kibali, Porgera, the top Veladero, end of when net debt was over $13 billion. at their the production top end of guidance their guidance ranges range. for 2019 and many more 24 Barrick Gold Corporation

The transformation of the business was also evident in a significantly lower corporate administration cost. Relative to our original guidance for the 2018 year of $275 million, we have now more than halved our spend with an outcome of $130 million for 2019 (excluding severance costs). This was partly achieved through the closure of satellite corporate offices in Tucson, San Francisco and Buenos Aires with substantial reductions in other offices such as Toronto and Santiago in keeping with our mantra of putting the execution of our mine plans in the hands of the people closest to the mine site and eliminating waste and inefficiency. In addition, we eliminated redundant entities in the group which has the benefit of further simplifying our business.

The final element of our transformation has been in relation to our Enterprise Resource Planning (ERP) and consolidation systems environment. Our initial focus was to bring the former Randgold entities into the Barrick consolidation system to facilitate our quarterly reporting.

Following the combination of our Nevada operations with Newmont's to create Nevada Gold Mines, we also added those systems to our integration roadmap. Going forward, we will be using SAP as our transactional system for the group and we have progressed the design and testing phases of this major two-year project according to plan. This will give us better insights into our business, allowing us to capture further productivity efficiencies and enable timely decision-making.

Dealing with risk effectively is a source for sustainable business and is an integral part of how we protect and create value. During 2019, we made progress with our risk management capabilities to ensure ownership of risk was embedded in our business at the operations across the group. We implemented new procedures in risk management and updated operational risk registers to focus on a risk aware culture allowing risks to be managed within agreed thresholds in a proactive and effective manner. We also introduced a combined group risk register to allow for a top down view of key risks facing the business and to ensure that we deal with risk effectively in all our decision-making.

While 2019 has been a transformative year, we will be the first to acknowledge that more value is on the horizon and we will continue our unrelenting focus on the capture of this upside in order to maintain our position as the world's most valued gold mining company.

Graham Shuttleworth
Senior Executive Vice-President, Chief Financial Officer

BARRICK 5-YEAR PLAN[viii]

Gold production (attributable) koz
Gold capital expenditure[1] (attributable)[x] $ million
Cost of sales, Total cash costs and AISC $/oz
6,000
5,000
4,000
3,000
2,000
1,000
0
1,200
1,000
800
600
400
200
0
2020
2021
2022
2023
2024
North America
Latin America and Asia Pacific
Africa and Middle East
Cost of sales[v]
AISC[ii]
Total cash costs[ii]
Total capital expenditure

Annual Report 2019 25

The significantly transformation lower corporate of the business administration was also cost. evident Relative in to a our have original now more guidance than halved for the our 2018 spend year with of $ 275 an outcome million, we of $ partly 130 million achieved for 2019 through (excluding the closure severance of satellite costs) . corporate This was offices substantial in Tucson, reductions San in Francisco other offices and such Buenos as Toronto Aires with and of Santiago our mine in keeping plans in with the our hands mantra of the of people putting closest the execution to the mine we eliminated site and eliminating redundant waste entities and in the inefficiency. group which In addition, has the benefit of further simplifying our business. The to our final Enterprise element Resource of our transformation Planning (ERP) has and been consolidation in relation former systems Randgold environment. entities Our into initial the focus Barrick was consolidation to bring the system to facilitate our quarterly reporting. Newmont’s Following the to combination create Nevada of our Gold Nevada Mines, operations we also added with we those will systems be using to SAP our integration as our transactional roadmap. Going system forward, for the group phases and of this we major have progressed two-year project the design according and totesting plan. This to capture will give further us better productivity insights efficiencies into our business, and enable allowing timely us decision-making. business Dealing with and risk is an effectively integral part is a ofsource how we for protect sustainable and create risk management value. During capabilities 2019, we to ensure made progress ownership with of risk our the was group. embedded We in implemented our business new at the procedures operations in across risk on management a risk aware and culture updated allowing operational risks to risk be registers managed to within focus also agreed introduced thresholds a combined in a proactive group and risk effective register to manner. allow for We a top that down we deal view with of key risk risks effectively facing in the all business our decision-making. and to ensure While first to 2019 acknowledge has been that a transformative more value is year, on the we horizon will be and the we upside will continue in order to our maintain unrelenting our position focus on as the the capture world’s of most this valued gold mining company. Graham Shuttleworth Senior Executive Vice-President, Chief Financial Officer BARRICK 5-YEAR PLANviii Gold production (attributable) koz Gold capital expenditure1 (attributable)x $ million Cost of sales, Total cash costs and AISC $/oz 6,000 1,200 5,000 1,000 4,000 800 3,000 600 2,000 400 1,000 200 0 0 2020 2021 2022 202 2024 North America Latin America and Asia Pacific Africa and Middle East Cost of salesv AISCiii Total cash costsiii Total capital expenditure 1 Gold capital expenditure includes project and sustaining capital expenditure across all gold operations but does not include capital expenditure related to the copper operations. Barrick projects is is closely disrupted monitoring due to efforts the global to slow COVID-19 the spread pandemic of the and virus. Barrick’s guidance may be impacted if the operation or development of our mines and Annual Report 2019 25

GOLD MARKET OVERVIEW

The gold price had a strong and sustained positive performance in 2019 on the back of increasing investor interest due to geopolitical uncertainties, reductions in interest rates in large economies, and a search for investment alternatives as many global equity markets traded at or near all-time highs. The extension of these macroeconomic themes into 2020 continues to provide a backdrop for robust gold price performance.

The average price of gold in 2019 was $1,393/oz, a 10% increase over the $1,268/oz average in 2018. $1,393/oz was the highest annual average price since 2013 and represented the fourth straight year of average price increases.

The gold price reached a six-year high of $1,557/oz in September 2019 – a price that has been exceeded in early 2020. Gold prices ended 2019 at $1,515/oz, representing an increase of 18% since the end of 2018.

A reduction in global interest rates, including three 25-basis-point benchmark rate cuts by the US Federal Reserve in 2019 and a return to negative 10-year yields in parts of Europe, helped to increase the gold price by reducing the opportunity cost of holding gold. At the beginning of 2019, the market expectation was for US benchmark rates to increase over the course of the year, so the resulting series of rate cuts had an especially positive impact on gold prices despite a US dollar that remained strong.

An increase in geopolitical tensions, including an escalation of hostilities between the US and Iran; trade disputes, including tariffs put in place by the US and China; and economic uncertainties, including concerns over the pace of growth in China and Europe, have also seen buyers turn to gold as a safe haven and store of value.

Investor demand for gold was very strong in 2019, with the World Gold Council reporting that collective ETF gold holdings grew by over 400 tonnes during the year and reached an all-time high of approximately 2,900 tonnes in the fourth quarter of 2019. COMEX net longs also reached an all-time high during 2019, a significant reversal of sentiment from the net short position that existed in late 2018.

While there was strong appetite for gold from the investment community, overall demand for gold fell modestly in 2019, as rising prices in non-US currencies, including the Euro, Pound sterling, Japanese yen, Indian rupee and Chinese yuan, reduced consumer demand for jewelry, bars and coins. In particular, global jewelry demand was down 6% compared to 2018, with China and India – responsible for over half the world's jewelry demand – down 7% and 9%, respectively. However, despite the decrease in the volume of jewelry demand, the overall amount spent on jewelry in US dollar terms actually increased due to the year-on-year rise in the gold price.

Gold demand for electronics and other industrial uses fell by a modest 2% in 2019 as trade tensions weighed on global demand and production. An increase in demand for 5G infrastructure could help to reverse this trend going forward. Central bank purchases of gold were once again substantial in 2019, totaling approximately 650 tonnes. This was a slight decrease of 1% year-on-year but 2019 still represented the second-largest year of net central bank purchases in the last 50 years, with Turkey, Russia, China, and Poland leading the way. Central banks have now been net purchasers of gold for 10 straight years as they look to it as a source of reserve diversification.

Overall supply of gold in 2019 increased by 2%, mainly attributable to a rise in recycled gold. Global mine production was down by 1%, representing the first annual decline in mine supply since 2008 and potentially signaling that the mining industry has reached peak gold production for the foreseeable future. As gold prices have increased and capital has become more readily available in recent years, there is evidence of increased spending on exploration by mining companies, but the costs of mine construction and the time required for environmental studies and permitting activities before reaching the production stage means that a return to sustained global production growth could be delayed.

The supply of recycled gold, which historically has correlated positively with the gold price, increased by 11% in 2019 as rising prices inspired sellers to bring their holdings to the market.

26 Barrick Gold Corporation

GOLD MARKET OVERVIEW performance The gold price in 2019 had on a the strong back and of increasing sustained investor positive community, While there was overall strong demand appetite for for gold gold fell from modestly the investment in 2019, interest interest rates due in to large geopolitical economies, uncertainties, and a search for reductions investment in Pound as rising sterling, prices Japanese in non-US yen, currencies, Indian rupee including and the Chinese Euro, all-time alternatives highs. as many The global extension equity of markets these traded macroeconomic at or near coins. yuan, reduced In particular, consumer global demand jewelry demand for jewelry, was down bars and 6% gold themes price into performance. 2020 continues to provide a backdrop for robust compared over half the to world’s 2018, with jewelry China demand and India – down – responsible 7% and 9%, for The average price of gold in 2019 was $1,393/oz, a 10% of respectively. jewelry demand, However, the overall despite amount the decrease spent on in jewelry the volume in US the increase highest over annual the $ 1,268/oz average price average since in 2013 2018. and $1,393/oz represented was in dollar the gold terms price. actually increased due to the year-on-year rise the fourth straight year of average price increases. Gold demand for electronics and other industrial uses fell by September The gold price 2019 reached – a price a that six-year has been high exceeded of $1,557/oz in early in demand a modest and 2% production. in 2019 as trade An increase tensions in weighed demand on for global 5G an 2020. increase Gold of prices 18% ended since the 2019 end at of $ 2018. 1,515/oz, representing infrastructure Central bank purchases could help of to gold reverse were this once trend again going substantial forward. A reduction in global interest rates, including three 25-basis- in decrease 2019, totaling of 1% approximately year-on-year but 650 2019 tonnes. still This represented was a slight the 2019 point benchmark and a return rate to cuts negative by the 10-year US Federal yields in Reserve parts of in 50 second-largest years, with Turkey, year of Russia, net central China, bank and purchases Poland leading in the last the Europe, opportunity helped cost to of increase holding gold. the gold At the price beginning by reducing of 2019, the for way. 10 Central straight banks years as have they now look been to it net as a purchasers source of reserve of gold the increase market over expectation the course was of the for year, US so benchmark the resulting rates series to diversification. of despite rate cuts a US had dollar an especially that remained positive strong. impact on gold prices attributable Overall supply to a of rise gold in recycled in 2019 gold. increased Global mine by 2%, production mainly An increase in geopolitical tensions, including an escalation mine was down supply by since 1%, 2008 representing and potentially the first signaling annual decline that the in including of hostilities tariffs between put in the place US by and the Iran; US and trade China; disputes, and foreseeable mining industry future. has reached As gold peak prices gold have production increased for and the growth economic in China uncertainties, and Europe, including have concerns also seen over buyers the pace turn to of capital there is has evidence become of more increased readily spending available on in exploration recent years, by gold as a safe haven and store of value. mining the time companies, required for but environmental the costs of studies mine construction and permitting and Investor the World demand Gold Council for gold reporting was very that strong collective in 2019, ETF gold with a activities return to before sustained reaching global the production production stage growth means could that be reached holdings an grew all-time by high over of 400 approximately tonnes during 2,900 the tonnes year in and the delayed. all-time fourth quarter high during of 2019. 2019, COMEX a significant net longs reversal also of reached sentiment an The positively supply with of recycled the gold gold, price, which increased historically by 11% has in correlated 2019 as from the net short position that existed in late 2018. market. rising prices inspired sellers to bring their holdings to the 26 Barrick Gold Corporation

OFFICIAL SECTOR NET PURCHASES AND GOLD PRICES
Tonnes, net
$/oz
700
600
500
400
300
200
100
0
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
79.2
480.8
569.2
629.5
601.1
579.6
394.9
378.6
656.2
650.3
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
Central banks and other institutions (tonnes, net)
LBMA gold price ($/oz)

ANNUAL MINE PRODUCTION
Tonnes
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,748
2,857
2,929
3,110
3,203
3,301
3,398
3,455
3,509
3,464
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

ANNUAL DEMAND - ETFs & SIMILAR PRODUCTS
Tonnes, net
800
600
400
200
0
-200
-400
-600
-800
-1,000
384
256
245
875
153
129
541
271
76
401
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

Source: *Metals Focus, Refinitiv GFMS, ICE Benchmark Administration, World Gold Council.*

Annual Report 2019 27

OFFICIAL SECTOR NET PURCHASES AND GOLD PRICES 700 Tonnes, net $/oz 1,800 600 1,600 1,400 500 1,200 400 1,000 629.5 656.2 650.3 300 569.2 601.1 579.6 800 480.8 600 200 394.9 378.6 100 400 200 79.2 0 0 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 Central banks and other institutions (tonnes, net) LBMA gold price ($/oz) ANNUAL MINE PRODUCTION 4,000 Tonnes 3,500 3,000 2,500 2,000 1,500 2,929 3,110 3,203 3,301 3,398 3,455 3,509 3,464 2,748 2,857 1,000 500 0 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 ANNUAL DEMAND—ETFs & SIMILAR PRODUCTS Tonnes, net 800 600 400 200 384 541 401 0 256 245 271 76 -200 153 129 -400 875 -600 -800 -1,000 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 Source: MetalsFocus,RefinitivGFMS,ICEBenchmarkAdministration,WorldGoldCouncil. Annual Report 2019 27

NORTH AMERICA

2019 NORTH AMERICA PRODUCTION[1]: 2.4Moz

USA
Donlin Gold
Barrick ownership: 50%
CANADA
Golden Sunlight
Barrick ownership: 100%
Nevada Gold Mines[2]
Barrick ownership: 61.5%
Turquoise Ridge[3]
2019 production: 504koz[4]
Carlin[3]
2019 production: 1.3Moz[4]
Cortez[3]
2019 production: 963koz[4]
Goldrush
Barrick ownership: 61.5%
Fourmile
Barrick ownership: 100%
USA
Hemlo
Barrick ownership: 100%
2019 production: 213koz
Corporate office, Toronto
Gold producing
Projects
Care and maintenance
Corporate office

[2] *The Nevada Gold Mines joint venture was formed on July 1, 2019. Barrick's Goldstrike and Newmont's Carlin operation were contributed to the joint venture and are now collectively referred to as Carlin. Additionally, Barrick's Turquoise Ridge and Newmont's Twin Creeks operation were contributed to the joint venture and are now collectively referred to as Turquoise Ridge. As a result, amounts presented for Carlin on a 100% basis for 2019 include Goldstrike results for the full year ended December 31, 2019 (including South Arturo) as well as results for the legacy Carlin operation contributed by Newmont from July 1, 2019 onwards. Similarly, amounts presented for Turquoise Ridge on a 100% basis for 2019 include the legacy Barrick Turquoise Ridge operation for the full year ended December 31, 2019 as well as results from the legacy Twin Creeks operation contributed by Newmont from July 1, 2019 onwards.*

[3] *Tier One mine.*

[4] *Production is presented on a 100% basis.*

28 Barrick Gold Corporation

NORTH AMERICA Nevada Gold Mines in Nevada, USA, is the single largest gold-mining complex in the world, producing approximately 3.5 million ounces a year. Owned 61.5% and operated by Barrick, it comprises three of the company’s Tier One assets, namely Carlin, Cortez and Turquoise Ridge, while the development of Barrick’s Goldrush-Fourmile project will secure Cortez’s Tier One status well into the future. Completing Barrick’s portfolio in the North America region is Hemlo in Ontario, Canada, which is being modernized and refocused to ensure its continued viability. 2019 NORTH AMERICA PRODUCTION1: 2.4Moz USA Barrick Donlin Gold ownership: 50% CANADA Hemlo Barrick ownership: 100% Barrick Golden ownership: Sunlight 100% 2019 production: 213koz Corporate office, Toronto Nevada Gold Mines2 Barrick ownership: 61.5% TurquoiseRidge3 USA 2019 production: 504koz4 Carlin3 2019 production: 1.3Moz4 Cortez3 Gold producing 2019 production: 963koz4 Projects Goldrush Barrick ownership: 61.5% Care and maintenance Corporate office Barrick Fourmile ownership: 100% 1 Attributable gold production excludes the impact of Golden Sunlight, which was placed on care and maintenance during 2019. 2 The Nevada Gold Mines joint venture was formed on July 1, 2019. Barrick’s Goldstrike and Newmont’s Carlin operation were contributed to the joint venture to the joint and venture are now and collectively are now collectively referred to as referred Carlin. to Additionally, as Turquoise Barrick’s Ridge. Turquoise As a result, Ridge amounts and Newmont’s presented for Twin Carlin Creeks on a operation 100% basis were for contributed 2019 include Goldstrike Newmont from results July for 1, the 2019 full onwards. year ended Similarly, December amounts 31, 2019 presented (including for South Turquoise Arturo) Ridge as well on a as 100% results basis for for the 2019 legacy include Carlin the operation legacy Barrick contributed Turquoise by Ridge July 1, operation 2019 onwards. for the full year ended December 31, 2019 as well as results from the legacy Twin Creeks operation contributed by Newmont from 3 Tier One mine. 4 Production is presented on a 100% basis. 28 Barrick Gold Corporation

Catherine Raw, COO North America

5-YEAR GOLD PRODUCTION FORECAST[viii]

Gold production (attributable) koz
Gold capital expenditure (attributable)[x] $ million
Cost of sales, Total cash costs and AISC $/oz
3,000
2,500
2,000
1,500
1,000
500
0
1,200
1,000
800
600
400
200
0
2020
2021
2022
2023
2024
Hemlo
Goldrush
Other NGM
Turquoise Ridge
Cortez
Carlin
Total cost of sales[v]
AISC[iii]
Total cash costs[iii]
Total capital expenditure

ATTRIBUTABLE MINERAL RESOURCES AND RESERVES[1,ix]

Moz
80
70
60
50
40
30
20
10
0
11
70
31
Inferred resources
Measured and indicated resources
Proven and probable reserves

[1] *Mineral resources are inclusive of mineral reserves.*

ATTRIBUTABLE PRODUCTION[2]

000oz
2,500
2,000
1,500
1,000
500
0
2,431
2,300 to 2,450
2019
2020 (est)

COST OF SALES, TOTAL CASH COSTS AND AISC[2]

$/oz
1,000
800
600
400
200
0
943
851
655
970 to 1,020
900 to 950
660 to 710
2019
2020 (est)
Total cash costs[iii]
AISC[iii]
Cost of sales[v]

Annual Report 2019 29

500 1,000 1,500 2,000 2,500 3,000 2020 2021 2022 2023 2024 Gold production (attributable) koz Gold capital expenditure (attributable)x $ million Cost of sales, Total cash costs and AISC $/oz 0 200 400 600 800 1,000 1,200 ATTRIBUTABLE MINERAL RESOURCES AND RESERVES1,ix 1 Mineral resources are inclusive of mineral reserves. 11 31 70 Hemlo Goldrush Other NGM Turquoise Ridge Cortez Carlin Total cost of salesv AISCiii Total cash costsiii Total capital expenditure “The formation, integration and operational delivery at Nevada Gold Mines was the crowning achievement for North America in 2019.” Catherine Raw, COO North America COST OF SALES, TOTAL CASH COSTS AND AISC2 2,431 2,300 to 2,450 943 851 660 to 710 900 to 950 970 to 1,020 2 Excludes the impact of Golden Sunlight, which was placed on care and maintenance during 2019. ATTRIBUTABLE PRODUCTION2 655 5-YEAR GOLD PRODUCTION FORECASTviii Total cash costsiii AISCiii Cost of salesv Barrick is closely monitoring the global COVID-19 pandemic and Barrick’s guidance may be impacted if the operation or development of our mines and projects is disrupted due to efforts to slow the spread of the virus. Annual Report 2019 29500 1,000 1,500 2,000 2,500 3,000 2020 2021 2022 2023 2024 Gold production (attributable) koz Gold capital expenditure (attributable)x $ million Cost of sales, Total cash costs and AISC $/oz 0 200 400 600 800 1,000 1,200 ATTRIBUTABLE MINERAL RESOURCES AND RESERVES1,ix 1 Mineral resources are inclusive of mineral reserves. 11 31 70 Hemlo Goldrush Other NGM Turquoise Ridge Cortez Carlin Total cost of salesv AISCiii Total cash costsiii Total capital expenditure “The formation, integration and operational delivery at Nevada Gold Mines was the crowning achievement for North America in 2019.” Catherine Raw, COO North America COST OF SALES, TOTAL CASH COSTS AND AISC2 2,431 2,300 to 2,450 943 851 660 to 710 900 to 950 970 to 1,020 2 Excludes the impact of Golden Sunlight, which was placed on care and maintenance during 2019. ATTRIBUTABLE PRODUCTION2 655 5-YEAR GOLD PRODUCTION FORECASTviii Total cash costsiii AISCiii Cost of salesv Barrick is closely monitoring the global COVID-19 pandemic and Barrick’s guidance may be impacted if the operation or development of our mines and projects is disrupted due to efforts to slow the spread of the virus. Annual Report 2019 29

LATIN AMERICA AND ASIA PACIFIC While Nevada is Barrick’s value foundation, Latin America promises it growth. Pueblo Viejo in the Dominican Republic, another Tier One asset, offers enormous upside through an ambitious plant and tailings expansion project, while Veladero in Argentina has had its life extended by a pit pushback at Cuatro Esquinas. This region holds the potential for further world-class discoveries and Barrick’s exploration teams are hard at work in Argentina, Chile and Peru as well as in the Dominican Republic. Across the Pacific Ocean in Papua New Guinea, Barrick is in the process of negotiating a 20-year mining lease extension for Porgera, where there is lots of scope for Life of Mine extensions. 2019 LATIN AMERICA AND ASIA PACIFIC PRODUCTION1: 1.4Moz Gold producing Projects DOMINICAN REPUBLIC Copper producing Pueblo Viejo2 In closure Barrick ownership: 60% Care and maintenance 2019 production: 983koz3 Lagunas Barrick ownership: Norte 100% PERU Pierina Zaldívar Barrick ownership: 50% Barrick ownership: 100% 2019 production: 256Mlb3 Pascua-Lama Norte Barrick Abierto ownership: 50% Barrick ownership: 100% Barrick Veladero ownership: 50% 2019 production: 548koz3 Barrick Porgera ownership: Joint Venture 47.5% ARGENTINA CHILE 2019 production: 597koz3 PAPUA Barrick Alturas ownership: 100% NEW GUINEA 1 Attributable gold production excludes the impact of Lagunas Norte, which was placed in care and maintenance during the year. Barrick also sold its interest in Kalgoorie in 2019. 2 Tier One mine. 3 Production is presented on a 100% basis. 30 Barrick Gold Corporation

Mark Hill, COO Latin America and Asia Pacific

5-YEAR GOLD PRODUCTION FORECAST[viii]

Gold production (attributable) koz
Gold capital expenditure¹ (attributable)ˣ $ million
Cost of sales, Total cash costs and AISC $/oz
1,400
1,200
1,000
800
600
400
200
0
2020
2021
2022
2023
2024
Porgera
Veladero
Pueblo Viejo
Total cost of salesᵛ
AISCⁱⁱ
Total cash costsⁱⁱ
Total capital expenditure

ATTRIBUTABLE MINERAL RESOURCES AND RESERVES[2,ix]

Moz
80
70
60
50
40
30
20
10
0
18
71
22
Inferred resources
Measured and indicated resources
Proven and probable reserves

² *Mineral resources are inclusive of mineral reserves.*

ATTRIBUTABLE PRODUCTION[3]

000oz
1,500
1,200
900
600
300
0
1,354
1,000 to 1,100
2019
2020 (est)

COST OF SALES, TOTAL CASH COSTS AND AISC[3]

$/oz
1,000
800
600
400
200
0
937
874
664
930 to 980
890 to 940
610 to 660
2019
2020 (est)
Total cash costsⁱⁱ
AISCⁱⁱ
Cost of salesᵛ

Annual Report 2019 31

200 400 600 800 1,000 1,200 1,400 2020 2021 2022 2023 2024 Gold production (attributable) koz Gold capital expenditure1 (attributable)x $ million Cost of sales, Total cash costs and AISC $/oz 0 200 400 600 800 1,000 1,200 1,400 0 200 400 600 800 1,000 2019 2020 (est) $/oz 1 Gold capital expenditure includes project and sustaining capital expenditure across the Latin America and Asia Pacific region but does not include capital expenditure related to Zaldĺvar. 0 300 600 900 1,200 1,500 2019 2020 (est) 000oz 2 Mineral resources are inclusive of mineral reserves. 5-YEAR GOLD PRODUCTION FORECASTviii Porgera Veladero Pueblo Viejo Total cost of salesv AISCiii Total cash costsiii Total capital expenditure ATTRIBUTABLE MINERAL RESOURCES AND RESERVES2,ix “2019 was a transformational year in the newly formed Latin America and Asia Pacific region where the new operating model was implemented with immediate positive results.” Mark Hill, COO Latin America and Asia Pacific COST OF SALES, TOTAL CASH COSTS AND AISC3 1,354 1,000 to 1,100 937 664 610 to 660 890 to 940 930 to 980 3 Excludes the impact of Lagunas Norte, which was placed on care and maintenance during 2019. Barrick also sold its interest in Kalgoorie in 2019. ATTRIBUTABLE PRODUCTION3 874 Total cash costsiii AISCiii Cost of salesv 18 22 71 0 10 20 30 40 50 60 70 80 Proven and probable reserves Measured and indicated resources Inferred resources Barrick is closely monitoring the global COVID-19 pandemic and Barrick’s guidance may be impacted if the operation or development of our mines and projects is disrupted due to efforts to slow the spread of the virus. Annual Report 2019 31

AFRICA AND MIDDLE EAST Africa is the world’s largest gold producer with 22% of global production. Barrick is Africa’s largest gold miner and its assets on the continent continue to be a significant contributor to the company’s free cash flow. The Loulo-Gounkoto complex in Mali and Kibali in the Democratic Republic of Congo are both Tier One assets, and ongoing exploration work at Tongon in Côte d’Ivoire is aimed at extending that mine’s life. North Mara, Bulyanhulu and Buzwagi in Tanzania are the latest additions to Barrick’s African endowment and these assets are being swiftly brought back into full production under a benefit-sharing agreement with the Tanzanian government. 2019 AFRICA AND MIDDLE EAST PRODUCTION1: 1.5Moz Gold producing Loulo-Gounkoto2 Projects Barrick ownership: 80% Jabal Sayid 2019 production: 715koz3 Barrick ownership: 50% Copper producing 2019 production: 132Mlb3 Care and maintenance Barrick Morila ownership: 40% SAUDI MALI ARABIA Kibali2 Barrick ownership: 45% 2019 production: 813koz3 North Mara CÔTE Barrick ownership: 84%5 2019 production: 334koz3 D’IVOIRE DRC TANZANIA Tongon Barrick ownership: 89.7% Bulyanhulu ZAMBIA Barrick ownership: 84%5 2019 production: 273koz3 3 2019 production: 37koz Massawa Barrick ownership: 83.25%4 Buzwagi Barrick ownership: 84%5 2019 production: 115koz3 Barrick Lumwana ownership: 100% 2019 production: 238Mlb 1 Attributable gold production excludes the impact of Morila, which was placed in care and maintenance during the year. 2 Tier One mine. 3 Production is presented on a 100% basis. 4 In Q1 2020, Barrick sold its stake in Massawa to Teranga Gold Corporation and retained an 11% equity interest in Teranga. 5 The expected effective date of our 84% ownership interest is January 1, 2020. 32 Barrick Gold Corporation

Willem Jacobs, COO Africa and Middle East

5-YEAR GOLD PRODUCTION FORECAST[viii]

Gold production (attributable) koz
Gold capital expenditure[1] (attributable)[x] $ million
Cost of sales, Total cash costs and AISC $/oz
1,800
1,500
1,200
900
600
300
0
1,200
1,000
800
600
400
200
0
2020
2021
2022
2023
2024
Tongon
Buzwagi
Bulyanhulu
North Mara
Kibali
Loulo-Gounkoto
Total cost of sales[v]
AISC[iii]
Total cash costs[iii]
Total capital expenditure

ATTRIBUTABLE MINERAL RESOURCES AND RESERVES[2,ix]

Moz
30
25
20
15
10
5
0
10
27
18
Inferred resources
Measured and indicated resources
Proven and probable reserves

[2] *Mineral resources are inclusive of mineral reserves.*

ATTRIBUTABLE PRODUCTION[3]

000oz
2,000
1,500
1,000
500
0
1,544
1,450 to 1,600
2019
2020 (est)

COST OF SALES, TOTAL CASH COSTS AND AISC[3]

$/oz
1,200
1,000
800
600
400
200
0
1,126
834
673
1,040 to 1,090
870 to 920
640 to 690
2019
2020 (est)
Total cash costs[iii]
AISC[iii]
Cost of sales[v]

Annual Report 2019 33

0 5 10 15 20 25 30 Proven and probable reserves Measured and indicated resources Inferred resources Moz 0 500 1,000 1,500 2,000 2019 2020 (est) 000oz 0 200 400 600 800 1,000 1,200 2019 2020 (est) $/oz 2 Mineral resources are inclusive of mineral reserves. 10 18 27 0 300 600 900 1,200 1,500 1,800 2020 2021 2022 2023 2024 Gold production (attributable) koz Gold capital expenditure1 (attributable)x $ million Cost of sales, Total cash costs and AISC $/oz 0 200 400 600 800 1,000 1,200 Tongon Buzwagi Bulyanhulu Kibali Loulo-Gounkoto Total cost of salesv AISCiii Total cash costsiii Total capital expenditure 1 Gold capital expenditure includes project and sustaining capital expenditure across the Africa and Middle East region but does not include capital expenditure related to Lumwana or Jabal Sayid. Barrick is closely monitoring the global COVID-19 pandemic and Barrick’s guidance may be impacted if the operation or development of our mines and projects is disrupted due to efforts to slow the spread of the virus. ATTRIBUTABLE MINERAL RESOURCES AND RESERVES2,ix North Mara COST OF SALES, TOTAL CASH COSTS AND AISC3 1,544 1,450 to 1,600 1,126 834 640 to 690 870 to 920 1,040 to 1,090 3 Excludes the impact of Morila, which was placed on care and maintenance during 2019. “We succeeded in returning Lumwana to profitability and integrating the former Acacia’s Tanzanian assets into our portfolio, beating our guidance and providing strong cash flows from both gold and copper production.” Willem Jacobs, COO Africa and Middle East ATTRIBUTABLE PRODUCTION3 Total cash costsiii AISCiii Cost of salesv 673 5-YEAR GOLD PRODUCTION FORECASTviii Annual Report 2019 330 5 10 15 20 25 30 Proven and probable reserves Measured and indicated resources Inferred resources Moz 0 500 1,000 1,500 2,000 2019 2020 (est) 000oz 0 200 400 600 800 1,000 1,200 2019 2020 (est) $/oz 2 Mineral resources are inclusive of mineral reserves. 10 18 27 0 300 600 900 1,200 1,500 1,800 2020 2021 2022 2023 2024 Gold production (attributable) koz Gold capital expenditure1 (attributable)x $ million Cost of sales, Total cash costs and AISC $/oz 0 200 400 600 800 1,000 1,200 Tongon Buzwagi Bulyanhulu Kibali Loulo-Gounkoto Total cost of salesv AISCiii Total cash costsiii Total capital expenditure 1 Gold capital expenditure includes project and sustaining capital expenditure across the Africa and Middle East region but does not include capital expenditure related to Lumwana or Jabal Sayid. Barrick is closely monitoring the global COVID-19 pandemic and Barrick’s guidance may be impacted if the operation or development of our mines and projects is disrupted due to efforts to slow the spread of the virus. ATTRIBUTABLE MINERAL RESOURCES AND RESERVES2,ix North Mara COST OF SALES, TOTAL CASH COSTS AND AISC3 1,544 1,450 to 1,600 1,126 834 640 to 690 870 to 920 1,040 to 1,090 3 Excludes the impact of Morila, which was placed on care and maintenance during 2019. “We succeeded in returning Lumwana to profitability and integrating the former Acacia’s Tanzanian assets into our portfolio, beating our guidance and providing strong cash flows from both gold and copper production.” Willem Jacobs, COO Africa and Middle East ATTRIBUTABLE PRODUCTION3 Total cash costsiii AISCiii Cost of salesv 673 5-YEAR GOLD PRODUCTION FORECASTviii Annual Report 2019 33

RESERVES & RESOURCES

GLOBAL ATTRIBUTABLE CONTAINED GOLD RESERVES[1,ix]

Moz
80
70
60
50
40
30
20
10
0
62
13.4
6.0
5.9
4.5
71
2018 total P&P mineral reserves
Acquisitions/ disposal
Depletion (at year end)
Change gains
Change losses
2019 total P&P mineral reserves

GLOBAL ATTRIBUTABLE CONTAINED COPPER RESERVES[1,ix]

Blb
16
14
12
10
8
6
4
2
0
10.6
0.6
0.6
2.9
0.1
13.5
2018 total P&P mineral reserves
Acquisitions/ disposal
Depletion (at year end)
Change gains
Change losses
2019 total P&P mineral reserves

34 Barrick Gold Corporation

RESERVES & RESOURCES Barrick’s reserves and resources for 2019 shows an attributable gold mineral reserve increase of approximately 15% in ounces at an 8% higher grade after depletion from mining, reflecting a busy year which included the incorporation of Randgold Resources, the formation of the Nevada Gold Mines joint venture with Newmont and the disposal of Kalgoorlie. Attributable reserves now stand at 1,300Mt at 1.68g/t for 71Moz of goldix. This reflects reserve additions greater than mining depletion at a number of the principal assets including Kibali, Loulo-Gounkoto, Veladero, Porgera, Goldstrike underground, the Leeville/Portal underground mines, Turquoise Ridge’s Mega pit, Turquoise Ridge underground and Phoenix. This was achieved through the refocus on geology as a core discipline within the business and cost improvements at the Nevada JV, which allowed for the lowering of cut-off grades and the increase in reserves. GLOBAL ATTRIBUTABLE CONTAINED GOLD GLOBAL ATTRIBUTABLE CONTAINED COPPER RESERVES1,ix RESERVES1,ix Moz Blb 80 16 6.0 5.9 4.5 70 13.4 14 0.1 60 12 2.9 0.6 0.6 50 10 40 8 71 13.5 30 62 6 10.6 20 4 10 2 0 0 total 2018 P&P Acquisitions/ disposal Depletion (at Change gains Change losses total 2019 P&P total 2018 P&P Acquisitions/ disposal Depletion (at Change gains Change losses total 2019 P&P reserves mineral year end) reserves mineral reserves mineral year end) reserves mineral 1 The year-on-year changes are stated up to one decimal point, which differs to the rounding applied to our year-end 2019 gold and copper reserve and resource statement (refer to endnote ix). 34 Barrick Gold Corporation

Global attributable mineral resources also increased net of depletion with significant inferred mineral resource additions at Robertson and Fourmile in the Cortez district of Nevada, moving these new projects up the resource triangle. Goldrush, Robertson and Pueblo Viejo contain significant indicated and inferred mineral resources not currently in reserves and are the three growth projects from which further reserve growth can be expected in the near future, upon completion of feasibility studies. Total attributable measured and indicated mineral resources, now reported inclusive of reserves and at a $1,500/oz gold price, stand at 3,400Mt @ 1.55g/t for 170Moz, with a further 940Mt @ 1.30g/t for 39Moz in the inferred category, highlighting the potential for growth in a higher gold price environment[ix]. All underground mineral resources are now reported within $1,500/oz stope optimizer shells and as such have shown significant growth in ounces albeit at a lower grade, which better reflects the opportunity at higher gold prices.

The group gold mineral reserve reconciliation on the previous page explains the changes that occurred during the year. Acquisition and disposal includes the net change to Barrick's reserves from the Randgold merger, the formation of the Nevada joint venture, the Acacia minorities' acquisition and the disposal of Kalgoorlie. Total depletion includes depletion from mining which was offset by gains due to extensions to mineral reserves through drilling and cut-off grade changes. Losses incurred comprise primarily the reclassification of Lagunas Norte's mineral reserves to mineral resources and the removal of the Phase Six pit pushback at Hemlo.

All assets are optimized on the full value of the deposit and as such copper and silver are reported as dedicated mineral resources and reserves for all assets where copper or silver is produced and sold as a primary product or by-product. Total attributable copper mineral reserves now stand at 1,600Mt @ 0.38% for 13 billion pounds of contained copper[ix]. The growth of copper mineral reserves was primarily driven by Lumwana, due to the reclassification and remodeling of the Chimiwungo pit and cost improvements, with a small additional contribution from Zaldívar.

Geologists at Kibali inspecting rock samples.

Annual Report 2019 35

Global depletion attributable with significant mineral inferred resources mineral also resource increased additions net of reserves Acquisition from and the disposal Randgold includes merger, the net the change formation to Barrick’s of the at moving Robertson these and new Fourmile projects in the up Cortez the resource district of Nevada, triangle. the Nevada disposal joint of venture, Kalgoorlie. the Acacia Total depletion minorities’ includes acquisition depletion and Goldrush, indicated and Robertson inferred and mineral Pueblo resources Viejo contain not currently significant in mineral from mining reserves which through was offset drilling by and gains cut-off due to grade extensions changes. to reserves reserve growth and are can the three be expected growth projects in the near from which future, further upon Losses Lagunas incurred Norte’s mineral comprise reserves primarily to mineral the reclassification resources and of completion and indicated of feasibility mineral resources, studies. Total now attributable reported inclusive measured of the removal of the Phase Six pit pushback at Hemlo. @ reserves 1.55g/t and for at 170Moz, a $1,500/oz with agold further price, 940Mt stand @ at 1.30g/t 3,400Mt for as All such assets copper are optimized and silver on are the reported full value as of dedicated the deposit mineral and 39Moz in the inferred category, highlighting the potential for resources and reserves for all assets where copper or silver growth in a higher gold price environmentix. All underground is produced and sold as a primary product or by-product. mineral resources are now reported within $1,500/oz stope Total attributable copper mineral reserves now stand at optimizer shells and as such have shown significant growth 1,600Mt @ 0.38% for 13 billion pounds of contained copperix. opportunity in ounces albeit at higher at a gold lower prices. grade, which better reflects the The by Lumwana, growth of due copper to the mineral reclassification reserves was and primarily remodeling driven of The group gold mineral reserve reconciliation on the previous additional the Chimiwungo contribution pit and from cost Zaldívar. improvements, with a small page explains the changes that occurred during the year. Total attributable silver mineral reserves are 900Mt @ 5.03g/t for 150Moz of contained silverix. Geologists at Kibali inspecting rock samples. Annual Report 2019 35

EXPLORATION

2020 REGIONAL EXPLORATION TRIANGLE

Strategy and portfolio management

Barrick's strategy is to:

- Consolidate and secure dominant land positions in its favored operating districts and expand beyond current jurisdictions into emerging new prospective geological domains.
- Focus on economically feasible Tier One discoveries.
- Collaborate closely with Mineral Resource Managers to optimize and deliver value from existing orebodies and mining operations.
- Establish and develop motivated and highly agile discovery driven teams.

The first half of 2019, in many instances, was spent focused on improving Barrick's mine geological databases, borehole logging as well as geological and grade control models. This has laid the foundations for improved geology models which are critical for more reliable resource models to help optimize mine planning. Barrick is now well placed to resume investing in its future through focused greenfields exploration, driven by the clear understanding that it is exploration that ultimately drives the company's value chain.

Barrick has active reconnaissance teams scouting for new Tier One opportunities in Canada, the Guiana Shield, and more recently in Japan and Tanzania. Its teams conduct close surveillance of competitor activity to identify emerging new discoveries and projects where the full potential to yield a discovery has not yet been realized.

The relationship and integration with the company's unique mineral resource management (MRM) model as a core part of its operating culture, introduces responsible and sustainable stewardship of its valuable orebodies to optimize and deliver that value. Every site has an exploration and MRM lead who work together to ensure Barrick updates and improves its geological models and look to immediate opportunities to identify brownfields potential for resource and ultimately, reserve additions. Over the past year, the company appointed new leaders that embrace its values and culture at all sites.

36 Barrick Gold Corporation

EXPLORATION Successful exploration is the lifeline for any mining company, being to mining what R&D is to the pharmaceutical industry. Both Barrick and Randgold were built on pioneering exploration success as well as significant reserve additions that followed key acquisitions. 2020 REGIONAL EXPLORATION TRIANGLE Mines Reserve definition 3 15 26 Measured & indicated resources 21 6 14 Reserve and resource definition Inferred resources 18 16 18 Advanced targets 16 17 19 Exploration targets Follow-up targets 7 18 14 Identified targets 14 13 48 Identified geological anomalies Total 79 North 85 America 139 Latin Asia America Pacific and Middle Africa and East Strategy and portfolio logging has laid as the well foundations as geological for improved and grade geology control models models. which This management are critical for more reliable resource models to help optimize Barrick’s Consolidate strategy and is to: secure dominant land positions in its favored its mine future planning. through Barrick focused is now greenfields well placed exploration, to resume driven investing by the in operating into emerging districts new prospective and expand geological beyond current domains. jurisdictions the clear company’s understanding value that chain. it is exploration that ultimately drives Focus Collaborate on economically closely with feasible Mineral Tier One Resource discoveries. Managers to Barrick has active reconnaissance teams scouting for new operations. optimize and deliver value from existing orebodies and mining more Tier One recently opportunities in Japan inand Canada, Tanzania. the Guiana Its teams Shield, conduct and driven Establish teams. and develop motivated and highly agile discovery close new discoveries surveillance and of projects competitor where activity the full to potential identify emerging to yield a discovery has not yet been realized. Barrick’s exploration portfolio is managed through the resource triangle. Projects must pass a set of filters to advance, otherwise mineral The relationship resource management and integration (MRM) with model the company’s as a core unique part of they are eliminated. Barrick aims to ensure it is continually replenishing the resource triangle at all stages and keeping it its stewardship operating of culture, its valuable introduces orebodies responsible to optimize and sustainable and deliver balanced. who that value. work together Every to site ensure has an Barrick exploration updates and and MRM improves lead The company is already in many of the world’s most prospective gold districts, but it continues to look for emerging new gold identify its geological brownfields models potential and look for resource to immediate and ultimately, opportunities reserve to districts wherever they may be. additions. leaders that embrace Over the its past values year, and the culture company at all appointed sites. new on The improving first half ofBarrick’s 2019, inmine many geological instances, databases, was spent borehole focused 36 Barrick Gold Corporation

NORTH AMERICA

The Nevada Gold Mines joint venture controls more than two million acres surrounding the mines. A reinvigorated exploration effort targeting the newly consolidated land holdings is well timed to leverage experience and skills honed at Fourmile, the latest in a string of high-grade and concealed deposits discovered within the Cortez district.

Teams of discovery-driven explorers have been established or reinforced at the three main mining centres. Unifying geology models of the newly consolidated mining districts is a top priority to ensure a solid geological foundation for target delineation and testing and will carry forward to all aspects of the value chain following discovery. The models reflect extensive data sets from decades of diligent field work and interpretation. Multiple walk-up drill targets have been identified in addition to highlighting extensive areas of prospective stratigraphy and geological features with little to no drilling. Barrick is confident that the JV will continue to extend mine life and make meaningful new discoveries in the years to come.

At Fourmile, geological modeling became progressively more sophisticated as drilling advanced and the controls to mineralization were understood. An improved understanding of the vectors to mineralization means targeting is becoming increasingly predictive, and therefore will lead to the next discovery faster.

During 2019, the inferred resource at Fourmile increased by over 170% to 1.9Moz. Targeting a projected structural intersection delivered a new discovery more than 1km from the resource and that discovery was validated with another exceptional high-grade hole.

The Carlin Trend remains a target rich environment. The 2019 program focused on merging massive datasets in support of geological modeling. Drilling was initiated to test highly ranked target concepts as well as establish a geological framework in priority areas lacking drill information. Looking forward, the Carlin Trend will become the most active exploration area in Barrick's portfolio.

At Turquoise Ridge, unification of the district geology was the focus following consolidation of the mining camp. The work to date has successfully closed knowledge gaps between Turquoise Ridge and Twin Creeks. As with other districts, targets will be identified from high quality geological modeling to maximize the opportunity for success.

North American geology

N
Archean - Superior province focus area
Proterozoic sequences
Paleozoic - Platformal sequences in the East and partly covered platformal sequences in Western US
Mesozoic - North American Cordillera
Cenozoic

NORTH AMERICA EXPLORATION FOCUSES ON NEVADA

Allochthon
Getchell Trend
Turquoise Ridge
Twin Creeks
Carbonate windows
South Arturo
Carlin
Goldstrike
Winnemucca
Wells
Long Canyon
Elko
Lone Tree
Battle Mountain
BME Trend
Phoenix
Carlin Trend
Robertson
Pipeline
Fourmile
Cortez Hills
Goldrush
Carbonate windows
Autochthon
20km

Annual Report 2019 37

NORTH AMERICA two The million Nevada acres Gold surrounding Mines joint the venture mines controls . A reinvigorated more than by During over 2019, 170% the to 1inferred .9Moz. resource Targeting at a projected Fourmile increased structural exploration holdings is effort well timed targeting to leverage the newly experience consolidated and skills land intersection the resource delivered and that a discovery new discovery was validated more than with 1km another from honed concealed at Fourmile, deposits the discovered latest in within a string the of Cortez high- district grade and . exceptional high-grade hole. Teams of discovery-driven explorers have been established The program Carlin focused Trend remains on merging a target massive rich environment datasets .in The support 2019 or geology reinforced models at of the the three newly main consolidated mining centres mining . Unifying districts of ranked geological target modeling concepts . Drilling as well was as establish initiated to a test geological highly is target a top delineation priority to and ensure testing a solid and geological will carry foundation forward to for all forward, framework the in priority Carlin areas Trend lacking will become drill information the most . Looking active aspects reflect extensive of the value data chain sets following from decades discovery of. diligent The models field exploration area in Barrick’s portfolio. been work and identified interpretation in addition . Multiple to highlighting walk-up extensive drill targets areas have of the At Turquoise focus following Ridge, consolidation unification of of the the district mining geology camp. was The prospective no drilling. Barrick stratigraphy is confident and geological that the features JV will continue with little to to work between to Turquoise date has Ridge successfully and Twin closed Creeks knowledge . As with other gaps extend years to mine come life . and make meaningful new discoveries in the districts, modeling targets to maximize will be the identified opportunity from high for success quality geological . At Fourmile, geological modeling became progressively North American geology mineralization more sophisticated were understood as drilling advanced . An improved and the understanding controls to of increasingly the vectors predictive, to mineralization and therefore means targeting will lead is to becoming the next discovery faster. NORTH AMERICA EXPLORATION FOCUSES ON NEVADA N Allochthon Getchell end T r Turquoise Ridge Carbonate windows Twin Creeks Wells Archean—Superior province South Arturo Carlin focus area Winnemucca Long Canyon Proterozoic sequences Goldstrike Elko Paleozoic—Platformal sequences in the East and partly covered Lone platformal sequences in Tree Battle Phoenix T Mountain Western US r BME Mesozoic—North American end Cordillera Robertson Carlin Cenozoic Pipeline Fourmile T r Cortez Hills Goldrush end Carbonate windows Autochthon 20km Annual Report 2019 37

LATIN AMERICA AND ASIA PACIFIC

Much of the group's 2019 exploration focus was on rebuilding reliable fact-based geology models which are forming the foundations for higher confidence resource models. The new insights on the controls to mineralization garnered from this work have led to the generation of new district scale targets. The number of drill targets in our resource triangle tripled by year-end. The exploration focus is now pivoting to grow and replenish the resource triangle with new high-quality projects through generative and new business activities.

Drilling and successfully validating new conceptual targets at Veladero has the potential to unlock and rejuvenate the district. In the mining-friendly Salta Province of northern Argentina, Barrick is establishing a foothold in this poorly explored gold-silver-copper district, and continues to evaluate properties in the province, with the view to establishing a large high-quality portfolio.

At Pueblo Viejo, drilling is confirming the newly interpreted high-grade controls to mineralization. In parallel, exploration efforts have begun for the first time beyond the bounds of the Pueblo Viejo JV permit. Barrick has consolidated and initiated exploration on new greenfields properties across the island.

At Lagunas Norte, the company's focus has been to drill out and update the PMR (refractory sulphide) orebody model and evaluate four prospective satellite oxide targets to establish whether it can add enough value to restart the mine and add additional infrastructure to process the refractory sulphide ore or sell it.

The El Indio Belt has been a prolific generator of world class discoveries, totaling some 50Moz gold over the last 40 years. Deposits were mostly discovered through classic prospecting and exploration techniques and leveraged remote sensing, to recognize large alteration zones associated with hydrothermal systems. However, the next generation of discoveries will be partly or wholly concealed by post mineral cover rocks. Barrick is embarking on a new wave of modern exploration, applying its evolved knowledge through four decades of discoveries and development and the advanced technologies available today, and is optimistic in its belief that there are more world-class discoveries to be made at El Indio.

On the Alturas-Del Carmen project, drilling of four satellite targets around the 8.9Moz Alturas discovery is underway to contribute to an updated study in 2020.

An exploration re-evaluation of Porgera concluded that there are some excellent growth opportunities which are being accelerated to establish a long-term vision for the mine.

LATAM EXPLORATION FOCUS

Pascua-Lama
Veladero
CHILE
ARGENTINA
El Indio
Alturas
10km
N
Barrick deposits
Area of interest
Favorable alteration zones
Cover rocks
Lagunas Norte
Pascua-Lama
Veladero
Archean
Proterozoic
Paleozoic
Mesozoic
Cenozoic
Au deposit size
< 1 Moz
1-3 Moz
3-5 Moz
5-10 Moz
>10 Moz

38 Barrick Gold Corporation

LATIN AMERICA AND ASIA PACIFIC Much reliable of fact-based the group’s geology 2019 exploration models focus which was are on forming rebuilding the insights foundations on the for higher controls confidence to mineralization resource garnered models. from The new this work The number have led of to drill the targets generation in our of resource new district triangle scale tripled targets. by replenish year-end. the The resource exploration triangle focus with is now new pivoting high-quality to grow projects and through generative and new business activities. at Drilling Veladero and successfully has the potential validating to unlock new and conceptual rejuvenate targets the district. Argentina, In Barrick the mining-friendly is establishing Salta a foothold Province in of this northern poorly evaluate explored properties gold-silver-copper in the province, district, and with continues the view to to establishing a large high-quality portfolio. interpreted At Pueblo high-grade Viejo, drilling controls is to mineralization. confirming the In parallel, newly the exploration bounds efforts of the have Pueblo begun Viejo for JV the permit. first time Barrick beyond has consolidated properties across and the initiated island. exploration on new greenfields and At Lagunas update the Norte, PMR the (refractory company’s sulphide) focus has orebody been model to drill and out whether evaluate it four can prospective add enough satellite value to oxide restart targets the mine to establish and add additional ore or sell it. infrastructure to process the refractory sulphide The class El discoveries, Indio Belt totaling has been some a prolific 50Moz generator gold over of the world last 40 prospecting years. Deposits and exploration were mostly techniques discovered and through leveraged classic remote associated sensing, with hydrothermal to recognize systems. large However, alteration the zones next by generation post mineral of discoveries cover rocks. will Barrick be partly is embarking or wholly concealed on a new wave through of modern four decades exploration, of discoveries applying and its evolved development knowledge and in the its advanced belief that technologies there are more available world-class today, discoveries and is optimistic to be made at El Indio. On targets the around Alturas-Del the 8.9Moz Carmen Alturas project, discovery drilling of is underway four satellite to contribute to an updated study in 2020. An are exploration some excellent re-evaluation growth of opportunities Porgera concluded which are that being there accelerated to establish a long-term vision for the mine. LATAM EXPLORATION FOCUS El Indio Belt: Prolific endowment and barely scratched the surface 38 Barrick Gold Corporation Archean Proterozoic Paleozoic Mesozoic Cenozoic Lagunas Norte Barrick deposits Area of interest Favorable alteration zones Cover rocks Veladero Pascua-Lama Au deposit < 1 Moz size 1-3 Moz 3-5 Moz 5-10 Moz >10 Moz

AFRICA AND MIDDLE EAST

In Senegal, field-work has restarted on the Bambadji permit which is part of the 20Moz Loulo district. Weathered and alluvial material can mask underlying mineralization. An auger program to test structural corridors has confirmed the extension of in-situ anomalism beneath the weathered material and connected a number of existing isolated soil anomalies. The program identified the Gefa-Maliki anomalous corridor over a 12km strike and initial RC drilling returned early, strong results. This is an exciting development.

Across the border in Mali, brownfields work at Loulo-Gounkoto successfully extended the high-grade mineralization at Yalea, Gounkoto and Loulo 3, where work continues to define the potential for additional underground ounces. In particular, the transfer zone at Yalea has been extended over 300m, which will contribute high-grade tonnes to the Yalea underground mine. New greenfield targets were generated along the Yalea structure and the domain boundary to the south of Gounkoto with follow-up planned during 2020.

At Kibali, the Kalimva-Ikamva prefeasibility study was successfully completed, adding new open pit reserves and extending the open pit mine life to 2030. Oere has also been an area of focus for ounce delivery along the KZ North structure. Drilling has also confirmed high-grade underground potential at the old Gorumbwa mine and exploration continues along the KZ structure.

In Tanzania, an updated geological model for Gokona at North Mara has identified significant upside along strike in both directions and in the footwall of the deposit, where previous drilling was sub-parallel to folded lithological contacts. This new model is being extended east to cover the Nyabigena deposit. New targets have also been generated along the highly-prospective +20km long Gokona mineralized trend.

Central and East Africa exploration focus

CENTRAL AFRICAN REPUBLIC
SOUTH SUDAN
Kibali
Ngayu Belt
UGANDA
KENYA
DEMOCRATIC REPUBLIC OF CONGO
Lake Victoria
North Mara
RWANDA
BURUNDI
Bulyanhulu
Buzwagi
TANZANIA
East African Rift
500km
Gold deposits
Exploration focus
Greenstone belt
Archean granitoid
Phanerozoic
Proterozoic
Archean gneiss

West African mobile zone
West African Craton
East Saharan Metacraton
East African orogenic zone
Congo Craton
Uganda Craton
Tanzania Craton
Kaapvaal Craton
2,000km

AFRICA EXPLORATION FOCUS
West Africa exploration focus

N
Silicalstic rocks
Siliclastic and volcanic rocks
Plutonic and volcanic rocks
Saraya batholith
Faleme batholith
Barrick permits
Exploration focus
MALI
SENEGAL
Loulo Complex
Yalea Corridor
Sansamba - Tolou
KB
Faraba Complex
Gefa
Massawa²
Main Transcurrent SZ
Bambadji and Bakolobi Permits
50km

Kenieba-Kedougou Inlier: A Tier One gold district

Annual Report 2019 39

AFRICA AND MIDDLE EAST which In Senegal, is part field-work of the 20Moz has Loulo restarted district. on Weathered the Bambadji and alluvial permit successfully At Kibali, the completed, Kalimva-Ikamva adding new prefeasibility open pit reserves study was and to material test structural can mask corridors underlying has mineralization. confirmed the An extension auger program of in- been extending an area the open of focus pit mine for ounce life to delivery 2030. Oere along has the also KZ situ a number anomalism of existing beneath isolated the weathered soil anomalies. material and The connected program underground North structure. potential Drilling at has the also old Gorumbwa confirmed high-grade mine and identified and initial the RC Gefa-Maliki drilling returned anomalous early, corridor strong results. over a 12km This strike is an exploration continues along the KZ structure. exciting development. Mara In Tanzania, has identified an updated significant geological upside model along for Gokona strike at in North both Across successfully the border extended in Mali, the brownfields high-grade work mineralization at Loulo-Gounkoto at Yalea, drilling directions was and sub-parallel in the footwall to folded of the lithological deposit, where contacts. previous This potential Gounkoto for and additional Loulo 3, underground where work ounces. continues In particular, to define the the deposit. new model New is being targets extended have also east been to cover generated the Nyabigena along the contribute transfer zone high-grade at Yalea has tonnes been to extended the Yalea over underground 300m, which mine. will highly-prospective +20km long Gokona mineralized trend. New greenfield targets were generated along the Yalea structure and the domain boundary to the south of Gounkoto with follow- Central and East Africa exploration focus up planned during 2020. CENTRAL REPUBLIC AFRICAN SOUTH SUDAN In drilling Côte at d’Ivoire, Djinni, optimization following the work completion on the updated of resource model conversion returned Kibali positive results with the deposit adding 139koz @ 2.30g/t to UGANDA Ngayu indicated resources and 92koz @ 2.4g/t to inferred resources1 Belt (on a 100% basis) and extending the Tongon Life of Mine by KENYA DEMOCRATIC almost a year. The Boundiali mineralization is currently under REPUBLIC OF review as a potential satellite feed supply for the Tongon mine. CONGO Lake Victoria North Mara RWANDA AFRICA EXPLORATION FOCUS Bulyanhulu West Africa exploration focus BURUNDI Gold deposits Buzwagi Exploration focus N Greenstone belt TANZANIA Silicalstic rocks Archean granitoid Siliclastic and volcanic rocks Phanerozoic East Plutonic and volcanic rocks Proterozoic African Saraya batholith Archean gneiss Rift Faleme batholith MALI 500km Barrick permits Exploration focus Loulo Complex SENEGAL West mobile African Yalea Corridor West East Saharan African zone SZ Metacraton ent Sansamba—Tolou Craton East Massawa2 KB orogenic African ranscurr Faraba Complex zone T Congo Uganda Main Gefa Craton Craton Craton Tanzania Bakolobi Bambadji Permits and Kaapvaal 50km Craton 2,000km Kenieba–Kedougou Inlier: A Tier One gold district 1 Djinni includes 1.8Mt at 2.30g/t Au for 139koz of indicated mineral resources and 1.2Mt at 2.4g/t Au for 92koz of inferred mineral resources. 2 In Q1 2020, Barrick sold its stake in Massawa to Teranga Gold Corporation and retained an 11% equity interest in Teranga. Annual Report 2019 39

SUSTAINABILITY REVIEW It has been a significant year for Barrick. Following the completion of our merger with Randgold Resources we gained full control of new assets in Tanzania and the US and brought all of Barrick behind a new vision for sustainability. Our vision puts our contributions to social and economic development, health and safety, human rights and the environment at the heart of our business. We deliver this through deep and genuine partnerships with our stakeholders, including host governments, communities and our workforce. “We recognize that we must be a trusted long-term partner to be sustainable — and we must be sustainable to be successful.” Mark Bristow, President and CEO 40 Barrick Gold Corporation

+$9 billion economic value distributed in 2019[1]

Approximately **$4 billion** to national suppliers[1]

Zero fatalities

Zero Class 1[vi] (high significance) environmental incidents

21,869 jobs provided to host country nationals

97% of employees from host countries

↑ **2%**[2]

Community development investment for 2019

$22.9 million

Water reused and recycled

↑ to **73%**

Committed to reducing GHG by at least

10% by 2030

[1] On a 100% basis. [2] Compared with 2018.

WATER AT OPERATIONS REUSED AND RECYCLED

%
100
80
60
40
20
0
67
73
2018[3]
2019

TOTAL ECONOMIC VALUE CONTRIBUTED[4]

$ billion
10
8
6
4
2
0
8.7
9.0
2018
2019

GROUP ENVIRONMENTAL INCIDENTS

35
28
21
14
7
0
Class 1[vi]
Class 2[vii]
0
30
0
13
2018[3]
2019

[3] Consolidated figures for legacy Barrick and legacy Randgold in 2018. In July 2019, we formed and took operational control of Nevada Gold Mines, a joint venture with Newmont that combined our mining assets in Nevada. In September 2019, we took control of the mining assets of Acacia Mining plc. Accordingly, data from 2019 reflects performance from these assets starting July 1 and October 1, respectively. Therefore, data year-on-year may not be directly comparable.

Annual Report 2019 41

+$9 billion economic value distributed in 20191 Zero fatalities Approximately $ to 4 national billion suppliers1 Zero Class 1vi provided 21,869 to host jobs (high significance) environmental incidents country nationals 97% of employees Community investment for development 2019 from host countries 2%2 $22.9 million Committed to Water reused reducing GHG and recycled by at least to 73% 10% by 2030 1 On a 100% basis. 2 Compared with 2018. WATER AT OPERATIONS TOTAL ECONOMIC VALUE GROUP ENVIRONMENTAL REUSED AND RECYCLED CONTRIBUTED4 INCIDENTS % $ billion 10 35 100 Class 1vi Class 2vii 8 28 80 60 6 21 73 9.0 14 30 40 4 8.7 67 20 2 7 13 0 0 0 0 0 20183 2019 2018 2019 20183 2019 3 Consolidated figures for legacy Barrick and legacy Randgold in 2018. In July 2019, we formed and took operational control of Nevada Gold Mines, a Accordingly, joint venture data with Newmont from 2019 that reflects combined performance our mining from assets these in assets Nevada starting . In September July 1 and 2019, October we 1, took respectively control of . Therefore, the mining data assets year of- Acacia on-year Mining may not plc . be directly comparable. 4 Amount distributed to both host country and international stakeholders ($) (includes total payments to employees, total purchases, payments to governments and community investments). Figures are rounded and unaudited. Annual Report 2019 41

OUR PRINCIPLES To translate our sustainability ambitions into practical steps on the ground we have identified seven key sustainability principles that guide our actions every day, at every site. We have also put governance in place to entrench the sound management of material environmental, social and governance issues in all our business decision-making. We put safety first Everyone on our mines, from a General Manager on a safety walk around to employees exercising their Stop Unsafe Work Authority, is part of an organization-wide goal of continuous improvement towards a zero-harm workplace. We conduct our business with integrity, transparency and fairness Our Code of Business Conduct and Ethics applies to all staff and contractors. We have zero tolerance of bribery and corruption in all forms. We transparently report on our sustainability performance and impacts. We build and maintain genuine partnerships We constantly work to form and maintain mutually beneficial and sustainable partnerships with our core stakeholders including governments, local communities, shareholders and suppliers. We prioritize local hiring and buying We build the skills and capacity of host country workers and vendors, to multiply our positive impact on local, regional and national economies. We empower local communities We invest in social and economic opportunities including education, water and healthcare and we form locally elected Community Development Committees to help host communities shape and deliver sustainable development on the ground. We reduce our environmental impacts Every site is expected to minimize energy and water use, manage waste and land safely and be a responsible steward of its natural environment. We plan for closure at all stages We rehabilitate our mine sites as we go and we invest in economic and environmental projects that can be sustained beyond the life of a mine. 42 Barrick Gold Corporation

Bottom-up sustainability governance

Given the different social and environmental contexts of each mine, we put day-to-day ownership of sustainability risks and opportunities in the hands of individual sites. Just as each site must manage its geological, operational and technical capabilities to meet our business objectives, it must also manage its own sustainability performance. To incentivize performance in sustainability, in 2020, 25% of the long-term incentives at Barrick will be tied to sustainability-related indicators.

The Environmental and Social (E&S) Oversight Committee, one of our most senior management-level bodies, holds quarterly meetings to review our sustainability performance and compliance with sustainability policies. The President and Chief Executive Officer, as chair of the E&S committee, connects site-level ownership of sustainability with our Board through quarterly reviews of the reports of the E&S committee with the Board's Corporate Governance and Nominating Committee. Sites are also supported by regular interaction and weekly reporting with the Group Sustainability Executive and specialist regional leads in environment, health and safety and community engagement and development. Our Board of Directors and its committees oversee our sustainability activities as part of their stewardship of business strategy and risk management.

The success of our sustainability strategy was demonstrated in late 2019 following the consolidation of our interest in the North Mara gold mine in Tanzania.

In September, when we took operational control, the mine suffered from generally poor relations with surrounding communities, so we prioritized the establishment of a CDC to oversee local community investment and start the long road to rebuilding trust between the mine and its surrounding residents. Acacia Mining plc, the previous owner of North Mara, was also locked in a dispute over taxes with the Tanzanian government. Since then, Barrick's team has reached an agreement with the government for the resolution of all disputes and gives the authorities full visibility of, and participation in, the benefits of the mine. By showing our commitment to creating shared value, we are helping rebuild stakeholder relations in Tanzania.

Catalyzing economic development

At Barrick, we see our mines' ability to create jobs and thriving economies, especially in low income areas, as the bedrock of our license to operate.

Barrick distributed over $9 billion in 2019 to our workforce, suppliers, host communities and beyond[1]. And our contribution is not only financial: we prioritize local recruitment and training, and provided jobs for more than 21,869 host country nationals in 2019. Our support for local entrepreneurs saw us spend nearly $4 billion on goods and services from host country businesses in 2019 and we funded local suppliers to train in best practice standards in a range of sectors from catering to construction[1].

Our investments in health and community-led development projects also make a tangible impact on people's lives. This year, to name but a few, these projects helped tackle malaria in our Africa and Middle East region, reopened the Paiam hospital — the only recognized tertiary-level health care facility in the Porgera Valley in Papua New Guinea—and improved educational outcomes in all the countries we operate, including North America through, for example, the Western Shoshone Scholarship Foundation in Nevada.

Towards a zero harm workplace

While we operated with zero fatalities in 2019 and saw Lost Time Injuries reduce in the Africa and Middle East region, our group-level safety performance was not good enough. Our Total Reportable Injury Frequency Rate (TRIFR[iv]) increased by 5% year-on-year, and our Lost Time Injury Frequency Rate (LTIFR) rose from 0.46 to 0.50. In analyzing the incidents and frequencies, the combination of assets into Nevada Gold Mines in the North America region did impact our performance, and specific action is being implemented at the Nevada joint venture to improve its safety performance. In 2020, we aim to take a significant step towards a zero-harm workplace by working to certify the safety management systems at all operational mines to the ISO 45001 standard by the end of 2021. Currently three sites (Kibali, Tongon and Loulo-Gounkoto) are certified and we will be launching our Journey to Zero Harm program across the group.

[1] *On a 100% basis.*

Annual Report 2019 43

Bottom-up sustainability suffered In September, from when generally we took poor operational relations with control, surrounding the mine governance communities, so we prioritized the establishment of a CDC to Given each mine, the different we put social day-to-day and environmental ownership of sustainability contexts of oversee local community investment and start the long road to risks and opportunities in the hands of individual sites. Just Acacia rebuilding Mining trust plc, between the previous the mine owner and its of surrounding North Mara, residents. was also as technical each site capabilities must manage to meet its our geological, business operational objectives, and it locked in a dispute over taxes with the Tanzanian government. must also manage its own sustainability performance. To Since the government then, Barrick’s for the team resolution has reached of all disputes an agreement and gives with the incentivize the long-term performance incentives at in Barrick sustainability, will be tied in to 2020, sustainability- 25% of authorities full visibility of, and participation in, the benefits of the mine. By showing our commitment to creating shared value, related indicators. we are helping rebuild stakeholder relations in Tanzania. The one Environmental of our most senior and Social management-level (E&S) Oversight bodies, Committee, holds Catalyzing economic quarterly compliance meetings with sustainability to review our policies. sustainability The President performance and Chief and development Executive Officer, as chair of the E&S committee, connects site- thriving At Barrick, economies, we see especially our mines’ in ability low income to create areas, jobs as and the level ownership of sustainability with our Board through quarterly reviews of the reports of the E&S committee with the Board’s bedrock of our license to operate. Corporate Governance and Nominating Committee. Sites are also supported by regular interaction and weekly reporting with Barrick distributed over $9 billion in 2019 to our workforce, the Group Sustainability Executive and specialist regional leads suppliers, host communities and beyond1. And our in environment, health and safety and community engagement recruitment contribution and is training, not only and financial: provided we jobs prioritize for more local than and development. Our Board of Directors and its committees oversee our sustainability activities as part of their stewardship 21,869 local entrepreneurs host country saw nationals us spend in nearly 2019. $ 4 Our billion support on goods for of business strategy and risk management. funded and services local suppliers from host to country train in businesses best practice in standards 2019 and in we a Further details of our governance relating to sustainability is available in our annual Sustainability Report. range of sectors from catering to construction1. Our devolved management model extends beyond our projects Our investments also make in health a tangible and community-led impact on people’s development lives. mine gates, too. We are working to establish Community Development Committees (CDCs) at each of our mines, to This malaria year, in to our name Africa but and a few, Middle these East projects region, helped reopened tackle empower local communities to allocate a community investment budget to those projects and initiatives they believe are most the care Paiam facility hospital in the — Porgera the only Valley recognized in Papua tertiary-level New Guinea— health needed. Each CDC is elected and is made up of a mix of local leaders, community members, Barrick representatives and operate, and improved including educational North America outcomes through, in all the for example, countries the we representatives from local women’s and youth groups. Western Shoshone Scholarship Foundation in Nevada. late The 2019 success following of our the sustainability consolidation strategy of our was interest demonstrated in the North in Towards a zero harm workplace Mara gold mine in Tanzania. The sustainability of our business depends on a strong safety culture that protects people and nature. Mark Bristow at a mass community gathering at Loulo-Gounkoto. While Time Injuries we operated reduce with in the zero Africa fatalities and Middle in 2019 East and region, saw Lost our group-level safety performance was not good enough. Our Total Reportable Injury Frequency Rate (TRIFRiv) increased by (LTIFR) 5% year-on-year, rose from 0.46 and to our 0.50. Lost In Time analyzing Injury the Frequency incidents Rate and frequencies, in the North the America combination region did of assets impact into our Nevada performance, Gold Mines and to specific improve action its safety is being performance. implemented In at the 2020, Nevada we aim joint to venture take a significant certify the safety step towards management a zero-harm systems workplace at all operational by working mines to sites to the (Kibali, ISO 45001 Tongon standard and Loulo-Gounkoto) by the end of 2021. are certified Currently and three we group. will be launching our Journey to Zero Harm program across the 1 On a 100% basis. Annual Report 2019 43

Protecting natural capital

Our safety-first mindset also extends to our mines' environmental management. Our mines have dedicated teams who work to make sure we manage and avoid any negative environmental impacts from mining. Where impacts cannot be avoided, we act to minimize and mitigate them and/or put appropriate rehabilitation measures in place to help restore the natural environment. By using natural resources and energy efficiently, recycling waste, and working to protect and rehabilitate biodiversity, we deliver significant cost savings to our business, reduce future liabilities and help build strong stakeholder relationships.

Each mine has a robust Environmental Management System in place, and we have a target for all these systems to be certified to the ISO 14001:2015 standard by the end of 2020. 76% of our operational sites are already certified and during 2019, our Lumwana mine in Zambia received its first ever certification. The Jabal Sayid mine in Saudi Arabia and the three former Acacia mines (Buzwagi, Bulyanhulu and North Mara) in Tanzania are the remaining mines set to be certified in 2020.

We performed well against several key environmental metrics in 2019. We had zero 'Class 1[vi]' (high significance) environmental incidents and 13 'Class 2[vii]' (medium) incidents, a 56% decrease on 2018[1]. We also surpassed our target to recycle or reuse over 70% of the water withdrawn at our mine sites, achieving 73% for the group. Managing water responsibly is one of the most critical parts of our sustainability strategy. By reducing the volume of fresh water we use and protecting water quality, we reduce our environmental footprint and maintain community and stakeholder support.

We understand the important link between energy use and greenhouse gas ("GHG") emissions. By effectively managing our energy use and implementing renewable energy solutions, we can reduce our draw from local energy grids, reduce our GHG emissions, achieve more efficient production and reduce direct mining costs. The company has updated its GHG emissions reduction target to achieve reductions of at least 10% by 2030 (against a 2018 baseline that combines legacy Barrick and Randgold data) while maintaining a steady ounce production profile. Barrick's actions to achieve this target include increasing the proportion of renewable energy sources in the company's energy mix and switching to cleaner energy sources.

Helping lead the industry on sustainability

44 Barrick Gold Corporation

Protecting natural capital environmental Our safety-first management. mindset also Our extends mines have to our dedicated mines’ In Nevada, we are implementing a plan to convert our coal-fired TS power plant to natural gas usage to significantly teams any negative who work environmental to make impacts sure we from manage mining. and Where avoid reduce its carbon footprint. The company continues to work to identify new opportunities for further reductions, and will them impacts and/or cannot put be appropriate avoided, we rehabilitation act to minimize measures and mitigate in place regularly review and update its targets to integrate and reflect opportunities identified and realized. New solar projects are to resources help restore and the energy natural efficiently, environment. recycling By using waste, natural and currently under consideration in Nevada and in the Dominican Republic. working significant to cost protect savings and rehabilitate to our business, biodiversity, reduce we deliver future The tragic tailings dam collapse at Brumadinho a year ago was liabilities and help build strong stakeholder relationships. a stark reminder of the catastrophic consequences should a Tailings Storage Facility (TSF) fail and we have embraced Each in place, mine and has we a robust have a Environmental target for all Management these systems System to be the industry-wide call for greater transparency of tailings management. Barrick currently manages 70 TSFs, of which 2020. certified 76% to the of our ISO operational 14001:2015 sites standard are already by certified the end and of 22 are operating, 47 are closed facilities and one is inactive. During 2019, we reviewed the technical specifications of all ever during certification. 2019, our Lumwana The Jabal mine Sayid in mine Zambia in Saudi received Arabia its and first our TSFs and also undertook independent third-party reviews of the facilities at our Cortez, Goldstrike, Pueblo Viejo and the North three Mara) former in Tanzania Acacia are mines the (Buzwagi, remaining mines Bulyanhulu set to and be Hemlo operations and at our Giant Nickel, Nickel Plate, and El Indio closure sites. In 2020, independent reviews will be certified in 2020. conducted at our Carlin, Hemlo, Loulo-Gounkoto and Tongon mines, and again at Pueblo Viejo as well as the Giant Nickel We performed well against several key environmental and Nickel Plate closure sites. We are committed to making metrics in 2019. We had zero ‘Class 1vi’ (high significance) sure our tailings facilities meet global best practices for safety environmental incidents and 13 ‘Class 2vii’ (medium) and will continue to work across the industry and with civil incidents, a 56% decrease on 20181. We also surpassed society to improve global tailings management. withdrawn our target at to our recycle mine sites, or reuse achieving over 70% 73% for of the the group. water Managing of our sustainability water responsibly strategy. is one By of reducing the most the critical volume parts of Helping lead the industry on fresh water we use and protecting water quality, we reduce sustainability our stakeholder environmental support. footprint and maintain community and Throughout this noteworthy year, from the Democratic Republic of Congo to the Dominican Republic, we have We understand the important link between energy use continued to work to build our reputation as trusted partners and as an industry leader on mine-level management of and managing greenhouse our energy gas (“GHG”) use and emissions. implementing By renewable effectively sustainability related risks and opportunities, and we have collaborated with industry to develop global standards such as energy energy grids, solutions, reduce we our can GHG reduce emissions, our draw achieve from more local the World Gold Council’s Responsible Gold Mining Principles. We also continue to be recognized for our sustainability efficient company production has updated and its reduce GHG emissions direct mining reduction costs. target The performance – including being listed on the Dow Jones World Sustainability Index for the 12th consecutive year. 2018 to achieve baseline reductions that combines of at least legacy 10% Barrick by 2030 and (against Randgold a While many companies are freshly discovering the importance data) Barrick’s while actions maintaining to achieve a steady this target ounce include production increasing profile. the of ESG consideration for their business, this is business as usual for Barrick and we have been integrating these factors proportion energy mix of and renewable switching energy to cleaner sources energy in sources. the company’s into our business decisions for many years. As part of this work, we have developed a sustainability scorecard this year In 2019, we progressed the conversion of the Quisqueya I to rate our ESG performance including key performance indicators aligned to priority areas set out in the group’s heavy power fuel generation oil to natural facility gas. in the We Dominican expect the power Republic plant from to strategy. We intend to evolve the scoring methodology over time and rank ourselves regularly against our peers in each receive conversion its first will liquefied help reduce natural the gas mine deliveries site’s power in Q1 generation 2020. The indicator, rolling up our performance to an aggregate score. costs power and transmission GHG emissions project at by Veladero 30%. We to connect also advanced the mine a We will continue in the year ahead to work towards international best practices, to minimize our environmental impact and to to at clean Loulo-Gounkoto grid power and to reduce started construction usage of our of site a solar thermal plant maximize our economic contributions. power generation plant in 2020. We invite you to read more in our annual Sustainability Report. 1 During 2019, we reviewed and reclassified our 2018 environmental incidents against our new classification system. 44 Barrick Gold Corporation

ENDNOTES

ii
Currently consists of Barrick's Lumwana mine and Zaldivar and Jabal Sayid copper joint ventures.

viii

Barrick's five-year indicative outlook is based on our current operating asset portfolio, sustaining projects in progress and exploration/mineral resource management initiatives in execution. Additional asset optimization, further exploration growth, new project initiatives and divestitures are not included. For the group gold and copper segments, and where applicable for a specific region, this indicative outlook is subject to change and assumes the following:

This five-year indicative outlook excludes:

- Production from Fourmile;
- Production from assets currently in care and maintenance including Pierina, Lagunas Norte, Morila and Golden Sunlight;
- Production from long-term greenfield optionality from Donlin, Pascua-Lama, Norte Abierto or Alturas

Barrick's 10-year gold production profile is also based on its current operating asset portfolio, sustaining projects in progress and exploration/mineral resource management initiatives in execution. Additional asset optimization, further exploration growth, new project initiatives and divestitures are not included. This 10-year outlook is subject to change and is based on the same assumptions as the current five-year outlook detailed above for the initial five years. The subsequent five years is also subject to change and assumes attributable production from Fourmile (starting in 2028) as well as exploration and mineral resource management projects in execution at Nevada Gold Mines, Hemlo and Porgera.

ix
Estimated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2019, unless otherwise noted. Proven reserves of 280Mt grading 2.42g/t, representing 22Moz of gold; 420Mt grading 0.4%, representing 3,700Mlb of copper; and 150Mt grading 4.31g/t, representing 21Moz of silver. Probable reserves of 1,000Mt grading 1.48g/t, representing 49Moz of gold; 1,200Mt grading 0.38%, representing 9,800Mlb of copper; and 750Mlb grading 5.18g/t, representing 120Moz of silver. Measured resources of 530Mt grading 2.21g/t, representing 37Moz of gold; 660Mt grading 0.38%, representing 5,500Mlb of copper; and 350Mt grading 12.52g/t, representing 140Moz of silver. Indicated resources of 2,800Mt grading 1.43g/t, representing 130Moz of gold; 2,400Mt grading 0.38%, representing 21,000Mlb of copper; and 2,000Mt grading 13.44g/t, representing 870Moz of silver. Inferred resources of 940Mt grading 1.3g/t, representing 39Moz of gold; 430Mt grading 0.2%, representing 2,200Mlb of copper; and 460Mt grading 3.20g/t, representing 47Moz of silver. Complete mineral reserve and resource data, including tonnes, grades, and ounces, as well as the assumptions on which the mineral reserves for Barrick are reported (on an attributable basis), are set out in page 138 of this annual report.

Annual Report 2019 45

A i Tier One Gold Asset is a mine with a stated life in excess of 10 years, annual production mine life that of are at least in the 500,000oz lower half of of gold the industry and total cost cash curve costs . per ounce over the Currently ii consists of Barrick’s Lumwana mine and Zaldĺvar and Jabal Sayid copper joint ventures. These iii are non-GAAP financial performance measures with no standardized meaning presented under by other IFRS issuers and therefore . For further may information not be comparable and a detailed to similar reconciliation measures of please each see non pages -GAAP 107 measure to 132 to of the the most 2019 directly Financial comparable Report. IFRS measure, Total iv Reportable Injury Frequency Rate (“TRIFR”) is a ratio calculated as follows: number hours worked of reportable . Reportable injuries injuries x 1,000,000 include hours fatalities, divided lost by time the injuries, total number restricted of duty injuries, and medically treated injuries. Cost v of sales applicable to gold per ounce is calculated using cost of sales of applicable 40% Pueblo to gold Viejo, on 36 an .attributable 1% Tanzania basis until (removing September the 30, non 2019 -controlling (not with interest standing consolidated the completion our interest of in the Acacia Acacia and transaction recorded a on non September -controlling 17, interest 2019, of we 36 a matter .1% in of the convenience) income statement and 40% for South the entirety Arturo of from the third cost quarter of sales of (63 2019 .1% as of South Gold Mines)), Arturo from divided July by 1, attributable 2019 onwards gold as ounces a result . The of its non contribution -controlling to interest Nevada of sales 20% and Loulo our- proportionate Gounkoto and share 10.3% of of cost Tongon of sales is also attributable removed to from equity cost method of effective investments date (Kibali of the and Merger Morila) . Also is included removes commencing the non-controlling January interest 1, 2019, of 38 the .5% Nevada applicable Gold to copper Mines from per pound cost of is sales calculated from July using 1, 2019 cost of onwards sales applicable . Cost of to sales copper method including investments our (Zaldĺvar proportionate and Jabal share Sayid), of cost divided of sales by attributable consolidated to equity copper pounds method (including investments) our . proportionate share of copper pounds from our equity Class vi 1 - High Significance is defined as an incident that causes significant onto negative publicly impacts accessible on human land health and has or the the environment potential to cause or an incident significant that adverse extends impact to surrounding communities, livestock or wildlife. Class vii 2 - Medium Significance is defined as an incident that has the potential to cause anticipated negative to result impact in only on human localized health and or short the- term environment environmental but is reasonably or community impact requiring minor remediation. viii Key Assumptions 2020 2021+ Gold Price ($/oz) 1,350 1,200 Copper Price ($/lb) 2.75 2.75 Oil Price (WTI) ($/barrel) 65 65 AUD Exchange Rate (AUD:USD) 0.70 0.75 ARS Exchange Rate (USD:ARS) 65.00 75.00 CAD Exchange Rate (USD:CAD) 1.30 1.30 CLP Exchange Rate (USD:CLP) 725 680 EUR Exchange Rate (EUR:USD) 1.20 1.20 Barrick’s portfolio, sustaining five-year indicative projects outlook in progress is based and exploration/mineral on our current operating resource asset exploration management growth, initiatives new in project execution initiatives . Additional and divestitures asset optimization, are not included further . For this the group indicative gold outlook and copper is subject segments, to change and and where assumes applicable the for following: a specific region, The inclusion of synergies identified for Nevada Gold Mines; Production from Cortez Deep South by 2020, in-line with guidance; Production ramping-up from the third shaft at Turquoise Ridge by 2022, in-line with guidance; Production from Goldrush commencing in 2021, in-line with guidance; project Production by 2023, from the in-line proposed with guidance Pueblo. Viejo Our assumptions plant expansion are and subject tailings to change tailings project; following the combined feasibility study for the plant expansion and An 84% ownership interest in North Mara, Bulyanhulu and Buzwagi. At this time, we assume that Buzwagi will enter care and maintenance in 2021; A restart of mining operations at Bulyanhulu by the end of 2020; Tongon will enter care and maintenance during the 2022 year; A sale of stockpiled concentrate related to the Tanzania assets and Lumwana by the end of 2020; Production from the Zaldivar CuproChlor® Chloride Leach Project by 2022. Antofagasta is the operator of Zaldivar. This five-year indicative outlook excludes: Production from Fourmile; Production Lagunas Norte, from Morila assets and currently Golden in Sunlight; care and maintenance including Pierina, Production from long-term greenfield optionality from Donlin, Pascua-Lama, Norte Abierto or Alturas asset Barrick’s portfolio, 10-year sustaining gold production projects profile in progress is also and based exploration/mineral on its current operating resource exploration management growth, initiatives new in project execution initiatives . Additional and divestitures asset optimization, are not included further . This 10 as -the year current outlook five is- subject year outlook to change detailed and above is based for the on the initial same five years assumptions . The production subsequent from five years Fourmile is also (starting subject in 2028) to change as well and as assumes exploration attributable and mineral resource Porgera. management projects in execution at Nevada Gold Mines, Hemlo and Estimated ix in accordance with National Instrument 43-101 as required by 2019, Canadian unless securities otherwise regulatory noted. authorities Proven reserves . Estimates of 280Mt are as grading of December 2.42g/t,31, representing copper; and 150Mt 22Moz grading of gold; 4420Mt .31g/t, grading representing 0.4%, 21Moz representing of silver 3,700Mlb . Probable of grading reserves 0 of .38%, 1,000Mt representing grading 19,800Mlb .48g/t, representing of copper; and 49Moz 750Mlb of gold; grading 1,200Mt 5.18g/t, representing representing 120Moz 37Moz of of gold; silver 660Mt . Measured grading resources 0.38%, representing of 530Mt grading 5,500Mlb 2.21g/t, of copper; resources and of 350Mt 2,800Mt grading grading 12 1.52g/t, .43g/t, representing representing 140Moz 130Moz of of silver gold;. 2,400Mt Indicated 13 grading .44g/t, 0 .representing 38%, representing 870Moz 21,000Mlb of silver. of Inferred copper; resources and 2,000Mt of 940Mt grading grading 1 of. 3g/t, copper; representing and 460Mt 39Moz grading of gold; 3.20g/t, 430Mt representing grading 0 47Moz .2%, representing of silver. Complete 2,200Mlb as mineral the assumptions reserve and on resource which data, the mineral including reserves tonnes, for grades, Barrick and are reported ounces, as (on well an attributable basis), are set out in page 138 of this annual report. These x amounts are presented on the same basis as our guidance and include July our 60% 1, 2019 share onwards of Pueblo as a Viejo result and of South its contribution Arturo (36 to .9% Nevada of South Gold Arturo Mines), from our completion 63.9% share of the of Acacia Tanzania transaction until September on September 30, 2019 17, (notwithstanding 2019, we consolidated the our income interest statement in Acacia for and the entirety recorded of a the non third -controlling quarter of interest 2019 of as 36 a matter .1% in of the our convenience) 80% share and of Loulo our 50% -Gounkoto, share of 89 Zaldĺvar .7% share and of Jabal Tongon, Sayid 45% . Also share includes of Kibali Merger and 40% . Starting share of July Morila 1, 2019, commencing it also includes January our 1, 2019, 61.5% the share effective of Nevada date of Gold the Mines. The Technical scientific Information and technical information contained in this document has been reviewed Manager; and Chad approved Yuhasz, by P.Geo, Craig Mineral Fiddes, Resource North America Manager, Resource Latin America Modeling and Asia Manager: Pacific; Africa Simon and Bottoms, Middle East; CGeol, and MGeol, Rodney FGS, Quick, FAusIMM, MSc, Pr Mineral . Sci.Nat, Resources Mineral as Resource defined Management in National Instrument and Evaluation 43-101 Executive – Standards – each of Disclosure a “Qualified for Person” Mineral Projects. Annual Report 2019 45

Financial Report for 2019 Contents Management’s Discussion and Analysis 47 / Mineral Reserves and Resources 138 / Financial Statements 152 Notes to Financial Statements 157 / Shareholder Information 216

Management’s Discussion

and Analysis (“MD&A”)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and the present and future business environment. This MD&A, which has been prepared as of February 20, 2020, should be read in conjunction with our audited consolidated financial statements (“Financial Statements”) for the year ended December 31, 2019. Unless otherwise indicated, all amounts are presented in US dollars.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

Continuous disclosure materials, including our most recent Form 40-F/Annual Information Form, annual MD&A, audited consolidated financial statements, and Notice of Annual Meeting of Shareholders and Proxy Circular will be available on our website at www.barrick.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For an explanation of terminology unique to the mining industry, readers should refer to the glossary on page 138.

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “target”, “plan”, “objective”, “assume”, “intend”, “intention”, “project”, “goal”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “could”, “would” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: Barrick’s goal to be the world’s most valued gold mining business; Barrick’s forward-looking production guidance and estimates of future costs; cash flow forecasts; projected capital, operating and exploration expenditures; targeted debt and cost reductions; mine life and production rates; potential mineralization and metal or mineral recoveries; our ability to identify, invest in and develop potential Tier One, Tier Two and Strategic Assets; our strategies and plans with respect to environmental matters, including climate change; our future plans, growth potential, financial strength, investments and overall strategy; our plans and expected completion and benefits of our growth projects, including construction of twin exploration declines at Goldrush, the Turquoise Ridge Third Shaft, Pueblo Viejo plant expansion, Zaldívar chloride leach project, and Veladero power transmission project; our ability to convert resources into reserves; asset sales, joint ventures and partnerships, including expected closing of the sale of our interest in Massawa; expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; the Company’s ability to successfully re-integrate Acacia’s operations; whether benefits expected from recent transactions are realized; disruption of supply routes which may cause delays in construction and mining activities at Barrick’s more remote properties; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices;

Financial Report 2019	47

MANAGEMENT’S DISCUSSION AND ANALYSIS

expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company or its affiliates do or may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; risks associated with illegal and artisanal mining; the risks of operating in jurisdictions where infectious diseases present major health care issues; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; the possibility that future exploration results will not be consistent with the Company’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; risks associated with the fact that certain of the initiatives described in this MD&A are still in the early stages and may not materialize; our ability to successfully integrate acquisitions or complete divestitures; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; and availability and increased costs associated with mining inputs and labor. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Merger with Randgold Resources Limited

On January 1, 2019, Barrick acquired 100% of the issued and outstanding shares of Randgold Resources Limited (“Randgold”) for $7.9 billion based on the December 31, 2018 closing share price of Barrick’s common shares (the “Merger”). We began consolidating the operating results, cash flows and net assets of Randgold from January 1, 2019 and the results presented in this MD&A reflect that. Refer to note 4 of the Financial Statements for further details of this transaction.

Use of Non-GAAP Financial Performance Measures

We use the following non-GAAP financial performance measures in our MD&A:

◾	“adjusted net earnings”
◾	“free cash flow”
◾	“EBITDA”
◾	“adjusted EBITDA”
◾	“total cash costs per ounce”
◾	“C1 cash costs per pound”
◾	“all-in sustaining costs per ounce/pound”
◾	“all-in costs per ounce” and
◾	“realized price”

For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under International Financial Reporting Standards (“IFRS”), please refer to the Non-GAAP Financial Performance Measures section of this MD&A on pages 107 to 132. Each non-GAAP financial performance measure has been annotated with a reference to an endnote on page 133. The non-GAAP financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Changes in Presentation of Non-GAAP Financial Performance Measures

Realized Price

Starting with this MD&A, we began adjusting for the cumulative catch-up adjustment to revenue relating to our streaming arrangements in our calculation of realized price. The prior periods have been restated to reflect this change. We believe that this additional information will assist analysts, investors and other stakeholders of Barrick to better understand our ability to generate revenue by excluding non-cash amounts from the calculation as they are not necessarily reflective of the underlying operating results for the periods presented.

Total cash costs

Starting from the first quarter of 2019, we have renamed “cash costs” to “total cash costs” when referring to our gold operations. The calculation of total cash costs is identical to our previous calculation of cash costs with only a change in the naming convention of this non-GAAP measure.

All-in sustaining costs and all-in costs

Starting from the first quarter of 2019, we have included sustaining capital expenditures and project capital expenditures on a cash basis instead of an accrual basis. As a result of adopting IFRS 16 Leases, the full lease amount is included in accrued capital expenditures on initial recognition. We believe that the change in capital expenditures from an accrual basis to a cash basis better reflects the timing of costs associated with our operations. The original World Gold Council (“WGC”) Guidance Note explicitly excluded certain financing activities from all-in sustaining costs and all-in costs. As a result of the new lease accounting standard, the WGC Guidance Note was updated to include both the principal and interest portion of the cash lease payment in the all-in sustaining costs and all-in cost metrics. We have updated our calculation accordingly. Prior periods have not been restated but would not be materially different.

48	Barrick Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

Index

50	Overview		102	Financial Condition Review

	50 50 50 51 52 55 55 55 56 57 59 62 63 65	Our Vision Our Business Our Strategy Sustainability Financial and Operating Highlights Safety Environment Climate Change Reserves and Resources Key Business Developments Outlook for 2020 Risks and Risk Management Market Overview Production and Cost Summary		102	Balance Sheet Review
				102	Shareholders’ Equity
				103	Financial Position and Liquidity
				103	Summary of Cash Inflow (Outflow)
				104	Summary of Financial Instruments

			105	Commitments and Contingencies

			106	Review of Quarterly Results

			106	Internal Control over Financial Reporting and Disclosure Controls and Procedures

			107	IFRS Critical Accounting Policies and Accounting Estimates
67	Operating Divisions Performance		107	Non-GAAP Financial Performance Measures
	68 76 78 80 82 84 86 88 89 90 91	Nevada Gold Mines 69 Carlin 71 Cortez 73 Turquoise Ridge 75 Other Nevada Gold Mines Pueblo Viejo Loulo-Gounkoto Kibali Veladero Porgera North Mara Other Mines – Gold Other Mines – Copper Growth Projects Exploration	132	Technical Information
			133	Endnotes
			137	Glossary of Technical Terms
			138	Mineral Reserves and Mineral Resources
			147	Management’s Responsibility

			147	Management’s Report on Internal Control Over Financial Reporting

94	Review of Financial Results		148	Independent Auditor’s Report
	94 95 97 97 98 98 98 100	Revenue Production Costs Capital Expenditures General and Administrative Expenses Exploration, Evaluation and Project Costs Finance Costs, Net Additional Significant Statement of Income Items Income Tax Expense	152	Financial Statements
			157	Notes to Consolidated Financial Statements

Financial Report 2019	49

MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview

Our Vision

We strive to be the world’s most valued gold mining business by finding, developing and owning the best assets, with the best people, to deliver sustainable returns for our owners and partners.

Our Business

Barrick is one of the world’s leading gold mining companies with annual gold production and gold reserves that are among the largest in the industry. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We hold interests in fifteen producing gold mines, including six Tier One Gold Assets1 and a diversified asset portfolio positioned for growth in many of the world’s most prolific gold districts. These gold mines are geographically diversified and are located in Argentina, Canada, Côte d’Ivoire, the Democratic Republic of Congo, the Dominican Republic, Mali, Papua New Guinea, Tanzania and the United States. Our copper business includes a wholly-owned copper mine in Zambia and 50% interests in copper mines in Chile and Saudi Arabia. We also have exploration and development projects located throughout the Americas and Africa. We sell our production in the world market through the following distribution channels: gold bullion is sold in the gold spot market; and gold and copper concentrate is sold to independent smelting companies. Barrick shares trade on the New York Stock Exchange under the symbol GOLD and the Toronto Stock Exchange under the symbol ABX.

Our Strategy

Our strategy is to operate as business owners by attracting and developing world-class people who are informed and involved in the value chain of the business, act with integrity and are tireless in their pursuit of excellence. We are focused on returns to our stakeholders by optimizing free cash flow, managing risk to create long-term value for our shareholders and partnering with host governments and communities to transform their natural resources into sustainable benefits and mutual prosperity. We aim to achieve this through the following:

Asset Quality

◾	Grow and invest in a portfolio of Tier One Gold Assets[1], Tier Two Gold Assets and Strategic Assets[2] with an emphasis on organic growth. We will focus our efforts on identifying, investing in and developing assets that meet our investment criteria. With respect to Tier One Gold Assets, we are focused on assets with a reserve potential greater than 5 million ounces of gold that will generate an internal rate of return (IRR) of at least 15%. With respect to Tier Two Gold Assets, we are focused on assets with a reserve potential of greater than 3 million ounces of gold that will generate an IRR of at least 20% (in each case based on our long-term gold price assumptions).
◾	Focus on brownfields opportunities at Nevada Gold Mines LLC (“Nevada Gold Mines”) following the integration of Barrick’s and Newmont Corporation’s (“Newmont”) interests in Nevada through the creation of the joint venture, together with Pueblo Viejo, Loulo-Gounkoto and Kibali.
◾	Invest in exploration across extensive land positions in many of the world’s most prolific gold districts.
◾	Maximize the long-term value of our strategic Copper Business[3].
◾	Sell non-core assets over time in a disciplined manner.

Operational Excellence

◾	Strive for zero harm workplaces.
◾	Operate a flat management structure with a strong ownership culture.
◾	Streamline management and operations, and hold management accountable for the businesses they manage.
◾	Leverage innovation and technology to drive industry-leading efficiencies.
◾	Build trust-based partnerships with host governments, business partners, and local communities to drive shared long-term value.

Sustainable Profitability

◾	Follow a disciplined approach to growth, emphasizing long-term value for all stakeholders.
◾	Increase returns to shareholders, driven by a focus on return on capital, internal rate of return and free cash flow.

50	Barrick Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

Sustainability

Barrick’s sustainability vision is to create long-term value for all our stakeholders. We contribute to the social and economic development of our host countries and communities. We protect the safety and health of our workforce. We respect human rights. And we manage our impacts on the natural environment, both today and with future generations in mind. We live our vision every day, by embedding environmental, social and economic considerations into all our business decisions, through partnerships with host governments and communities and by engaging respectfully with all our stakeholders.

Our approach to achieving these four ambitions is set out in a new overarching Sustainable Development Policy, which commits us to supporting the socio-economic development of host countries and communities. We have also published policies in the areas of Social Performance, which incorporates Community Development and Engagement, Occupational Health and Safety, and Environment and Human Rights. All policies meet or exceed the requirements of host country legislation and international standards such as the IFC Performance Standards or UN Guiding Principles on Business and Human Rights. Our updated Code of Conduct sets out the ethical behavior expected of everyone working at, or with, Barrick.

Day-to-day ownership of sustainability risks and opportunities is in the hands of individual sites – where our core business is located. Each operation’s General Manager, supported by dedicated teams on site, is accountable for putting Barrick’s vision into action at the site level. This includes maintaining an ISO-certified environmental and safety management system, building robust community engagement mechanisms and managing energy and water plans.

We anticipate that the social and environmental expectations of mining companies will become even higher in the future. We are clear that our ability to maintain our social license to operate will depend on our ability to meet these expectations. To meet this challenge, we will continue to embed environmental, social and economic considerations into our business decisions, engage respectfully with stakeholders and act on their concerns and continue to build deep partnerships with our communities, host governments and other partners.

Financial Report 2019	51

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial and Operating Highlights

	For the three months ended				For the years ended

	12/31/2019	9/30/2019	% Change		12/31/19	12/31/18		% Change		12/31/17

Financial Results ($ millions)

Revenues	2,883	2,678	8%		9,717	7,243		34%		8,374

Cost of sales	1,987	1,889	5%		6,911	5,220		32%		5,300

Net earnings (loss)[a]	1,387	2,277	(39%	)	3,969	(1,545)		357%		1,438

Adjusted net earnings[b]	300	264	14%		902	409		121%		876

Adjusted EBITDA[b]	1,562	1,297	20%		4,833	3,080		57%		4,115

Adjusted EBITDA margin[c]	54%	48%	13%		50%	43%		16%		49%

Total minesite sustaining capital expenditures[d]	394	406	(3%	)	1,320	968		36%		1,116

Total project capital expenditures[d]	46	96	(52%	)	370	425		(13%	)	280

Total consolidated capital expenditures[d,e]	446	502	(11%	)	1,701	1,400		22%		1,396

Net cash provided by operating activities	875	1,004	(13%	)	2,833	1,765		61%		2,065

Net cash provided by operating activities margin[f]	30%	37%	(19%	)	29%	24%		21%		25%

Free cash flow[b]	429	502	(15%	)	1,132	365		210%		669

Net earnings (loss) per share (basic and diluted)	0.78	1.30	(40%	)	2.26	(1.32)		271%		1.23

Adjusted net earnings (basic)[b] per share	0.17	0.15	13%		0.51	0.35		46%		0.75

Weighted average diluted common shares (millions of shares)	1,778	1,756	1%		1,758	1,167		51%		1,166

Operating Results

Gold production (thousands of ounces)[g]	1,439	1,306	10%		5,465	4,527		21%		5,323

Gold sold (thousands of ounces)[g]	1,413	1,318	7%		5,467	4,544		20%		5,302

Market gold price ($/oz)	1,481	1,472	1%		1,393	1,268		10%		1,257

Realized gold price[b,g] ($/oz)	1,483	1,476	0%		1,396	1,270		10%		1,258

Gold cost of sales (Barrick’s share)[g,h] ($/oz)	1,046	1,065	(2%	)	1,005	892		13%		794

Gold total cash costs[b,g] ($/oz)	692	710	(3%	)	671	588		14%		526

Gold all-in sustaining costs[b,g] ($/oz)	923	984	(6%	)	894	806		11%		750

Copper production (millions of pounds)[i]	117	112	4%		432	383		13%		413

Copper sold (millions of pounds)[i]	91	65	40%		355	382		(7%	)	405

Market copper price ($/lb)	2.67	2.63	2%		2.72	2.96		(8%	)	2.80

Realized copper price[b,i] ($/lb)	2.76	2.55	8%		2.77	2.88		(4%	)	2.95

Copper cost of sales (Barrick’s share)[i,j] ($/lb)	2.26	2.00	13%		2.14	2.40		(11%	)	1.77

Copper C1 cash costs[b,i] ($/lb)	1.90	1.62	17%		1.69	1.97		(14%	)	1.66

Copper all-in sustaining costs[b,i] ($/lb)	2.82	2.58	9%		2.52	2.82		(11%	)	2.34

	As at 12/31/19	As at 9/30/19	% Change		As at 12/31/18	% Change		As at 12/31/17

Financial Position ($ millions)

Debt (current and long-term)	5,536	5,560	0%		5,738	(4%	)	6,423

Cash and equivalents	3,314	2,405	38%		1,571	111%		2,234

Debt, net of cash	2,222	3,155	(30%	)	4,167	(47%	)	4,189

a.	Net earnings (loss) represents net earnings (loss) attributable to the equity holders of the Company.
b.

Adjusted net earnings, adjusted EBITDA, free cash flow, adjusted net earnings per share, realized gold price, all-in sustaining costs, total cash costs, C1 cash costs and realized copper price are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 107 to 132 of this MD&A.

c.	Represents adjusted EBITDA divided by revenue.
d.	Amounts presented on a consolidated cash basis. Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
e.	Total consolidated capital expenditures also includes capitalized interest.
f.	Represents net cash provided by operating activities divided by revenue.
g.

Includes Tanzania on a 63.9% basis until September 30, 2019 (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience), Pueblo Viejo on a 60% basis, South Arturo on a 60% basis (36.9% from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines), and Veladero on a 50% basis, which reflects our equity share of production and sales. Also includes Loulo-Gounkoto on an 80% basis, Kibali on a 45% basis, Tongon on an 89.7% basis and Morila on a 40% basis, which reflects our equity share of production and sales, commencing January 1, 2019, the effective date of the Merger. Also removes the non-controlling interest of 38.5% Nevada Gold Mines from July 1, 2019 onwards.

h.	Gold cost of sales (Barrick’s share) is calculated as cost of sales – gold on an attributable basis (excluding sites in care and maintenance) divided by ounces sold.
i.	Amounts reflect production and sales from Jabal Sayid and Zaldívar on a 50% basis, which reflects our equity share of production, and Lumwana.
j.	Copper cost of sales (Barrick’s share) is calculated as cost of sales – copper plus our equity share of cost of sales attributable to Zaldívar and Jabal Sayid divided by pounds sold.

52	Barrick Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

a.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 107 to 132 of this MD&A.

b.

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Tanzania (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience) and 40% South Arturo from cost of sales (63.1% of South Arturo from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines)), divided by attributable gold ounces. The non-controlling interest of 20% Loulo-Gounkoto and 10.3% of Tongon is also removed from cost of sales and our proportionate share of cost of sales attributable to equity method investments (Kibali and Morila) is included commencing January 1, 2019, the effective date of the Merger. Also removes the non-controlling interest of 38.5% Nevada Gold Mines from cost of sales from July 1, 2019 onwards. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

Financial Report 2019	53

MANAGEMENT’S DISCUSSION AND ANALYSIS

Factors affecting net earnings and adjusted net earnings4 – three months ended December 31, 2019 versus September 30, 2019

Net earnings attributable to equity holders of Barrick (“net earnings”) for the three months ended December 31, 2019 were $1,387 million compared to $2,277 million in the prior quarter. The decrease was primarily due to a gain of $1.9 billion ($1.5 billion net of taxes) relating to the remeasurement of Turquoise Ridge to fair value as a result of its contribution to Nevada Gold Mines and an impairment reversal of $947 million ($663 million net of taxes) at Lumwana, both occurring in the prior quarter. In the current quarter, there were net impairment reversals of $566 million relating to an impairment reversal at Pueblo Viejo of $865 million ($277 million net of taxes and non-controlling interest) and an impairment charge at Pascua-Lama of $296 million (no tax impact). Net earnings in the current quarter were further impacted by a $628 million gain on the de-recognition of the deferred revenue liability relating to our silver sale agreement with Wheaton Precious Metals Corp., a gain of $408 million resulting from the sale of our 50% interest in Kalgoorlie, and a gain of $216 million on a settlement of customs duty and indirect taxes at Lumwana. After adjusting for items that are not indicative of future operating earnings, adjusted net earnings4 of $300 million for the three months ended December 31, 2019 were $36 million higher than the prior quarter, due to an increase in revenue resulting from higher sales volume and marginally higher realized prices4, partially offset by higher cost of sales resulting from the increased sales volume.

Significant adjusting items (pre-tax and excluding non-controlling interest effects) in the three months ended December 31, 2019 include:

◾	$845 million in other income adjustments, primarily related to a $628 million gain on the de-recognition of the deferred revenue liability relating to our silver sale agreement with Wheaton Precious Metals Corp. and a gain of $216 million on a settlement of customs duty and indirect taxes at Lumwana;
◾	$566 million in net impairment reversals, relating to Pueblo Viejo, partially offset by impairment charges at Pascua-Lama; and
◾	$414 million in acquisition/disposition gains, primarily resulting from the sale of our 50% interest in Kalgoorlie.

Refer to page 108 for a full list of reconciling items between net earnings and adjusted net earnings4 for the current and previous periods.

Factors affecting net earnings and adjusted net earnings4 – year ended December 31, 2019 versus December 31, 2018

Net earnings for the year ended December 31, 2019 were $3,969 million compared to a loss of $1,545 million in the same prior year period. The significant increase was mainly due to a gain of $1.9 billion ($1.5 billion net of taxes) relating to the remeasurement of Turquoise Ridge to fair value as a result of its contribution to Nevada Gold Mines and a gain of $408 million resulting from the sale of our 50% interest in Kalgoorlie. This was combined with impairment reversals at Lumwana of $947 million ($663 million net of taxes) and at Pueblo Viejo of $865 million ($277 million net of taxes and non-controlling interest), partially offset by an impairment charge at Pascua-Lama of $296 million (no tax impact). In addition to these impacts, there were significant tax adjustments relating to the de-recognition of deferred tax assets of $814 million occurring in the prior year, a $628 million gain on the de-recognition of the deferred revenue liability relating to our silver sale agreement with Wheaton Precious Metals Corp., and a gain of $216 million on a settlement of customs duty and indirect taxes at Lumwana. After adjusting for items that are not indicative of future operating earnings, adjusted net earnings4 of $902 million for the year ended December 31, 2019 were $493 million higher than the same prior year period. The increase in adjusted net earnings was primarily due to higher sales volumes as a result of the Merger and the formation of Nevada Gold Mines. Excluding the impact of the Merger and the formation of Nevada Gold Mines, the increase in adjusted net earnings was primarily due to an increase in realized gold prices4.

Significant adjusting items (pre-tax and excluding non-controlling interest effects) in the year December 31, 2019 include:

◾	$2,327 million in acquisition/disposition gains mainly relating to the remeasurement of Turquoise Ridge to fair value as a result of its contribution to Nevada Gold Mines and a gain of $408 million resulting from the sale of our 50% interest in Kalgoorlie;

◾	$1,423 million in net impairment reversals, relating to Lumwana and Pueblo Viejo, partially offset by impairments at Pascua-Lama; and

◾	$687 million in other income adjustments, primarily related to a $628 million gain on the de-recognition of the deferred revenue liability relating to our silver sale agreement with Wheaton Precious Metals Corp. and a gain of $216 million on a settlement of customs duty and indirect taxes at Lumwana, partially offset by severance costs as a result of the implementation of a number of organizational reductions.

Refer to page 108 for a full list of reconciling items between net earnings and adjusted net earnings4 for the current and previous periods.

Factors affecting Operating Cash Flow and Free Cash Flow4 – three months ended December 31, 2019 versus September 30, 2019

In the three months ended December 31, 2019, we generated $875 million in operating cash flow, compared to $1,004 million in the prior quarter. The decrease of $129 million was primarily due to an increase in interest paid as a result of the timing of interest payments on our public market debt, partially offset by an increase in gold and copper sales volumes of 7% and 40%, respectively. This was further impacted by higher gold and copper realized prices4 of $1,483 per ounce and $2.76 per pound, respectively, for the three months ended December 31, 2019, compared to $1,476 per ounce and $2.55 per pound, respectively, in the prior quarter.

Free cash flow4 for the three months ended December 31, 2019 was $429 million, compared to $502 million in the prior quarter, reflecting lower operating cash flows, partially offset by lower capital expenditures. In the three months ended December 31, 2019, capital expenditures on a cash basis were $446 million compared to $502 million in the prior quarter primarily due to lower project capital expenditures with the most significant change related to Cortez due to decreases at the Cortez Hills Underground Rangefront project.

Factors affecting Operating Cash Flow and Free Cash Flow4 – year ended December 31, 2019 versus December 31, 2018

For the year ended December 31, 2019, we generated $2,833 million in operating cash flow, compared to $1,765 million in the same prior year period. The increase of $1,068 million was primarily due to higher sales volume as a result of the Merger and the formation of Nevada Gold Mines. This was combined with higher realized gold prices4 of $1,396 per ounce in 2019 compared to $1,270 per ounce in 2018 and, partially offset by higher cost of sales per ounce5.

For 2019, we generated free cash flow4 of $1,132 million compared to $365 million in 2018. The increase primarily reflects higher operating cash flows, partially offset by higher capital expenditures. In 2019, capital expenditures on a cash basis were $1,701 million compared to $1,400 million in the same prior year period. Higher capital expenditures of $301 million were primarily due to an increase in minesite sustaining capital expenditures as a result of the Merger and the consolidation impact of Nevada Gold Mines, partially offset by lower project capital expenditures at Cortez due to decreasing Crossroads dewatering activities and Rangefront project expenditures.

54	Barrick Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

Safety

Our safety vision is “Every person going home safe and healthy every day.” In 2019, although we operated with zero fatalities, our Total Reportable Injury Frequency Rate6 (“TRIFR”) increased by 5%, from 2.12 to 2.24, year-over-year. In analyzing the incidents and frequencies, the combination of assets into Nevada Gold Mines in the North America region did have an impact on our performance. The Africa and Middle East region improved year-on-year in both Lost Time Injuries (“LTIs”) and TRIFR.

Barrick is fully committed to the safety, health and well-being of our people, their families and the communities in which we operate. We review safety performance and incidents, share lessons learned and communicate best practices across our business during weekly Executive Committee Review meetings, the main forum for senior management to review our current safety performance. We will continue our efforts to further reduce injury occurrences.

Every site has its own site-specific safety procedures, management plans and systems in place, in line with international best practice. Our goal is for the safety management systems at all operational mines to be certified to the internationally recognized ISO 45001 standard by the end of 2021.

Our renewed focus on safety and reaffirmed commitment to prevent fatalities has led to the company-wide roll out of new controls including our ten Fatality Prevention Commitments to help eliminate fatalities and serious injuries. Our Fatality Prevention Commitments align with the International Council on Mining and Metal’s Life Saving Controls, which are based upon lessons learned from fatal incidents within the mining industry, including Barrick’s experience. Our Commitments and Unacceptable Behaviors guideline has also been implemented, which reaffirms our zero tolerance policy for behavior such as working on site under the influence of drugs or alcohol.

Environment

Barrick continues to rebuild its reputation for environmental excellence and aims to become the world’s most valued gold mining business by delivering sustainable returns for our owners and partners, including the host communities and countries in which we operate.

We have set a corporate goal for all sites to have their Environmental Management System (“EMS”) certified to the ISO 14001:2015 standard by the end of 2020. Currently, all operations, except the Jabal Sayid mine in Saudi Arabia and the Tanzanian assets, are certified to this standard.

In 2019, we introduced a new Environmental Incident Reporting and Investigation Standard to better define the classification, reporting, responsibility and investigation of environmental incidents at Barrick sites. As defined by our new system, we had zero Class 1 – High Significance7 incidents and 13 Class 2 – Medium Significance8 incidents in 2019.

Climate Change

Climate change, including shifts in temperature and precipitation and more frequent severe weather events, could affect the mining industry in a range of possible ways. Volatile climatic conditions can affect the stability and effectiveness of infrastructure and equipment; potentially impact environmental protection and site closure practices; lead to changes in the regulatory environment, including increased carbon tax regimes; and potentially impact the stability and cost of water and energy supplies. We therefore view climate change as a company, community, and global concern. In 2019, following our merger with Randgold and the formation of Nevada Gold Mines, we reviewed and updated the climate change strategy developed in 2017.

Barrick’s climate change strategy has three pillars: identify, understand and mitigate the risks associated with climate change; measure and reduce our impacts on climate change; and improve our disclosure on climate change. Action taken on each pillar in 2019 is described below.

Identify, understand and mitigate the risks associated with climate change

We continue to take steps to identify and manage risks and build resilience to climate change, as well as to position ourselves for new opportunities. In 2019, climate change-related factors continued to be incorporated into Barrick’s formal risk assessment process (for example, consideration is given to the availability of and access to water and the impact of increased precipitation, drought, or severe storms on operations as well as on communities near our operations). We have identified several climate-related risks and opportunities for our business: physical impacts of climate change, such as an increase in extended duration extreme precipitation events; an increase in regulations that seek to address climate change; and increased global investment in innovation and low-carbon technologies.

Measure and reduce the Company’s impact on climate change

Mining is an energy-intensive business, and we understand the important link between energy use and greenhouse gas (“GHG”) emissions. By effectively managing our energy use, we can reduce our draw from local energy grids, reduce our GHG emissions, achieve more efficient production, and reduce direct mining costs. In 2019, we progressed the conversion of the Quisqueya I power generation facility in the Dominican Republic from heavy fuel oil to natural gas. We expect the power plant to receive its first liquefied natural gas deliveries in first quarter 2020. The conversion will help reduce the mine site’s power generation costs and GHG emissions by 30%. We also advanced a power transmission project at Veladero to connect the mine to grid power and started construction of a solar plant at Loulo-Gounkoto. Each of these projects is expected to reduce the need for diesel generators, thereby reducing our emissions and power generation costs.

Improve our disclosure on climate change

In 2019, one of our first reporting activities as a merged Company was to complete the CDP (formerly known as the Carbon Disclosure Project) emissions questionnaire which makes investor-relevant climate data widely available.

Throughout 2019, the Board’s Corporate Governance & Nominating Committee, which met quarterly, was responsible for overseeing Barrick’s policies, programs, and performance relating to the environment, including climate change. The Audit & Risk Committee assisted the Board in overseeing the Company’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks. Climate change is built into our formal risk management process, outputs of which were reviewed by the Audit & Risk Committee throughout 2019. In addition, the Audit & Risk Committee reviewed the Company’s approach to climate change in the context of Barrick’s public disclosure.

At the management level, in furtherance of its commitment to sustainability, Barrick established the Environmental and Social Oversight (“E&S”) Committee in 2019. The E&S Committee is chaired by the President and Chief Executive Officer, and includes each of the regional Chief Operating Officers, Mine General Managers and health, safety, and environment and closure leads, as well as the Group Sustainability Executive and an independent sustainability consultant. The E&S Committee meets each quarter

Financial Report 2019	55

MANAGEMENT’S DISCUSSION AND ANALYSIS

to review the Company’s sustainability performance and compliance with its sustainability policies, as well as to identify concerns and opportunities at the Company’s operations at an early stage. The President and Chief Executive Officer reviews the reports of the E&S Committee with the Corporate Governance & Nominating Committee on a quarterly basis as part of the Committee’s mandate to oversee Barrick’s environmental, safety and health, corporate social responsibility, and human rights programs, policies and performance.

Further to the specific focus of the E&S Committee, regular Executive Committee review meetings throughout 2019 allowed for the discussion of opportunities and risks that may help or hinder the Company from achieving its objectives, including climate-related risks (e.g., spring snow melts, hurricanes, flooding, and mud slides).

We expect our climate change activities to continue into 2020 and beyond. Site-level climate-related risks and mitigation plans will continue to be reviewed in the context of the company-wide risk assessment, and site-level plans to reduce energy and GHG emissions will be strengthened. We also expect to continue providing our climate-related disclosure. Overall, based on the work completed, Barrick continues to build resilience to withstand the potential impacts of climate change and leverage potential opportunities as the global economy transitions to a low-carbon future.

Reserves and Resources

Gold

Barrick’s 2019 reserves were calculated using a gold price assumption of $1,200 per ounce, consistent with 2018. As of December 31, 2019, Barrick’s proven and probable gold reserves were 71 million ounces9 at an average grade of 1.68 g/t, compared to 62 million ounces10 at an average grade of 1.56 g/t in the previous year. Reserve replenishment was achieved across the majority of Barrick’s Tier One Assets1, including Kibali, Loulo-Gounkoto, Turquoise Ridge, together with Goldstrike and Leeville in the Carlin Complex.

There were several significant changes to mineral reserves year-on-year, including the Merger with Randgold, the formation of Nevada Gold Mines with Newmont, the acquisition of the minority interests in Acacia and the divestiture of Kalgoorlie, which had the net impact of adding 13.4 million ounces to attributable proven and probable mineral reserves. Successful mineral resource conversion added 5.9 million ounces to mineral reserves offsetting annual mining depletion of 6.0 million ounces of mining depletion.

In 2019, the principal addition to mineral reserves was through the Merger with Randgold, which added 13 million ounces at an average grade of 4.0 g/t to Barrick’s attributable proven and probable reserves. The Nevada Gold Mines transaction added a further 3.2 million ounces to attributable proven and probable reserves, net of the changes in ownership. Barrick’s acquisition of the minorities’ interest in Acacia and subsequent signing of the framework agreement with the Government of Tanzania (“GoT”), through which the GoT will acquire a 16% free-carried interest in the former Acacia sites, resulted in the addition of a further 1 million ounces in Barrick’s 84% attributable proven and probable reserves for North Mara, Bulyanhulu and Buzwagi. These additions from acquisition were partially offset by the removal of 3.7 million ounces of attributable proven and probable reserves from the divestment of Kalgoorlie.

In 2019, we also added 5.9 million ounces of attributable proven and probable reserves through the conversion of mineral resources as summarized below.

The Africa and Middle East region added 2.1 million ounces, of which Loulo-Gounkoto and Kibali were the primary contributors adding a combined 1.6 million ounces of attributable proven and probable reserves. This was principally from high-grade underground extensions at Yalea and KCD underground, as well as the addition of the Kalimva-Ikamva open pit at Kibali. Additional contributions came from an increase in the gold price assumption used to estimate mineral reserves to $1,200 per ounce (from $1,000 per ounce) for the acquired Randgold assets. Notably, proven and probable mineral reserve grades at both Loulo-Gounkoto and Kibali have stayed relatively consistent year-on-year, highlighting the quality of these Tier One Assets.

North America added 2.8 million ounces of attributable proven and probable reserves, principally from high-grade underground extensions in Carlin and Turquoise Ridge. As expected, the elimination of the previous Toll Milling Agreement following the formation of Nevada Gold Mines allowed us to optimize the underground cut-off grade at Turquoise Ridge and contribute to the year-on-year increase in reserves. For further information on Goldrush and Fourmile, please refer to the Projects section of this MD&A.

Supporting their potential to become Tier One Assets, Veladero and Porgera added a combined 1.0 million ounces of attributable proven and probable reserves. This was mainly due to the conversion of mineral resources at Veladero and underground extensions at Porgera.

The additions described above were partially offset by mining depletion of 6.0 million ounces of attributable proven and probable reserves, other losses of 4.5 million ounces, which were primarily comprised of the removal of the Phase Six pushback at Hemlo and the reclassification of 3.8 million ounces from mineral reserves at Lagunas Norte to mineral resources, in line with our decision to put the property on care and maintenance in 2019.

In 2019, all mineral resources were calculated using a gold price assumption of $1,500 per ounce, consistent with 2018. Barrick’s mineral resources for 2019 are now reported on an inclusive basis, and include all areas that form mineral reserves, reported at a mineral resource cut-off grade and the assumed commodity price. All open pit mineral resources are contained within a Whittle shell, while all underground mineral resources are contained within stope optimizer shells. As of December 31, 2019, measured and indicated gold resources were 170 million ounces9 at an average grade of 1.55 g/t and inferred gold resources were 39 million ounces9 at an average grade of 1.3 g/t.

Copper

Copper mineral reserves for 2019 were calculated using a copper price of $2.75 per pound and mineral resources at $3.50 per pound, consistent with 2018. As of December 31, 2019, proven and probable copper reserves were 13 billion pounds9, compared to 11 billion pounds10 at the end of 2018. The growth of copper mineral reserves was primarily driven by Lumwana which added 2.2 billion pounds of proven and probable reserves. This was from a combination of reclassification and remodeling of the Chimiwungo pit and mine cost optimization. This optimization was a direct outcome of improved plant throughput and mining efficiency in 2019, resulting in a reduction of the cut-off grade at Lumwana.

Measured and indicated copper resources were 26 billion pounds9 at an average grade of 0.38% and inferred copper resources were 2.2 billion pounds9 at an average grade of 0.2% as of December 31, 2019. An increase in copper mineral resources at Zaldívar was driven by the inclusion of leachable primary sulfide ore. Zaldívar is jointly owned by Antofagasta and Barrick and is operated by Antofagasta.

The 2019 mineral reserves and mineral resources are estimated using the combined value of gold, copper and silver. Accordingly mineral reserves and mineral resources are reported for all assets where copper or silver is produced and sold as a primary product or a by-product.

56	Barrick Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

Key Business Developments

2019 Highlights

◾	Successful integration of former Randgold executive team and establishment of two additional regions modeled on the Africa regional team after transformational Merger completed on January 1, 2019
◾	Negotiation, completion and integration of former Barrick and Newmont operations in Nevada to form the Nevada Gold Mines joint venture – the single largest gold complex in the world and unlocking up to $500 million per annum in synergies
◾	Acquisition of Acacia minority shareholdings and finalization of agreement to end dispute with the Government of Tanzania and restore our license to operate
◾	Further rationalization of our portfolio to focus on Tier One Gold Assets[1], Tier Two Gold Assets and Strategic Assets[2] with the divestment of Kalgoorlie and pending sale of Massawa (expected to close in the first quarter of 2020)
◾	Full year gold production at upper end and copper production above guidance ranges
◾	Strengthened balance sheet through positive free cash flow, dispositions of non-core assets and debt repurchases
◾	Debt, net of cash, now at $2.2 billion, a 47% decrease from the prior year and the lowest level since 2007
◾	Increasing shareholder returns, having raised the quarterly dividend three times in respect of 2019 performance

Sale of Massawa

On December 10, 2019, Barrick announced that it and its Senegalese joint venture partner have reached an agreement to sell their aggregate 90% interest in the Massawa project (“Massawa”) in Senegal to Teranga Gold Corporation (“Teranga”) for total consideration of up to $430 million.

The consideration consists of an up-front payment of $380 million, including a cash payment of approximately $300 million and Teranga common shares, plus a contingent payment of up to $50 million which is based upon the average gold price for the three-year period immediately following closing.

Barrick will receive 92.5% of the total purchase price for its interest in the Massawa project, with the balance to be received by Barrick’s local Senegalese partner for its minority interest. Barrick is providing $25 million of the $225 million syndicated debt financing secured by Teranga in connection with the transaction.

The transaction is expected to close in the first quarter of 2020 and is subject to receipt of the Massawa exploitation license and residual exploration license from the Government of Senegal, certain other acknowledgments from the Government of Senegal and other customary closing conditions. Refer to note 4 to the Financial Statements for more information.

Sale of Kalgoorlie

On November 28, 2019, we completed the sale of our 50% interest in the Kalgoorlie mine in Western Australia to Saracen Mineral Holdings Limited for total cash consideration of $750 million. The transaction resulted in a gain of $408 million for the year ended December 31, 2019.

Pascua-Lama

In the fourth quarter of 2019, we completed a study of the Pascua-Lama project and concluded that we do not have a plan that meets our investment criteria under our current assumptions. This was an indicator of impairment and we concluded that the carrying value of Pascua-Lama exceeded the Fair Value Less Cost to Dispose (“FVLCD”) and we recorded a non-current asset impairment of $296 million, based on a FVLCD of $398 million. Refer to note 21 to the Financial Statements for more information.

We have also updated the liability for the silver stream agreement to align with the conclusions from the completion of the study. The deferred revenue liability was derecognized, and a current liability was recognized for the residual balance payable to Wheaton Precious Metals Corp. of $253 million under the agreement. This adjustment resulted in $628 million recorded in Other Income. Refer to notes 3 and 9 to the Financial Statements for more information.

In addition, a new closure plan and estimate supported by feasibility level engineering studies was finalized, which resulted in a decrease in the provision for environmental rehabilitation liability of $270 million.

Barrick’s intention is to update our geological understanding of the orebody and this process is expected to take a number of years to complete. The focus in 2020 at Pascua-Lama will be on addressing the gaps identified in the geological and geo-metallurgical understanding of the orebody, building upon the improved 3D geology model completed in 2019. This includes a drill program at the Penelope deposit of Lama, as well as column testing to assess the amenability of Penelope ore for heap leaching at Veladero. Refer to the Exploration section of the MD&A for more information.

Acacia Mining plc

On September 17, 2019, Barrick acquired all of the Acacia Mining plc (“Acacia”) shares we did not already own through a share-for-share exchange of 0.168 Barrick shares and any Acacia Exploration Special Dividends for each ordinary share of Acacia. The Acacia Exploration Special Dividends11 and any deferred cash consideration dividends (if applicable) will be paid as a consequence of a sales process to realize value from the sale of certain Acacia exploration properties to be undertaken during the two-year period following closing. This transaction resulted in the issuance of 24,836,876 Barrick common shares or approximately 1% of Barrick’s share capital. As a result, Acacia ceased trading on the London Stock Exchange and became a wholly-owned subsidiary of Barrick called Barrick TZ Limited. Refer to note 4 to the Financial Statements for more information.

Notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience. As at September 30, 2019, we derecognized the non-controlling interest on the balance sheet related to our former 63.9% ownership of Acacia to reflect our 100% interest at that time. The former Acacia mine sites (Bulyanhulu, North Mara and Buzwagi) will now be referred to individually in this report.

On January 24, 2020, Barrick announced that the Company had ratified the creation of Twiga Minerals Corporation (“Twiga”) at a signing ceremony with the President of Tanzania, formalizing the establishment of a joint venture between Barrick and the Government of Tanzania (“GoT”) and resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the previous concentrate export ban, effective immediately. The GoT will receive a free carried shareholding of 16% in each of the former Acacia mines (Bulyanhulu, Buzwagi and North Mara), and will receive its half of the economic benefits from taxes, royalties, clearing fees and participation in all cash distributions made by the mines and Twiga, after the recoupment of capital investments. Twiga will provide management services to the mines.

The terms of the signed agreement are consistent with those previously announced, including the payment of $300 million to settle all outstanding tax and other disputes (the “Settlement Payment”);

Financial Report 2019	57

MANAGEMENT’S DISCUSSION AND ANALYSIS

the lifting of the concentrate export ban; the sharing of future economic benefits from the mines on a 50/50 basis; and a dispute resolution mechanism that provides for binding international arbitration. The 50/50 division of economic benefits will be maintained through an annual true-up mechanism, which will not account for the Settlement Payment.

Barrick and the GoT continue to fulfill their respective obligations to satisfy all conditions of the signed agreement, primarily with respect to the execution and delivery of formal termination documents for the settlement of all outstanding disputes between the two parties.

Operating results are included at 100% from October 1, 2019 up until the GoT’s 16% free-carried interest is made effective, which is expected to be as of January 1, 2020, and on an 84% basis thereafter.

Nevada Gold Mines LLC

On March 10, 2019, we entered into an implementation agreement with Newmont to create a joint venture, named Nevada Gold Mines, combining our respective mining operations, assets, reserves and talent in Nevada, USA. This includes Barrick’s Cortez, Goldstrike, Turquoise Ridge and Goldrush properties and Newmont’s Carlin, Twin Creeks, Phoenix, Long Canyon and Lone Tree properties. On July 1, 2019, the transaction closed and we began consolidating the operating results, cash flows and net assets of Nevada Gold Mines from that date forward. Barrick is the operator of the joint venture and owns 61.5%, with Newmont owning the remaining 38.5% of the joint venture.

As a result of this transaction, Barrick recognized a gain in our earnings for the third quarter of $1.9 billion on the remeasurement of our previous 75% interest of Turquoise Ridge. Refer to note 4 to the Financial Statements for more information.

Debt Management

On July 15, 2019, Barrick completed a make-whole repurchase of the $248 million of outstanding principal on our 4.95% Notes due 2020 and incurred a loss on debt extinguishment of $3 million in the third quarter of 2019. The debt repayment is expected to result in an annualized interest saving of $12 million.

Subsequent to year end, on January 31, 2020, Barrick completed a make-whole repurchase of the $337 million of outstanding principal on our 3.85% Notes due 2022 and a loss on debt extinguishment of $15 million will be recorded in the first quarter of 2020. The debt repayment is expected to result in an annualized interest saving of $13 million.

Debt, net of cash, has been reduced by 47% from the prior year to $2.2 billion.

Reko Diq Arbitration

On July 12, 2019, the World Bank International Centre for Settlement of Investment Disputes (“ICSID”) awarded $5.84 billion in damages to Tethyan Copper Company Pty Limited (“TCC”), a joint venture held equally by Barrick and Antofagasta plc, in relation to the arbitration claims filed against the Government of Pakistan (“GOP”) following the unlawful denial of a mining lease for the Reko Diq project in Pakistan in 2011.

Damages include compensation of $4.087 billion in relation to the fair market value of the Reko Diq project at the time the mining lease was denied, and interest until the date of the award of $1.753 billion. Compound interest continues to apply at a rate of US Prime +1% per annum until the award is paid.

In November 2019, the GOP applied to annul TCC’s damages award, which resulted in an automatic stay on TCC from pursuing enforcement action. ICSID has constituted a committee to hear the annulment application, consisting of a president from South Korea and additional members from Mexico and Finland. The committee appointed by ICSID to hear the application for annulment will also determine whether the stay on enforcement proceedings should be extended or lifted while it considers the application for annulment. No decision on the GOP’s annulment application or the stay on enforcement proceedings has yet been made.

The proceeds of this award will not be recognized in our financial statements until any such proceeds have been collected. Refer to note 36 to the Financial Statements for more information regarding these and related matters.

Randgold Resources Limited Merger

On January 1, 2019, we acquired 100% of the issued and outstanding shares of Randgold. Each Randgold shareholder received 6.1280 common shares of Barrick for each Randgold share, which resulted in the issuance of 583,669,178 Barrick common shares. After this share issuance, Barrick shareholders owned 66.7%, while former Randgold shareholders owned 33.3%, of the shares of the combined company. We have determined that this transaction represents a business combination with Barrick identified as the acquirer. Based on the December 31, 2018 closing share price of Barrick’s common shares, the total consideration of the acquisition was $7.9 billion.

Randgold was a publicly traded mining company with ownership interests in the following gold mines: Kibali in the Democratic Republic of Congo; Tongon in Côte d’Ivoire; Loulo-Gounkoto and Morila in Mali; the Massawa project in Senegal and various exploration properties. We began consolidating the operating results, cash flows and net assets of Randgold from January 1, 2019.

In conjunction with the Merger, Barrick has a new management team, effective January 1, 2019. Mark Bristow is now President and Chief Executive Officer of Barrick. He was formerly the Chief Executive Officer of Randgold, a position he held since its incorporation in 1995. Graham Shuttleworth is now Senior Executive Vice-President and Chief Financial Officer of Barrick, having formerly served as Randgold‘s Chief Financial Officer since 2007. Kevin Thomson, Senior Executive Vice-President, Strategic Matters, continues in the role to which he was appointed at Barrick in October 2014.

In addition, Barrick is now managed by three regional Chief Operating Officers, each of whom reports to the President and Chief Executive Officer. Catherine Raw, formerly Barrick’s Chief Financial Officer, was appointed Chief Operating Officer, North America. Mark Hill, formerly Barrick’s Chief Investment Officer, was appointed Chief Operating Officer, Latin America and Asia Pacific. Willem Jacobs, formerly Randgold’s General Manager East and Central Africa, was appointed Chief Operating Officer, Africa and Middle East.

Following the closing of the Merger, Barrick’s Board of Directors was reconstituted with the following nine Directors: John Thornton (Executive Chairman), Brett Harvey (Lead Independent Director), Mark Bristow, María Ignacia Benítez, Gustavo Cisneros, Christopher Coleman, Michael Evans, Brian Greenspun, and Andrew Quinn. Regrettably, on February 28, 2019, María Ignacia Benítez passed away. Barrick’s Corporate Governance & Nominating Committee initiated a search for an equally compelling and qualified female candidate to fill the vacant Board position and on August 9, 2019, we announced the appointment of Loreto Silva to the Board of Directors as an independent director.

58	Barrick Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook for 2020

Operating Division Guidance

Our 2019 gold and copper production, cost of sales, total cash costs4, all-in sustaining costs4 and 2020 forecast gold and copper production, cost of sales, total cash costs4 and all-in sustaining costs4 ranges by operating division are as follows:

Operating Division	2019 attributable production (000s ozs)	2019 cost of sales[a] ($/oz)	2019 total cash costs[b] ($/oz)	2019 all-in sustaining costs[b] ($/oz)	2020 forecast attributable production (000s ozs)	2020 forecast cost of sales[a] ($/oz)	2020 forecast total cash costs[b] ($/oz)	2020 forecast all-in sustaining costs[b] ($/oz)

Gold

Carlin (61.5%)[c,d]	968	1,004	746	984	1,000 – 1,050	920 – 970	760 – 810	1,000 – 1,050

Cortez (61.5%)[c]	801	762	515	651	450 – 480	980 – 1,030	640 – 690	910 – 960

Turquoise Ridge (61.5%)[c]	335	846	585	732	430 – 460	900 – 950	540 – 590	690 – 740

Phoenix (61.5%)[c]	56	2,093	947	1,282	100 – 120	1,850 – 1,900	700 – 750	920 – 970

Long Canyon (61.5%)[c]	58	1,088	333	681	130 – 150	910 – 960	240 – 290	450 – 500

Nevada Gold Mines (61.5%)	2,218	924	634	828	2,100 – 2,250	970 – 1,020	660 – 710	880 – 930

Hemlo	213	1,137	904	1,140	200 – 220	960 – 1,010	800 – 850	1,200 – 1,250

North America	2,431	943	655	851	2,300 – 2,450	970 – 1,020	660 – 710	900 – 950

Pueblo Viejo (60%)	590	747	471	592	530 – 580	840 – 890	520 – 570	720 – 770

Veladero (50%)	274	1,188	734	1,105	240 – 270	1,220 – 1,270	670 – 720	1,250 – 1,300

Porgera (47.5%)	284	994	838	1,003	240 – 270	890 – 940	770 – 820	960 – 1,010

Kalgoorlie (50%)[e]	206	1,062	873	1,183

Latin America & Asia Pacific	1,354	937	664	874	1,000 – 1,100	930 – 980	610 – 660	890 – 940

Loulo-Gounkoto (80%)	572	1,044	634	886	500 – 540	1,050 – 1,100	620 – 670	970 – 1,020

Kibali (45%)	366	1,111	568	693	340 – 370	1,030 – 1,080	600 – 650	790 – 840

North Mara[f]	251	953	646	802	240 – 270	750 – 800	570 – 620	830 – 880

Tongon (89.7%)	245	1,469	787	844	240 – 260	1,390 – 1,440	680 – 730	740 – 790

Bulyanhulu[f]	27	1,207	676	773	30 – 50	1,210 – 1,260	790 – 840	1,110 – 1,160

Buzwagi[f]	83	1,240	1,156	1,178	80 – 100	850 – 900	820 – 870	850 – 900

Africa & Middle East	1,544	1,126	673	834	1,450 – 1,600	1,040 – 1,090	640 – 690	870 – 920

Total Attributable Barrick[g,h,i,j]	5,465	1,005	671	894	4,800 – 5,200	980 – 1,030	650 – 700	920 – 970

a.

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 20% of Loulo-Gounkoto, 10.3% of Tongon, 36.1% of Tanzania (notwithstanding the completion of the Acacia transaction on September 17, 2019, our results include our 63.9% share up until the end of the third quarter of 2019 as a matter of convenience) and 40% of South Arturo (63.1% of South Arturo from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines) from cost of sales and including our proportionate share of cost of sales attributable to our equity method investments in Kibali and Morila), divided by attributable gold ounces sold. Also removes the non-controlling interest of 38.5% Nevada Gold Mines from cost of sales from July 1, 2019 onwards. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to our equity method investments in Zaldívar and Jabal Sayid, divided by consolidated copper pounds sold (including our proportionate share of copper pounds sold from our equity method investments).

b.

Total cash costs, all-in sustaining costs and C1 cash costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measures, please see pages 107 to 132 of this MD&A.

c.

These five operations are part of Nevada Gold Mines from July 1, 2019. Amounts include Cortez (100%), Goldstrike (100%) and Turquoise Ridge (75%), also known collectively as Barrick Nevada, from January 1, 2019 to June 30, 2019, and Cortez, Carlin (which includes Goldstrike), Turquoise Ridge (including Twin Creeks), Phoenix and Long Canyon on a 61.5% basis from July 1, 2019 onwards as a result of the formation of Nevada Gold Mines with Newmont on July 1, 2019.

d.	Includes our 60% share of South Arturo from January 1, 2019 to June 30, 2019 and 36.9% from July 1, 2019 onwards as a result of the formation of Nevada Gold Mines with Newmont on July 1, 2019.
e.	As a result of the sale of our 50% interest in Kalgoorlie on November 28, 2019, there is no guidance for 2020.
f.

Formerly known as Acacia Mining plc. On September 17, 2019, Barrick acquired all of the shares of Acacia it did not own. Operating results are included at 100% from October 1, 2019 (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience) up until the GoT’s 16% free-carried interest is made effective, which is expected to be January 1, 2020, and on an 84% basis thereafter. As the GoT’s 16% free-carried interest is expected to be made effective as of January 1, 2020, our 2020 outlook represents our 84% share.

g.

Also includes Lagunas Norte, Golden Sunlight, and Morila (40%) and excludes Pierina which is mining incidental ounces as it enters closure. Due to the planned ramp down of operations, we have ceased to include production or non-GAAP cost metrics for Golden Sunlight or Morila after the second quarter and Lagunas Norte after the third quarter.

h.	Total cash costs and all-in sustaining costs per ounce include costs allocated to non-operating sites.
i.

Operating division guidance ranges reflect expectations at each individual operating division, and may not add up to the company-wide guidance range total. The company-wide 2019 results and guidance ranges exclude Pierina, which is mining incidental ounces as it enters closure, and Golden Sunlight and Morila after the second quarter of 2019 and Lagunas Norte after the third quarter of 2019 due to the planned ramp down of operations.

j.	Includes corporate administration costs.

Financial Report 2019	59

MANAGEMENT’S DISCUSSION AND ANALYSIS

	2019 attributable production (M lbs)	2019 cost of sales ($/lb)	[a]	2019 C1 cash costs ($/lb)	[b]	2019 all-in sustaining costs ($/lb)	[b]	2020 forecast attributable production (M lbs)	2020 forecast cost of sales ($/lb)	[a]	2020 forecast C1 cash costs ($/lb)	[b]	2020 forecast all-in sustaining costs[b] ($/lb)

Copper

Lumwana	238	2.13		1.79		3.04		250 – 280	2.20 – 2.40		1.50 – 1.70		2.30 – 2.60

Zaldívar (50%)	128	2.46		1.77		2.15		120 – 135	2.40 – 2.70		1.65 – 1.85		2.30 – 2.60

Jabal Sayid (50%)	66	1.53		1.26		1.51		60 – 70	1.75 – 2.00		1.40 – 1.60		1.50 – 1.70

Total Copper[c]	432	2.14		1.69		2.52		440 – 500	2.10 – 2.40		1.50 – 1.80		2.20 – 2.50

a.

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 20% of Loulo-Gounkoto, 10.3% of Tongon, 36.1% of Tanzania (notwithstanding the completion of the Acacia transaction on September 17, 2019, our results include our 63.9% share up until the end of the third quarter of 2019 as a matter of convenience) and 40% of South Arturo (63.1% of South Arturo from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines) from cost of sales and including our proportionate share of cost of sales attributable to our equity method investments in Kibali and Morila), divided by attributable gold ounces sold. Also removes the non-controlling interest of 38.5% Nevada Gold Mines from cost of sales from July 1, 2019 onwards. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to our equity method investments in Zaldívar and Jabal Sayid, divided by consolidated copper pounds sold (including our proportionate share of copper pounds sold from our equity method investments).

b.

Total cash costs, all-in sustaining costs and C1 cash costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measures, please see pages 107 to 132 of this MD&A.

c.

Operating division guidance ranges reflect expectations at each individual operating division, and may not add up to the company-wide guidance range total. The company-wide 2019 results and guidance ranges exclude Pierina, which is mining incidental ounces as it enters closure, and Golden Sunlight and Morila after the second quarter of 2019 and Lagunas Norte after the third quarter of 2019 due to the planned ramp down of operations.

Operating Division, Consolidated Expense and Capital Guidance

Our 2019 gold and copper production, cost of sales, total cash costs4, all-in sustaining costs4, consolidated expenses and capital expenditures and 2020 forecast gold and copper production, cost of sales, total cash costs4, all-in sustaining costs4, consolidated expenses and capital expenditures are as follows:

($ millions, except per ounce/pound data)	2019 Original Guidance	Q3 2019 Guidance	2019 Actual	2020 Guidance

Gold production and costs

Production (millions of ounces)	5.10 – 5.60	5.10 – 5.60	5.47	4.80 – 5.20

Gold unit production costs

Cost of sales – gold ($ per oz)	880 – 940	940 – 990	1,005	980 – 1,030

Total cash costs ($ per oz)[a]	650 – 700	650 – 700	671	650 – 700

Depreciation ($ per oz)	215 – 235	320 – 350	348	300 – 330

All-in sustaining costs ($ per oz)[a]	870 – 920	870 – 920	894	920 – 970

Copper production and costs

Production (millions of pounds)	375 – 430	375 – 430	432	440 – 500

Copper unit production costs

Cost of sales – copper ($ per lb)	2.30 – 2.70	2.30 – 2.70	2.14	2.10 – 2.40

C1 cash costs ($ per lb)[a]	1.70 – 2.00	1.70 – 2.00	1.69	1.50 – 1.80

Depreciation ($ per lb)	0.60 – 0.70	0.60 – 0.70	0.28	0.60 – 0.70

Copper all-in sustaining costs ($ per lb)[a]	2.40 – 2.90	2.40 – 2.90	2.52	2.20 – 2.50

Exploration and project expenses	280 – 340	280 – 340	342	280 – 320

Exploration and evaluation	160 – 170	170 – 180	212	210 – 230

Project expenses	120 – 150	120 – 150	130	70 – 90

General and administrative expenses	~200	~200	212	~170

Corporate administration[b]	~140	~140	148	~130

Stock-based compensation[c]	~40	~40	37	~40

Acacia/Tanzania[d]	~20	~20	27	0

Other expense (income)	80 – 100	80 – 100	(3,100)	80 – 100

Finance costs, net[e]	500 – 550	500 – 550	469	400 – 450

Attributable capital expenditures:

Attributable minesite sustaining	1,100 – 1,300	1,100 – 1,300	1,176	1,300 – 1,500

Attributable project	300 – 400	300 – 400	336	300 – 400

Total attributable capital expenditures[f]	1,400 – 1,700	1,400 – 1,700	1,512	1,600 – 1,900

a.

Total cash costs, all-in sustaining costs and C1 cash costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measures, please see pages 107 to 132 of this MD&A.

b.	2019 actual of $148 million includes $18 million of severance costs.
c.	2019 actual based on US$18.59 and 2020 guidance based on a three-month trailing average ending December 31, 2019 of US$17.51 per share.
d.

For 2019, Acacia/Tanzania general and administrative expenses were substantially comprised of stock-based compensation and severance costs related to Acacia prior to the acquisition of the non-controlling interest in September 2019.

e.	2019 actual includes a net loss on debt extinguishment of $3 million.
f.

Attributable capital expenditures are presented on the same basis as guidance, which includes our 61.5% share of Nevada Gold Mines, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara, Bulyanhulu and Buzwagi and our 50% share of Zaldívar and Jabal Sayid. As the GoT’s 16% free-carried interest is expected to be made effective as of January 1, 2020, our 2020 outlook represents our 84% share of North Mara, Bulyanhulu and Buzwagi.

60	Barrick Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

2020 Guidance Analysis

Estimates of future production, cost of sales, and total cash costs4 presented in this MD&A are based on mine plans that reflect the expected method by which we will mine reserves at each site. Actual gold and copper production and associated costs may vary from these estimates due to a number of operational and non-operational risk factors (see the “Cautionary Statement on Forward-Looking Information” on page 47 of this MD&A for a description of certain risk factors that could cause actual results to differ materially from these estimates).

Gold Production

We expect 2020 gold production to be in the range of 4.8 to 5.2 million ounces. As expected, gold production is lower year-over-year given the depletion of the high-grade Cortez Hills Open Pit deposit, divestment of Kalgoorlie and the decision to place Lagunas Norte, Morila and Golden Sunlight in care and maintenance in 2019. Based on mine sequencing and planned maintenance shutdowns, we expect gold production in the second half of 2020 to be slightly higher than the first half.

Gold Cost of Sales per ounce

On a per ounce basis, cost of sales applicable to gold5, after removing the portion related to non-controlling interests, is expected to be in the range of $980 to $1,030 per ounce in 2020. This is in line with the prior year resulting from a full year impact of the higher depreciation at Nevada Gold Mines offset by lower cost of sales primarily at Kibali and North Mara.

Gold Total Cash Costs per ounce4

Total cash costs per ounce4 are expected to be in the range of $650 to $700, unchanged from the 2019 range. We expect Cortez to have higher total cash costs per ounce4 than 2019 driven primarily by the cessation of the comparatively high-grade, low-cost Cortez Hills Open Pit in the first half of 2019. We also expect higher total cash costs per ounce4 at Pueblo Viejo in 2020 due to lower grades compared to the prior year, in line with the mine plan. Lower costs year-over-year at Veladero, Porgera, and North Mara are expected to offset these impacts on Barrick’s total cash costs per ounce4.

Gold All-In Sustaining Costs per ounce4

All-in sustaining costs per ounce4 are expected to be in the range of $920 to $970 for gold, slightly higher than 2019, and driven primarily by the increase in minesite sustaining capital expenditures as discussed below.

Copper Production and Costs

We expect 2020 copper production to be in the range of 440 to 500 million pounds, up from production of 432 million pounds in 2019. This increase is mainly driven by Lumwana following the sustainable improvements we have made to increase plant efficiency and availability through 2019. Together with cost rationalization, these performance improvements have driven a reduction in mining and processing costs per tonne and increased reserves.

In 2020, cost of sales applicable to copper5 is expected to be in the range of $2.10 to $2.40 per pound, in line with the $2.14 per pound outcome for 2019. C1 cash costs per pound4 guidance of $1.50 to $1.80 per pound for 2020 is also in line with 2019. Notably, we expect Lumwana C1 cash costs per pound4 of $1.50 to $1.70 to be lower year-over-year partially driven by the plant availability and efficiency improvements we have implemented at the mine as discussed earlier. Copper all-in sustaining costs per pound4 guidance of $2.20 to $2.50 for 2020 represents an improvement from $2.52 in 2019.

Exploration and Project Expenses

We expect to incur approximately $210 to $230 million of exploration and evaluation expenditures in 2020 which includes 100% of the expenditure for Nevada Gold Mines for the full year.

We expect to incur approximately $70 to $90 million of project expenses in 2020, compared to $130 million in 2019. In 2020, project expenses are mainly related to the ongoing site costs at Pascua-Lama and advancing the expansion project at Pueblo Viejo.

General and Administrative Expenses

In 2020, we expect corporate administration costs to be approximately $130 million, a decrease of $18 million compared to 2019. This mainly reflects the additional severance costs incurred in 2019 associated with our workforce reduction following the Merger. This is partially offset by one-off integration costs associated with Randgold, Nevada Gold Mines and Acacia.

Separately, stock-based compensation expense in 2020 is expected to be approximately $40 million.

Finance Costs, Net

In 2020, net finance costs of $400 to $450 million primarily represent interest expense on long-term debt, non-cash interest expense relating to the gold and silver streaming agreements at Pueblo Viejo, and accretion, net of finance income. We expect net finance costs in 2020 to be lower year-over-year from $469 million in 2019 due in part to lower interest expense following debt repayments of $248 million in 2019. This is combined with the absence of non-cash interest expense related to the silver streaming agreement at Pascua-Lama (refer to notes 3 and 9 to the Financial Statements for more information). Our 2020 forecast includes the loss on debt extinguishment of $15 million related to the make-whole repurchase in January 2020 of $337 million of outstanding principal on our 3.85% Notes due 2022.

Capital Expenditures

Total attributable gold and copper capital expenditures for 2020 are expected to be in the range of $1,600 to $1,900 million. We continue to focus on the delivery of our project capital pipeline and we expect attributable project capital expenditures to be in the range of $300 to $400 million, consistent with 2019.

More than half of our attributable project capital expenditures in 2020 relate to advancing the expansion project at Pueblo Viejo, the third shaft project at Turquoise Ridge and construction of the Goldrush twin exploration declines. The remainder of project capital expenditure is mainly associated with the Zaldívar Chloride Leach Project and the restart of mining operations at Bulyanhulu.

Attributable minesite sustaining capital expenditures are expected to be in the range of $1,300 to $1,500 million compared to $1,176 million in 2019. The increase is primarily a result of increased capitalized stripping and underground development at Loulo-Gounkoto, the Phase 6 leach pad expansion at Veladero, tailings capacity expansion at Hemlo, plant refurbishment at Bulyanhulu and the development of the Kalima-Ikamva pit project at Kibali.

Effective Income Tax Rate

At a gold price of $1,350/oz, our expected effective tax rate range for 2020 is between 30% to 35%. The rate is sensitive to the relative proportion of sales in high versus low tax jurisdictions, realized gold and copper prices, the proportion of income from our equity accounted investments and the level of non-tax affected costs in countries where we generate net losses.

Financial Report 2019	61

MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook Assumptions and Economic Sensitivity Analysis
	2020 Guidance Assumption	Hypothetical Change	Impact on EBITDA (millions)	[a]	Impact on All-in Sustaining Costs	[a]

Gold revenue, net of royalties	$ 1,350/oz	+/- $ 100/oz	+/- $ 472		+/- $ 4/oz

Copper revenue, net of royalties	$ 2.75/lb	+/- $ 0.50/lb	+/- $ 224		+/- $ 0.02/lb

a.

EBITDA and all-in sustaining costs are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see pages 107 to 132 of this MD&A.

Risks and Risk Management

Overview

The ability to deliver on our vision, strategic objectives and operating guidance depends on our ability to understand and appropriately respond to the uncertainties or “risks” we face that may prevent us from achieving our objectives. In order to achieve this we:

◾	Maintain a framework that permits us to manage risk effectively and in a manner that creates the greatest value;
◾	Integrate a process for managing risk into all our important decision-making processes so that we reduce the effect of uncertainty on achieving our objectives;
◾	Actively monitor key controls we rely on to achieve the Company’s objectives so that they remain in place and are effective at all times; and
◾	Provide assurance to senior management and relevant committees of the Board on the effectiveness of key control activities.

Board and Committee Oversight

We maintain strong risk oversight practices, with responsibilities outlined in the mandates of the Board and related committees. The Board’s mandate makes clear its responsibility for reviewing and discussing with management the processes used to assess and manage risk, including the identification by management of the principal risks of the business, and the implementation of appropriate systems to deal with such risks.

The Audit & Risk Committee of the Board of Directors assists the Board in overseeing the Company’s management of principal risks as well as the implementation of policies and standards for monitoring and modifying such risks, and monitoring and reviewing the Company’s financial position and financial risk management programs generally. The Corporate Governance & Nominating Committee assists the Board in overseeing the Company’s environmental, safety and health, corporate social responsibility, and human rights programs, policies and performance.

Management Oversight

Our weekly Executive Committee Review is the main forum for senior management to raise and discuss risks facing the operations and organization more broadly. At regularly scheduled meetings, the Board and the Audit & Risk Committee are provided with updates on the key issues identified by management at these weekly sessions.

Principal Risks

The following subsections describe some of our key sources of uncertainty and most important risk modification activities. The risks described below are not the only ones facing Barrick. Our business is subject to inherent risks in financial, regulatory, strategic and operational areas. For a more comprehensive discussion of those inherent risks, see “Risk Factors” in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities. Also see the “Cautionary Statement on Forward-Looking Information” on page 47 of this MD&A.

Financial position and liquidity

Our liquidity profile, level of indebtedness and credit ratings are all factors in our ability to meet short- and long-term financial demands. Barrick’s outstanding debt balances impact liquidity through scheduled interest and principal repayments and the results of leverage ratio calculations, which could influence our investment grade credit ratings and ability to access capital markets. In addition, our ability to draw on our credit facility is subject to meeting its covenants. Our primary source of liquidity is our operating cash flow, which is dependent on the ability of our operations to deliver projected future cash flows. The ability of our operations to deliver projected future cash flows, as well as future changes in gold and copper market prices, either favorable or unfavorable, will continue to have a material impact on our cash flow and liquidity.

Key risk modification activities:

◾	Continued focus on generating positive free cash flow by improving the underlying cost structures of our operations in a sustainable manner;
◾	Disciplined capital allocation criteria for all investments, to ensure a high degree of consistency and rigor is applied to all capital allocation decisions based on a comprehensive understanding of risk and reward;
◾	Preparation of budgets and forecasts to understand the impact of different price scenarios on liquidity, and formulate appropriate strategies;
◾	Reduced notional amount and lengthened average tenor of our outstanding debt through liability management activities; and
◾	Other options available to the Company to enhance liquidity include drawing on our $3.0 billion undrawn credit facility, asset sales, joint ventures, or the issuance of debt or equity securities.

Improving free cash flow4 and costs

Our ability to improve productivity, drive down operating costs and reduce working capital remains a focus in 2020 and is subject to several sources of uncertainty. This includes our ability to achieve and maintain industry-leading margins by improving the productivity and efficiency of our operations through automation.

62	Barrick Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

Key risk modification activities:

◾	Formation of Nevada Gold Mines joint venture to drive free cash flow through synergies without issuing shares;
◾	Weekly Executive Committee Review to assess and respond to risks in a timely manner;
◾	General and administrative costs halved in 2019 relative to 2018 guidance despite increase in asset base; and
◾	Implemented a flat, operationally focused, agile management structure with a tenet in ownership culture.

Social license to operate

At Barrick, we are committed to building, operating, and closing our mines in a safe and responsible manner. To do this, we seek to build trust-based partnerships with host governments and local communities to drive shared long-term value while working to minimize the social and environmental impacts of our activities. Geopolitical risks such as resource nationalism and incidents of corruption are inherent in the business of a company operating globally. Past environmental incidents in the extractive industry highlight the hazards (e.g., water management, tailings storage facilities, etc.) and the potential consequences to the environment, community health and safety. Our ability to maintain compliance with regulatory and community obligations in order to protect the environment and our host communities alike remains one of our top priorities. Barrick also recognizes climate change as an area of risk requiring specific focus.

Key risk modification activities:

◾	Obtaining full ownership of Acacia and resuming day-to-day management of the Tanzanian assets;
◾	Our commitment to responsible mining is supported by a robust governance framework, including a new overarching Sustainable Development Policy and refreshed policies in the areas of Biodiversity, Social Performance, Occupational Health and Safety, Environment and Human Rights;
◾	We also updated our Code of Business Conduct and Ethics which sets out the ethical behavior expected of everyone working at, or with, Barrick;
◾	We take a partnership approach with our home and host governments. This means we work to balance our own interests and priorities with those of our government partners, working to ensure that everyone derives real value from our operations;
◾	We open our social and environmental performance to third-party scrutiny, including through the ISO 14001 re-certification process, International Cyanide Management Code audits, and annual human rights impact assessments; and
◾	We continually review and update our closure plans and cost estimates to plan for environmentally responsible closure and monitoring of operations.

Resources and reserves and production outlook

Like any mining company, we face the risk that we are unable to discover or acquire new resources or that we do not convert resources into production. As we move into 2020 and beyond, our overriding objective of growing free cash flow per share continues to be underpinned by a strong pipeline of organic projects and minesite expansion opportunities in our core regions. Uncertainty related to these and other opportunities exists (potentially both favorable and unfavorable) due to the speculative nature of mineral exploration and development as well as the potential for increased costs, delays, suspensions and technical challenges associated with the construction of capital projects.

Key risk modification activities:

◾	Focus on responsible mineral resource management, continuously improve ore body knowledge, and add to and upgrade reserves and resources;
◾	Grow and invest in a portfolio of Tier One Gold Assets[1], Tier Two Gold Assets and Strategic Assets[2] with an emphasis on organic growth; and
◾	Invest in exploration across extensive land positions in many of the world’s most prolific gold districts.

Market Overview

The market prices of gold and, to a lesser extent, copper are the primary drivers of our profitability and our ability to generate free cash flow for our shareholders.

Gold

The price of gold is subject to volatile price movements over short periods of time and is affected by numerous industry and macroeconomic factors. During 2019, the gold price ranged from $1,266 per ounce to $1,557 per ounce. The average market price for the year of $1,393 per ounce represented an increase of 10% versus 2018.

The price of gold rose significantly during the middle part of the year, reaching a six-year high in early September. During the year, the gold price was impacted by declining US dollar interest rates, global trade disputes and geopolitical tensions leading to increased investor interest.

Financial Report 2019	63

MANAGEMENT’S DISCUSSION AND ANALYSIS

Copper

During 2019, London Metal Exchange (“LME”) copper prices traded in a range of $2.50 to $3.00 per pound, averaged $2.72 per pound, and closed the year at $2.79 per pound. Copper prices are significantly influenced by physical demand from emerging markets, especially China.

Copper prices fell to the lows of the year in early September due to a strong US dollar, a weakening Chinese yuan, and concerns over global trade due to tariff actions before rising into the end of the year on low global stockpile levels and an easing in trade tensions between the US and China.

We have provisionally priced copper sales for which final price determination versus the relevant copper index is outstanding at the balance sheet date. As at December 31, 2019, we recorded 39 million pounds of copper sales still subject to final price settlement at an average provisional price of $2.80 per pound. The impact to net income before taxation of a 10% movement in the market price of copper would be approximately $11 million, holding all other variables constant.

Currency Exchange Rates

The results of our mining operations outside of the United States are affected by US dollar exchange rates. We have exposure to the Argentine peso through operating costs at our Veladero mine, and peso denominated VAT receivable balances. In addition, we have exposure to the Canadian and Australian dollars, Chilean peso, Papua New Guinea kina, Peruvian sol, Zambian kwacha, Tanzanian shilling, Dominican peso, West African CFA franc, Euro, South African rand, and British pound through mine operating and capital costs.

Fluctuations in the US dollar increase the volatility of our costs reported in US dollars. In 2019, the Australian dollar traded in a range of $0.67 to $0.73 against the US dollar, while the US dollar against the Canadian dollar, Argentine peso, and CFA franc ranged from $1.30 to $1.37 and ARS 36.85 to ARS 62.00, and XOF 568 to XOF 664, respectively. During the year, the US dollar traded strongly. Along with inflation pressures in Argentina and government actions, this led to a continued weakening of the Argentine peso during the year. During 2019, we did not have any currency hedge positions, and are unhedged against foreign exchange exposures as at December 31, 2019 beyond spot requirements.

Fuel

For 2019, the price of West Texas Intermediate (“WTI”) crude oil traded in a wide range between $44 and $67 per barrel, with an average market price of $57 per barrel, and closed the year at $61 per barrel. Oil prices were impacted by global trade tensions, geopolitical events, and the US dollar.

During 2019, we did not have any fuel hedge positions, and are unhedged against fuel exposures as at December 31, 2019.

US Dollar Interest Rates

After four years of benchmark rate increases by the US Federal Reserve, the benchmark rate was lowered by 75 basis points over the course of 2019 to a range of 1.50% to 1.75% in an effort to keep the economy stable during a period of slowing growth and global trade uncertainty. Further changes to short-term rates in 2020 are expected to be dependent on economic data.

At present, our interest rate exposure mainly relates to interest income received on our cash balances ($3.3 billion at December 31, 2019); the mark-to-market value of derivative instruments; the carrying value of certain long-lived assets and liabilities; and the interest payments on our variable-rate debt ($0.1 billion at December 31, 2019). Currently, the amount of interest expense recorded in our consolidated statement of income is not materially impacted by changes in interest rates, because the majority of debt was issued at fixed interest rates. The relative amounts of variable-rate financial assets and liabilities may change in the future, depending on the amount of operating cash flow we generate, as well as the level of capital expenditures and our ability to borrow on favorable terms using fixed rate debt instruments. Changes in interest rates affect the accretion expense recorded on our provision for environmental rehabilitation and therefore would affect our net earnings.

64	Barrick Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

Production and Cost Summary – Gold

	For the three months ended			For the years ended

	12/31/2019	9/30/2019	% Change	12/31/19	12/31/18	% Change		12/31/17

Nevada Gold Mines (61.5%)[a]

Gold produced (000s oz)	585	535	9%	2,218	2,368	(6%	)	2,523

Cost of sales ($/oz)	1,038	1,027	1%	924	814	13%		786

Total cash costs ($/oz)[b]	711	693	3%	634	526	20%		467

All-in sustaining costs ($/oz)[b]	944	946	0%	828	664	25%		634

Cortez (61.5%)[c]

Gold produced (000s oz)	133	126	6%	801	1,265	(37%	)	1,447

Cost of sales ($/oz)	945	829	14%	762	659	16%		657

Total cash costs ($/oz)[b]	681	570	19%	515	351	47%		300

All-in sustaining costs ($/oz)[b]	1,012	772	31%	651	430	51%		380

Carlin (61.5%)[d]

Gold produced (000s oz)	276	278	(1%)	968	835	16%		780

Cost of sales ($/oz)	975	1,007	(3%)	1,004	1,054	(5%	)	1,024

Total cash costs ($/oz)[b]	766	775	(1%)	746	740	1%		721

All-in sustaining costs ($/oz)[b]	965	1,014	(5%)	984	983	0%		1,045

Turquoise Ridge (61.5%)[e]

Gold produced (000s oz)	111	82	35%	335	268	25%		211

Cost of sales ($/oz)	971	1,077	(10%)	846	783	8%		715

Total cash costs ($/oz)[b]	625	622	0%	585	678	(14%	)	589

All-in sustaining costs ($/oz)[b]	800	840	(5%)	732	756	(3%	)	733

Phoenix (61.5%)[f]

Gold produced (000s oz)	31	25	24%	56

Cost of sales ($/oz)	2,025	2,186	(7%)	2,093

Total cash costs ($/oz)[b]	902	1,010	(11%)	947

All-in sustaining costs ($/oz)[b]	1,034	1,622	(36%)	1,282

Long Canyon (61.5%)[f]

Gold produced (000s oz)	34	24	42%	58

Cost of sales ($/oz)	1,026	1,170	(12%)	1,088

Total cash costs ($/oz)[b]	317	353	(10%)	333

All-in sustaining costs ($/oz)[b]	657	714	(8%)	681

Pueblo Viejo (60%)

Gold produced (000s oz)	179	139	29%	590	581	2%		650

Cost of sales ($/oz)	660	807	(18%)	747	750	0%		699

Total cash costs ($/oz)[b]	422	504	(16%)	471	465	1%		405

All-in sustaining costs ($/oz)[b]	517	631	(18%)	592	623	(5%	)	525

Loulo-Gounkoto (80%)[g]

Gold produced (000s oz)	144	153	(6%)	572

Cost of sales ($/oz)	1,037	1,018	2%	1,044

Total cash costs ($/oz)[b]	631	630	0%	634

All-in sustaining costs ($/oz)[b]	917	966	(5%)	886

Kibali (45%)[g]

Gold produced (000s oz)	87	91	(4%)	366

Cost of sales ($/oz)	1,205	1,187	2%	1,111

Total cash costs ($/oz)[b]	608	554	10%	568

All-in sustaining costs ($/oz)[b]	740	703	5%	693

Kalgoorlie (50%)[h]

Gold produced (000s oz)	36	58	(38%)	206	314	(34%	)	368

Cost of sales ($/oz)	1,127	1,037	9%	1,062	899	18%		806

Total cash costs ($/oz)[b]	940	856	10%	873	732	19%		642

All-in sustaining costs ($/oz)[b]	1,172	1,170	0%	1,183	857	38%		729

Tongon (89.7%)[g]

Gold produced (000s oz)	61	62	(2%)	245

Cost of sales ($/oz)	1,476	1,396	6%	1,469

Total cash costs ($/oz)[b]	803	793	1%	787

All-in sustaining costs ($/oz)[b]	867	869	0%	844

Porgera (47.5%)

Gold produced (000s oz)	82	75	9%	284	204	39%		235

Cost of sales ($/oz)	909	1,024	(11%)	994	996	0%		944

Total cash costs ($/oz)[b]	757	868	(13%)	838	796	5%		781

All-in sustaining costs ($/oz)[b]	894	1,053	(15%)	1,003	1,083	(7%	)	993

Financial Report 2019	65

MANAGEMENT’S DISCUSSION AND ANALYSIS

Production and Cost Summary – Gold (continued)

	For the three months ended				For the years ended

	12/31/2019	9/30/2019	% Change		12/31/19	12/31/18	% Change		12/31/17

Veladero (50%)[i]

Gold produced (000s oz)	71	58	22%		274	278	(1%	)	432

Cost of sales ($/oz)	1,138	1,243	(8%	)	1,188	1,112	7%		897

Total cash costs ($/oz)[b]	710	773	(8%	)	734	629	17%		598

All-in sustaining costs ($/oz)[b]	1,142	1,142	0%		1,105	1,154	(4%	)	987

Hemlo

Gold produced (000s oz)	54	49	10%		213	171	25%		196

Cost of sales ($/oz)	1,632	1,083	51%		1,137	1,157	(2%	)	986

Total cash costs ($/oz)[b]	1,091	953	14%		904	1,046	(14%	)	841

All-in sustaining costs ($/oz)[b]	1,380	1,280	8%		1,140	1,318	(14%	)	1,092

North Mara[j]

Gold produced (000s oz)	103	29	255%		251	215	17%		207

Cost of sales ($/oz)	1,021	907	13%		953	795	20%		683

Total cash costs ($/oz)[b]	675	603	12%		646	603	7%		509

All-in sustaining costs ($/oz)[b]	830	850	(2%	)	802	830	(3%	)	773

Buzwagi[j]

Gold produced (000s oz)	28	18	56%		83	93	(11%	)	172

Cost of sales ($/oz)	1,235	1,292	(4%	)	1,240	939	32%		643

Total cash costs ($/oz)[b]	1,144	1,202	(5%	)	1,156	916	26%		600

All-in sustaining costs ($/oz)[b]	1,169	1,220	(4%	)	1,178	947	24%		632

Bulyanhulu[j]

Gold produced (000s oz)	9	6	50%		27	26	4%		112

Cost of sales ($/oz)	1,293	1,288	0%		1,207	1,231	(2%	)	1,309

Total cash costs ($/oz)[b]	752	729	3%		676	650	4%		848

All-in sustaining costs ($/oz)[b]	909	769	18%		773	754	3%		1,319

Total Attributable to Barrick[k]

Gold produced (000s oz)	1,439	1,306	10%		5,465	4,527	21%		5,323

Cost of sales ($/oz)[l]	1,046	1,065	(2%	)	1,005	892	13%		794

Total cash costs ($/oz)[b]	692	710	(3%	)	671	588	14%		526

All-in sustaining costs ($/oz)[b]	923	984	(6%	)	894	806	11%		750

a.

Represents the combined results of Cortez, Goldstrike (including our 60% share of South Arturo) and our 75% interest in Turquoise Ridge until June 30, 2019. Commencing July 1, 2019, the date Nevada Gold Mines was established, the results represent our 61.5% interest in Cortez, Carlin (including Goldstrike and 60% of South Arturo), Turquoise Ridge (including Twin Creeks), Phoenix and Long Canyon.

b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 107 to 132 of this MD&A.

c.

On July 1, 2019, Cortez was contributed to Nevada Gold Mines, a joint venture with Newmont. As a result, the amounts presented are on a 100% basis up until June 30, 2019, and on a 61.5% basis thereafter.

d.

On July 1, 2019, Barrick’s Goldstrike and Newmont’s Carlin were contributed to Nevada Gold Mines and are now referred to as Carlin. As a result, the amounts presented represent Goldstrike on a 100% basis (including our 60% share of South Arturo) up until June 30, 2019, and the combined results of Carlin and Goldstrike (including our 60% share of South Arturo) on a 61.5% basis thereafter.

e.

Barrick owned 75% of Turquoise Ridge through to the end of the second quarter of 2019, with our joint venture partner, Newmont, owning the remaining 25%. Turquoise Ridge was proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table are based on our 75% interest in Turquoise Ridge until June 30, 2019. On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge and Newmont’s Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines. Starting July 1, 2019, the results represent our 61.5% share of Turquoise Ridge and Twin Creeks, now referred to as Turquoise Ridge.

f.	These sites were acquired as a result of the formation of Nevada Gold Mines on July 1, 2019.
g.	These sites did not form a part of the Barrick consolidated results in 2018 and 2017 as these sites were acquired as a result of the Merger.
h.

On November 28, 2019, we completed the sale of our 50% interest in Kalgoorlie in Western Australia to Saracen Mineral Holdings Limited for total cash consideration of $750 million. Accordingly, these represent our 50% interest until November 28, 2019.

i.	On June 30, 2017, we sold 50% of Veladero; therefore, these represent results on a 100% basis from January 1 to June 30, 2017 and on a 50% basis from July 1, 2017 onwards.
j.

Formerly known as Acacia Mining plc. On September 17, 2019, Barrick acquired all of the shares of Acacia it did not own. Operating results are included at 100% from October 1, 2019 (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience) up until the GoT’s 16% free-carried interest is made effective, which is expected to be January 1, 2020, and on an 84% basis thereafter.

k.

With the end of mining at Golden Sunlight and Morila in the second quarter and Lagunas Norte in the third quarter as previously reported, we have ceased to include production or non-GAAP cost metrics for these sites from July 1, 2019 and October 1, 2019, respectively, onwards although these sites are included in the Total Attributable to Barrick in the prior period comparatives.

l.	Cost of sales per ounce (Barrick’s share) is calculated as cost of sales – gold on an attributable basis (excluding sites in care and maintenance) divided by gold equity ounces sold.

66	Barrick Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

Production and Cost Summary – Copper

	For the three months ended					For the years ended
	12/31/2019	9/30/2019	% Change		12/31/19	12/31/18	% Change		12/31/17

Lumwana

Copper production (millions lbs)	63	65	(3%	)	238	224	6%		256

Cost of sales ($/lb)	2.22	2.04	9%		2.13	2.51	(15%	)	1.57

C1 cash costs ($/lb)[a]	2.10	1.83	15%		1.79	2.08	(14%	)	1.66

All-in sustaining costs ($/lb)[a]	3.41	3.66	(7%	)	3.04	3.08	(1%	)	2.35

Zaldívar (50%)

Copper production (millions lbs)	36	32	13%		128	104	23%		114

Cost of sales ($/lb)	2.59	2.18	19%		2.46	2.55	(4%	)	2.15

C1 cash costs ($/lb)[a]	1.95	1.55	26%		1.77	1.97	(10%	)	1.66

All-in sustaining costs ($/lb)[a]	2.56	1.91	34%		2.15	2.47	(13%	)	2.21

Jabal Sayid (50%)

Copper production (millions lbs)	18	15	20%		66	55	20%		43

Cost of sales ($/lb)	1.47	1.63	(10%	)	1.53	1.73	(12%	)	1.90

C1 cash costs ($/lb)[a]	1.29	1.42	(9%	)	1.26	1.53	(18%	)	1.70

All-in sustaining costs ($/lb)[a]	1.78	1.65	8%		1.51	1.92	(21%	)	2.30

Total Copper

Copper production (millions lbs)	117	112	4%		432	383	13%		413

Cost of sales ($/lb)[b]	2.26	2.00	13%		2.14	2.40	(11%	)	1.77

C1 cash costs ($/lb)[a]	1.90	1.62	17%		1.69	1.97	(14%	)	1.66

All-in sustaining costs ($/lb)[a]	2.82	2.58	9%		2.52	2.82	(11%	)	2.34

a.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 107 to 132 of this MD&A.

b.	Cost of sales per pound (Barrick’s share) is calculated as cost of sales – copper plus our equity share of cost of sales attributable to Zaldívar and Jabal Sayid divided by copper pounds sold.

Operating Divisions Performance

Review of Operating Divisions Performance

Following the Merger in the first quarter of 2019 and the events surrounding Nevada Gold Mines and Acacia in the third quarter of 2019 (refer to page 58 for further details), our presentation of reportable operating segments consists of nine gold mines (Cortez, Carlin, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, Veladero, Porgera and North Mara). The remaining operating segments, including our remaining gold mines, copper mines and projects, have been grouped into an “other” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

Financial Report 2019	67

MANAGEMENT’S DISCUSSION AND ANALYSIS

Nevada Gold Mines (61.5% basis)a, Nevada USA

Summary of Operating and Financial Data

	For the three months ended				For the years ended

	12/31/2019	9/30/2019	% Change		12/31/19	12/31/18	% Change		12/31/17

Total tonnes mined (000s)	53,267	52,528	1%		189,456	182,204	4%		211,733

Open pit ore	9,316	7,706	21%		26,942	20,605	31%		17,530

Open pit waste	42,623	43,572	(2%	)	157,868	157,960	0%		190,710

Underground	1,328	1,250	6%		4,646	3,639	28%		3,493

Average grade (grams/tonne)

Open pit mined	0.82	0.77	6%		0.93	2.96	(69%	)	2.70

Underground mined	10.70	9.97	7%		10.52	10.96	(4%	)	10.58

Processed	1.96	2.02	(3%	)	2.29	3.47	(34%	)	3.45

Ore tonnes processed (000s)	11,586	10,211	13%		36,724	25,680	43%		24,366

Oxide mill	3,044	3,124	(3%	)	8,338	4,527	84%		4,562

Roaster	1,344	1,309	3%		5,377	5,104	5%		4,902

Autoclave	1,556	1,316	18%		5,656	5,338	6%		4,730

Heap leach	5,642	4,462	26%		17,353	10,711	62%		10,172

Recovery rate	80%	79%	1%		82%	83%	(1%	)	86%

Oxide Mill	71%	72%	(1%	)	76%	83%	(8%	)	91%

Roaster	86%	87%	(1%	)	87%	89%	(3%	)	89%

Autoclave	74%	79%	(6%	)	74%	69%	8%		62%

Gold produced (000s oz)	585	535	9%		2,218	2,368	(6%	)	2,523

Oxide mill	76	76	0%		336	590	(43%	)	957

Roaster	286	275	4%		1,070	1,120	(4%	)	929

Autoclave	155	112	39%		547	497	10%		459

Heap leach	68	72	(6%	)	265	161	65%		178
Gold sold (000s oz)	565	537	5%		2,223	2,359	(6%	)	2,579

Revenue ($ millions)	861	804	7%		3,128	2,986	5%		3,241

Cost of sales ($ millions)	573	552	4%		2,035	1,921	6%		2,028

Income ($ millions)	277	237	17%		1,050	1,011	4%		1,169

EBITDA ($ millions)[b]	440	403	9%		1,642	1,688	(3%	)	1,990

EBITDA margin[c]	51%	50%	2%		52%	57%	(7%	)	61%

Capital expenditures ($ millions)[d,e]	145	164	(12%	)	627	626	0%		620

Minesite sustaining[d]	124	110	13%		380	272	40%		392

Project[d]	21	54	(61%	)	247	354	(30%	)	228

Cost of sales ($/oz)	1,038	1,027	1%		924	814	13%		786

Total cash costs ($/oz)[b]	711	693	3%		634	526	20%		467

All-in sustaining costs ($/oz)[b]	944	946	0%		828	664	25%		634

All-in costs ($/oz)[b]	982	1,048	(6%	)	938	814	15%		726

a.

Represents the combined results of Cortez, Goldstrike (including our 60% share of South Arturo) and our 75% interest in Turquoise Ridge until June 30, 2019. Commencing July 1, 2019, the date Nevada Gold Mines was established, the results represent our 61.5% interest in Cortez, Carlin (including Goldstrike and 60% of South Arturo), Turquoise Ridge (including Twin Creeks), Phoenix and Long Canyon.

b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 107 to 132 of this MD&A.

c.	Represents EBITDA divided by revenue.
d.

Presented on a cash basis as a result of adopting IFRS 16 Leases starting in the first quarter of 2019. Capital expenditures for 2018 and 2017 are presented on an accrued basis. Please refer to page 48 of this MD&A for more details.

e.	Amounts presented exclude capitalized interest.

As discussed on page 58, on July 1, 2019, Nevada Gold Mines was established which encompasses Barrick’s former Cortez, Goldstrike, Turquoise Ridge and Goldrush properties and Newmont’s former Carlin, Twin Creeks, Phoenix, Long Canyon and Lone Tree properties. Barrick is the operator of the joint venture and owns

61.5%, with Newmont owning the remaining 38.5% of the joint venture. Refer to the following pages for a detailed discussion of Cortez, Carlin (including Goldstrike) and Turquoise Ridge (including Twin Creeks) results.

68	Barrick Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

Carlin (61.5% basis)a, Nevada USA

Summary of Operating and Financial Data

	For the three months ended				For the years ended

	12/31/2019	9/30/2019	% Change		12/31/19	12/31/18	% Change		12/31/17

Total tonnes mined (000s)	13,639	11,584	18%		49,343	59,605	(17%	)	76,587

Open pit ore	1,832	1,627	13%		4,773	4,626	3%		1,575

Open pit waste	10,966	9,145	20%		41,978	53,387	(21%	)	73,374

Underground	841	812	4%		2,592	1,592	63%		1,638

Average grade (grams/tonne)

Open pit mined	1.84	1.44	28%		2.08	3.75	(44%	)	3.56

Underground mined	9.40	8.61	9%		9.09	9.39	(3%	)	8.88

Processed	3.65	3.33	10%		3.80	4.32	(12%	)	4.20

Ore tonnes processed (000s)	3,156	3,188	(1%	)	10,467	8,075	30%		8,041

Oxide mill	705	663	6%		1,368	n/a	n/a		n/a

Roaster	991	980	1%		3,627	3,341	9%		3,783

Autoclave	892	810	10%		4,169	4,734	n/a		4,258

Heap leach	568	735	(23%	)	1,303	n/a	n/a		n/a

Recovery rate	75%	76%	(1%	)	75%	74%	1%		77%

Roaster	86%	87%	(1%	)	86%	89%	(2%	)	88%

Autoclave	58%	63%	(9%	)	59%	53%	12%		62%

Gold produced (000s oz)	276	278	(1%	)	968	835	16%		780

Oxide mill	11	14	(21%	)	25	n/a	n/a		n/a

Roaster	205	213	(4%	)	694	606	15%		531

Autoclave	49	38	29%		225	229	(2%	)	248

Heap leach	11	13	(15%	)	24	n/a	n/a		n/a
Gold sold (000s oz)	275	272	1%		967	842	15%		868

Revenue ($ millions)	408	401	2%		1,355	1,066	27%		1,091

Cost of sales ($ millions)	268	274	(2%	)	971	886	10%		889

Income ($ millions)	133	121	10%		370	166	123%		186

EBITDA ($ millions)[b]	191	183	5%		609	428	42%		446

EBITDA margin[c]	47%	46%	3%		45%	40%	12%		41%

Capital expenditures ($ millions)[d,e]	51	56	(9%	)	211	186	13%		263

Minesite sustaining[d]	51	56	(9%	)	211	186	13%		263

Project[d]	0	0	0%		0	0	0%		0

Cost of sales ($/oz)	975	1,007	(3%	)	1,004	1,054	(5%	)	1,024

Total cash costs ($/oz)[b]	766	775	(1%	)	746	740	1%		721

All-in sustaining costs ($/oz)[b]	965	1,014	(5%	)	984	983	0%		1,045
All-in costs ($/oz)[b]	965	1,014	(5%	)	984	983	0%		1,045

a.

On July 1, 2019, Barrick’s Goldstrike operations and Newmont’s Carlin operations were contributed to Nevada Gold Mines and are now collectively referred to as Carlin. As a result, the amounts presented represent Goldstrike on a 100% basis (including our 60% share of South Arturo) up until June 30, 2019, and the combined results of Carlin and Goldstrike (including our 60% share of South Arturo) on a 61.5% basis thereafter.

b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 107 to 132 of this MD&A.

c.	Represents EBITDA divided by revenue.
d.

Presented on a cash basis as a result of adopting IFRS 16 Leases starting in the first quarter of 2019. Capital expenditures for 2018 and 2017 are presented on an accrued basis. Please refer to page 48 of this MD&A for more details.

e.	Amounts presented exclude capitalized interest.

On July 1, 2019, Barrick’s Goldstrike operations and Newmont’s Carlin operations were contributed to Nevada Gold Mines and are now collectively referred to as Carlin. As a result, the amounts presented represent Goldstrike on a 100% basis (including our 60% share of South Arturo) up until June 30, 2019, and the combined results of Carlin and Goldstrike (including our 60% share of South Arturo) on a 61.5% basis thereafter. As a result of this transaction, there is now a higher proportion of open pit ore mined and, consequently, the average grade processed is lower, which also aligns with the inclusion of a heap leach facility contributed by Newmont.

Financial Report 2019	69

MANAGEMENT’S DISCUSSION AND ANALYSIS

Safety and Environment

Three LTIs were recorded during the quarter (at Goldstrike surface and Carlin) with an LTIFR of 1.27 per million hours worked versus 2.05 the previous quarter. Goldstrike underground reported zero LTIs during the fourth quarter. No Class 1 environmental incidents occurred during the quarter.

Financial Results

Q4 2019 compared to Q3 2019

Carlin’s income for the fourth quarter of 2019 increased by 10% primarily due to lower cost of sales per ounce5 and higher sales volumes resulting from higher grade ore mined and processed.

Gold production in the fourth quarter of 2019 was 1% lower compared to the prior quarter, mainly due to lower production from the roasters and oxide mill offset by higher autoclave production. The higher autoclave production is a result of higher throughput from processing Carlin stockpiles from Pete open pit, a synergy unlocked by the creation of Nevada Gold Mines.

Cost of sales per ounce5 and total cash costs per ounce4 in the fourth quarter of 2019 were 3% and 1% lower, respectively, than the prior quarter mainly due to a higher proportion of lower cost underground production in the feed mix. In the fourth quarter of 2019, all-in sustaining costs per ounce4 decreased by 5% compared to the prior quarter primarily due to lower minesite sustaining capital expenditures.

Capital expenditures in the fourth quarter of 2019 were 9% lower than the prior quarter due to lower underground development and equipment purchases, lower maintenance component replacements for the open pit and the completion of the autoclave brick re-line in the third quarter. Capital drilling also decreased due to the completion of drilling programs for the winter season.

2019 compared to 2018

Carlin’s income for 2019 reflects our 61.5% interest in Nevada Gold Mines and is inclusive of income from Newmont’s former Carlin operations and the Goldstrike operations from July 1, 2019. Income for Carlin for the first six months of 2019 and the twelve months of 2018 represents Barrick’s 100% interest in the Goldstrike operations (including the 60% interest in South Arturo) prior to the formation of Nevada Gold Mines. This was the primary driver of the 123% increase in Carlin’s income compared to 2018.

a.

The results represent Goldstrike on a 100% basis (including our 60% share of South Arturo) from January 1, 2017 to June 30, 2019 and on the combined results of Carlin and Goldstrike (including our 60% share of South Arturo) on a 61.5% basis from July 1, 2019 onwards.

Gold production for 2019 was 16% higher compared to the prior year, primarily due to the inclusion of Newmont’s former Carlin operations from July 1, 2019. Production in the first six months of 2019 was also higher due to scheduled roaster maintenance at Goldstrike in the first six months of 2018. This was partially offset by the reduction in Barrick’s interest in Goldstrike (including the 60% interest in South Arturo) from 100% to 61.5% from July 1, 2019.

a.

The results represent Goldstrike (including our 60% share of South Arturo) on a 100% basis from January 1, 2018 to June 30, 2019 and the combined results of Carlin and Goldstrike (including our 60% share of South Arturo) on a 61.5% basis from July 1, 2019 onwards.

Cost of sales per ounce5 was 5% lower than the prior year due to lower depreciation expense on a per ounce basis. Total cash costs per ounce4 and all-in sustaining costs per ounce4 were in line with the prior year.

Capital expenditures for 2019 increased by 13% from the same prior year period due to higher minesite sustaining capital expenditures. Higher minesite sustaining capital expenditures are attributed to the inclusion of Newmont’s former Carlin operations, partially offset by the reduction in Barrick’s interest in Goldstrike (including the 60% interest in South Arturo) from 100% to 61.5% from July 1, 2019.

2019 compared to Outlook

Gold production for 2019 of 968 thousand ounces was within the guidance range of 960 to 1,020 thousand ounces. Cost of sales per ounce5 of $1,004 was lower than the guidance range of $1,020 to $1,080 per ounce. Total cash costs per ounce4 and all-in sustaining costs per ounce4 of $746 and $984, respectively, were within the guidance ranges of $740 to $790 per ounce, and $955 to $995 per ounce, respectively.

70	Barrick Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

Cortez (61.5% basis)a, Nevada USA

Summary of Operating and Financial Data

	For the three months ended				For the years ended

	12/31/19	9/30/19	% Change		12/31/19	12/31/18	% Change		12/31/17

Total tonnes mined (000s)	23,422	23,357	0%		105,949	121,929	(13%	)	134,503

Open pit ore	3,876	2,158	80%		14,640	15,979	(8%	)	15,955

Open pit waste	19,275	20,948	(8%	)	90,029	104,573	(14%	)	117,336

Underground	271	251	8%		1,280	1,377	(7%	)	1,212

Average grade (grams/tonne)

Open pit mined	0.45	0.42	7%		0.67	2.73	(75%	)	2.65

Underground mined	11.58	11.41	2%		10.66	10.73	(1%	)	13.28

Processed	1.29	1.54	(16%	)	1.60	2.67	(40%	)	3.10

Ore tonnes processed (000s)	4,259	2,837	50%		17,583	17,001	3%		15,853

Oxide mill	638	654	(2%	)	3,462	4,527	(24%	)	4,562

Roaster	353	329	7%		1,750	1,763	(1%	)	1,119

Heap leach	3,268	1,854	76%		12,371	10,711	15%		10,172

Recovery rate	75%	84%	(10%	)	86%	87%	(1%	)	92%

Oxide Mill	69%	79%	(13%	)	78%	83%	(6%	)	91%

Roaster	86%	86%	0%		87%	91%	(4%	)	91%

Gold produced (000s oz)	133	126	6%		801	1,265	(37%	)	1,447

Oxide mill	35	34	3%		253	590	(57%	)	956

Roaster	81	62	31%		376	514	(27%	)	312

Heap leach	17	30	(43%	)	172	161	7%		178

Gold sold (000s oz)	132	126	5%		798	1,255	(36%	)	1,489

Revenue ($ millions)	194	185	5%		1,086	1,589	(32%	)	1,870

Cost of sales ($ millions)	124	105	19%		608	828	(27%	)	979

Income ($ millions)	69	77	(10%	)	459	726	(37%	)	873

EBITDA ($ millions)[b]	105	109	(4%	)	656	1,112	(41%	)	1,405

EBITDA margin[c]	54%	59%	(9%	)	60%	70%	(14%	)	75%

Capital expenditures ($ millions)[d,e]	43	53	(19%	)	255	340	(25%	)	294

Minesite sustaining[d]	40	22	80%		90	65	38%		96

Project[d]	3	31	(89%	)	165	275	(40%	)	198

Cost of sales ($/oz)	945	829	14%		762	659	16%		657

Total cash costs ($/oz)[b]	681	570	19%		515	351	47%		300

All-in sustaining costs ($/oz)[b]	1,012	772	31%		651	430	51%		380

All-in costs ($/oz)[b]	1,039	1,020	2%		854	649	31%		512
a.

On July 1, 2019, Cortez was contributed to Nevada Gold Mines, a joint venture with Newmont. As a result, the amounts presented are on a 100% basis up until June 30, 2019, and on a 61.5% basis thereafter.

b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 107 to 132 of this MD&A.

c.	Represents EBITDA divided by revenue.
d.

Presented on a cash basis as a result of adopting IFRS 16 Leases starting in the first quarter of 2019. Capital expenditures for 2018 and 2017 are presented on an accrued basis. Please refer to page 48 of this MD&A for more details.

e.	Amounts presented exclude capitalized interest.

On July 1, 2019, Barrick’s Cortez operations were contributed to Nevada Gold Mines, a joint venture with Newmont. As a result, the amounts presented represent Cortez on a 100% basis up until June 30, 2019 and on a 61.5% basis thereafter.

Safety and Environment

There were no LTIs at Cortez during the quarter which resulted in an LTIFR of zero per million hours, which is consistent with the prior quarter. No Class 1 environmental incidents occurred during the quarter.

Financial Results

Q4 2019 compared to Q3 2019

Cortez’s income for the fourth quarter of 2019 was 10% lower than the prior quarter primarily due to higher cost of sales per ounce5, partially offset by higher sales volume resulting from higher gold production.

Gold production in the fourth quarter of 2019 was 6% higher compared to the prior quarter, primarily due to increased underground ore mined and then processed at the Carlin Roasters combined with higher recoveries, partially offset by lower heap leach production. The routing of Cortez underground ore through Mill 6 at Carlin was a synergy unlocked by the creation of Nevada Gold Mines.

Financial Report 2019	71

MANAGEMENT’S DISCUSSION AND ANALYSIS

Cost of sales per ounce5 and total cash costs per ounce4 in the fourth quarter of 2019 were 14% and 19% higher, respectively, versus the prior quarter primarily due to sales mix and ore routing. In the third quarter of 2019, the remaining higher grade, low-cost stockpiles from the Cortez Hills Open Pit (“CHOP”) were processed. In the fourth quarter of 2019, all-in sustaining costs per ounce4 increased by 31% compared to the prior quarter due to higher cash costs per ounce4 together with higher minesite sustaining capital expenditure.

Capital expenditures in the fourth quarter of 2019 decreased by 19% compared to the prior quarter due to lower project capital expenditures, partially offset by higher minesite sustaining capital expenditures. The lower project capital expenditures relative to the third quarter of 2019 were due to decreases at the Cortez Hills Underground Rangefront project and the change in classification of the Crossroads open pit project from project to sustaining capital. At the Rangefront project, the contractor was removed from site in the fourth quarter due to sub-standard work and safety performance and we are in the process of finding a replacement. The Crossroads open pit project transitioned to production status late in the third quarter from pre-production in the second quarter. Accordingly, higher minesite sustaining capital expenditures relative to the third quarter of 2019 are attributed to this transition.

2019 compared to 2018

Cortez’s income for 2019 reflects our 61.5% interest following the formation of Nevada Gold Mines as described above. Income for Cortez for the same prior year period represents Barrick’s 100% share of the Cortez operations. In addition to this impact, Cortez’s income was impacted by a decrease in sales volume reflecting lower gold production and higher cost of sales per ounce5 partially offset by the higher realized gold price4.

a.	The results are on a 100% basis from January 1, 2017 to June 30, 2019 and on a 61.5% basis from July 1, 2019 onwards.

Gold production for 2019 was 37% lower, primarily due to the reduction in Barrick’s interest in Cortez from July 1, 2019 combined with lower grades mined and processed from CHOP as mining was completed in the second quarter of 2019. This was partially offset by higher leach production, and a reduction of gold in circuit. Leach production has increased as mining and placement from Crossroads ramped up in the current year and additional tonnes were placed under solution. The lower gold in circuit balances were also related to the completion of mining at CHOP as the high-grade CHOP ore in circuit was drawn down by the end of the second quarter of 2019.

a.	The results are on a 100% basis from January 1, 2017 to June 30, 2019 and on a 61.5% basis from July 1, 2019 onwards.

Cost of sales per ounce5 for 2019 increased by 16%, due to higher total cash costs per ounce4 offset slightly by lower depreciation expense as mined ounce production has dropped significantly with the transition away from mining predominantly ore in the CHOP pit to waste stripping at Crossroads. Total cash costs per ounce4 was 47% higher than the prior year due to lower grades as mining from CHOP was completed in the second quarter of 2019 combined with increased royalty costs and higher tonnes hauled. Royalties have increased as production shifts from CHOP to Crossroads, which carries a higher royalty rate. For 2019, all-in sustaining costs per ounce4 increased by 51% compared to 2018, due to higher total cash costs per ounce4 and increased sustaining capital expenditures.

Capital expenditures for 2019 were 25% lower than the prior year due to the reduction in Barrick’s interest in Cortez from 100% to 61.5% from July 1, 2019. In addition to this, the lower project capital expenditures were due to decreasing Crossroads dewatering activities and Rangefront project expenditures. Sustaining capital increased over the prior year due to Area 30 leach pad expansion work.

2019 compared to Outlook

Gold production for 2019 of 801 thousand ounces was at the high end of the guidance range of 760 to 810 thousand ounces. Cost of sales per ounce5 for 2019 was $762, which was lower than the guidance range of $810 to $850 per ounce. Total cash costs per ounce4 and all-in sustaining costs per ounce4 of $515 and $651, respectively, also came in better than guidance, with ranges of $530 to $580 per ounce and $670 to $710 per ounce, respectively.

72	Barrick Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

Turquoise Ridge (61.5%)a, Nevada USA

Summary of Operating and Financial Data

	For the three months ended				For the years ended

	12/31/19	9/30/19	% Change		12/31/19	12/31/18	% Change		12/31/17

Total tonnes mined (000s)	3,819	4,811	(21%	)	9,001	670	1,243%		643

Open pit ore	608	732	(17%	)	1,340	n/a	n/a		n/a

Open pit waste	2,995	3,892	(23%	)	6,887	n/a	n/a		n/a

Underground	216	187	16%		774	670	16%		643

Average grade (grams/tonne)

Open pit mined	1.80	1.01	78%		1.37	n/a	n/a		n/a

Underground mined	14.09	13.28	6%		14.44	15.00	(4%	)	15.45

Processed	4.28	3.78	13%		5.62	14.79	(62%	)	15.01

Ore tonnes processed (000s)	934	950	(2%	)	2,201	604	264%		472

Oxide Mill	114	107	6%		221	n/a	n/a		n/a

Autoclave	660	506	30%		1,483	604	146%		472

Heap leach	160	337	(53%	)	497	n/a	n/a		n/a

Recovery Rate	86%	89%	(3%	)	89%	93%	(4%	)	92%

Oxide Mill	87%	87%	0%		87%	n/a	n/a		n/a

Autoclave	86%	89%	(3%	)	89%	93%	(4%	)	92%

Gold produced (000s oz)	111	82	35%		335	268	25%		211

Oxide Mill	3	5	(40%	)	8	n/a	n/a		n/a

Autoclave	105	74	42%		321	268	20%		211

Heap leach	3	3	(11%	)	6	n/a	n/a		n/a

Gold sold (000s oz)	99	96	3%		356	262	36%		222

Revenue ($ millions)	152	142	7%		504	331	52%		280

Cost of sales ($ millions)	95	103	(8%	)	300	206	46%		159

Income ($ millions)	56	38	47%		201	126	59%		119

EBITDA ($ millions)[b]	90	81	12%		293	154	90%		147

EBITDA margin[c]	59%	57%	4%		58%	47%	25%		53%

Capital expenditures ($ millions)[d]	24	26	(7%	)	85	62	37%		36

Minesite sustaining[d]	18	18	1%		50	20	149%		32

Project[d]	6	8	(25%	)	35	42	(17%	)	4

Cost of sales ($/oz)	971	1,077	(10%	)	846	783	8%		715

Total cash costs ($/oz)[b]	625	622	0%		585	678	(14%	)	589

All-in sustaining costs ($/oz)[b]	800	840	(5%	)	732	756	(3%	)	733

All-in costs ($/oz)[b]	863	927	(7%	)	834	916	(9%	)	753

a.

Prior to July 1, 2019, Barrick owned 75% of Turquoise Ridge with our joint venture partner, Newmont, owning the remaining 25%. Turquoise Ridge was proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table are based on our 75% interest in Turquoise Ridge until June 30, 2019. On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge and Newmont’s 100% interest in Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines. Starting July 1, 2019, the results represent our 61.5% share of Turquoise Ridge and Twin Creeks, now collectively referred to as Turquoise Ridge.

b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 107 to 132 of this MD&A.

c.	Represents EBITDA divided by revenue.
d.

Presented on a cash basis as a result of adopting IFRS 16 Leases starting in the first quarter of 2019. Capital expenditures for 2018 and 2017 are presented on an accrued basis. Please refer to page 48 of this MD&A for more details.

Barrick owned 75% of Turquoise Ridge through to the end of the second quarter of 2019, with our joint venture partner, Newmont, owning the remaining 25%. The figures presented in this table are based on our 75% interest in Turquoise Ridge until June 30, 2019. On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge and Newmont’s Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines. Starting July 1, 2019, our results represent our 61.5% share of Turquoise Ridge and Twin Creeks, now referred to as Turquoise Ridge.

As a result of this transaction, from July 1, 2019, Turquoise Ridge includes the Twin Creeks open pit operations resulting in considerably higher tonnes mined at a lower average grade of ore processed. It also includes the Twin Creeks processing operations and heap leach facility contributed by Newmont.

Financial Report 2019	73

MANAGEMENT’S DISCUSSION AND ANALYSIS

Safety and Environment

There were two LTIs during the quarter, which resulted in an LTIFR of 2.57 per million hours worked versus 1.41 the previous quarter. Site leadership teams continue to focus their field engagements to reinforce safe work requirements and reduce hand injury occurrences. No Class 1 environmental incidents occurred during the quarter.

Financial Results

Q4 2019 compared to Q3 2019

Turquoise Ridge’s income for the fourth quarter of 2019 increased by 47% mainly due to lower cost of sales per ounce5 in conjunction with higher sales volumes reflecting higher production.

Gold production in the fourth quarter of 2019 was 35% higher than the prior quarter, primarily due to increased autoclave throughput in addition to the processing of higher grade ore. The higher autoclave throughput is due to higher availability following a planned shutdown in the prior quarter.

Cost of sales per ounce5 in the fourth quarter of 2019 was 10% lower than the prior quarter. Inventory that was subject to a positive remeasurement to fair value upon the formation of Nevada Gold Mines on July 1, 2019 was largely sold and reflected in cost of sales for the third quarter of 2019.

Total cash costs per ounce4 was in line with the prior quarter. All-in sustaining costs per ounce4 decreased by 5% compared to the prior quarter primarily reflecting lower minesite sustaining capital expenditures on a per ounce sold basis.

Capital expenditures in the fourth quarter of 2019 decreased by 7% compared to the prior quarter primarily due to lower project spend on the Third Shaft project.

2019 compared to 2018

Turquoise Ridge’s income for 2019 reflects our 61.5% interest in Nevada Gold Mines and is inclusive of income from Newmont’s former Twin Creeks operations and the Turquoise Ridge operations from July 1, 2019. Income for Turquoise Ridge for the first six months of 2019 and the twelve months of 2018 represents Barrick’s 75% interest in the Turquoise Ridge operations prior to the formation of Nevada Gold Mines. Consequently, this was the primary driver of the 59% increase in Turquoise Ridge’s income compared to 2018.

a.	The results represent Turquoise Ridge on a 75% basis from January 1, 2017 to June 30, 2019 and the combined results of Turquoise Ridge and Twin Creeks on a 61.5% basis from July 1, 2019 onwards.

Gold production for 2019 was 25% higher compared to the prior year, primarily due to the inclusion of Newmont’s former Twin Creeks operations from July 1, 2019. Production was also higher in the first six months of 2019 relative to the first six months of 2018 due to higher ore tonnes mined at better grades. This was partially offset by the reduction in Barrick’s interest in the Turquoise Ridge operations from 75% to 61.5% from July 1, 2019.

a.	The results represent Turquoise Ridge on a 75% basis from January 1, 2017 to June 30, 2019 and the combined results of Turquoise Ridge and Twin Creeks on a 61.5% basis from July 1, 2019 onwards.

Cost of sales per ounce5 in 2019 was 8% per ounce higher than the prior year mainly reflecting an increase in depreciation resulting from the restatement of assets to fair value on the formation of Nevada Gold Mines as explained above. Total cash costs per ounce4 was 14% lower than the prior year due to more high-grade underground ore being processed and the elimination of the Toll Milling Agreement as a result of the formation of Nevada Gold Mines. In 2019, all-in sustaining costs per ounce4 decreased by 3% compared to the prior year due to lower total cash costs per ounce4.

In 2019, capital expenditures increased by 37% compared to the prior year. The increase was due to higher minesite sustaining capital as a result of combining Turquoise Ridge with Twin Creeks, offset by lower project capital spend for the Third Shaft project.

2019 compared to Outlook

Gold production in 2019 of 335 thousand ounces was within the guidance range of 330 to 370 thousand ounces. Cost of sales per ounce5 and total cash costs per ounce4 of $846 and $585, respectively, were also within the guidance ranges of $800 to $850 per ounce and $550 to $600 per ounce, respectively. All-in sustaining costs per ounce4 of $732 was slightly over the guidance range of $680 to $730 per ounce.

74	Barrick Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Nevada Gold Mines

Summary of Operating and Financial Data									For the three months ended

			12/31/19							9/30/19

	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)	[a]	All-in sustaining costs ($/oz)	[a]	Capital Expend- itures	[b]	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)	[a]	All-in sustaining costs ($/oz)	[a]	Capital Expend- itures	[b]

Phoenix (61.5%)[c]	31	2,025	902		1,034		5		25	2,186	1,010		1,622		9

Long Canyon (61.5%)[c]	34	1,026	317		657		10		24	1,170	353		714		6

a.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 107 to 132 of this MD&A.

b.	Includes both minesite sustaining and project capital expenditures.
c.	These sites were acquired as a result of the formation of Nevada Gold Mines on July 1, 2019.

Phoenix (61.5%)

Gold production in the fourth quarter of 2019 for Phoenix was 24% higher compared to the prior quarter, primarily due to a more optimized ore blend leading to better mill recoveries. Cost of sales per ounce5 in the fourth quarter of 2019 was 7% lower than the prior quarter due to an improvement in production and sales. Third quarter attributable sales were impacted by the timing of the first gold concentrate sale following the formation of Nevada Gold Mines. In the fourth quarter of 2019, all-in sustaining costs per ounce4 decreased by 36% compared to the prior quarter primarily due to the increase in ounces sold and higher copper by-product credits offset slightly by increased sustaining capital expenditures. Sustaining capital expenditures decreased in the fourth quarter of 2019 due to timing of the tailings damn construction.

Compared to our outlook, gold production of 56 thousand ounces in 2019 was within the guidance range of 50 to 70 thousand ounces. Cost of sales per ounce5 of $2,093 was better than the guidance range of $2,250 to $2,300 per ounce. Total cash costs per ounce4 of $947 was at the lower end of the guidance range of $940 to $990 per ounce, while all-in sustaining costs per ounce4 of $1,282 was above the guidance range of $1,120 to $1,150 per ounce.

Long Canyon (61.5%)

Gold production for Long Canyon in the fourth quarter of 2019 was 42% higher compared to the third quarter of 2019, primarily due to additional cells placed under leach, leading to improved recoveries. Cost of sales per ounce5 in the fourth quarter of 2019 was 12% lower than the prior quarter, mainly due to higher ounces sold driven by higher production. All-in sustaining costs per ounce4 decreased by 8% compared to the prior quarter, primarily due to higher production and sales driving lower total cash costs per ounce4 offset slightly by increased sustaining capital expenditures. Sustaining capital expenditures increased in the fourth quarter due to an increase in capitalized waste mined from Cut 7 of the open pit. Permitting for the open pit and underground expansions at Long Canyon is underway, though currently only the open pit is included in the life of mine plan.

Gold production in 2019 of 58 thousand ounces was above the guidance range of 40 to 50 thousand ounces. Cost of sales per ounce5 of $1,088 was better than the guidance range of $1,100 to $1,150 per ounce. Total cash costs per ounce4 of $333 was within the guidance range of $300 to $350 per ounce, while all-in sustaining costs per ounce4 of $681 was significantly better than the guidance range of $920 to $950 per ounce.

Financial Report 2019	75

MANAGEMENT’S DISCUSSION AND ANALYSIS

Pueblo Viejo (60% basis)a, Dominican Republic

Summary of Operating and Financial Data

	For the three months ended				For the years ended

	12/31/19	9/30/19	% Change		12/31/19	12/31/18	% Change		12/31/17

Open pit tonnes mined (000s)	5,729	5,817	(2%	)	24,732	24,063	3%		23,430

Open pit ore	3,083	1,767	74%		8,085	9,418	(14%	)	13,514

Open pit waste	2,646	4,050	(35%	)	16,647	14,645	14%		9,916

Average grade (grams/tonne)

Open pit waste	2.92	2.98	(2%	)	2.76	2.78	(1%	)	3.07

Processed	4.20	4.05	4%		3.91	4.04	(3%	)	4.57

Autoclave ore tonnes processed (000s)	1,464	1,182	24%		5,164	5,008	3%		4,791

Recovery Rate	89%	90%	(1%	)	89%	89%	0%		92%

Gold produced (000s oz)	179	139	29%		590	581	2%		650

Gold sold (000s oz)	174	136	28%		584	590	(1%	)	637

Revenue ($ millions)	240	213	13%		843	798	6%		850

Cost of sales ($ millions)	114	109	5%		435	443	(2%	)	445

Income ($ millions)	125	104	20%		402	342	18%		395

EBITDA ($ millions)[b]	159	133	20%		522	457	14%		538

EBITDA margin[c]	66%	62%	6%		62%	57%	8%		63%

Capital expenditures ($ millions)[d]	14	16	(13%	)	64	87	(26%	)	69

Minesite sustaining[d]	14	16	(13%	)	64	87	(26%	)	69

Project[d]	0	0	0%		0	0	0%		0

Cost of sales ($/oz)	660	807	(18%	)	747	750	0%		699

Total cash costs ($/oz)[b]	422	504	(16%	)	471	465	1%		405

All-in sustaining costs ($/oz)[b]	517	631	(18%	)	592	623	(5%	)	525

All-in costs ($/oz)[b]	525	636	(17%	)	600	623	(4%	)	525

a.	Pueblo Viejo is accounted for as a subsidiary with a 40% non-controlling interest. The results in the table and the discussion that follows are based on our 60% share only.
b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 107 to 132 of this MD&A.

c.	Represents EBITDA divided by revenue.
d.

Presented on a cash basis as a result of adopting IFRS 16 Leases starting in the first quarter of 2019. Capital expenditures for 2018 and 2017 are presented on an accrued basis. Please refer to page 48 of this MD&A for more details.

Safety and Environment

There were no LTIs at Pueblo Viejo during the quarter which resulted in an LTIFR of zero per million hours worked, consistent with the previous quarter. No Class 1 environmental incidents were reported during the quarter.

Financial Results

Q4 2019 compared to Q3 2019

Pueblo Viejo’s income for the fourth quarter of 2019 was 20% higher than the third quarter of 2019 due to higher sales volume and lower cost of sales per ounce5.

Gold production for the fourth quarter of 2019 was 29% higher than the prior quarter mainly due to higher throughput following optimization work resulting in record oxidized sulfur tonnes as well as the completion of scheduled maintenance that occurred in the third quarter of 2019.

Cost of sales per ounce5 and total cash costs per ounce4 for the fourth quarter of 2019 were 18% and 16% lower, respectively, than the prior quarter primarily reflecting the impact of higher sales volume that was driven by the increase in grade and throughput. For the fourth quarter of 2019, all-in sustaining costs per ounce4 decreased by 18% mainly reflecting lower total cash costs per ounce4 and lower minesite sustaining capital expenditures.

Capital expenditures for the fourth quarter of 2019 decreased by 13% compared to the prior quarter, primarily due to lower expenditures at the Llagal Tailings Storage Facility and the completion of the replacement of oxygen plant motors in the third quarter of 2019.

76	Barrick Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

2019 compared to 2018

Pueblo Viejo’s income for 2019 was 18% higher than the prior year due to higher realized gold prices4, while sales volume and cost of sales per ounce5 remained relatively consistent.

Gold production for 2019 was 2% higher than the prior year mainly due to higher tonnes processed, partially offset by lower grade.

Cost of sales per ounce5 and total cash costs per ounce4 for 2019 were in line and increased by 1%, respectively, compared to the prior year primarily reflecting the impact of slightly lower sales volume. For 2019, all-in sustaining costs per ounce4 decreased by 5% mainly reflecting lower minesite sustaining capital expenditures, partially offset by slightly higher total cash costs per ounce4.

Capital expenditures for 2019 decreased by 26% compared to the prior year, primarily due to lower capitalized stripping from the Monte Negro and Cumba pits compared to a higher proportion of tonnes mined in the prior year from the Moore pit in accordance with the mine plan. This was combined with a decrease in tailings storage facility construction activities during the year.

2019 compared to Outlook

Gold production in 2019 of 590 thousand ounces was at the high end of the guidance range of 550 to 600 thousand ounces. Cost of sales per ounce5 of $747 was better than the guidance range of $780 to $830 per ounce. Total cash costs per ounce4 of $471 was at the low end of the guidance range of $465 to $510 per ounce. All-in sustaining costs per ounce4 of $592 was better than the guidance range of $610 to $650 per ounce.

Financial Report 2019	77

MANAGEMENT’S DISCUSSION AND ANALYSIS

Loulo-Gounkoto (80% basis)a, Mali

Summary of Operating and Financial Data

	For the three months ended				For the years ended

	12/31/19	9/30/19	% Change		12/31/19	12/31/18[b]	% Change		12/31/17[b]

Total tonnes mined (000s)	7,250	8,115	(11%	)	32,192	30,926	4%		27,972

Open pit ore	1,080	286	278%		2,726	3,484	(22%	)	1,875

Open pit waste	5,566	7,244	(23%	)	27,183	25,278	8%		23,925

Underground	604	585	3%		2,283	2,164	5%		2,172

Average grade (grams/tonne)

Open pit mined	5.69	4.06	40%		4.83	3.10	56%		4.10

Underground mined	5.14	5.09	1%		4.67	5.10	(8%	)	6.20

Processed	5.64	5.14	10%		4.90	4.31	14%		4.98

Ore tonnes processed (000s)	886	1,013	(13%	)	3,945	4,123	(4%	)	3,934

Recovery rate	89%	92%	(3%	)	92%	92%	0%		93%

Gold produced (000s oz)	144	153	(6%	)	572	528	8%		584

Gold sold (000s oz)	144	155	(7%	)	575	534	8%		579

Revenue ($ millions)	214	230	(7%	)	806

Cost of sales ($ millions)	149	159	(7%	)	601

Income ($ millions)	65	64	1%		190

EBITDA ($ millions)[c]	123	125	(1%	)	426

EBITDA margin[d]	58%	54%	6%		53%

Capital expenditures ($ millions)	38	49	(22%	)	136

Minesite sustaining	37	49	(24%	)	133

Project	1	0	100%		3

Cost of sales ($/oz)	1,037	1,018	2%		1,044

Total cash costs ($/oz)[c]	631	630	0%		634

All-in sustaining costs ($/oz)[c]	917	966	(5%	)	886

All-in costs ($/oz)[c]	922	971	(5%	)	891

a.

Barrick owns 80% of Société des Mines de Loulo SA and Société des Mines de Gounkoto with the Republic of Mali owning 20%. Loulo-Gounkoto is accounted for as a subsidiary with a 20% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 80% share inclusive of the impact of the purchase price allocation resulting from the Merger.

b.

These results did not form a part of the Barrick consolidated results as this site was acquired as a result of the Merger. As a result, operational statistics are presented for reference purposes only.

c.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 107 to 132 of this MD&A.

d.	Represents EBITDA divided by revenue.

Safety and Environment

There were no LTIs during the fourth quarter at Loulo-Gounkoto, which was in line with the previous quarter. No Class 1 environmental incidents were recorded.

Financial Results

Q4 2019 compared to Q3 2019

Loulo-Gounkoto’s income for the fourth quarter of 2019 was in line with the prior quarter.

Gold production for the fourth quarter of 2019 was 6% lower than the prior quarter mainly due to lower plant throughput due to a girth gear failure, partially offset by higher feed grade from both Yalea and the Gounkoto South Pit. The girth gear was repaired in December 2019.

Cost of sales per ounce5 for the fourth quarter of 2019 was 2% higher than the prior quarter primarily due to higher depreciation per ounce. Total cash costs per ounce4 was in line with the prior quarter as the impact of lower throughput was largely offset by the impact of the higher grade processed. For the fourth quarter of 2019, all-in sustaining costs per ounce4 decreased by 5% compared to the prior quarter reflecting lower sustaining capital expenditures from reduced capitalized stripping.

Capital expenditures for the fourth quarter of 2019 decreased by 22% compared to the prior quarter, primarily due to lower capitalized stripping costs.

78	Barrick Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

2019

Loulo-Gounkoto’s income for 2019 was $190 million.

Gold production in 2019 was 8% higher compared to the same prior year period, primarily due to higher feed grade from Yalea and the Gounkoto South Pit.

Cost of sales per ounce5 and total cash costs per ounce4 in 2019 were $1,044 and $634, respectively. Cost of sales per ounce5 and total cash costs per ounce4 were positively impacted primarily by the higher feed grade to the mill. For 2019, all-in sustaining costs4 were $886 per ounce.

Capital expenditures in 2019 were $136 million, consisting of underground development and drilling in Gara and Yalea, as well as sustaining capital related to our solar power project at Loulo, capitalized drilling and expansion of the TSF.

2019 compared to Outlook

Gold production in 2019 of 572 thousand ounces was marginally above the guidance range of 520 to 570 thousand ounces. Cost of sales per ounce5 of $1,044 was higher than the guidance range of $880 to $930 per ounce. Total cash costs per ounce4 and all-in sustaining costs per ounce4 of $634 and $886, respectively, were also marginally above the guidance ranges of $575 to $625 per ounce and $810 to $850 per ounce, respectively.

Financial Report 2019	79

MANAGEMENT’S DISCUSSION AND ANALYSIS

Kibali (45% basis)a, Democratic Republic of Congo

Summary of Operating and Financial Data

	For the three months ended				For the years ended

	12/31/19	9/30/19	% Change		12/31/19	12/31/18[b]	% Change		12/31/17[b]

Total tonnes mined (000s)	3,096	3,077	1%		12,273	14,790	(17%	)	16,435

Open pit ore	346	269	29%		1,693	2,455	(31%	)	2,239

Open pit waste	2,290	2,330	(2%	)	8,824	10,709	(18%	)	13,275

Underground	460	478	(4%	)	1,756	1,626	8%		921

Average grade (grams/tonne)

Open pit mined	2.21	2.26	(2%	)	2.32	2.43	(4%	)	2.39

Underground mined	4.68	5.17	(9%	)	5.12	5.06	1%		5.51

Processed	3.67	3.74	(2%	)	3.80	3.45	10%		2.92

Ore tonnes processed (000s)	839	852	(2%	)	3,381	3,698	(9%	)	3,429

Recovery rate	88%	88%	0%		89%	89%	0%		83%

Gold produced (000s oz)	87	91	(4%	)	366	363	1%		268

Gold sold (000s oz)	89	89	0%		363	370	(2%	)	272

Revenue ($ millions)	130	133	(2%	)	505

Cost of sales ($ millions)	106	107	(1%	)	403

Income ($ millions)	30	25	20%		108

EBITDA ($ millions)[c]	82	82	0%		304

EBITDA margin[d]	63%	62%	2%		60%

Capital expenditures ($ millions)	9	14	(36%	)	43

Minesite sustaining	9	13	(31%	)	41

Project	0	1	(100%	)	2

Cost of sales ($/oz)	1,205	1,187	2%		1,111

Total cash costs ($/oz)[c]	608	554	10%		568

All-in sustaining costs ($/oz)[c]	740	703	5%		693

All-in costs ($/oz)[c]	746	717	4%		701

a.

Barrick owns 45% of Kibali Goldmines SA (Kibali) with the Democratic Republic of Congo (“DRC”) and our joint venture partner, AngloGold Ashanti, owning 10% and 45%, respectively. Kibali is accounted for as an equity method investment on the basis that the joint venture partners that have joint control have rights to the net assets of the joint venture. The figures presented in this table and the discussion that follows are based on our 45% effective interest in Kibali inclusive of the impact of the purchase price allocation resulting from the Merger.

b.

These results did not form a part of the Barrick consolidated results as this site was acquired as a result of the Merger. As a result, operational statistics are presented for reference purposes only.

c.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 107 to 132 of this MD&A.

d.	Represents EBITDA divided by revenue.

Safety and Environment

Kibali did not sustain any LTIs during the fourth quarter, in line with the safety performance of the previous quarter. No Class 1 environmental incidents were recorded.

Financial Results

Q4 2019 compared to Q3 2019

Kibali’s income for the fourth quarter of 2019 was 20% higher than the third quarter of 2019.

Gold production for the fourth quarter of 2019 was 4% lower than the prior quarter as grade fed to the plant decreased in comparison with the prior period, in line with plan, as the restoration of stockpiles following the second quarter winder failure continued. Additionally, plant throughput decreased marginally, in line with plan.

Cost of sales per ounce5 and total cash costs per ounce4 for the fourth quarter of 2019 were 2% and 10% higher, respectively, than the prior quarter primarily due to the decrease in grade fed to the plant, increased grade control drilling costs and an increase in stripping costs that were expensed. This was offset by lower quarter-on-quarter general and administrative expenditure.

For the fourth quarter of 2019, all-in sustaining costs per ounce4 increased by 5% compared to the prior quarter, reflecting higher total cash costs per ounce4 offset by lower minesite sustaining capital expenditures as detailed below, when compared with the previous period.

Capital expenditures for the fourth quarter of 2019 decreased by 36% due to lower capitalized stripping and underground development, although these were in line with plan.

80	Barrick Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

2019

Kibali’s income for 2019 was $108 million.

Gold production in 2019 was 1% higher compared to the same prior year period, primarily due to increased feed grade in the current period as a result of blending more higher grade underground material in line with the mine plan, partially offset by decreased throughput.

Cost of sales per ounce5 and total cash costs per ounce4 in 2019 were $1,111 and $568 per ounce, respectively. Cost of sales includes the depreciation charge relating to the purchase price allocation fair value increment. Although total cash costs per ounce4 were impacted by higher operating expenditures in the first quarter of the year, cost performance has improved over the remainder of the year. For 2019, all-in sustaining costs per ounce4 were $693 per ounce.

Capital expenditures in 2019 were $43 million, consisting of underground mining development, underground hauling equipment, capitalized stripping, capitalized drilling and rebuilds of mobile equipment.

2019 compared to Outlook

Gold production in 2019 of 366 thousand ounces was higher than the guidance range of 330 to 350 thousand ounces. Cost of sales per ounce5 of $1,111 was also better than the guidance range of $1,150 to $1,200 per ounce. Total cash costs per ounce4 and all-in sustaining costs per ounce4 of $568 and $693, respectively, were in the lower half of the guidance ranges of $555 to $605 per ounce and $670 to $730 per ounce, respectively.

Financial Report 2019	81

MANAGEMENT’S DISCUSSION AND ANALYSIS

Veladero (50% basis)a,b, Argentina

Summary of Operating and Financial Data

	For the three months ended					For the years ended
	12/31/19	9/30/19	% Change		12/31/19	12/31/18	% Change		12/31/17

Open pit tonnes mined (000s)	10,277	9,449	9%		36,758	35,646	3%		48,376

Open pit ore	4,828	3,909	24%		16,048	15,718	2%		21,558

Open pit waste	5,449	5,540	(2%	)	20,710	19,928	4%		26,818

Average grade (grams/tonne)

Open pit mined	0.80	0.68	18%		0.71	0.78	(9%	)	1.00

Processed	0.88	0.74	19%		0.79	0.85	(8%	)	1.02

Heap leach ore tonnes processed (000s)	3,880	3,463	12%		13,587	13,547	0%		21,190

Gold produced (000s oz)	71	58	22%		274	278	(1%	)	432

Gold sold (000s oz)	70	59	19%		271	280	(3%	)	458

Revenue ($ millions)	106	89	19%		386	366	5%		591

Cost of sales ($ millions)	82	72	14%		323	310	4%		410

Income ($ millions)	21	14	50%		57	53	8%		173

EBITDA ($ millions)[c]	50	39	28%		172	174	(1%	)	292

EBITDA margin[d]	47%	44%	8%		45%	48%	(6%	)	49%

Capital expenditures ($ millions)[e]	28	19	47%		106	143	(26%	)	173

Minesite sustaining[e]	28	19	47%		91	143	(37%	)	173

Project[e]	0	0	0%		15	0	0%		0

Cost of sales ($/oz)	1,138	1,243	(8%	)	1,188	1,112	7%		897

Total cash costs ($/oz)[c]	710	773	(8%	)	734	629	17%		598

All-in sustaining costs ($/oz)[c]	1,142	1,142	0%		1,105	1,154	(4%	)	987

All-in costs ($/oz)[c]	1,142	1,142	0%		1,162	1,154	1%		987

a.

Barrick owns 50% of Veladero with our joint venture partner, Shandong Gold, owning the remaining 50%. Veladero is proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table and the discussion that follows are based on our 50% interest in Veladero inclusive of the impact of remeasurement of our interest in Veladero following the disposal of a 50% interest on June 30, 2017.

b.	On June 30, 2017, we sold 50% of Veladero; therefore, these represent results on a 100% basis from January 1 to June 30, 2017 and on a 50% basis from July 1, 2017 onwards.
c.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 107 to 132 of this MD&A.

d.	Represents EBITDA divided by revenue.
e.

Presented on a cash basis as a result of adopting IFRS 16 Leases starting in the first quarter of 2019. Capital expenditures for 2018 and 2017 are presented on an accrued basis. Please refer to page 48 of this MD&A for more details.

Safety and Environment

At Veladero, two LTIs were recorded during the quarter resulting in a LTIFR of 1.24 per million hours worked versus 0.52 the previous quarter. No Class 1 environmental incidents occurred during the quarter.

Minera Andina del Sol SRL, the joint venture company that operates the Veladero mine, is the subject of various regulatory proceedings related to operational incidents occurring in March 2017, September 2016 and September 2015. Refer to note 36 to the Financial Statements for more information regarding these and related matters.

Financial Results

Q4 2019 compared to Q3 2019

Veladero’s income for the fourth quarter of 2019 was 50% higher than the third quarter of 2019 primarily due to higher sales volume and lower cost of sales per ounce5.

Gold production in the fourth quarter of 2019 was 22% higher than the prior quarter, primarily due to higher ore grades and higher tonnages processed, partially offset by lower leach pad recoveries.

Cost of sales per ounce5 and total cash costs per ounce4 in the fourth quarter of 2019 both decreased by 8%, mainly due to the impact of higher sales volumes, partially offset by higher direct mining costs, export duties and royalties from increased realized gold prices. In the fourth quarter of 2019, all-in sustaining costs per ounce4 remained in line with the prior quarter as lower total cash costs per ounce4 were offset by higher minesite sustaining capital expenditures.

Capital expenditures in the fourth quarter of 2019 increased by 47% compared to the prior quarter mainly relating to construction activities for leach pad expansion phases 4B, 5B and 6, combined with higher capitalized stripping.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

2019 compared to 2018

Veladero’s income for 2019 was 8% higher than the prior year primarily due to higher realized gold prices4, partially offset by lower sales volumes and higher cost of sales per ounce5.

a.	The results are on a 100% basis from January 1, 2017 to June 30, 2017 and on a 50% basis from July 1, 2017 onwards.

In 2019, gold production exceeded guidance with better than expected results from leach pad recovery initiatives and improved solution management. As a result, gold production was relatively consistent with the prior year as lower ore grades processed were partially offset by higher leach pad recoveries.

a.	The results are on a 100% basis from January 1, 2017 to June 30, 2017 and on a 50% basis from July 1, 2017 onwards.

In 2019, cost of sales per ounce5 and total cash costs per ounce4 increased by 7% and 17%, respectively, compared to the prior year mainly due to higher export duties and royalties resulting from increased realized gold prices4 and the export tax announced in September 2018 by the Argentine government. This was partially offset by the devaluation of the Argentine peso and business improvement initiatives. Cost of sales per ounce5 was further impacted by lower depreciation expense.

All-in sustaining costs per ounce4 in 2019 decreased by 4% compared to the prior year primarily due to a decrease in minesite sustaining capital expenditures on a per ounce basis, partially offset by an increase in total cash costs per ounce4.

In 2019, capital expenditures decreased by 26% compared to the prior year mainly due to the funding of a power transmission line in Argentina as a result of an agreement made with the Provincial Power Regulatory Body of San Juan (“EPRE”) occurring in the prior year, lower capitalized stripping and lower purchases of components and mine equipment, partially offset by an increase in construction activities for leach pad expansion phases 4B, 5B, and 6.

2019 compared to Outlook

Gold production in 2019 of 274 thousand ounces exceeded the guidance range of 230 to 250 thousand ounces. All cost metrics came in below guidance. Cost of sales per ounce5 was $1,188 compared to the guidance range of $1,250 to $1,350 per ounce. Total cash costs per ounce4 was $734 compared to $770 to $820 per ounce, and all-in sustaining costs per ounce4 was $1,105, compared to $1,150 to $1,250 per ounce.

Regulatory matters

On December 14, 2019, the President of Argentina abolished the exchange rate limit applied to the calculation of export duties (previously ARS 4 for each $1). On December 23, 2019, the Argentine Congress further enacted an emergency law setting a maximum rate for mining export duties at 8%; however, this emergency law has not yet entered into force. Barrick is seeking the immediate implementation of the reduced 8% cap for customs purposes; however, a decision on this has not yet been made.

Financial Report 2019	83

MANAGEMENT’S DISCUSSION AND ANALYSIS

Porgera (47.5% basis)a, Papua New Guinea

Summary of Operating and Financial Data

	For the three months ended					For the years ended

	12/31/19	9/30/19	% Change		12/31/19	12/31/18	% Change		12/31/17

Total tonnes mined (000s)	2,880	3,657	(21%	)	13,156	9,862	33%		11,504

Open pit ore	509	495	3%		1,825	568	221%		767

Open pit waste	2,124	2,914	(27%	)	10,406	8,529	22%		9,912

Underground	247	248	0%		925	765	21%		825

Average grade (grams/tonne)

Open pit mined	2.07	2.07	0%		1.92	2.06	(7%	)	1.87

Underground mined	7.86	5.88	34%		6.67	6.93	(4%	)	6.57

Processed	3.94	3.33	18%		3.44	3.46	(1%	)	3.03

Autoclave ore tonnes processed (000s)	705	705	0%		2,640	2,138	23%		2,798

Recovery Rate	92%	90%	2%		91%	86%	5%		86%

Gold produced (000s oz)	82	75	9%		284	204	39%		235

Gold sold (000s oz)	82	75	9%		285	213	34%		253

Revenue ($ millions)	123	111	11%		403	269	50%		322

Cost of sales ($ millions)	75	76	(1%	)	284	212	34%		238

Income ($ millions)	44	35	26%		113	56	102%		83

EBITDA ($ millions)[b]	56	46	22%		155	98	58%		121

EBITDA margin[c]	46%	44%	4%		38%	36%	6%		38%

Capital expenditures ($ millions)[d]	11	14	(21%	)	45	62	(28%	)	55

Minesite sustaining[d]	11	14	(21%	)	45	62	(28%	)	55

Project[d]	0	0	0%		0	0	0%		0

Cost of sales ($/oz)	909	1,024	(11%	)	994	996	0%		944

Total cash costs ($/oz)[b]	757	868	(13%	)	838	796	5%		781

All-in sustaining costs ($/oz)[b]	894	1,053	(15%	)	1,003	1,083	(7%	)	993

All-in costs ($/oz)[b]	894	1,053	(15%	)	1,003	1,083	(7%	)	993

a.

Barrick owns 47.5% of Porgera with our joint venture partners, Zijin Mining and Mineral Resources Enga, owning the remaining 47.5% and 5%, respectively. Porgera is proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table and the discussion that follows are based on our 47.5% interest in Porgera.

b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 107 to 132 of this MD&A.

c.	Represents EBITDA divided by revenue.
d.

Presented on a cash basis as a result of adopting IFRS 16 Leases starting in the first quarter of 2019. Capital expenditures for 2018 and 2017 are presented on an accrued basis. Please refer to page 48 of this MD&A for more details.

Safety and Environment

There were 3 LTIs at Porgera during the quarter which resulted in an LTIFR of 1.04 per million hours worked versus 1.05 the previous quarter. No Class 1 environmental incidents were reported during the quarter.

Financial Results

Q4 2019 compared to Q3 2019

Porgera’s income for the fourth quarter of 2019 was 26% higher than the third quarter of 2019 primarily due to higher sales volume reflecting higher gold production and a decrease in cost of sales per ounce5.

Gold production in the fourth quarter of 2019 was 9% higher than the prior quarter, primarily due to higher underground ore grade mined and processed.

Cost of sales per ounce5 and total cash costs per ounce4 in the fourth quarter of 2019 decreased by 11% and 13%, respectively. This was mainly due to the higher underground grade processed and the depletion of historic concentrate stockpiles in the previous quarter that was included in inventory at higher unit costs.

In the fourth quarter of 2019, all-in sustaining costs per ounce4 decreased by 15% compared to the prior quarter due to the decrease in total cash costs per ounce4 and lower minesite sustaining capital expenditures.

Capital expenditures in the fourth quarter of 2019 decreased by 21% compared to the prior quarter due to lower capitalized stripping as the mining sequence changed from predominantly waste stripping to ore production, in line with the mine plan for the quarter.

84	Barrick Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

2019 compared to 2018

Porgera’s income for 2019 was 102% higher than the prior year, primarily due to an increase in sales volume and higher realized gold prices4. In 2018, operations at Porgera were impacted by an earthquake which disrupted power supply for an extended period. This impacted all of the performance and cost metrics for 2018.

In 2019, gold production exceeded the top end of the guidance range and was 39% higher compared to the prior year, reflecting a strong finish to the year given better mill availability in the second half of 2019 as well as the impact to operations from the earthquake in the prior year.

In 2019, cost of sales per ounce5 remained consistent with the prior year, while total cash costs per ounce4 increased by 5%. Higher total cash costs per ounce4 were due to increased energy costs related to power line interruptions during the first half of 2019, higher freight costs and increased maintenance activities following the deferral of this work in 2018 due to the earthquake. This was partially offset by the impact of higher sales volume.

All-in sustaining costs4 in 2019 decreased by 7% compared to the prior year due to lower minesite sustaining capital expenditures, partially offset by increased total cash costs per ounce4.

In 2019, capital expenditures decreased by 28% compared to the prior year primarily due to lower capitalized stripping as the mining sequence changed from predominantly waste stripping to ore production, in line with the mine plan.

2019 compared to Outlook

Gold production in 2019 of 284 thousand ounces exceeded the guidance range of 240 to 260 thousand ounces. All cost metrics were within guidance. Cost of sales per ounce5 of $994 was in the lower end of the guidance range of $980 to $1,030 per ounce. Total cash costs per ounce4 was $838 compared to $800 to $850 per ounce, and all-in sustaining costs per ounce4 was $1,003, compared to $985 to $1,025 per ounce.

Regulatory Matters

Porgera’s current Special Mining Lease terminated on August 16, 2019. The company has been working constructively with the government of Papua New Guinea to negotiate a 20-year extension. On August 2, 2019, the National Court of Papua New Guinea ruled that the provisions of the country’s 1992 Mining Act applied to the Porgera gold mine, thus allowing it to continue operating while the application to extend its Special Mining Lease is being considered. The Company expects to reach an agreement with the government and does not expect interruptions to the operation while these discussions are ongoing.

Financial Report 2019	85

MANAGEMENT’S DISCUSSION AND ANALYSIS

North Maraa, Tanzania

Summary of Operating and Financial Data

	For the three months ended					For the years ended

	12/31/19	9/30/19	% Change		12/31/19	12/31/18	% Change		12/31/17

Total tonnes mined (000s)	3,529	1,780	98%		10,388	10,821	(4%	)	10,469

Open pit ore	1,854	667	178%		3,987	1,837	117%		2,011

Open pit waste	1,288	970	33%		5,532	8,218	(33%	)	7,765

Underground	387	143	170%		869	766	13%		693

Average grade (grams/tonne)

Open pit mined	2.12	1.89	12%		2.03	2.00	2%		1.73

Underground mined	5.30	6.87	(23%	)	6.82	7.79	(12%	)	8.68

Processed[b]	4.78	5.58	(14%	)	4.50	3.96	14%		3.85

Ore tonnes processed (000s)	714	172	316%		1,829	1,819	1%		1,815

Recovery rate	94%	94%	0%		94%	93%	1%		92%

Mining	94%	94%	0%		94%	93%	1%		92%

Gold produced (000s oz)	103	29	253%		251	215	17%		207

Gold sold (000s oz)	103	36	186%		248	212	17%		207

Revenue ($ millions)	153	55	178%		350	270	30%		261

Cost of sales ($ millions)	105	33	216%		236	169	40%		141

Income ($ millions)	52	20	163%		112	94	19%		112

EBITDA ($ millions)[c]	87	31	184%		187	134	40%		148

EBITDA margin[d]	57%	56%	2%		53%	49%	8%		57%

Capital expenditures ($ millions)[e]	16	9	73%		42	52	(19%	)	59

Minesite sustaining[e]	15	8	83%		36	47	(23%	)	52

Project[e]	1	1	0%		6	5	20%		7

Cost of sales ($/oz)	1,021	907	13%		953	795	20%		683

Total cash costs ($/oz)[c]	675	603	12%		646	603	7%		509

All-in sustaining costs ($/oz)[c]	830	850	(2%	)	802	830	(3%	)	773

All-in costs ($/oz)[c]	840	886	(5%	)	824	855	(4%	)	804

a.

Formerly part of Acacia Mining plc. On September 17, 2019, Barrick acquired all of the shares of Acacia it did not own. Refer to note 4 to the Financial Statements for more information. The results are on a 63.9% basis until September 30, 2019 and on a 100% basis from October 1, 2019 onwards.

b.	Includes tailings retreatment.
c.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 107 to 132 of this MD&A.

d.	Represents EBITDA divided by revenue.
e.

Presented on a cash basis as a result of adopting IFRS 16 Leases starting in the first quarter of 2019. Capital expenditures for 2018 and 2017 are presented on an accrued basis. Please refer to page 48 of this MD&A for more details.

Safety and Environment

On January 24, 2020, Barrick announced that the Company had ratified the creation of Twiga at a signing ceremony with the President of Tanzania, formalizing the establishment of a joint venture between Barrick and the Government of Tanzania (“GoT”) and resolution of all outstanding disputes between Barrick and the GoT. The GoT will receive a free carried shareholding of 16% in each of the former Acacia mines (Bulyanhulu, Buzwagi and North Mara), and will receive its half of the economic benefits from taxes, royalties, clearing fees and participation in all cash distributions made by the mines and Twiga, after the recoupment of capital investments. Twiga will provide management services to the mines. The GoT’s free-carried interest is expected to be made effective as of January 1, 2020.

Refer to note 36 to the Financial Statements for more information regarding this matter.

Financial Results

Q4 2019 compared to Q3 2019

North Mara’s income for the fourth quarter of 2019 was 163% higher than the third quarter of 2019, mainly due to the impact of the acquisition of all of the shares that we did not own of Acacia on September 17, 2019. This resulted in our attributable share of income being reported at 100% compared to 63.9% in the prior quarter. This was combined with higher sales volume as the prior quarter was impacted by a prohibition notice issued by the Tanzanian National Environment Management Council (“NEMC”) on July 16, 2019 (the “Prohibition Notice”) which resulted in the closure of the tailings storage facility (“TSF”) and shutdown of the processing plant for approximately two months. This was partially offset by higher cost of sales in the fourth quarter of 2019.

In the fourth quarter of 2019, gold production was 253% higher than the prior quarter, primarily due to the Prohibition Notice that occurred in the prior quarter, as discussed above and further below. This was further impacted by the acquisition of all of the shares that we did not own of Acacia, which resulted in an increase in our attributable production from 63.9% to 100%.

Cost of sales per ounce5 and total cash costs per ounce4 in the fourth quarter of 2019 were 13% and 12% higher, respectively, than the prior quarter primarily due to higher sales-related costs driven by sales volumes and higher processing consumables costs, partly offset by lower general and administrative costs as the third quarter of 2019 included increased provisions for inventory obsolescence. All-in sustaining costs per ounce4 in the fourth

86	Barrick Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

quarter of 2019 were 2% lower than the prior quarter as a result of lower minesite sustaining capital expenditures on a per ounce sold basis, partially offset by higher total cash costs per ounce4.

Capital expenditures in the fourth quarter of 2019 were 73% higher than the third quarter of 2019, mainly due to the 36.1% increase in our attributable share of capital expenditures combined with higher minesite sustaining capital expenditures. Higher minesite sustaining capital expenditures are attributed to the deferral of capital projects due to the cash flow constraints experienced by Acacia as a result of the Prohibition Notice in the third quarter and the implementation of water management measures for the TSF.

2019 compared to 2018

North Mara’s income for 2019 was 19% higher than the prior year primarily due to the impact of the acquisition of all of the shares that we did not own of Acacia on September 17, 2019, as income was included at 100% starting from October 1, 2019. This was combined with higher realized gold prices4, partially offset by lower sales volumes and higher cost of sales per ounce5.

a.	The results are on a 63.9% basis from January 1, 2017 to September 30, 2019 and on a 100% basis from October 1, 2019 onwards.

In 2019, gold production was 17% higher than the prior year primarily due to the 36.1% increase in our shareholding and attributable production. This was partly offset by lower production due to the Prohibition Notice which resulted in the closure of the North Mara TSF and shutdown of the processing plant for most of the third quarter of 2019.

a.

The results are on a 63.9% basis from January 1, 2018 to September 30, 2019 and on a 100% basis from October 1, 2019 onwards. As the GoT’s 16% free-carried interest is expected to be made effective as of January 1, 2020, our 2020 outlook represents our 84% share.

Cost of sales per ounce5 and total cash costs per ounce4 in 2019 were 20% and 7% higher, respectively, than the prior year mainly due to higher stripping costs expensed in the current period and an increase in provisions for supplies obsolescence, partly offset by the build-up of ore inventory stockpiles. All-in sustaining costs per ounce4 were 3% lower than the prior year due to a decrease in minesite sustaining capital expenditures driven by lower capitalized stripping costs on the back of lower strip ratios, partially offset by higher total cash costs per ounce4.

In 2019, capital expenditures decreased by 19% compared to the prior year mainly due to lower minesite sustaining capital expenditures. Lower minesite sustaining capital expenditures were attributed to reduced capitalized stripping costs driven by a lower strip ratio as mining entered the main ore zone of the Nyabirama open pit.

2019 compared to Outlook

Overall guidance for 2019 was previously only provided in relation to Acacia and not at the mine site level.

North Mara Environmental Issues

During 2019, the GoT issued two environmental protection orders and directions to Acacia’s North Mara mine in relation to alleged breaches of environmental regulations relating to seepage from and the discharge of a hazardous substance from the North Mara TSF. In March 2019, the GoT directed the North Mara mine to resolve an incident that resulted in the spillage of water into the local environment. On July 16, 2019, the NEMC issued the Prohibition Notice to North Mara Gold Mine Limited (the Tanzanian operating company of the North Mara mine), which ordered the North Mara mine to suspend operations at its TSF on July 20, 2019. NEMC cited the North Mara mine’s failure to contain and prevent seepage from the TSF as grounds for its issuance of the Prohibition Notice.

On September 17, 2019, following the submission of a detailed action plan to remediate issues related to the TSF and the implementation of remedial measures to contain the seepage from the TSF, the Prohibition Notice was lifted and North Mara was permitted to resume operations at the TSF.

Refer to note 36 to the Financial Statements for more information regarding this matter.

Financial Report 2019	87

MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Mines – Gold

Summary of Operating and Financial Data													For the three months ended
					12/31/19					9/30/19
	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)	[a]	All-in sustaining costs ($/oz)	[a]	Capital Expend- itures	[b]	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)	[a]	All-in sustaining costs ($/oz)	[a]	Capital Expend- itures	[b]

Kalgoorlie (50%)[c]	36	1,127	940		1,172		6		58	1,037	856		1,170		15

Tongon (89.7%)	61	1,476	803		867		3		62	1,396	793		869		4

Hemlo	54	1,632	1,091		1,380		15		49	1,083	953		1,280		15

Buzwagi[d]	28	1,235	1,144		1,169		0		18	1,292	1,202		1,220		0

Bulyanhulu[d]	9	1,293	752		909		1		6	1,288	729		769		1

Lagunas Norte[e]									33	1,661	1,327		1,422		0

a.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 107 to 132 of this MD&A.

b.	Includes both minesite sustaining and project capital expenditures.
c.

On November 28, 2019, we completed the sale of our 50% interest in Kalgoorlie in Western Australia to Saracen Mineral Holdings Limited for total cash consideration of $750 million. The transaction resulted in a gain of $408 million for the year ended December 31, 2019. The operating results reported for Kalgoorlie reflect the Company’s attributable share of Kalgoorlie’s results until the date of disposal.

d.	Formerly part of Acacia Mining plc. On September 17, 2019, Barrick acquired all of the shares of Acacia it did not own. Refer to note 4 to the Financial Statements for more information.
e.

As previously mentioned, as Lagunas Norte has transitioned to care and maintenance at the end of the third quarter of 2019, we have ceased to include the immaterial residual ounces in our production or non-GAAP cost metrics for this operation.

Kalgoorlie (50% basis), Australia

Gold production in the fourth quarter of 2019 for Kalgoorlie was 38% lower compared to the prior quarter, primarily due to the impact of the sale of our 50% interest in the Kalgoorlie mine on November 28, 2019. This was partially offset by higher recovery and throughput. Cost of sales per ounce5 in the fourth quarter of 2019 was 9% higher than the prior quarter mainly due to the impact of lower sales volume. In the fourth quarter of 2019, all-in sustaining costs per ounce4 was in line with the prior quarter as lower minesite sustaining capital expenditures was offset by higher total cash costs per ounce4.

Compared to our outlook, gold production in 2019 of 206 thousand ounces was below the guidance range of 260 to 280 thousand ounces, mainly due to the sale of our 50% interest in November 2019 and the exclusion zones put in place to safely manage the east and west walls of the pit as advised by Newmont (the operator during that time). Cost of sales per ounce5 of $1,062 was higher than the guidance range of $920 to $970 per ounce. Total cash costs per ounce4 and all-in sustaining costs per ounce4 of $873 and $1,183, respectively, were above the guidance ranges of $740 to $790 per ounce and $1,010 to $1,050 per ounce, respectively.

Tongon (89.7% basis), Côte d’Ivoire

Gold production for Tongon in the fourth quarter of 2019 was 2% lower than the prior quarter. Cost of sales per ounce5 in the fourth quarter of 2019 was 6% higher than the prior quarter as a result of higher depreciation expense, partially offset by lower direct mining costs. All-in sustaining costs per ounce4 in the fourth quarter of 2019 was in line with the prior quarter as both minesite sustaining capital expenditures on a per ounce basis and total cash costs per ounce4 were largely in line with the prior quarter.

Gold production in 2019 of 245 thousand ounces was slightly below the guidance range of 250 to 270 thousand ounces. Cost of sales per ounce5 of $1,469 was higher than the guidance range of $1,300 to $1,350 per ounce. Total cash costs per ounce4 and all-in sustaining costs per ounce4 of $787 and $844, respectively, were both slightly above the guidance range of $710 to $760 per ounce and $780 to $820 per ounce, respectively.

Hemlo, Ontario, Canada

Hemlo’s gold production in the fourth quarter of 2019 was 10% higher than the prior quarter primarily due to higher mill throughput, partially offset by lower grade. Cost of sales per ounce5 in the fourth quarter of 2019 was 51% higher than the prior quarter primarily due to higher direct mining costs and higher royalties driven by an increase in realized gold prices4. In the fourth quarter of 2019, all-in sustaining costs per ounce4 increased by 8% compared to the prior quarter due to higher total cash costs4 with sustaining capital expenditures in line with the prior quarter.

Gold production in 2019 of 213 thousand ounces was within the guidance range of 200 to 220 thousand ounces. Cost of sales per ounce5 of $1,137 and total cash costs per ounce4 of $904 were both above the guidance range of $890 to $940 per ounce and $765 to $815 per ounce, respectively. All-in sustaining costs per ounce4 of $1,140 was within the guidance range of $1,100 to $1,200 per ounce.

88	Barrick Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

Buzwagi, Tanzania

Gold production for Buzwagi in the fourth quarter of 2019 was 56% higher compared to the third quarter of 2019, primarily due to the acquisition of all of the shares that we did not own in Acacia on September 17, 2019, which resulted in an increase in our attributable production to 100% (previously 63.9%). Cost of sales per ounce5 in the fourth quarter of 2019 was 4% lower than the prior quarter, mainly due to lower maintenance and contractor services costs driven by the timing of process plant maintenance. All-in sustaining costs per ounce4 decreased by 4% compared to the prior quarter, primarily due to lower total cash costs per ounce4.

Overall guidance for 2019 was previously only provided in relation to Acacia and not at the minesite level.

Bulyanhulu, Tanzania

Gold production for Bulyanhulu in the fourth quarter of 2019 was 50% higher compared to the third quarter of 2019, primarily due to the acquisition of all of the shares that we did not own in Acacia on September 17, 2019, which resulted in an increase in our attributable production to 100% (previously 63.9%). Cost of sales per ounce5 in the fourth quarter of 2019 was largely in line with the prior quarter. All-in sustaining costs per ounce4 increased by 18% compared to the prior quarter, primarily due to the deferral of minesite sustaining capital expenditures to the fourth quarter following cash flow constraints experienced by Acacia in the prior quarter as a result of the Prohibition Notice at North Mara.

Overall guidance for 2019 was previously only provided in relation to Acacia and not at the minesite level.

Other Mines – Copper

Summary of Operating and Financial Data												For the three months ended
					12/31/19					9/30/19
	Copper production (millions of pounds)	Cost of sales ($/lb)	C1 cash costs ($/lb)	[a]	All-in sustaining costs ($/lb)	[a]	Capital Expend- itures	[b]	Copper production (millions of pounds)	Cost of sales ($/lb)	C1 cash costs ($/lb)[a]	All-in sustaining costs ($/lb)[a]	Capital Expend- itures[b]

Lumwana	63	2.22	2.10		3.41		37		65	2.04	1.83	3.66	37

Zaldívar (50%)	36	2.59	1.95		2.56		21		32	2.18	1.55	1.91	11

Jabal Sayid (50%)	18	1.47	1.29		1.78		7		15	1.63	1.42	1.65	4

a.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 107 to 132 of this MD&A.

b.	Includes both minesite sustaining and project capital expenditures.

Lumwana, Zambia

Copper production for Lumwana in the fourth quarter of 2019 was 3% lower than the prior quarter due to a slight decrease in throughput and grade, in line with plan. As previously announced, sales continued to be affected by a major refurbishment at one of the third-party smelters that processes a portion of the mine’s concentrate. The refurbishment was completed in January 2020. We are evaluating our opportunities with this third-party smelter to steadily sell the concentrate stockpiled during the refurbishment period through the course of the year. Cost of sales per pound5 in the fourth quarter of 2019 was 9% higher than the prior quarter primarily due to lower capitalized stripping. In the fourth quarter of 2019, all-in sustaining costs per pound4 decreased by 7% compared to the prior quarter, primarily due to lower minesite sustaining capital expenditures on a per ounce basis, partially offset by higher C1 cash costs per pound4.

Compared to our outlook, copper production in 2019 of 238 million pounds was near the high end of the guidance range of 210 to 240 million pounds. Cost of sales per pound5 and C1 cash costs per pound4 of $2.13 and $1.79, respectively, were both below the guidance range of $2.25 to $2.50 per pound and $1.80 to $2.10 per pound, respectively. All-in sustaining costs4 of $3.04 per pound was within the guidance range of $2.75 to $3.15 per pound.

Zaldívar (50% basis), Chile

Copper production for Zaldívar in the fourth quarter of 2019 was 13% higher than the prior quarter mainly due to higher throughput and grades as well as operational initiatives implemented to reduce leach pad lift heights and resting times between irrigation cycles to accelerate recoveries. Cost of sales per pound5 in the fourth quarter of 2019 was 19% higher than the prior quarter primarily due to costs associated with the settlement of labor contract negotiations and the social unrest offset partially by a weaker local currency. All-in sustaining costs per pound4 increased by 34% compared to the prior quarter primarily due to the impact of higher capitalized stripping and sustaining capital expenditures corresponding to budgeted purchases of spare parts for mine equipment and plant components.

Copper production in 2019 of 128 million pounds was close to the high end of the guidance range of 120 to 130 million pounds. All cost metrics were within the guidance ranges. Cost of sales per pound5 was $2.46 compared to $2.40 to $2.70 per pound. C1 cash costs per pound4 was $1.77, compared to $1.65 to $1.85 per pound, and all-in sustaining costs4 was $2.15, compared to $2.00 to $2.20 per pound.

Financial Report 2019	89

MANAGEMENT’S DISCUSSION AND ANALYSIS

Jabal Sayid (50% basis), Saudi Arabia

Jabal Sayid’s copper production in the fourth quarter of 2019 was 20% higher compared to the prior quarter, primarily due to an increase in underground mined tonnes after an improvement in availability from new equipment as well as better grades. Cost of sales per pound5 in the fourth quarter of 2019 was 10% lower than the prior quarter as a result of processing material with improved grade, combined with lower processing as well as general and administrative expenses. All-in sustaining costs per pound4 in the fourth quarter of 2019 increased by 8% when compared to the prior quarter, as lower total cash costs4 was outweighed by increased minesite sustaining capital expenditures primarily relating to the concentrate filter expansion project.

Copper production in 2019 of 66 million pounds exceeded the guidance range of 45 to 60 million pounds. All cost metrics were below the guidance range. Cost of sales per pound5 was $1.53 compared to $2.00 to $2.30 per pound. C1 cash costs per pound4 was $1.26, compared to $1.60 to $1.90 per pound, and all-in sustaining costs4 was $1.51, compared to $1.60 to $1.90 per pound.

Growth Project Updates

Goldrush Complex, Nevada, USA

At the Goldrush Complex, updated resource models were completed for Goldrush and Fourmile and will be used as the basis of the final feasibility study. No changes to Goldrush mineral reserves have been declared in 2019; these will be updated in 2020 upon completion of mine design changes within the feasibility study. The mineral resources have been updated based on the new models with Goldrush now reported as part of Cortez underground resources as it is our intention for the Goldrush mine to be run under Cortez management once in production. We have standardized our mineral resource reporting to be inclusive of mineral reserves and all underground mineral resources are now reported within $1,500 per ounce stope optimized shells. We believe this better reflects the global underground potential of the deposits at the prescribed resource gold price and includes internal dilution within these stope shapes and, as such, there are higher tonnes at lower grade within the resource declarations. Attributable underground mineral resources at Goldrush (61.5%) now stands at 26.3 million tonnes at 7.8 g/t for 6.6 million ounces in the indicated category and 4.8 million tonnes at 7.60 g/t for 1.2 million ounces in the inferred category. Fourmile (100%) inferred underground mineral resources increased to 5.4 million tonnes at 10.9 g/t for 1.9 million ounces. Fourmile resources continue to be reported separately as it has not yet been contributed to Nevada Gold Mines.

A geotechnical mining rock mass model was also completed in the fourth quarter of 2019 and this will be used together with the updated geological and resource models to update stope and development designs for the feasibility study. Work on a localized dewatering model commenced in November 2019 and is progressing well with recommendations expected in the first quarter of 2020.

Construction of the twin exploration declines at Goldrush continues to progress ahead of schedule and achieved 1,296 meters of total development, an improvement of 328 meters compared to the 986 meters that was budgeted for the fourth quarter of 2019. Overall progress status stands at 61% (from 46% as at the end of the third quarter of 2019) and the forecast decline completion date is now November 2020 (previously March 2021). As at December 31, 2019, we have spent $128 million (including $19 million in the fourth quarter of 2019) on the Goldrush project inclusive of the exploration declines (100% basis). The current capital estimate for the Goldrush project is approximately $1.0 billion (100% basis), subject to the completion of the updated Goldrush feasibility study.

Permitting activities are advancing on-track following our submission of a Plan of Operations to the Bureau of Land Management in September 2019. We continue to expect updated mine and feed schedules by the third quarter of 2020 and the final Goldrush feasibility study to be completed in the first quarter of 2021.

Turquoise Ridge Third Shaft, Nevada, USA12

Construction of the third shaft at Turquoise Ridge, which has a hoisting capacity of 5,500 tonnes per day, continues to advance according to schedule and within budget, with efforts in 2019 focused on surface civil works and shaft sinking. Major progress in the fourth quarter of 2019 focused around sinking-plant commissioning and the commencement of sinking activities. Shaft sinking commenced in early November and the shaft liner has advanced to a depth of 149 meters below collar. To date, we have spent $119 million (including $9 million in the fourth quarter of 2019) out of an estimated capital cost of approximately $300–$330 million (100% basis).

Pueblo Viejo Plant Expansion Study, Dominican Republic13

Studies remain supportive of a plant expansion at the Pueblo Viejo mine that could significantly increase throughput, allowing the mine to maintain average annual gold production of approximately 800,000 ounces after 2022 (100% basis).

Study work completed during the quarter resulted in a flowsheet adopting the upgrade of the existing autoclaves to “flash” (vaporize) additional water as the means of dissipating the extra heat from the higher sulfide feed to the pressure oxidation (POX) circuit. This involves additional high-pressure slurry pumps and recycle flash capability with thickening provided through an upgrade of existing facilities.

This oxidation solution provides for lower capital and operating costs compared to previously studied options. A new flotation circuit to enable higher sulfide feed for the oxidation circuit remains as previously proposed. Additional neutralization, flotation leach, limestone grinding and water treatment are also included in the new flowsheet. Fourth quarter debottlenecking studies identified a requirement for increased oxygen resulting in a revision of the oxygen plant design to 3,000 tonnes per day.

Block flow diagrams, process design criteria, process descriptions, process flow diagrams, and process and instrumentation drawings have been completed as have quantitative risk assessments during the fourth quarter of 2019. A preliminary operating and capital expenditure estimate, execution plan and schedule have been developed.

Work is also well advanced on the concept study for the management of additional tailings capacity to support the expansion of the process plant. In line with Pueblo Viejo’s environmental responsibility, baseline studies continue for the Environmental Impact Study for the process plant expansion.

Environmental Impact Studies are ongoing for additional tailings and waste rock management. Based on the advanced studies completed to date, we continue to progress our engineering and evaluation work towards a feasibility study for the process plant expansion and the proposed tailings storage facility.

Zaldívar Chloride Leach Project, Chile

Zaldívar is jointly owned by Antofagasta and Barrick and is operated by Antofagasta.

In December 2019, the Board of Compañía Minera Zaldívar approved the Chloride Leach Project. The capital cost of the project of $189 million (100% basis) consists of the cost of execution and commissioning as well as a joint venture board-controlled contingency provision. The project contemplates the construction of a chloride dosing system, an upgrade of the solvent extraction plant and the construction of additional washing ponds.

90	Barrick Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

Work will begin early in 2020, with 2022 expected to be the first full year of operation. Upon completion, the project is expected to increase copper recoveries by more than 10 percentage points through the addition of chlorides to the leach solution and with further potential upside in recoveries possible depending on the type of ore being processed. This process is based on a proprietary technology called CuproChlor® that was developed by Antofagasta at its Michilla operation, which had similar ore types to those that are processed at Zaldívar. Once completed and in full operation, the project is expected to increase production at Zaldívar by approximately 10–15 kilotonnes per annum of copper at lower operating costs over the remaining life of the mine.

Veladero Power Transmission Project, Chile-Argentina

In 2019, we commenced construction of an extension to the existing Pascua-Lama power transmission line to connect to the Veladero mine. When completed in the second half of 2020, the power transmission line will allow Veladero to convert to grid power exported from Chile and cease operating the current high-cost diesel generation power plant located at site. A power purchase price agreement was also executed during the fourth quarter of 2019 to supply power from renewable energy that will significantly reduce Veladero’s carbon footprint.

Exploration

Nevada Gold Mines, Nevada, USA14

Nevada Gold Mines land holdings encompass more than two million acres across some of the best endowed gold trends in North America. Consolidation of these lands and associated data is being leveraged to build camp-scale, unified geologic models. In 2019, significant modeling advances were made with camp-scale models created for the northern part of the Carlin Trend and Gold Quarry area. A preliminary geologic model of the consolidated Turquoise Ridge district was also completed in the fourth quarter of 2019.

During the fourth quarter of 2019, three diamond drill holes totaling 3,061 meters were completed across the Carlin Trend. A hole was completed within Little Boulder Basin at the end of the quarter. The hole intersected significant alteration and is the first of a series of framework holes to support target delineation in this area of extensive disturbance and post-mineral cover between Goldstrike and Leeville. One additional concept was tested to the south at Richmond Mountain during the quarter. The hole confirmed the geological interpretation. However, the alteration encountered was not encouraging.

At the Rain sub-district, noteworthy results from drilling completed in the second half of the year include two significant intercepts highlighting open-ended mineralization at two separate areas on this relatively underexplored portion of the southern Carlin Trend. The first hole (RAN-2355) intersected 6.1 meters at 8.52 g/t hosted in 130 meters of thick breccia overprinted by silicification and sulfidation altering a carbonate rock not traditionally considered a favorable host. The result validates potential for structurally controlled high-grade mineralization below the stratigraphic level of past exploration and production focus. The second hole evaluated potential along the northwest extension of the Rain fault corridor. The hole (RAN-2349) intersected 3.5 meters at 7.50 g/t about 600 meters south of the Rain fault and is open to the south and west. The potential of the Rain sub-district highlighted by these holes is a promising start to reinvigorating exploration in this target-rich area.

Heading into 2020, the Carlin Trend will become the most active exploration area in Barrick’s portfolio. Leveraging skills and knowledge from the recent success at Fourmile to make high-impact discoveries is the priority. To ensure effective target selection and testing, the program will continue to focus on building robust geologic understanding by relogging, mapping, sampling and drilling with data integrated into scale appropriate models.

At Turquoise Ridge, work towards unifying the geology model across this newly consolidated district is in progress. Merging of all available data is well advanced. Definition of the stratigraphic framework has prioritized marker unit identification with some success. A major relogging program will be advanced during the first quarter of 2020. The work will establish a more robust stratigraphic framework ahead of shifting focus to interpreting the structural framework necessary to delineating targets. Several target concepts have already emerged. These include an area of sparsely drilled favorable limestone host rock at the crest of a district-scale antiform cutting across the north end of the Twin Creeks Complex. The concept is supported by modeled geology and downhole geochemistry showing a vertically extensive auriferous and metal-rich plume. There are also several untested intersections of ore-controlling faults. These emerging targets will be prioritized together with additional concepts anticipated as the modeling and exploration effort matures.

Generative activities in Nevada have been reinvigorated with the consolidation of extensive data covering the Nevada Gold Mines area of interest. Regional scale modeling to link the major gold trends will begin early 2020. The effort will focus on delineating the Roberts Mountains thrust and underlying favorable carbonate rocks where cover conceals this priority targeting criteria across a vast area of interest.

Fourmile, Nevada, USA15

The discovery announced in the third quarter of 2019 was successfully followed up with a hole (FM19-14D) intersecting multiple discontinuous zones of high-grade mineralization over a vertical extent of 250 meters including 3.1 meters at 6.24 g/t, 7.5 meters at 9.22 g/t, 3.1 meters at 47.85 g/t, 3.7 meters at 86.19 g/t, 4.8 meters at 42.48 g/t, and 2.7 meters at 180.36 g/t. The discovery is located about a kilometer north of Fourmile in an area of sparse, 200 to 400 meter spaced, framework drill holes. Follow-up drilling will resume in the second quarter of 2020 following the winter break. Surface mapping and sampling were ongoing during the fourth quarter of 2019. Fieldwork continues to add value, even with target depths often exceeding a kilometer, by highlighting structural controls and geochemical leakage through barren bedrock cover as well as areas requiring framework drilling. Three widely spaced diamond drill holes totaling 4,292 meters were completed during the fourth quarter of 2019.

The focus in 2019 on aggressive advanced target testing resulted in more than doubling the inferred resource at Fourmile. To achieve this growth, a total of 43 new diamond drill holes totaling 40,712 meters were incorporated into geologic and resource models. The most significant addition was found at the intersection of the steeply west-dipping Anna fault identified from this season’s advanced targeting from the moderately west-dipping Sadler reverse fault and associated fold that has been a key targeting criterion for several seasons. Near this structural intersection, brecciated, metasomatized carbonate rock hosts high-grade mineralization. The zone remains open down-dip to the west as well as along strike. Follow-up drilling will resume in the first quarter of 2020. These new holes will also provide excellent platforms to continue building confidence in the resource by directionally drilling across west-dipping mineralization at a favorable orientation.

Financial Report 2019	91

MANAGEMENT’S DISCUSSION AND ANALYSIS

With rapid resource growth and the potential significant value associated with high-grade mineralization intersected to date, work supporting geotechnical, geo-metallurgical, hydrological and other characterizations of Fourmile have been initiated. Exploration and technical studies are closely coordinated to leverage as much value as possible from every drill hole. A Fourmile study team will be organized in the first quarter of 2020 to evaluate and de-risk the project. The team will ultimately deliver a feasibility study, key to strategic decisions associated with the project including its possible inclusion into Nevada Gold Mines.

Hemlo, Ontario, Canada

An airborne magnetic survey and surface trenching program was completed during the fourth quarter of 2019. Integrating results from both programs shows a positive correlation between gold and magnetic susceptibility west of the mine. Follow-up will be an important aspect of the 2020 exploration program. Drilling the down plunge extension of the C Zone to assess growth potential was ongoing through the quarter and will continue into 2020. The C-Zone represents most of the current resources and underground mill feed at Hemlo.

Pueblo Viejo, Dominican Republic

Drill testing of targets generated from the first integrated geological model and a renewed understanding on the controls to mineralization was the focus for the quarter. To the southeast of Mejita, a structural control to high grades was established and drill-tested; however, the favorable horizon has been eroded. To the east and northeast of Mejita, historic gold in soil anomalies grading +100ppb Au are in part coincident with the projection of a northeast ore controlling structure from the Moore Pit in an area coincident with newly mapped phreatomagmatic breccias. Drill testing intersected favorable alteration and results are pending. In the first quarter of 2020, we will be applying geophysical techniques to map potential concentrations of sulfides associated with mineralization at Arroyo Hondo and Arroyo del Rey; such surveys were historically successful at mapping sulfide association with the Monte Negro and Moore ore bodies.

Alturas-Del Carmen, Argentina

At Del Carmen, an updated mineral inventory was calculated for Rojo Grande which will contribute to further development studies for the Alturas project in 2020. Mineralization at Rojo Grande is at or near surface and could provide a source of early ore for potential development scenarios at Alturas. Finally, drill testing of four priority litho-structural targets in the Alturas-Del Carmen camp, incorporating newly defined high-grade controls to mineralization, has commenced in January 2020.

Veladero, Argentina

At Veladero, a large 3.5 x 2.5 km alteration system has been delineated at the Coiron prospect, located to the southwest of the open pits. Mapping and geophysics have identified many characteristics of our known high sulfidation epithermal deposits and suggests a dominantly preserved hydrothermal system. Drill testing has commenced in January 2020. Multiple other brownfields targets are advancing to delineation and drill testing.

Lagunas Norte, Peru

At Lagunas Norte, we completed structural mapping and deep penetrating geophysics which is delineating both oxide and sulfide targets. Encouragingly, the southern extension of the Lagunas Norte Fault has been redefined and opens up potential for further mineralization to the south of the deposit. A drill program has commenced in January 2020 to test this zone.

Drilling was also initiated at the end of the fourth quarter of 2019 on two targets within the district: La Capilla and Antonio Chuco. At La Capilla, outcropping oxide mineralization defined by channel sampling and drilling extends over a 400 m strike. A potential diatreme feeder has been defined, which may extend mineralization over a much larger area. Drilling will test the diatreme concept and delineate the footprint potential of oxide mineralization. This project is less than 10 km east of Lagunas Norte and could provide near-term oxide material. At Antonio Chuco, 20 km south of Lagunas Norte, surface sampling has identified gold mineralization in north-south oriented silicified structures which may also control the emplacement of breccia bodies.

Pascua-Lama, Chile and Argentina

Barrick’s intention is to update our geological understanding of the orebody as part of our strategy to bring Pascua-Lama to account. This process is expected to take a number of years to complete.

The focus in 2020 at Pascua-Lama will be on addressing the gaps identified in the geological and geo-metallurgical understanding of the orebody, building upon the improved 3D geology model completed in 2019. To support this, drilling over the next two summer seasons is being contemplated, which may drive further desktop studies. Additionally, a geological and geo-metallurgical drill program at the Penelope deposit of Lama has been budgeted for 2020. Column testing is also planned to assess the amenability of Penelope ore for heap leaching at Veladero.

Porgera, Papua New Guinea

Focus during the quarter was on designing a drill program targeting the potential mineralization expansion of the open pit, into the Wangima zone. Historical wide-spaced drill results, combined with preliminary geophysical survey responses and surface sampling, indicated the possibility of a continuation of stacked structurally controlled lenses extending along strike within an interpreted intrusive corridor. Barrick plans to execute an exploratory/infill drill program from both surface and underground platforms during 2020 and 2021. The program is geologically designed as multi-phase and will be calibrated as results become available, and the geology is confirmed. Preliminary results support the extension of both the intrusive corridor and repetition of stacked structures.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Bambadji, Senegal16

At Bambadji, follow-up drilling started testing saprolite anomalies defined through auger drilling under suppressive regolith along the multi-kilometer Gefa-Maliki corridor. Preliminary results confirm bedrock mineralization over the first target tested in the south of the corridor where drill intercepts from the first two RC lines returned 7.0 meters at 16.72 g/t, 30.0 meters at 1.06 g/t and 13.0 meters at 1.31 g/t. Mineralization is hosted within brecciated albitite and fine-medium grained sediments associated with silica, hematite +/- tourmaline and disseminated or patchy pyrite. Results are pending for an extra six lines testing three kilometers of strike length with geological observations suggesting a continuous system past the Gefa Main target and extending a further five kilometers north across the Maliki target, where drilling is currently confirming similar geological findings. Drilling at the Madina target located on the Gounkoto Domain Boundary extension confirmed weak mineralization along northeastern structures propagating within a competent albitite body, but which do not have the potential for economic mineralization. Auger drilling and IP surveys are underway in the northern half of the permit to identify new opportunities to be tested in the second quarter of 2020.

Loulo-Gounkoto, Mali17

At Yalea, step out drilling confirmed the extension of the Transfer Zone over an additional 320 meters towards the South with follow-up drilling planned in the first quarter of 2020 to extend this further. At Loulo 3, resource drilling was completed for the underground opportunity while exploration progressed to the north along the gap zone with Loulo 2, where initial observations show potential for a new open pit. New greenfield targets were generated along the Yalea structure and at the Yalea Ridge, with follow-up planned during the first quarter of 2020. At Gounkoto, exploration in the south of the deposit below the current pit intersected additional high-grade shoots. Follow-up work is planned in the first quarter of 2020 to define if they have the potential to be mined from underground. Exploration on the Faraba Trend has focused on a newly recognized structure which is thought to control mineralization over four kilometers across the Faraba complex. Elsewhere in Mali, generative work is in progress in the Kenieba-Kedougou Inlier and in Mali South with ground being reviewed.

Tongon, Côte d’Ivoire

At Nielle, drilling focused on testing gaps along the Badenou trend with limited success in identifying potential for additional satellite resources. Deeper holes are being drilled at the Mercator target to test the down-dip and plunge potential of higher grade shoots beneath the current pit shells. Sub-surface testing of priority targets in the license area is in progress with follow-up drilling planned in the first quarter of 2020 on the best targets. Following the completion of resource conversion drilling at Djinni, optimization work on the updated model returned positive results with the deposit potentially extending the Tongon life of mine by almost a year at the current production rate. A feasibility study is planned at Djinni in 2020 to bring the deposit into the mining schedule.

Regional Exploration, Côte d’Ivoire

Drilling has been completed across seven priority targets on the Sissedougou and Mankono permits. Results received to date confirm low- to medium-grade mineralization related to quartz veining hosted within or at the contact with intrusives. Auger drilling is planned to follow potential extensions to some historic targets beneath suppressive regolith in the north of Sissedougou, while soil sampling is covering a major structure in the northeast of the permit. At Boundiali, shallow drilling was completed on the first targets of the Syama corridor, while two more targets remain to be tested before drawing definitive conclusions on the corridor. In southeastern Côte d’Ivoire, stream sampling across the Ketesso area of interest is expected to be completed early in 2020 allowing for the definition of anomalous basins for follow-up.

Kibali, Democratic Republic of Congo18

At Kibali, KCD was the center of activities with further testing of the 12000 lode, a review of the 11000 lode for potential up and down-dip extensions and the start of a deep hole testing the KCD down-plunge extension. At Pakaka and Ikamva, model updates and optimizations are being conducted to assess the potential for underground opportunities following positive drill results received in the third quarter of 2019. Oere was also an area of focus for ounce delivery along the KZ North structure with a third phase of drilling currently in progress to test the potential at depth and along strike. Results to date indicate the potential of a small satellite resource at Oere.

North Mara and Bulyanhulu, Tanzania

The main focus during the quarter was the delivery of an updated geologic model for Gokona underground at North Mara. The new model shows mineralization controlled by rheologic contrasts in the broadly folded host stratigraphy. Mineralization typically occurs along volcanic andesite, intermediate dyke and meta-sediment contacts. Significant upside exists in areas of the system where previous drilling is sub-parallel to these folded contacts as well as along strike in both directions and in the footwall of the deposit. Going forward, takeaways from the new model will be applied to exploration along the highly prospective +20 km long Gokona mineralized trend. At Bulyanhulu, an updated geologic interpretation confirmed the exceptional geologic continuity of this system, as well as a near-surface target that has potential to host plunging shoots of higher grade mineralization.

Jabal Sayid, Kingdom of Saudi Arabia

At Jabal Sayid, target generation work continued through integration and interpretation of historic and new data from the remodeling of lodes 2 and 4. Drill testing of priority targets has started with the first hole investigating the extension of lode 4. To date, this hole has confirmed the continuity of the lithologic and alteration package host to the mineralization. Other brownfield and greenfield targets are being advanced to drill stage with priority targets testing planned for the second quarter of 2020.

Financial Report 2019	93

MANAGEMENT’S DISCUSSION AND ANALYSIS

Review of Financial Results

Revenue

($ millions, except
per ounce/pound	For the three
data in dollars)	months ended			For the years ended

	12/31/19	9/30/19	12/31/19	12/31/18	12/31/17

Gold 000s oz sold[a]	1,413	1,318	5,467	4,544	5,302

000s oz produced[a]	1,439	1,306	5,465	4,527	5,323

Market price ($/oz)	1,481	1,472	1,393	1,268	1,257

Realized price ($/oz)[b]	1,483	1,476	1,396	1,270	1,258

Revenue	2,758	2,585	9,186	6,600	7,631

Copper millions lbs sold[a]	91	65	355	382	405

millions lbs produced[a]	117	112	432	383	413

Market price ($/lb)	2.67	2.63	2.72	2.96	2.80

Realized price ($/lb)[b]	2.76	2.55	2.77	2.88	2.95

Revenue	82	45	393	512	608

Other sales	43	48	138	131	135

Total revenue	2,883	2,678	9,717	7,243	8,374

a.

Includes our equity share of gold ounces from Tanzania until September 30, 2019 (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience) and Pueblo Viejo and copper pounds from Zaldívar and Jabal Sayid. Also includes our equity share of gold ounces from Loulo-Gounkoto, Tongon, Kibali and Morila commencing January 1, 2019, the effective date of the Merger. Starting July 1, 2019, it also includes our 61.5% share of Nevada Gold Mines.

b.

Realized price is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 107 to 132 of this MD&A.

2019 gold production of 5.47 million ounces was at the upper end of the guidance range of 5.1–5.6 million ounces and 2019 copper production of 432 million pounds was above the guidance range of 375–430 million pounds.

Q4 2019 compared to Q3 2019

In the fourth quarter of 2019, gold revenues increased by 7% compared to the third quarter of 2019 primarily due to higher sales volume, combined with higher realized gold prices4. The average market price for the three-month period ended December 31, 2019 was $1,481 per ounce versus $1,472 per ounce for the prior quarter. During the fourth quarter of 2019, the gold price ranged from $1,446 per ounce to $1,525 per ounce and closed the quarter at $1,515 per ounce. Gold prices in the quarter were influenced by fluctuations in US Treasury rates and changes in expectations for US benchmark interest rates; movements in the US dollar; economic concerns as a result of global trade disputes; and net purchases from investors and the official sector.

In the fourth quarter of 2019, attributable gold production was 133 thousand ounces higher than the prior quarter, primarily due to the impact of the acquisition of all of the shares that we did not own of Acacia on September 17, 2019, which resulted in an increase in attributable production at North Mara, Bulyanhulu and Buzwagi to 100% (from 63.9%). This was combined with the resumption of operations at North Mara after the lifting of the Prohibition Notice late in the third quarter of 2019, higher throughput at Pueblo Viejo due to record sulfur tonnes oxidized following optimization work, partially offset by the sale of our 50% interest in Kalgoorlie (included in the Other category above) on November 28, 2019.

Copper revenues in the fourth quarter of 2019 increased by 82% compared to the prior quarter, primarily due to higher copper sales volume and higher realized copper prices4. The average market price in the fourth quarter of 2019 was $2.67 per pound versus $2.63 per pound in the prior quarter. In the fourth quarter of 2019, the realized copper price4 was higher than the market copper price as a result of the impact of positive provisional pricing adjustments recorded, whereas negative provisional pricing adjustments were recorded in the prior quarter. During the fourth quarter of 2019, the copper price ranged from $2.53 per pound to $2.84 per pound and closed the quarter at $2.79 per pound. Copper prices in the fourth quarter were positively influenced by progress on trade negotiations between the US and China and a further reduction in global stockpiles.

Attributable copper production in the fourth quarter of 2019 increased by 5 million pounds compared to the prior quarter, primarily due to higher throughput and grades at both Zaldívar and Jabal Sayid. In spite of a strong quarter on production, sales were negatively affected by a major refurbishment at one of the third-party smelters that processes a portion of Lumwana’s concentrate. The refurbishment was completed in January 2020. We are evaluating our opportunities with this third-party smelter to steadily sell the concentrate stockpiled during the refurbishment period through the course of the year.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

2019 compared to 2018

In 2019, gold revenues increased by 39% compared to the prior year primarily due to the inclusion of production from sites acquired as part of the Merger and due to the formation of Nevada Gold Mines, which commenced on July 1, 2019 and is consolidated and included in revenue at 100%. Excluding the impact of the Merger and the formation of Nevada Gold Mines, gold revenues were in line with the prior year as a decrease in gold sales volumes was largely offset by an increase in realized gold prices4. The average market gold price for 2019 was $1,393 per ounce versus $1,268 per ounce in the prior year.

In 2019, attributable gold production was 938 thousand ounces or 21% higher than the prior year. Excluding the impact of the Merger and the formation of Nevada Gold Mines, gold production for the year decreased by 383 thousand ounces or 8%, mainly due to lower grades mined and processed at Cortez as mining from CHOP was completed in the second quarter of 2019.

Copper revenues for 2019 were down 23% compared to the prior year due to lower realized copper prices4, combined with lower copper sales volume. Copper sales were adversely impacted by a major refurbishment at one of the third-party smelters that processes a portion of Lumwana’s concentrate. In 2019, the realized copper price4 was higher than the market copper price as a result of positive provisional pricing adjustments to copper sales that were subject to finalization in 2019. The 2018 realized copper price4 was lower than the market copper price as a result of negative provisional pricing adjustments, the opposite impact from the current year.

Attributable copper production for 2019 was 13% higher than the prior year, mainly due to the improvements in plant availability and efficiency implemented at Lumwana, as well as higher grade and throughput at Zaldívar following crusher and conveyor issues that occurred in the prior year period.

Production Costs

($ millions, except
per ounce/pound	For the three
data in dollars)	months ended			For the years ended

	12/31/19	9/30/19	12/31/19	12/31/18	12/31/17

Gold

Direct mining costs[a]	1,252	1,207	4,274	3,130	3,063

Depreciation	549	538	1,902	1,253	1,529

Royalty expense	85	79	308	196	206

Community relations	10	7	30	42	38

Cost of sales	1,896	1,831	6,514	4,621	4,836

Cost of sales ($/oz)[b]	1,046	1,065	1,005	892	794

Total cash costs ($/oz)[c]	692	710	671	588	526

All-in sustaining costs ($/oz)[c]	923	984	894	806	750

Copper

Direct mining costs	55	30	224	344	274

Depreciation	17	13	100	170	83

Royalty expense	8	5	34	39	38

Community relations	0	1	3	5	4

Cost of sales	80	49	361	558	399

Cost of sales ($/lb)[b]	2.26	2.00	2.14	2.40	1.77

C1 cash costs ($/lb)[c]	1.90	1.62	1.69	1.97	1.66

All-in sustaining costs ($/lb)[c]	2.82	2.58	2.52	2.82	2.34

a.	Includes mining and processing costs.
b.

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Tanzania until September 30, 2019 (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience) and 40% South Arturo from cost of sales (63.1% of South Arturo from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines)), divided by attributable gold ounces. The non-controlling interest of 20% Loulo-Gounkoto and 10.3% of Tongon is also removed from cost of sales and our proportionate share of cost of sales attributable to equity method investments (Kibali and Morila) is included commencing January 1, 2019, the effective date of the Merger. Also removes the non-controlling interest of 38.5% Nevada Gold Mines from cost of sales from July 1, 2019 onwards. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

c.

Total cash costs, C1 cash costs and all-in sustaining costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 107 to 132 of this MD&A.

Financial Report 2019	95

MANAGEMENT’S DISCUSSION AND ANALYSIS

Q4 2019 compared to Q3 2019

In the fourth quarter of 2019, cost of sales applicable to gold was 4% higher compared to the third quarter of 2019 as a result of increased sales volume. Our 45% interest in Kibali and 40% interest in Morila are equity accounted for and therefore we do not include their cost of sales in our consolidated gold cost of sales. On a per ounce basis, cost of sales applicable to gold5, after including our proportionate share of cost of sales at our equity method investees, and total cash costs4 were 2% and 3% lower, respectively, than the prior quarter primarily due to the impact of higher grade and throughput at Pueblo Viejo, partially offset by lower grades at Cortez as the remaining higher grade, low-cost stockpiles from CHOP were processed in the third quarter of 2019.

In the fourth quarter of 2019, gold all-in sustaining costs4 decreased by 6% on a per ounce basis compared to the prior quarter primarily due to lower total cash costs4 as discussed above, combined with lower general and administrative expenses and lower minesite sustaining capital expenditures.

In the fourth quarter of 2019, cost of sales applicable to copper was 63% higher than the prior quarter primarily due to higher copper sales volume at Lumwana as a result of our efforts to sell concentrate through other channels while the major refurbishment at one of the third-party smelters continued. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted for and therefore we do not include their cost of sales in our consolidated copper cost of sales. On a per pound basis, cost of sales applicable to copper5 and C1 cash costs4, after including our proportionate share of cost of sales at our equity method investees, increased by 13% and 17%, respectively, compared to the prior quarter primarily due to more stripping expenditures being expensed rather than capitalized at Zaldívar and Lumwana.

In the fourth quarter of 2019, copper all-in sustaining costs4, which have been adjusted to include our proportionate share of equity method investees, were 9% higher per pound than the prior quarter primarily reflecting higher C1 cash costs4, partially offset by lower minesite sustaining capital expenditures on a per pound sold basis.

2019 compared to 2018

2019 cost of sales applicable to gold5 was $1,005 per ounce compared to our guidance range of $940–$990 per ounce. In 2019, cost of sales applicable to gold was 41% higher than the prior year primarily due to increased sales volume resulting from the Merger and the formation of Nevada Gold Mines. Excluding the impact of the Merger and Nevada Gold Mines, cost of sales applicable to gold was 3% lower compared to the prior year, in line with the change in production after adjusting for the impact of the Merger and Nevada Gold Mines. On a per ounce basis, cost of sales applicable to gold5, after including our proportionate share of cost of sales at our equity method investees, was 13% higher than the prior year primarily due to higher depreciation on a per ounce basis as a result of the fair value increments applied to our interests in the legacy Randgold and Nevada Gold Mines operations. Total cash costs per ounce4 increased by 14% compared to the same prior year period primarily due to the impact of lower grades processed from Cortez and higher export duties and royalties at Veladero.

Gold total cash costs4 and all-in sustaining costs4 for 2019 were $671 and $894 per ounce, respectively, both within the guidance ranges of $650–$700 and $870–$920 per ounce. In 2019, gold all-in sustaining costs per ounce4 increased by 11% compared to the prior year primarily due to higher total cash costs4 as discussed above, combined with higher minesite sustaining capital expenditures on a per ounce basis, partially offset by lower general and administrative expenses.

2019 cost of sales applicable to copper5 and C1 cash costs4 were $2.14 and $1.69 per pound, both below our guidance ranges of $2.30–$2.70 and $1.70–$2.00 per pound, respectively. In 2019, cost of sales applicable to copper was 35% lower than the prior year, primarily due to the impact of lower copper sales volume at Lumwana, as sales were negatively affected by a major refurbishment at one of the third-party smelters that processes a portion of Lumwana’s concentrate. The refurbishment was completed in January 2020. We are evaluating our opportunities with this third-party smelter to steadily sell the concentrate stockpiled during the refurbishment period through the course of the year. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted for and therefore we do not include their cost of sales in our consolidated copper cost of sales. On a per pound basis, cost of sales applicable to copper5 and C1 cash costs4, after including our proportionate share of cost of sales at our equity method investees, decreased by 11% and 14%, respectively, compared to the prior year primarily due to the fundamental and sustainable improvements in plant availability and operational efficiency initiatives implemented at Lumwana.

2019 copper all-in sustaining costs4, which have been adjusted to include our proportionate share of equity method investments, were $2.52 per pound, at the lower end of our guidance range of $2.40–$2.90 per pound. Copper all-in sustaining costs4 were 11% lower than the prior year primarily reflecting the lower total C1 cash costs4, partially offset by higher minesite sustaining capital expenditures on a per pound basis.

96	Barrick Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital Expendituresa

($ millions)	For the three months ended			For the years ended
	12/31/19	9/30/19	12/31/19	12/31/18	12/31/17

Minesite sustaining[b]	394	406	1,320	968	1,116
Project capital expenditures[c]	46	96	370	425	280

Capitalized interest	6	0	11	7	0
Total consolidated capital expenditures	446	502	1,701	1,400	1,396

Attributable capital expenditures[d]	393	397	1,512	1,363	1,314

2019 Attributable capital expenditures guidance[d]			$1,400 to $1,700

a.	These amounts are presented on a 100% cash basis, except for attributable capital expenditures.
b.	Includes both minesite sustaining and mine development.
c.

Project capital expenditures (on an accrued basis until December 31, 2018, and on a cash basis thereafter) are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.

d.

These amounts are presented on the same basis as our guidance and include our 60% share of Pueblo Viejo and South Arturo (36.9% of South Arturo from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines), our 63.9% share of Tanzania until September 30, 2019 (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience) and our 50% share of Zaldívar and Jabal Sayid. Also includes our 80% share of Loulo-Gounkoto, 89.7% share of Tongon, 45% share of Kibali and 40% share of Morila commencing January 1, 2019, the effective date of the Merger. Starting July 1, 2019, it also includes our 61.5% share of Nevada Gold Mines.

Q4 2019 compared to Q3 2019

In the fourth quarter of 2019, total consolidated capital expenditures on a cash basis decreased by 11% compared to the third quarter of 2019, primarily due to lower project capital expenditures of 52%, combined with a decrease in minesite sustaining capital expenditures of 3%. Lower project capital expenditures are mainly attributed to Cortez due to decreases at the Cortez Hills Underground Rangefront project and the change in classification of the Crossroads open pit project. Crossroads transitioned to production status late in the third quarter of 2019 from pre-production prior to that. As such, lower project capital expenditures are attributable to this transition resulting in a change in the classification of capital expenditures from project to sustaining. The decrease in minesite sustaining capital expenditures is the result of lower stripping costs capitalized at Loulo-Gounkoto, partially offset by the change in classification of the Crossroads open pit project as discussed above.

2019 compared to 2018

In 2019, total consolidated capital expenditures on a cash basis increased by 22% compared to the prior year, primarily due to the impact of the sites acquired as part of the Merger and from Nevada Gold Mines, which commenced on July 1, 2019, and is consolidated and included at 100%. Excluding the impact of the Merger and the formation of Nevada Gold Mines, capital expenditures decreased by 4% mainly due to lower project capital expenditures at Cortez due to decreasing Crossroads dewatering activities and Rangefront project expenditures, while minesite sustaining capital expenditures remained in line with the prior year.

2019 compared to Outlook

Attributable capital expenditures for 2019 of $1,512 million were at the lower end of the guidance range of $1,400 to $1,700 million.

General and Administrative Expenses

($ millions)	For the three months ended			For the years ended

	12/31/19	9/30/19	12/31/19	12/31/18	12/31/17

Corporate administration[a]	26	39	148	212	201

Share-based compensation[b]	5	13	37	27	26

Tanzania[c]	0	16	27	26	21

General & administrative expenses	31	68	212	265	248

2019 General & administrative expenses guidance			~$200

a.

For the three months and year ended December 31, 2019, corporate administration costs include approximately $nil and $18 million, respectively, of severance costs (September 30, 2019: $3 million; 2018: $63 million; 2017: $3 million).

b.	Based on US$18.59 share price as at December 31, 2019 (September 30, 2019: US$17.33; 2018: US$13.54; 2017: $14.47) and excludes share-based compensation relating to Tanzania.
c.	Formerly known as Acacia Mining plc. This line includes severance costs of approximately $13 million and $15 million, for the three months and year ended December 31, 2019, respectively.

Q4 2019 compared to Q3 2019

In the fourth quarter of 2019, general and administrative expenses decreased by $37 million compared to the third quarter of 2019 primarily due to severance costs incurred by Tanzania resulting from the closure of Acacia’s London and Johannesburg offices that occurred in the prior quarter. This was combined with lower corporate administration expenses of $13 million mainly due to cost reductions and lower short-term incentive accruals during the quarter. This was further impacted by lower share-based compensation of $8 million mainly resulting from a more modest increase in our share price during the fourth quarter of 2019 compared to the increase in the prior quarter.

2019 compared to 2018

General and administrative expenses decreased by $53 million compared to the prior year due to lower corporate administration expenses attributed to the organizational reductions related to both the implementation of the decentralized operating model in the prior year and the Merger in the current period. This was partially offset by higher share-based compensation resulting from higher share prices compared to the prior year.

Financial Report 2019	97

MANAGEMENT’S DISCUSSION AND ANALYSIS

2019 compared to Outlook

Exclusive of severance costs of $33 million, general and administrative expenses were lower than guidance of ~$200 million. Corporate administration expenses of $130 million (excluding severances of $18 million) were below guidance of ~$140 million, highlighting the benefit of cost reduction activities during the year and the implementation of our flat, operationally focused, agile management structure.

Exploration, Evaluation and Project Costs

($ millions)	For the three months ended			For the years ended

	12/31/19	9/30/19	12/31/19	12/31/18	12/31/17

Global exploration and evaluation	33	34	143	121	126

Advanced project costs:
Pascua-Lama	11	13	49	77	122

Other	6	5	20	36	14

Corporate development	10	11	51	60	13

Business improvement and innovation	0	1	10	44	32

Minesite exploration and evaluation	24	22	69	45	47

Total exploration, evaluation and project expenses	84	86	342	383	354

2019 total E&E and project expenses guidance			$280 to $340

Q4 2019 compared to Q3 2019

Exploration, evaluation and project expenses for the fourth quarter of 2019 were in line with the prior quarter.

2019 compared to 2018

Exploration, evaluation and project costs for 2019 decreased by $41 million compared to the prior year. This was due to lower advanced project costs, primarily at Pascua-Lama, and lower business improvement and innovation costs as a result of digitization initiatives occurring in the prior year. This was partially offset by an increase in minesite exploration and evaluation expenses at Nevada Gold Mines and higher global exploration and evaluation expenses mainly due to the expansion project at Pueblo Viejo.

2019 compared to Outlook

Exploration, evaluation and project costs for 2019 were marginally above the top end of the guidance range of $280 to $340 million. This was due to higher exploration and evaluation expenditures, which were above the guidance range of $170 to $180 million, marginally offset by lower project expenditure, which was at the lower end of the $120 to $150 million range.

Finance Costs, Net

($ millions)	For the three months ended			For the years ended

	12/31/19	9/30/19	12/31/19	12/31/18	12/31/17

Interest expense[a]	104	112	435	452	511
Accretion	16	19	75	87	67
Loss on debt extinguishment	0	3	3	29	127
Interest capitalized	(6)	(3)	(14)	(9)	0
Other finance costs	5	(2)	1	1	0
Finance income	(13)	(4)	(31)	(15)	(14)

Finance costs, net	106	125	469	545	691

2019 finance costs, net guidance			$500 to $550

a.

For the three months and year ended December 31, 2019, interest expense includes approximately $28 million and $103 million, respectively, of non-cash interest expense relating to the gold and silver streaming agreements with Wheaton Precious Metals Corp. and Royal Gold, Inc. (September 30, 2019: $25 million; 2018: $98 million; 2017: $101 million).

Q4 2019 compared to Q3 2019

In the fourth quarter of 2019, net finance costs were 15% lower than the prior quarter, mainly due to an increase in finance income resulting from the unwinding of the discount related to a prepaid long-term royalty at Carlin which was recorded at its fair value on the formation of Nevada Gold Mines.

2019 compared to 2018

In 2019, net finance costs were 14% lower than the prior year primarily due to a decrease in loss on debt extinguishment and lower interest expense, both attributable to debt reductions we have made over the preceding 18 months. The loss on debt extinguishment in 2019 relates to the make-whole repurchase of the outstanding $248 million of principal of our 4.95% notes due 2020 in July 2019. For 2018, the loss on debt extinguishment relates to the make-whole repurchase of the remaining $629 million of principal on the 4.40% Notes due 2021 in July 2018, which also resulted in a decrease in interest expense compared to the prior year.

2019 compared to Outlook

Net finance costs for 2019 were below the guidance range of $500 to $550 million. This was due to higher finance income and lower accretion expense on our environmental rehabilitation provisions.

Additional Significant Statement of Income Items

($ millions)	For the three months ended			For the years ended

	12/31/19	9/30/19	12/31/19	12/31/18	12/31/17

Impairment charges (reversals)	(566)	(872)	(1,423)	900	(212)

Loss on currency translation	53	40	109	136	72

Other expense (income)	(1,282)	(1,852)	(3,100)	90	(799)

98	Barrick Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

Impairment Charges (Reversals)

($ millions)	For the three months ended			For the years ended

	12/31/19	9/30/19	12/31/19	12/31/18	12/31/17

	Post-tax (our share)	Post-tax (our share)	Post-tax (our share)	Post-tax (our share)	Post-tax (our share)

Asset impairments (reversals)

Lumwana	0	(663)	(663)	0	(259)

Pueblo Viejo	(277)	0	(277)	0	0

Pascua-Lama	296	0	296	(7)	407

Nevada Gold Mines	0	46	48	11	0

Lagunas Norte	0	11	12	405	2

Veladero	0	0	2	160	0

Equity method investments	0	0	0	30	0

Acacia exploration sites	0	0	0	17	0

Cerro Casale	0	0	0	0	(518)

Bulyanhulu	0	0	0	0	350

Golden Sunlight	0	0	0	0	2

Exploration sites	0	0	0	0	8

Other	3	4	14	29	1

Total asset impairment charges (reversals)	22	(602)	(568)	645	(7)

Goodwill Veladero	0	0	0	154	0

Total goodwill impairment charges	0	0	0	154	0

Tax effects and NCI	(588)	(270)	(855)	101	(205)

Total impairment charges (reversals)	(566)	(872)	(1,423)	900	(212)

Impairment Charges (Reversals)

Q4 2019 compared to Q3 2019

In the fourth quarter of 2019, net impairment charges were $22 million (net of tax and non-controlling interests) compared to reversals of $602 million (net of tax and non-controlling interests) in the prior quarter. The net impairment charge in the fourth quarter of 2019 mainly relates to a charge of $296 million (no tax impact) at Pascua-Lama, as we completed a study of the Pascua-Lama project and concluded that we do not have a plan that meets our investment criteria under our current assumptions. This was partially offset by net impairment reversals at Pueblo Viejo of $277 million net of tax and non-controlling interest ($865 million pre-tax and non-controlling interest), reflecting the progression of our engineering and evaluation work on the process plant expansion and additional tailings facility. In conjunction with the increase in the long-term gold price assumption, this has resulted in an improvement in the life of mine cash flows for the mine site. In the third quarter of 2019, the net impairment reversal relates to a reversal at Lumwana of $663 million net of tax ($947 million pre-tax), partially offset by impairments of land holdings and CHOP infrastructure assets at Cortez.

2019 compared to 2018

In 2019, we recognized $568 million (net of tax and non-controlling interests) of net impairment reversals for non-current assets. This was mainly at Lumwana: $663 million net of tax ($947 million pre-tax) as a result of significant reductions achieved in the current year in unit mining costs and improvements in plant availability reflected in our updated life of mine plan, combined with an increase in our long-term copper price assumption of $3.00 per pound from $2.85 per pound. In addition, we recognized $277 million net of tax and non-controlling interest ($865 million pre-tax and non-controlling interest) of net impairment reversals at Pueblo Viejo, reflecting the progression of our engineering and evaluation work on the process plant expansion and additional tailings facility in conjunction with the increase in the long-term gold price assumption. This was partially offset by net impairment charges of $296 million (no tax impact) at Pascua-Lama, as we completed a study of the Pascua-Lama project and concluded that we do not have a plan that meets our investment criteria under our current assumptions.

Refer to note 21 to the Financial Statements for a full description of impairment charges, including pre-tax amounts and sensitivity analysis.

Loss on Currency Translation

Q4 2019 compared to Q3 2019

Loss on currency translation in the fourth quarter of 2019 was $53 million compared to $40 million in the prior quarter. The increase was primarily due to the revaluation of a Zambian tax settlement, partially offset by lower unrealized foreign currency translation losses resulting from a modest depreciation of the Argentine peso in the current quarter versus a significant depreciation in the prior quarter.

This currency depreciation resulted in the revaluation of our peso denominated value-added tax receivable balances. During the fourth quarter of 2019, the Argentine peso continued to weaken versus the US dollar due in part to high inflation.

2019 compared to 2018

Loss on currency translation for 2019 decreased by $27 million compared to the prior year. The decrease was primarily due to continued unrealized foreign currency translation losses relating to the Argentine peso, but from a lower asset base in 2019 versus 2018. The peso has significantly depreciated in both periods and has revalued our peso denominated value-added tax receivable balances. After modest appreciation of the Argentine peso in the second quarter of 2019, the impact of inflation and political uncertainty in Argentina experienced in the third and fourth quarters of 2019 has driven a return to the general trend in recent years of a weakening peso versus the US dollar.

Other Expense (Income)

Q4 2019 compared to Q3 2019

In the fourth quarter of 2019, other income was $1,282 million compared to $1,852 million in the prior quarter. Other income in the fourth quarter of 2019 mainly relates to a $628 million gain on the de-recognition of the deferred revenue liability relating to our silver sale agreement with Wheaton Precious Metals Corp. Refer to note 29 to the Financial Statements for more information. Other income in the fourth quarter of 2019 also includes a gain of $408 million resulting from the sale of our 50% interest in Kalgoorlie, and a gain of $216 million on a settlement of customs duty and indirect taxes at Lumwana. Other income in the third quarter of 2019 mainly related to the gain on the remeasurement of Barrick’s 75% interest in Turquoise Ridge to fair value as a result of its contribution to Nevada Gold Mines. Refer to note 4 to the Financial Statements for more information.

Financial Report 2019	99

MANAGEMENT’S DISCUSSION AND ANALYSIS

2019 compared to 2018

Other income was $3,100 million in 2019 compared to an expense of $90 million in the prior year. In 2019, we recognized a gain of $1,886 million relating to the remeasurement of Barrick’s 75% interest in Turquoise Ridge to fair value as a result of its contribution to Nevada Gold Mines, and a $628 million gain on the de-recognition of the deferred revenue liability relating to our silver sale agreement with Wheaton Precious Metals Corp. This was further impacted by a gain of $408 million resulting from the sale of our 50% interest in Kalgoorlie, and a gain of $216 million on a settlement of customs duty and indirect taxes at Lumwana. In 2018, we recognized $68 million of litigation fees, which primarily consists of legal fees at Acacia, and the settlement of a dispute regarding a historical supplier contract acquired as part of the Equinox acquisition in 2011; $51 million of write-offs, which relates primarily to the write-off of a Western Australia long-term stamp duty receivable; and $13 million related to an insurance payment to our Porgera JV. This was partially offset by a $45 million gain on the sale of a non-core royalty asset at Acacia, and $24 million of insurance proceeds received at Kalgoorlie.

For a further breakdown of other expense (income), refer to note 9 to the Financial Statements.

Income Tax Expense

Income tax expense was $1,783 million in 2019. The underlying effective tax rate for ordinary income in 2019 was 34% after adjusting for the impact of the change in accounting for the Wheaton Precious Metals Corp. silver streaming agreement; the accounting gain on disposal of Turquoise Ridge; the profit on sale of Kalgoorlie; the net impact of foreign currency translation losses on deferred tax balances; the impact of impairment charges (reversals); the impact of debt extinguishment costs; the impact of asset sales and non-hedge derivatives; the impact of non-deductible foreign exchange losses; the impact of accruing for US withholding tax; and the impact of other expense adjustments. The unadjusted tax rate for income in 2019 was 28% of the loss before income taxes.

We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities to reflect changing expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. We have significant amounts of unrecognized deferred tax assets (e.g. for tax losses in Canada). Potential changes of any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods.

Reconciliation to Canadian Statutory Rate

For the years ended	12/31/19	12/31/18

At 26.5% statutory rate	1,684	(63)

Increase (decrease) due to:

Allowances and special tax deductions[a]	(129)	(59)

Impact of foreign tax rates[b]	(264)	(4)

Expenses not tax deductible	78	74

Impairment charges not recognized in deferred tax assets	45	168

Goodwill impairment charges not tax deductible	0	54

Net currency translation losses on deferred tax balances	43	41

Tax impact from pass-through entities and equity accounted investments	(140)	(15)

Current year tax losses not recognized in deferred tax assets	8	100

Sale of 50% interest in Kalgoorlie	12	0

De-recognition of deferred tax assets	4	814

United States adjustment to one-time toll charge	0	(49)

Adjustments in respect of prior years	(13)	3

Increase to income tax related contingent liabilities	21	0

Dominican Republic tax audit	0	42

Impact of tax rate changes	(35)	0

United States withholding taxes	30	(107)

Other withholding taxes	24	14

Mining taxes	412	184

Other items	3	1

Income tax expense	1,783	1,198

a.	We are able to claim certain allowances and tax deductions unique to extractive industries that result in a lower effective tax rate.
b.	We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate.

The more significant items impacting income tax expense in 2019 and 2018 include the following:

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. This is required in countries where tax is paid in local currency and accounts are prepared in local GAAP. The most significant balances are Argentine deferred tax liabilities. In 2019 and 2018, tax expense of $75 million and $41 million, respectively, primarily arose from translation losses due to the weakening of the Argentine peso against the US dollar. These translation losses are included within deferred tax expense (recovery). In 2019, deferred tax balances for legacy Randgold assets in Mali and Côte d’Ivoire required remeasurement at year end.

100	Barrick Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

De-recognition of Deferred Tax Assets

In the fourth quarter of 2018, we recorded a deferred tax expense of $673 million related to de-recognition of the deferred tax asset in Canada, and a deferred tax expense of $141 million related to de-recognition of the deferred tax asset in Peru. The de-recognition of the deferred tax asset in Canada follows the Merger and management’s focus on growing the business globally, particularly on our Tier One Gold Assets1 which are outside of Canada. This required us to reassess the level of repatriated earnings expected in Canada, and Canadian income thereon to support the deferred tax asset. The de-recognition of the deferred tax asset does not constrain our ability to use Canadian carry forward tax losses against future income in Canada; however, we did not expect to be able to use these losses in the foreseeable future as a result of the change in strategy in the fourth quarter of 2018. The de-recognition of the deferred tax asset in Peru in the fourth quarter of 2018 follows management’s review of expected future earnings. The associated impairment of inventory at Lagunas Norte was also driven by the change in the fourth quarter of 2018 in our expected approach to financing future reclamation activities in Peru. Based on these reviews in Canada and Peru, it was determined that the realization of these deferred tax assets was no longer probable.

United States Withholding Taxes

In the fourth quarter of 2018, primarily due to restructuring associated with the Merger, we concluded that going forward, we would reinvest our future undistributed earnings of our United States subsidiaries indefinitely. As a result of our reassessment, we recorded a deferred tax recovery of $107 million.

In 2019, we reassessed our intentions on the current and future undistributed earnings of our United States subsidiaries due to the formation of Nevada Gold Mines. Based on the free cash flow that we expect Nevada Gold Mines to generate, together with other factors, we concluded that it was no longer our intent to indefinitely reinvest our current and future undistributed earnings of our United States subsidiaries. Therefore in the fourth quarter of 2019, we recognized an increase in our income tax provisions in the amount of $30 million, representing withholding tax on undistributed United States earnings.

Framework for former Acacia Operations in Tanzania

On October 20, 2019, Barrick announced that it had reached an agreement with the Government of Tanzania (“GoT”) to settle all disputes between the GoT and the mining companies formerly operated by Acacia but now managed by Barrick. The final agreements were submitted to the Tanzanian Attorney General for review and legalization.

On January 24, 2020, Barrick announced that the Company had ratified the creation of Twiga at a signing ceremony with the President of Tanzania, formalizing the establishment of a joint venture between Barrick and the GoT and resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the previous concentrate export ban, effective immediately.

The terms of the signed agreement are consistent with those previously announced, including the payment of $300 million to settle all outstanding tax and other disputes (the “Settlement Payment”); the lifting of the concentrate export ban; the sharing of future economic benefits from the mines on a 50/50 basis; and a dispute resolution mechanism that provides for binding international arbitration. The 50/50 division of economic benefits will be maintained through an annual true-up mechanism, which will not account for the Settlement Payment.

The Settlement Payment will be paid in installments, with an initial payment of $100 million to the GoT following the resumption of mineral concentrate exports. Five subsequent annual payments of $40 million each will be made, starting on the first anniversary of the fulfillment of all conditions of the signed agreement, subject to certain cash flow conditions.

A tax provision of $128 million had been recorded prior to December 31, 2016 in respect of tax disputes related to Acacia. Of this amount, $70 million was recorded in 2016. In the third quarter of 2017, an additional amount of $172 million was recorded as current tax expense. See note 36 to the Financial Statements for further information with respect to these matters.

Zambian Tax Matters

The mining taxes assessed to the Lumwana Mine have contradicted the Development Agreement that was finalized between Lumwana Mining Company Limited (“LMC”) and the Government of Zambia on December 16, 2005. In 2015, the Company began to take steps to preserve its rights under the Development Agreement and started to engage in formal discussions with the government to redress historical tax issues relating to the Development Agreement. On October 3, 2018, a deed of settlement was signed by the Government of Zambia and LMC. The deed provided that, within 30 days of the deed, LMC shall file tax returns for 2012 through 2017, and the government shall have the right to conduct and complete an audit of the returns. The audit of these tax returns by the Zambian tax authority was completed in the fourth quarter of 2019 and we recorded a $50 million asset reflecting the final settlement of this matter. We also released historical accruals related to customs duty and indirect taxes resulting in a total of $216 million recognized in Other Income in 2019 (refer to note 9 to the Financial Statements for more information).

Financial Report 2019	101

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Condition Review

Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios and share amounts) As at December 31	2019	2018	2017

Total cash and equivalents	3,314	1,571	2,234

Current assets	3,573	2,407	2,450

Non-current assets	37,505	18,653	20,624

Total Assets	44,392	22,631	25,308

Current liabilities excluding short-term debt	2,001	1,625	1,688

Non-current liabilities excluding long-term debt[a]	7,028	5,883	6,130

Debt (current and long-term)	5,536	5,738	6,423

Total Liabilities	14,565	13,246	14,241

Total shareholders’ equity	21,432	7,593	9,286

Non-controlling interests	8,395	1,792	1,781

Total Equity	29,827	9,385	11,067

Total common shares outstanding (millions of shares)[b]	1,778	1,168	1,167

Key Financial Ratios:

Current ratio[c]	2.9:1	2.38:1	2.68:1

Debt-to-equity[d]	0.19:1	0.61:1	0.58:1

a.	Non-current financial liabilities as at December 31, 2019 were $5,559 million (2018: $6,201 million; 2017: $6,844 million).
b.	Total common shares outstanding do not include 0.3 million stock options.
c.

Represents current assets (excluding assets held-for-sale) divided by current liabilities (including short-term debt and excluding liabilities held-for-sale) as at December 31, 2019, December 31, 2018 and December 31, 2017.

d.	Represents debt divided by total shareholders’ equity (including minority interest) as at December 31, 2019, December 31, 2018, and December 31, 2017.

Balance Sheet Review

Total assets were $44.4 billion at December 31, 2019, approximately $21.8 billion higher than at December 31, 2018, primarily reflecting the impact of the sites acquired and asset values restated to fair value in connection with the formation of Nevada Gold Mines on July 1, 2019. These sites are consolidated at 100%. The increase in total assets also reflects the $7.9 billion Merger. Refer to note 4 to the Financial Statements for a summary of the purchase price allocations in relation to these transactions.

Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and our history of growth through acquisitions. Other significant assets include production inventories, indirect taxes recoverable and receivable, concentrate sales receivables, other government transaction and joint venture related receivables, and cash and equivalents.

Total liabilities at December 31, 2019 were $14.6 billion, approximately $1.3 billion higher than at December 31, 2018, also reflecting the impact of the formation of Nevada Gold Mines and the Merger. This was combined with the resulting increase in deferred income tax liabilities. Our liabilities are primarily comprised of debt, other non-current liabilities such as provisions and deferred income tax liabilities, and accounts payable.

Shareholders’ Equity

As at 2/4/2020	Number of shares

Common shares	1,777,926,611

Stock options	277,732

As a result of the Merger, 583,669,178 Barrick common shares were issued to the former Randgold shareholders. On September 17, 2019, we issued 24,836,670 common shares to the minority shareholders of Acacia in exchange for their shares in Acacia.

102	Barrick Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Position and Liquidity

Total cash and cash equivalents as at December 31, 2019 were $3.3 billion. Our capital structure comprises a mix of debt, non-controlling interest (primarily at Nevada Gold Mines) and shareholders’ equity. As at December 31, 2019, our total debt was $5.5 billion (debt net of cash and equivalents was $2.2 billion) and our debt-to-equity ratio was 0.19:1. This compares to debt as at December 31, 2018 of $5.7 billion (debt net of cash and cash equivalents was $4.2 billion), and a debt-to-equity ratio of 0.61:1.

On January 31, 2020, we completed a make-whole repurchase of the outstanding $337 million of principal of the 3.85% notes due 2022, which has reduced our total debt to approximately $5.2 billion subsequent to year end.

We currently have less than $40 million in debt due before 2021, and approximately $5 billion of our outstanding debt matures after 2032. In November 2019, we amended and restated the credit and guarantee agreement (the “Credit Facility”) with certain lenders, which requires such lenders to make available to us a credit facility of $3.0 billion or the equivalent amount in Canadian dollars. The Credit Facility, which is unsecured, currently has an interest rate of London Interbank Offered Rate (“LIBOR”) plus 1.25% on drawn amounts, and a commitment rate of 0.15% on undrawn amounts. As part of the amendment and restatement, the termination date of the Credit Facility was extended from January 2024 to January 2025. The Credit Facility is undrawn as at December 31, 2019.

In 2020, we have capital commitments of $155 million and expect to incur attributable sustaining and project capital expenditures of approximately $1,600 to $1,900 million in 2020 based on our guidance range on page 60. In 2020, we have $323 million in interest payments and other amounts as detailed in the table on page 105. In addition, we have contractual obligations and commitments of $473 million in purchase obligations for supplies and consumables. We expect to fund these commitments through operating cash flow, which is our primary source of liquidity, as well as existing cash balances.

Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market prices of gold, and to a lesser extent copper, are the primary drivers of our operating cash flow. Other options to enhance liquidity include further portfolio optimization and the creation of new joint ventures and partnerships; issuance of equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership; issuance of long-term debt securities in the public markets or to private investors (Moody’s and S&P currently rate Barrick’s outstanding long-term debt as investment grade, with ratings of Baa2 and BBB, respectively); and drawing on the $3.0 billion available under our undrawn Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing). The key financial covenant in our undrawn Credit Facility requires Barrick to maintain a net debt to total capitalization ratio of less than 0.60:1. Barrick’s net debt to total capitalization ratio was 0.07:1 as at December 31, 2019 (0.31:1 as at December 31, 2018).

Summary of Cash Inflow (Outflow)

($ millions)	For the three months ended			For the years ended

	12/31/19	9/30/19	12/31/19	12/31/18	12/31/17

Net cash provided by operating activities	875	1,004	2,833	1,765	2,065

Investing activities

Capital expenditures	(446)	(502)	(1,701)	(1,400)	(1,396)

Cash acquired in Merger	0	0	751	0	0

Divestitures	750	0	750	0	0

Cash received from equity method investments	113	72	217	0	0

Other	(55)	47	33	(94)	1,059

Total investing inflows (outflows)	362	(383)	50	(1,494)	(337)

Financing activities

Net change in debt[a]	(6)	(269)	(309)	(687)	(1,533)

Dividends[b]	(87)	(67)	(548)	(125)	(125)

Net (disbursements) funding to non-controlling interests	(236)	(31)	(281)	(84)	(126)

Other	1	(2)	(1)	(29)	(102)

Total financing inflows (outflows)	(328)	(369)	(1,139)	(925)	(1,886)

Effect of exchange rate	0	0	(1)	(9)	3

Increase (decrease) in cash and equivalents	909	252	1,743	(663)	(155)

a.

The difference between the net change in debt on a cash basis and the net change on the balance sheet is due to changes in non-cash charges, specifically the unwinding of discounts and amortization of debt issue costs.

b.

For the three months ended December 31, 2019, we declared and paid dividends in US dollars totaling $0.05 per share. For the year ended December 31, 2019, we declared and paid $0.13 and $0.20 per share to Barrick shareholders, respectively (September 30, 2019: declared and paid $0.04 per share; 2018: declared $0.19 per share and paid $0.12 per share; 2017: declared and paid $0.12 per share). Dividends paid for the year ended December 31, 2019 also includes $2.69 per share to Randgold shareholders (2018: nil; 2017: nil).

Financial Report 2019	103

MANAGEMENT’S DISCUSSION AND ANALYSIS

Q4 2019 compared to Q3 2019

In the fourth quarter of 2019, we generated $875 million in operating cash flow, compared to $1,004 million in the prior quarter. The decrease of $129 million was primarily due to an increase in interest paid as a result of the timing of payments on our long-term debt (generally paid semi-annually). This was partially offset by an increase in gold and copper sales volumes, higher gold and copper realized prices4, and lower gold cost of sales per ounce5.

Cash inflows from investing activities in the fourth quarter of 2019 were $362 million, compared to cash outflows of $383 million in the prior quarter. The increase was primarily due to the sale of our 50% interest in Kalgoorlie for cash consideration of $750 million.

Net financing cash outflows for the fourth quarter of 2019 amounted to $328 million, compared to $369 million in the prior quarter. The decrease of $41 million is primarily due to the make-whole repurchase of our 4.95% notes due 2020 in July 2019 occurring in the prior quarter. This was partially offset by an increase in disbursements to non-controlling interests.

2019 compared to 2018

In 2019, we generated $2,833 million in operating cash flow, compared to $1,765 million in the prior year. The increase of $1,068 million was primarily due to higher gold sales volume and higher gold realized prices4, partially offset by higher gold cost of sales per ounce5.

Cash inflows from investing activities for 2019 were $50 million compared to an outflow of $1,494 million in the prior year. The increase was primarily due to cash acquired of $751 million as a result of the Merger and total cash consideration received of $750 million relating to the sale of our 50% interest in Kalgoorlie. This was combined with dividends received and shareholder loan repayments from equity method investments of $217 million, and lower investment purchases of $155 million. The investing inflows more than offset an increase in capital expenditures in the current year.

Net financing cash outflows for 2019 amounted to $1,139 million, compared to $925 million in the prior year. The higher outflows are primarily due to increased dividend payments. This was due to the first quarter 2019 payment of dividends declared in the fourth quarter of 2018 by Barrick and Randgold of $67 million and $256 million, respectively. This was combined with an increase in dividends declared starting in the first quarter of 2019, reflecting Barrick’s profitability and financial strength and is in line with the commitment to shareholder returns when the Merger was announced. Net financing cash outflows were also impacted by an increase in disbursements to non-controlling interests, partially offset by lower debt repayments during the year.

Summary of Financial Instrumentsa

As at December 31, 2019

Financial Instrument	Principal/ Notional Amount	Associated Risks

Cash and equivalents	$ 3,314 million	◾ Interest rate ◾ Credit

Accounts receivable	$ 363 million	◾ Credit ◾ Market

Other investments	$ 258 million	◾ Market ◾ Liquidity

Accounts payable	$ 1,155 million	◾ Liquidity

Debt	$ 5,564 million	◾ Interest rate

Restricted share units	$ 43 million	◾ Market

Deferred share units	$ 9 million	◾ Market

a.	Refer to notes 25, 26 and 28 to the Financial Statements for more information regarding financial instruments, fair value measurements and financial risk management, respectively.

104	Barrick Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

COMMITMENTS AND CONTINGENCIES

Litigation and Claims

We are currently subject to various litigation proceedings as disclosed in note 36 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Contractual Obligations and Commitments

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of our financial liabilities and operating and capital commitments shown on an undiscounted basis:

	Payments due as at December 31, 2019

($ millions)	2020	2021	2022	2023	2024	2025 and thereafter	Total

Debt[a]

Repayment of principal[b]	14	7	337	0	0	5,109	5,467

Capital leases	25	15	12	8	5	32	97

Interest	323	321	314	307	306	4,445	6,016

Provisions for environmental rehabilitation[c]	169	174	193	176	143	2,103	2,958

Restricted share units	28	11	3	0	0	0	42

Pension benefits and other post-retirement benefits	27	7	7	7	6	99	153

Minimum royalty payments[d]	27	1	1	1	1	0	31

Purchase obligations for supplies and consumables[e]	473	229	142	142	142	553	1,681

Capital commitments[f]	155	111	37	27	31	22	383

Social development costs[g]	30	8	7	3	6	53	107

Deposit on Pascua-Lama silver sale agreement[h]	253	0	0	0	0	0	253

Total	1,524	884	1,053	671	640	12,416	17,188

a.

Debt and Interest – Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at December 31, 2019. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

b.

Repayment of principal – On January 31, 2020, we completed a make-whole repurchase of the outstanding $337 million of principal of the 3.85% notes due 2022. The $337 million of principal is included in the table above.

c.	Provisions for environmental rehabilitation – Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of provisions for environmental rehabilitation.
d.	Minimum royalty payments are related to continuing operations and are presented net of recoverable amounts.
e.	Purchase obligations for supplies and consumables – Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
f.	Capital commitments – Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
g.	Social development costs – Includes a commitment of $42 million ($28 million in 2020 and $14 million in 2025 and thereafter) related to the funding of a power transmission line in Argentina.
h.	Deposit on Pascua-Lama silver sale agreement – Relates to our silver sale agreement with Wheaton Precious Metals Corp. Refer to note 24 to the Financial Statements for more information.

Financial Report 2019	105

MANAGEMENT’S DISCUSSION AND ANALYSIS

Review of Quarterly Results

Quarterly Informationa

	2019				2018

($ millions, except where indicated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenues	2,883	2,678	2,063	2,093	1,904	1,837	1,712	1,790

Realized price per ounce – gold[b]	1,483	1,476	1,317	1,307	1,223	1,216	1,313	1,332

Realized price per pound – copper[b]	2.76	2.55	2.62	3.07	2.76	2.76	3.11	2.98

Cost of sales	1,987	1,889	1,545	1,490	1,577	1,315	1,176	1,152

Net earnings (loss)	1,387	2,277	194	111	(1,197)	(412)	(94)	158

Per share (dollars)[c]	0.78	1.30	0.11	0.06	(1.02)	(0.35)	(0.08)	0.14

Adjusted net earnings[b]	300	264	154	184	69	89	81	170

Per share (dollars)[b,c]	0.17	0.15	0.09	0.11	0.06	0.08	0.07	0.15

Operating cash flow	875	1,004	434	520	411	706	141	507

Cash capital expenditures	446	502	379	374	374	387	313	326

Free cash flow[b]	429	502	55	146	37	319	(172)	181

a.	Sum of all the quarters may not add up to the annual total due to rounding.
b.

Realized price, adjusted net earnings, adjusted net earnings per share and free cash flow are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 107 to 132 of this MD&A.

c.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Our recent financial results reflect our emphasis on cost discipline and growing operating cash flow. The positive free cash flow4 generated, combined with the proceeds from various divestitures, have allowed us to continually strengthen our balance sheet over the past two years.

In the fourth quarter of 2019, we recorded $22 million (net of tax and non-controlling interests) of net impairment charges, mainly relating to a charge at Pascua-Lama of $296 million, partially offset by a net impairment reversal at Pueblo Viejo of $277 million. We also recorded a $628 million gain on the de-recognition of the deferred revenue liability relating to our silver sale agreement with Wheaton Precious Metals Corp., a gain of $408 million resulting from the sale of our 50% interest in Kalgoorlie, and a gain of $216 million on a settlement of customs duty and indirect taxes at Lumwana. In the third quarter of 2019, net earnings and cash flows were impacted by the formation of Nevada Gold Mines and the commencement of the contribution of its operations to Barrick’s net earnings and cash flows. Net earnings in the third quarter of 2019 includes a $1.5 billion (net of tax effects) gain on remeasurement of Turquoise Ridge as a result of its contribution to Nevada Gold Mines and a $663 million (net of tax effects) impairment reversal at Lumwana. Starting in the first quarter of 2019, we had an increase in sales volume due to the Merger and the commencement of the contribution of Randgold’s operations to Barrick’s net earnings and cash flows. In the fourth quarter of 2018, we recorded $319 million (net of tax effects and non-controlling interests) of net asset impairments primarily relating to impairments of $160 million of non-current assets and $154 million of goodwill at the Veladero mine. We also recorded in the fourth quarter of 2018 an inventory impairment of $166 million at Lagunas Norte, which was included in cost of sales. In the third quarter of 2018, we recorded a $405 million impairment charge resulting from an asset impairment at Lagunas Norte.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Internal control over financial reporting is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting framework includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

Disclosure controls and procedures form a broader framework designed to provide reasonable assurance that other financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A and Barrick’s Annual Report. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

106	Barrick Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

There were no changes in the Company’s internal control over financial reporting during the fourth quarter of 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The management of Barrick, at the direction of our President and Chief Executive Officer and Senior Executive Vice-President, Chief Financial Officer, evaluated the effectiveness of the design and operation of internal control over financial reporting as of the end of the period covered by this report based on the framework and criteria established in Internal Control – Integrated Framework (2013)

as issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2019.

Barrick’s annual management report on internal control over financial reporting and the integrated audit report of Barrick’s auditors for the year ended December 31, 2019 will be included in Barrick’s 2019 Annual Report and its 2019 Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

IFRS Critical Accounting Policies and Accounting Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require Management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of certain financial assets, derivative contracts and post-retirement assets. Our significant accounting policies are disclosed in note 2 to the Financial Statements, including a summary of current and future changes in accounting policies.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 3 to the accompanying Financial Statements.

Non-GAAP Financial Performance Measures

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:

◾	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
◾	Acquisition/disposition gains/losses;
◾	Foreign currency translation gains/losses;
◾	Significant tax adjustments;
◾	Unrealized gains/losses on non-hedge derivative instruments; and
◾	Tax effect and non-controlling interest of the above items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivatives are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.

As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

Financial Report 2019	107

MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

	For the three months ended			For the years ended

($ millions, except per share amounts in dollars)	12/31/19	9/30/19	12/31/19	12/31/18	12/31/17

Net earnings (loss) attributable to equity holders of the Company	1,387	2,277	3,969	(1,545)	1,438

Impairment charges (reversals) related to long-lived assets[a]	(566)	(872)	(1,423)	900	(212)

Acquisition/disposition (gains) losses[b]	(414)	(1,901)	(2,327)	(68)	(911)

(Gain) loss on currency translation	53	40	109	136	72

Significant tax adjustments[c]	74	35	34	742	244

Other (income) expense adjustments[d]	(845)	53	(687)	366	178

Unrealized gains (losses) on non-hedge derivative instruments	0	1	0	1	(1)

Tax effect and non-controlling interest[e]	611	631	1,227	(123)	68

Adjusted net earnings	300	264	902	409	876

Net earnings (loss) per share[f]	0.78	1.30	2.26	(1.32)	1.23

Adjusted net earnings per share[f]	0.17	0.15	0.51	0.35	0.75

a.

Net impairment reversals for the current year primarily relate to non-current asset reversals at Pueblo Viejo, partially offset by impairment charges at Pascua-Lama in the fourth quarter of 2019. This was further impacted by non-current asset reversals at Lumwana in the third quarter of 2019. Net impairment charges for 2018 primarily relate to non-current asset impairments at Lagunas Norte and non-current asset and goodwill impairments at Veladero.

b.

Acquisition/disposition gains for the current year primarily relate to the gain on the sale of our 50% interest in Kalgoorlie in the fourth quarter of 2019 and the gain on the remeasurement of Turquoise Ridge to fair value as a result of its contribution to Nevada Gold Mines in the third quarter of 2019.

c.	Significant tax adjustments in 2018 primarily relate to the de-recognition of our Canadian and Peruvian deferred tax assets.
d.

Other expense adjustments for the current year primarily relate to the gain on the de-recognition of the deferred revenue liability relating to our silver sale agreement with Wheaton Precious Metals Corp. and the gain on a settlement of customs duty and indirect taxes at Lumwana, both occurring in the fourth quarter of 2019.

e.	Tax effect and non-controlling interest for the current year primarily relates to the impairment charges related to long-lived assets.
f.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow

Free cash flow is a measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.

Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS,

and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

	For the three months ended			For the years ended

($ millions)	12/31/19	9/30/19	12/31/19	12/31/18	12/31/17

Net cash provided by operating activities	875	1,004	2,833	1,765	2,065

Capital expenditures	(446)	(502)	(1,701)	(1,400)	(1,396)

Free cash flow	429	502	1,132	365	669

108	Barrick Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce are non-GAAP financial measures which are calculated based on the definition published by the World Gold Council (a market development organization for the gold industry comprised of and funded by 25 gold mining companies from around the world, including Barrick). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis.

Total cash costs start with our cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. All-in sustaining costs start with total cash costs and include sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.

Starting from the first quarter of 2019, we have renamed “cash costs” to “total cash costs” when referring to our gold operations. The calculation of total cash costs is identical to our previous calculation of cash costs with only a change in the naming convention of this non-GAAP measure.

All-in costs starts with all-in sustaining costs and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures (capital expenditures at new projects and discrete projects at existing operations intended to increase production capacity and will not benefit production for at least 12 months) and other non-sustaining costs (primarily non-sustaining leases, exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.

Starting from the first quarter of 2019, we have included sustaining capital expenditures and project capital expenditures on a cash basis instead of an accrual basis. As a result of adopting IFRS 16 Leases, the full lease amount is included in accrued capital expenditures on initial recognition. We believe that the change in capital expenditures from an accrual basis to a cash basis better reflects the timing of costs associated with our operations. The original World Gold Council (“WGC”) Guidance Note explicitly excluded certain financing activities from all-in sustaining costs and all-in costs. As a result of the new lease accounting standard, the WGC Guidance Note was updated to include both the principal and interest portion of the cash lease payment in the all-in sustaining costs and all-in cost metrics. We have updated our calculation accordingly. Prior periods have not been restated but would not be materially different.

We believe that our use of total cash costs, all-in sustaining costs and all-in costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.

Total cash costs per ounce, all-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

In addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations but does not reflect a reduction in costs for costs associated with other metal sales.

C1 cash costs per pound and all-in sustaining costs per pound are non-GAAP financial measures related to our copper mine operations. We believe that C1 cash costs per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and production taxes and non-routine charges as they are not direct production costs. All-in sustaining costs per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. All-in sustaining costs per pound includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties and production taxes, reclamation cost accretion and amortization and write-downs taken on inventory to net realizable value.

Financial Report 2019	109

MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

		For the three months ended			For the years ended

($ millions, except per ounce information in dollars)	Footnote	12/31/19	9/30/19	12/31/19	12/31/18	12/31/17

Cost of sales applicable to gold production		1,896	1,831	6,514	4,621	4,836

Depreciation		(549)	(538)	(1,902)	(1,253)	(1,529)

Cash cost of sales applicable to equity method investments		57	45	226	0	0

By-product credits		(43)	(48)	(138)	(131)	(135)

Realized (gains) losses on hedge and non-hedge derivatives	a	1	1	1	3	23

Non-recurring items	b	(22)	(4)	(55)	(172)	0

Other	c	(37)	(19)	(102)	(87)	(106)

Non-controlling interests	d	(326)	(339)	(878)	(313)	(299)

Total cash costs		977	929	3,666	2,668	2,790

General & administrative costs		31	68	212	265	248

Minesite exploration and evaluation costs	e	24	22	69	45	47

Minesite sustaining capital expenditures	f	394	406	1,320	975	1,109

Sustaining leases		4	5	27	0	0

Rehabilitation – accretion and amortization (operating sites)	g	7	28	65	81	64

Non-controlling interest, copper operations and other	h	(135)	(184)	(470)	(374)	(273)

All-in sustaining costs		1,302	1,274	4,889	3,660	3,985

Project exploration and evaluation and project costs	e	60	64	273	338	307

Community relations costs not related to current operations		0	1	2	4	4

Project capital expenditures	f	46	96	370	459	273

Rehabilitation – accretion and amortization (non-operating sites)	g	3	5	22	33	20

Non-controlling interest and copper operations and other	h	(28)	(46)	(105)	(21)	(21)

All-in costs		1,383	1,394	5,451	4,473	4,568

Ounces sold – equity basis (000s ounces)	i	1,413	1,318	5,467	4,544	5,302

Cost of sales per ounce	j,k	1,046	1,065	1,005	892	794

Total cash costs per ounce	k	692	710	671	588	526

Total cash costs per ounce (on a co-product basis)	k,l	712	735	689	607	544

All-in sustaining costs per ounce	k	923	984	894	806	750

All-in sustaining costs per ounce (on a co-product basis)	k,l	943	1,009	912	825	768

All-in costs per ounce	k	976	1,074	996	985	860

All-in costs per ounce (on a co-product basis)	k,l	996	1,099	1,014	1,004	878

a.	Realized (gains) losses on hedge and non-hedge derivatives

Includes realized hedge losses of $nil and $nil for the three months and year ended December 31, 2019, respectively (September 30, 2019: $nil; 2018: $4 million; 2017: $27 million), and realized non-hedge losses of $1 million and $1 million for the three months and year ended December 31, 2019, respectively (September 30, 2019: $1 million; 2018: gains of $1 million; 2017: gains of $4 million). Refer to note 5 to the Financial Statements for further information.

b.	Non-recurring items

Non-recurring items in 2019 relate to organizational restructuring. These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

c.	Other

Other adjustments for the three months and year ended December 31, 2019 include the removal of total cash costs and by-product credits associated with our Pierina mine, Golden Sunlight and Morila starting in the third quarter of 2019, and Lagunas Norte starting in the fourth quarter of 2019, which all are mining incidental ounces as they enter closure, of $35 million and $92 million, respectively (September 30, 2019: $19 million; 2018: $87 million; 2017: $108 million).

110	Barrick Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

d.	Non-controlling interests

Non-controlling interests include non-controlling interests related to gold production of $477 million and $1,306 million, respectively, for the three months and year ended December 31, 2019 (September 30, 2019: $506 million; 2018: $453 million; 2017: $454 million). Non-controlling interests include Pueblo Viejo and Tanzania until September 30, 2019 (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience). Starting January 1, 2019, the effective date of the Merger, non-controlling interests also include Loulo-Gounkoto and Tongon and starting July 1, 2019, it also includes Nevada Gold Mines. Refer to note 5 to the Financial Statements for further information.

e.	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite if it supports current mine operations and project if it relates to future projects. Refer to page 98 of this MD&A.

f.	Capital expenditures

Capital expenditures are related to our gold sites only and are presented on a 100% cash basis starting from January 1, 2019 and on a 100% accrued basis for 2018 and 2017. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are stripping at Rangefront declines, Cortez Crossroads, the Goldrush exploration declines, the Deep South Expansion, and construction of the third shaft at Turquoise Ridge. Refer to page 97 of this MD&A.

g.	Rehabilitation – accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provisions of our gold operations, split between operating and non-operating sites.

h.	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of our Tanzania operations until September 30, 2019 (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience) and Pueblo Viejo and South Arturo (63.1% of South Arturo from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines). Also removes the non-controlling interest of our Loulo-Gounkoto and Tongon operating segments commencing January 1, 2019, the effective date of the Merger, and of Nevada Gold Mines starting July 1, 2019. It also includes capital expenditures applicable to equity method investments. Figures remove the impact of Pierina, Golden Sunlight and Morila starting in the third quarter of 2019, and Lagunas Norte starting in the fourth quarter of 2019. The impact is summarized as the following:

($ millions)	For the three months ended			For the years ended

Non-controlling interest, copper operations and other	12/31/19	9/30/19	12/31/19	12/31/18	12/31/17

General & administrative costs	(3)	(22)	(58)	(104)	(21)

Minesite exploration and evaluation costs	(6)	(9)	(16)	(3)	(12)

Rehabilitation – accretion and amortization (operating sites)	(1)	(10)	(13)	(6)	(10)

Minesite sustaining capital expenditures	(125)	(143)	(383)	(261)	(230)

All-in sustaining costs total	(135)	(184)	(470)	(374)	(273)

Project exploration and evaluation and project costs	(14)	(12)	(54)	(16)	(17)

Project capital expenditures	(14)	(34)	(51)	(5)	(4)

All-in costs total	(28)	(46)	(105)	(21)	(21)

i.	Ounces sold – equity basis

Figures remove the impact of Pierina, Golden Sunlight and Morila starting in the third quarter of 2019, and Lagunas Norte starting in the fourth quarter of 2019, which are mining incidental ounces as the sites enter closure.

Financial Report 2019	111

MANAGEMENT’S DISCUSSION AND ANALYSIS

j.	Cost of sales per ounce

Figures remove the cost of sales impact of Pierina of $14 million and $113 million, respectively, for the three months and year ended December 31, 2019 (September 30, 2019: $28 million; 2018: $116 million; 2017: $174 million); starting in the third quarter of 2019, Golden Sunlight of $nil and $1 million, respectively, for the three months and year ended December 31, 2019 (September 30, 2019: $1 million; 2018: $nil; 2017: $nil) and Morila of $13 million and $23 million, respectively, for the three months and year ended December 31, 2019 (September 30, 2019: $10 million; 2018: $nil; 2017: $nil); and starting in the fourth quarter of 2019, Lagunas Norte of $26 million and $26 million, respectively, for the three months and year ended December 31, 2019 (September 30, 2019: $nil; 2018: $nil; 2017: $nil), which are mining incidental ounces as these sites enter closure. Cost of sales per ounce excludes non-controlling interest related to gold production. Cost of sales applicable to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Tanzania until September 30, 2019 (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience) and 40% South Arturo from cost of sales (63.1% of South Arturo from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines)), divided by attributable gold ounces. The non-controlling interest of 20% Loulo-Gounkoto and 10.3% of Tongon is also removed from cost of sales and our proportionate share of cost of sales attributable to equity method investments (Kibali and Morila) is included commencing January 1, 2019, the effective date of the Merger. Also removes the non-controlling interest of 38.5% Nevada Gold Mines from cost of sales from July 1, 2019 onwards.

k.	Per ounce figures

Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

l.	Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis remove the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended			For the years ended

	12/31/19	9/30/19	12/31/19	12/31/18	12/31/17

By-product credits	43	48	138	131	135

Non-controlling interest	(17)	(16)	(48)	(45)	(30)

By-product credits (net of non-controlling interest)	26	32	90	86	105

112	Barrick Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis, by operating segment

($ millions, except per ounce information in dollars)							For the three months ended 12/31/19

	Footnote	Carlin [a]	Cortez [b]	Turquoise Ridge [c]	Long Canyon [d]	Phoenix [d]	Nevada Gold Mines [e]	Hemlo	Pueblo Viejo	Veladero

Cost of sales applicable to gold production		436	202	155	55	86	934	87	189	82

Depreciation		(92)	(58)	(55)	(38)	(22)	(265)	(7)	(55)	(29)

By-product credits		0	0	(1)	0	(26)	(27)	0	(12)	(3)

Non-recurring items	f	(1)	0	0	0	0	(1)	(21)	(1)	0

Other		0	0	0	0	0	0	0	0	0

Non-controlling interests		(132)	(54)	(38)	(7)	(14)	(245)	0	(48)	0

Total cash costs		211	90	61	10	24	396	59	73	50

General & administrative costs		0	0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	g	8	3	1	3	1	16	0	0	1

Minesite sustaining capital expenditures	h	92	65	29	17	8	211	15	23	28

Sustaining leases		0	0	0	0	0	0	1	0	0

Rehabilitation – accretion and amortization (operating sites)	i	0	4	(1)	(1)	(2)	0	0	4	1

Non-controlling interests		(45)	(29)	(9)	(7)	(4)	(94)	0	(11)	0

All-in sustaining costs		266	133	81	22	27	529	75	89	80

Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0	6	0

Project capital expenditures	h	0	6	11	0	0	38	0	0	0

Non-controlling interests		0	(3)	(5)	0	0	(17)	0	(3)	0

All-in costs		266	136	87	22	27	550	75	92	80

Ounces sold – equity basis (000s ounces)		275	132	99	33	26	565	53	174	70

Cost of sales per ounce	j,k	975	945	971	1,026	2,025	1,038	1,632	660	1,138

Total cash costs per ounce	k	766	681	625	317	902	711	1,091	422	710

Total cash costs per ounce (on a co-product basis)	k,l	767	684	632	319	1,504	760	1,094	462	733

All-in sustaining costs per ounce	k	965	1,012	800	657	1,034	944	1,380	517	1,142

All-in sustaining costs per ounce (on a co-product basis)	k,l	966	1,015	807	659	1,636	993	1,383	557	1,165

All-in costs per ounce	k	965	1,039	863	657	1,034	982	1,384	525	1,142

All-in costs per ounce (on a co-product basis)	k,l	966	1,042	870	659	1,636	1,031	1,387	565	1,165

Financial Report 2019	113

MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)						For the three months ended 12/31/19

	Footnote	Porgera	Kalgoorlie [m]	Loulo- Gounkoto	Kibali	North Mara [n]	Tongon	Bulyanhulu	[n]	Buzwagi[n]

Cost of sales applicable to gold production		75	44	186	106	105	99	12		31

Depreciation		(12)	(6)	(73)	(52)	(35)	(45)	(5)		(2)

By-product credits		(1)	(1)	0	(1)	(1)	(1)	0		0

Non-recurring items	f	0	0	0	0	0	0	0		0

Other		0	0	0	0	0	0	0		0

Non-controlling interests		0	0	(22)	0	0	(6)	0		0

Total cash costs		62	37	91	53	69	47	7		29

General & administrative costs		0	0	0	0	0	0	0		0

Minesite exploration and evaluation costs	g	1	2	5	2	0	1	0		0

Minesite sustaining capital expenditures	h	11	6	46	9	15	3	1		0

Sustaining leases		1	0	0	1	0	1	0		1

Rehabilitation – accretion and amortization (operating sites)	i	(1)	1	1	0	1	0	0		0

Non-controlling interests		0	0	(11)	0	0	(1)	0		0

All-in sustaining costs		74	46	132	65	85	51	8		30

Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0		0

Project capital expenditures	h	0	0	1	0	1	0	1		0

Non-controlling interests		0	0	0	0	0	0	0		0

All-in costs		74	46	133	65	86	51	9		30

Ounces sold – equity basis (000s ounces)		82	39	144	89	103	59	9		26

Cost of sales per ounce	j,k	909	1,127	1,037	1,205	1,021	1,476	1,293		1,235

Total cash costs per ounce	k	757	940	631	608	675	803	752		1,144

Total cash costs per ounce (on a co-product basis)	k,l	765	943	631	611	687	805	805		1,161

All-in sustaining costs per ounce	k	894	1,172	917	740	830	867	909		1,169

All-in sustaining costs per ounce (on a co-product basis)	k,l	902	1,175	917	743	842	869	962		1,186

All-in costs per ounce	k	894	1,172	922	746	840	867	935		1,169

All-in costs per ounce (on a co-product basis)	k,l	902	1,175	922	749	852	869	988		1,186

114	Barrick Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)							For the three months ended 9/30/19

	Footnote	Carlin [a]	Cortez [b]	Turquoise Ridge [c]	Long Canyon [d]	Phoenix[d]	Nevada Gold Mines [e]	Hemlo	Pueblo Viejo	Veladero

Cost of sales applicable to gold production		445	170	168	46	68	897	55	181	72

Depreciation		(101)	(53)	(70)	(32)	(14)	(270)	(6)	(48)	(25)

By-product credits		(1)	(1)	(1)	0	(22)	(25)	(1)	(17)	(1)

Non-recurring items	f	0	0	0	0	0	0	(1)	0	0

Other		0	0	0	0	0	0	0	0	0

Non-controlling interests		(133)	(45)	(37)	(5)	(13)	(233)	0	(48)	0

Total cash costs		210	71	60	9	19	369	47	68	46

General & administrative costs		0	0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	g	5	2	2	3	0	12	0	0	1

Minesite sustaining capital expenditures	h	102	36	27	9	14	188	15	27	19

Sustaining leases		0	0	1	0	0	1	0	0	1

Rehabilitation – accretion and amortization (operating sites)	i	8	4	3	1	4	20	1	3	1

Non-controlling interests		(48)	(15)	(12)	(5)	(6)	(86)	0	(12)	0

All-in sustaining costs		277	98	81	17	31	504	63	86	68

Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0	0	0

Project capital expenditures	h	0	49	13	0	0	85	0	0	0

Non-controlling interests		0	(18)	(5)	0	0	(31)	0	0	0

All-in costs		277	129	89	17	31	558	63	86	68

Ounces sold – equity basis (000s ounces)		272	126	96	24	19	537	50	136	59

Cost of sales per ounce	j,k	1,007	829	1,077	1,170	2,186	1,027	1,083	807	1,243

Total cash costs per ounce	k	775	570	622	353	1,010	693	953	504	773

Total cash costs per ounce (on a co-product basis)	k,l	776	571	622	355	1,734	694	956	587	799

All-in sustaining costs per ounce	k	1,014	772	840	714	1,622	946	1,280	631	1,142

All-in sustaining costs per ounce (on a co-product basis)	k,l	1,015	773	840	716	2,346	947	1,283	714	1,168

All-in costs per ounce	k	1,014	1,020	927	714	1,622	1,048	1,280	636	1,142

All-in costs per ounce (on a co-product basis)	k,l	1,015	1,021	927	716	2,346	1,049	1,283	719	1,168

Financial Report 2019	115

MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)								For the three months ended 9/30/19

	Footnote	Porgera	Kalgoorlie	[m]	Lagunas Norte [o]	Loulo- Gounkoto	Kibali	North Mara [n]	Tongon	Bulyanhulu [n]	Buzwagi[n]

Cost of sales applicable to gold production		77	60		54	199	107	52	102	11	35

Depreciation		(11)	(10)		(5)	(76)	(57)	(17)	(44)	(5)	(2)

By-product credits		(1)	0		(2)	0	0	(1)	0	0	0

Non-recurring items	f	0	0		(3)	0	0	0	0	0	0

Other		0	0		0	0	0	0	0	0	0

Non-controlling interests		0	0		0	(25)	0	(13)	(6)	(2)	(12)

Total cash costs		65	50		44	98	50	21	52	4	21

General & administrative costs		0	0		0	0	0	0	0	0	0

Minesite exploration and evaluation costs	g	0	2		1	3	0	0	0	0	0

Minesite sustaining capital expenditures	h	14	15		0	60	13	14	4	0	0

Sustaining leases		1	1		0	2	0	0	1	0	0

Rehabilitation – accretion and amortization (operating sites)	i	(1)	0		2	0	0	1	0	0	0

Non-controlling interests		0	0		0	(13)	0	(5)	0	0	0

All-in sustaining costs		79	68		47	150	63	31	57	4	21

Project exploration and evaluation and project costs	g	0	0		0	0	0	0	0	0	0

Project capital expenditures	h	0	0		0	1	1	1	0	1	0

Non-controlling interests		0	0		0	(1)	0	0	0	0	0

All-in costs		79	68		47	150	64	32	57	5	21

Ounces sold – equity basis (000s ounces)		75	58		33	155	89	36	66	5	18

Cost of sales per ounce	j,k	1,024	1,037		1,661	1,018	1,187	907	1,396	1,288	1,292

Total cash costs per ounce	k	868	856		1,327	630	554	603	793	729	1,202

Total cash costs per ounce (on a co-product basis)	k,l	878	859		1,374	630	554	608	795	754	1,210

All-in sustaining costs per ounce	k	1,053	1,170		1,422	966	703	850	869	769	1,220

All-in sustaining costs per ounce (on a co-product basis)	k,l	1,063	1,173		1,469	966	703	855	871	794	1,228

All-in costs per ounce	k	1,053	1,170		1,422	971	717	886	869	866	1,220

All-in costs per ounce (on a co-product basis)	k,l	1,063	1,173		1,469	971	717	891	871	891	1,228

116	Barrick Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)						For the year ended 12/31/19

	Footnote	Carlin[a]	Cortez [b]	Turquoise Ridge [c]	Long Canyon [d]	Phoenix [d]	Nevada Gold Mines [e]	Hemlo	North America

Cost of sales applicable to gold production		1,310	751	425	101	154	2,741	247	2,988

Depreciation		(312)	(240)	(140)	(70)	(36)	(798)	(27)	(825)

By-product credits		(1)	(1)	(2)	0	(48)	(52)	(1)	(53)

Non-recurring items	f	(10)	0	0	0	0	(10)	(23)	(33)

Other		0	0	0	0	0	0	0	0

Non-controlling interests		(266)	(99)	(75)	(12)	(27)	(479)	0	(479)

Total cash costs		721	411	208	19	43	1,402	196	1,598

General & administrative costs		0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	g	17	8	4	6	1	36	1	37

Minesite sustaining capital expenditures	h	307	129	70	26	22	554	47	601

Sustaining leases		0	0	1	0	0	1	1	2

Rehabilitation – accretion and amortization (operating sites)	i	10	16	2	0	2	30	2	32

Non-controlling interests		(102)	(44)	(21)	(12)	(10)	(189)	0	(189)

All-in sustaining costs		953	520	264	39	58	1,834	247	2,081

Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0	0

Project capital expenditures	h	0	186	45	0	0	295	0	295

Non-controlling interests		0	(21)	(10)	0	0	(48)	0	(48)

All-in costs		953	685	299	39	58	2,081	247	2,328

Ounces sold – equity basis (000s ounces)		967	798	356	57	45	2,223	217	2,440

Cost of sales per ounce	j,k	1,004	762	846	1,088	2,093	924	1,137	943

Total cash costs per ounce	k	746	515	585	333	947	634	904	655

Total cash costs per ounce (on a co-product basis)	k,l	747	516	588	335	1,600	657	907	677

All-in sustaining costs per ounce	k	984	651	732	681	1,282	828	1,140	851

All-in sustaining costs per ounce (on a co-product basis)	k,l	985	652	735	683	1,935	851	1,143	873

All-in costs per ounce	k	984	854	834	681	1,282	938	1,141	953

All-in costs per ounce (on a co-product basis)	k,l	985	855	837	683	1,935	961	1,144	975

Financial Report 2019	117

MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)			For the year ended 12/31/19

	Footnote	Pueblo Viejo	Veladero	Porgera	Kalgoorlie [m]	Latin America & Asia Pacific

Cost of sales applicable to gold production		721	323	284	223	1,551

Depreciation		(196)	(115)	(42)	(38)	(391)

By-product credits		(61)	(8)	(3)	(1)	(73)

Non-recurring items	f	(2)	(1)	0	0	(3)

Other		0	0	0	0	0

Non-controlling interests		(187)	0	0	0	(187)

Total cash costs		275	199	239	184	897

General & administrative costs		0	0	0	0	0

Minesite exploration and evaluation costs	g	0	3	2	6	11

Minesite sustaining capital expenditures	h	107	91	45	52	295

Sustaining leases		0	2	3	4	9

Rehabilitation – accretion and amortization (operating sites)	i	10	5	(2)	3	16

Non-controlling interests		(47)	0	0	0	(47)

All-in sustaining costs		345	300	287	249	1,181

Project exploration and evaluation and project costs	g	8	0	0	0	8

Project capital expenditures	h	0	15	0	0	15

Non-controlling interests		(3)	0	0	0	(3)

All-in costs		350	315	287	249	1,201

Ounces sold – equity basis (000s ounces)		584	271	285	210	1,350

Cost of sales per ounce	j,k	747	1,188	994	1,062	937

Total cash costs per ounce	k	471	734	838	873	664

Total cash costs per ounce (on a co-product basis)	k,l	536	759	848	876	716

All-in sustaining costs per ounce	k	592	1,105	1,003	1,183	874

All-in sustaining costs per ounce (on a co-product basis)	k,l	657	1,130	1,013	1,186	926

All-in costs per ounce	k	600	1,162	1,003	1,183	885

All-in costs per ounce (on a co-product basis)	k,l	665	1,187	1,013	1,186	937

118	Barrick Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)					For the year ended 12/31/19

	Footnote	Loulo- Gounkoto	Kibali	North Mara [n]	Tongon	Bulyanhulu [n]	Buzwagi [n]	Africa & Middle East

Cost of sales applicable to gold production		751	403	310	402	45	138	2,049

Depreciation		(295)	(196)	(97)	(186)	(19)	(8)	(801)

By-product credits		0	(1)	(2)	(1)	(1)	(1)	(6)

Non-recurring items	f	0	0	0	0	0	0	0

Other		0	0	0	0	0	0	0

Non-controlling interests		(91)	0	(51)	(23)	(7)	(36)	(208)

Total cash costs		365	206	160	192	18	93	1,034

General & administrative costs		0	0	0	0	0	0	0

Minesite exploration and evaluation costs	g	12	3	0	3	0	0	18

Minesite sustaining capital expenditures	h	165	41	48	11	2	0	267

Sustaining leases		3	1	0	2	0	1	7

Rehabilitation – accretion and amortization (operating sites)	i	1	0	3	0	1	1	6

Non-controlling interests		(37)	0	(13)	(2)	(1)	0	(53)

All-in sustaining costs		509	251	198	206	20	95	1,279

Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0

Project capital expenditures	h	4	2	9	0	3	0	18

Non-controlling interests		(1)	0	(3)	0	(1)	0	(5)

All-in costs		512	253	204	206	22	95	1,292

Ounces sold – equity basis (000s ounces)		575	363	248	245	27	81	1,539

Cost of sales per ounce	j,k	1,044	1,111	953	1,469	1,207	1,240	1,126

Total cash costs per ounce	k	634	568	646	787	676	1,156	673

Total cash costs per ounce (on a co-product basis)	k,l	634	571	654	789	709	1,166	677

All-in sustaining costs per ounce	k	886	693	802	844	773	1,178	834

All-in sustaining costs per ounce (on a co-product basis)	k,l	886	696	810	846	806	1,188	838

All-in costs per ounce	k	891	701	824	846	840	1,178	842

All-in costs per ounce (on a co-product basis)	k,l	891	704	832	848	873	1,188	846

Financial Report 2019	119

MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)											For the year ended 12/31/18

	Footnote	Carlin [a]	Cortez [b]	Turquoise Ridge	[c]	Long Canyon	[d]	Phoenix	[d]	Nevada Gold Mines [e]	Hemlo	Golden Sunlight	[o]	Pueblo Viejo	Veladero

Cost of sales applicable to gold production		886	828	206						1,921	195	53		732	310

Depreciation		(262)	(386)	(28)						(677)	(18)	0		(185)	(121)

By-product credits		(1)	(1)	0						(2)	(1)	0		(90)	(8)

Non-recurring items	f	0	0	0						0	0	0		(2)	(4)

Other		0	0	0						0	0	0		2	0

Non-controlling interests		0	0	0						0	0	0		(183)	0

Total cash costs		623	441	178						1,242	176	53		274	177

General & administrative costs		0	0	0						0	0	0		0	0

Minesite exploration and evaluation costs	g	13	6	0						19	0	0		0	2

Minesite sustaining capital expenditures	h	195	65	20						280	42	3		145	143

Sustaining leases		0	0	0						0	0	0		0	0

Rehabilitation – accretion and amortization (operating sites)	i	5	25	1						31	4	3		10	1

Non-controlling interests		(10)	0	0						(10)	0	0		(62)	0

All-in sustaining costs		826	537	199						1,562	222	59		367	323

Project exploration and evaluation and project costs	g	0	0	0						6	0	0		0	0

Project capital expenditures	h	0	276	42						354	0	0		0	0

Non-controlling interests		0	0	0						0	0	0		0	0

All-in costs		826	813	241						1,922	222	59		367	323

Ounces sold – equity basis (000s ounces)		842	1,255	262						2,359	168	30		590	280

Cost of sales per ounce	j,k	1,054	659	783						814	1,157	1,755		750	1,112

Total cash costs per ounce	k	740	351	678						526	1,046	1,762		465	629

Total cash costs per ounce (on a co-product basis)	k,l	742	352	678						527	1,050	1,772		553	654

All-in sustaining costs per ounce	k	983	430	756						664	1,318	1,954		623	1,154

All-in sustaining costs per ounce (on a co-product basis)	k,l	985	431	756						665	1,322	1,964		711	1,179

All-in costs per ounce	k	983	649	916						814	1,320	1,954		623	1,154

All-in costs per ounce (on a co-product basis)	k,l	985	650	916						815	1,324	1,964		711	1,179

120	Barrick Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)									For the year ended 12/31/18

	Footnote	Porgera	Kalgoorlie	Lagunas Norte [o]	Loulo- Gounkoto	[p]	Kibali[p]	North Mara [n]	Tongon[p]	Bulyanhulu [n]	Buzwagi [n]	Morila	[o,p]

Cost of sales applicable to gold production		213	288	337				264		53	139

Depreciation		(42)	(52)	(46)				(62)		(24)	(3)

By-product credits		(2)	(2)	(13)				(2)		(1)	(1)

Non-recurring items	f	0	0	(166)				0		0	0

Other		0	0	0				0		0	0

Non-controlling interests		0	0	0				(72)		(10)	(49)

Total cash costs		169	234	112				128		18	86

General & administrative costs		0	0	0				0		0	0

Minesite exploration and evaluation costs	g	0	10	2				0		0	0

Minesite sustaining capital expenditures	h	62	26	20				74		3	4

Sustaining leases		0	0	0				0		0	0

Rehabilitation – accretion and amortization (operating sites)	i	(1)	4	25				2		1	1

Non-controlling interests		0	0	0				(27)		(1)	(2)

All-in sustaining costs		230	274	159				177		21	89

Project exploration and evaluation and project costs	g	0	0	0				0		0	0

Project capital expenditures	h	0	0	2				8		4	0

Non-controlling interests		0	0	0				(3)		(1)	0

All-in costs		230	274	161				182		24	89

Ounces sold – equity basis (000s ounces)		213	320	251				212		27	94

Cost of sales per ounce	j,k	996	899	1,342				795		1,231	939

Total cash costs per ounce	k	796	732	448				603		650	916

Total cash costs per ounce (on a co-product basis)	k,l	810	737	499				609		674	922

All-in sustaining costs per ounce	k	1,083	857	636				830		754	947

All-in sustaining costs per ounce (on a co-product basis)	k,l	1,097	862	687				836		778	953

All-in costs per ounce	k	1,083	857	644				855		848	947

All-in costs per ounce (on a co-product basis)	k,l	1,097	862	695				861		872	953

Financial Report 2019	121

MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)											For the year ended 12/31/17

	Footnote	Carlin [a]	Cortez [b]	Turquoise Ridge	[c]	Long Canyon	[d]	Phoenix	[d]	Nevada Gold Mines [e]	Hemlo	Golden Sunlight	[o]	Pueblo Viejo	Veladero [q]

Cost of sales applicable to gold production		889	980	159						2,028	193	55		730	410

Depreciation		(260)	(533)	(28)						(821)	(27)	(3)		(229)	(119)

By-product credits		(2)	(1)	0						(3)	(1)	0		(72)	(17)

Non-recurring items	f	0	0	0						0	0	0		0	0

Other		0	0	0						0	0	0		0	0

Non-controlling interests		(1)	0	0						(1)	0	0		(171)	0

Total cash costs		626	446	131						1,203	165	52		258	274

General & administrative costs		0	0	0						0	0	0		0	0

Minesite exploration and evaluation costs	g	10	6	0						16	0	0		0	3

Minesite sustaining capital expenditures	h	264	96	32						392	44	0		114	173

Sustaining leases		0	0	0						0	0	0		0	0

Rehabilitation – accretion and amortization (operating sites)	i	10	15	1						26	5	2		13	2

Non-controlling interests		(3)	0	0						(3)	0	0		(51)	0

All-in sustaining costs		907	563	164						1,634	214	54		334	452

Project exploration and evaluation and project costs	g	0	0	0						8	0	0		0	0

Project capital expenditures	h	0	198	4						228	5	1		0	0

Non-controlling interests		0	0	0						0	0	0		0	0

All-in costs		907	761	168						1,870	219	55		334	452

Ounces sold – equity basis (000s ounces)		868	1,489	222						2,579	196	41		637	458

Cost of sales per ounce	j,k	1,024	657	715						786	986	1,334		699	897

Total cash costs per ounce	k	721	300	589						467	841	1,265		405	598

Total cash costs per ounce (on a co-product basis)	k,l	723	301	589						468	846	1,270		475	636

All-in sustaining costs per ounce	k	1,045	380	733						634	1,092	1,329		525	987

All-in sustaining costs per ounce (on a co-product basis)	k,l	1,047	381	733						635	1,097	1,334		595	1,025

All-in costs per ounce	k	1,045	512	753						726	1,119	1,349		525	987

All-in costs per ounce (on a co-product basis)	k,l	1,047	513	753						727	1,124	1,354		595	1,025

122	Barrick Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)										For the year ended 12/31/17

	Footnote	Porgera	Kalgoorlie	Lagunas Norte [o]	Loulo- Gounkoto	[p]	Kibali	[p]	North Mara [n]	Tongon	[p]	Bulyanhulu [n]	Buzwagi [n]	Morila	[o,p]

Cost of sales applicable to gold production		239	292	245					223			142	104

Depreciation		(39)	(58)	(68)					(56)			(47)	(4)

By-product credits		(3)	(2)	(16)					(1)			(3)	(3)

Non-recurring items	f	0	0	0					0			0	0

Other		0	0	0					0			1	0

Non-controlling interests		0	0	0					(60)			(33)	(34)

Total cash costs		197	232	161					106			60	63

General & administrative costs		0	0	0					0			0	0

Minesite exploration and evaluation costs	g	1	9	4					0			0	0

Minesite sustaining capital expenditures	h	55	20	20					83			49	5

Sustaining leases		0	0	0					0			0	0

Rehabilitation – accretion and amortization (operating sites)	i	(2)	3	7					3			2	1

Non-controlling interests		0	0	0					(31)			(18)	(2)

All-in sustaining costs		251	264	192					161			93	67

Project exploration and evaluation and project costs	g	0	0	0					0			0	0

Project capital expenditures	h	0	0	5					10			1	0

Non-controlling interests		0	0	0					(4)			0	0

All-in costs		251	264	197					167			94	67

Ounces sold – equity basis (000s ounces)		253	362	397					207			69	103

Cost of sales per ounce	j,k	944	806	617					683			1,309	643

Total cash costs per ounce	k	781	642	405					509			848	600

Total cash costs per ounce (on a co-product basis)	k,l	791	647	446					513			872	616

All-in sustaining costs per ounce	k	993	729	483					773			1,319	632

All-in sustaining costs per ounce (on a co-product basis)	k,l	1,003	734	524					777			1,343	648

All-in costs per ounce	k	993	729	497					804			1,330	632

All-in costs per ounce (on a co-product basis)	k,l	1,003	734	538					808			1,354	648

a.

On July 1, 2019, Barrick’s Goldstrike and Newmont’s Carlin were contributed to Nevada Gold Mines and are now referred to as Carlin. As a result, the amounts presented represent Goldstrike on a 100% basis (including our 60% share of South Arturo) up until June 30, 2019, and the combined results of Carlin and Goldstrike (including our 60% share of South Arturo) on a 61.5% basis thereafter.

b.

On July 1, 2019, Cortez was contributed to Nevada Gold Mines, a joint venture with Newmont. As a result, the amounts presented are on a 100% basis up until June 30, 2019, and on a 61.5% basis thereafter.

c.

Barrick owned 75% of Turquoise Ridge through to the end of the second quarter of 2019, with our joint venture partner, Newmont, owning the remaining 25%. Turquoise Ridge was proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table are based on our 75% interest in Turquoise Ridge until June 30, 2019. On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge and Newmont’s Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines. Starting July 1, 2019, the results represent our 61.5% share of Turquoise Ridge and Twin Creeks, now referred to as Turquoise Ridge.

Financial Report 2019	123

MANAGEMENT’S DISCUSSION AND ANALYSIS

d.

These sites were acquired as a result of the formation of Nevada Gold Mines on July 1, 2019. The results for 2018 and 2017 did not form a part of the Barrick consolidated results as these sites were acquired as a result of the formation of Nevada Gold Mines. Therefore, no comparative figures are provided.

e.

Represents the combined results of Cortez, Goldstrike (including our 60% share of South Arturo) and our 75% interest in Turquoise Ridge until June 30, 2019. Commencing July 1, 2019, the date Nevada Gold Mines was established, the results represent our 61.5% interest in Cortez, Carlin (including Goldstrike and 60% of South Arturo), Turquoise Ridge (including Twin Creeks), Phoenix and Long Canyon.

f.	Non-recurring items
Non-recurring items in 2019 relate to organizational restructuring. These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

g.	Exploration and evaluation costs
Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 98 of this MD&A.

h.	Capital expenditures

Capital expenditures are related to our gold sites only and are presented on a 100% cash basis starting from January 1, 2019 and on a 100% accrued basis for 2018 and 2017. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are stripping at Rangefront declines, Cortez Crossroads, the Goldrush exploration declines, the Deep South Expansion, and construction of the third shaft at Turquoise Ridge. Refer to page 97 of this MD&A.

i.	Rehabilitation – accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

j.	Cost of sales per ounce

Cost of sales applicable to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Tanzania until September 30, 2019 (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience) and 40% South Arturo from cost of sales (63.1% of South Arturo from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines)), divided by attributable gold ounces. The non-controlling interest of 20% Loulo-Gounkoto and 10.3% of Tongon is also removed from cost of sales and our proportionate share of cost of sales attributable to equity method investments (Kibali and Morila) is included commencing January 1, 2019, the effective date of the Merger. Also removes the non-controlling interest of 38.5% Nevada Gold Mines from cost of sales from July 1, 2019 onwards.

k.	Per ounce figures
Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

l.	Co-product costs per ounce

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)									For the three months ended 12/31/19

	Carlin	[a]	Cortez	[b]	Turquoise Ridge	[c]	Long Canyon	[d]	Phoenix	[d]	Nevada Gold Mines	[e]	Hemlo		Pueblo Viejo		Veladero

By-product credits	0		0		1		0		26		27		0		12		3

Non-controlling interest	0		0		(1)		0		(9)		(10)		0		(6)		0

By-product credits (net of non-controlling interest)	0		0		0		0		17		17		0		6		3

($ millions)									For the three months ended 12/31/19

	Porgera		Kalgoorlie	[m]	Loulo- Gounkoto		Kibali		North Mara	[n]	Tongon		Bulyanhulu	[n]	Buzwagi	[n]

By-product credits	1		1		0		1		1		1		0		0

Non-controlling interest	0		0		0		0		0		0		0		0

By-product credits (net of non-controlling interest)	1		1		0		1		1		1		0		0

124	Barrick Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions)											For the three months ended 9/30/19

			Carlin	[a]	Cortez	[b]	Turquoise Ridge	[c]	Long Canyon	[d]	Phoenix	[d]	Nevada Gold Mines	[e]	Hemlo		Pueblo Viejo	Veladero

By-product credits			1		1		1		0		22		25		1		17	1

Non-controlling interest			0		0		0		0		(9)		(9)		0		(6)	0

By-product credits (net of non-controlling interest)			1		1		1		0		13		16		1		11	1

($ millions)											For the three months ended 9/30/19

			Porgera		Kalgoorlie	[m]	Lagunas Norte	[o]	Loulo- Gounkoto		Kibali		North Mara	[n]	Tongon		Bulyanhulu [n]	Buzwagi	[n]

By-product credits			1		0		2		0		0		1		0		0	0

Non-controlling interest			0		0		0		0		0		0		0		0	0

By-product credits (net of non-controlling interest)			1		0		2		0		0		1		0		0	0

($ millions)											For the year ended 12/31/19

			Carlin	[a]	Cortez	[b]	Turquoise Ridge	[c]	Long Canyon	[d]	Phoenix	[d]	Nevada Gold Mines	[e]	Hemlo		Pueblo Viejo	Veladero

By-product credits			1		1		2		0		48		52		1		61	8

Non-controlling interest			0		0		(1)		0		(18)		(19)		0		(24)	0

By-product credits (net of non-controlling interest)			1		1		1		0		30		33		1		37	8

($ millions)											For the year ended 12/31/19

			Porgera		Kalgoorlie	[m]	Loulo- Gounkoto		Kibali		North Mara	[n]	Tongon		Bulyanhulu	[n]	Buzwagi [n]

By-product credits			3		1		0		1		2		1		1		1

Non-controlling interest			0		0		0		0		0		0		0		0

By-product credits (net of non-controlling interest)			3		1		0		1		2		1		1		1

($ millions)											For the year ended 12/31/18

	Carlin	[a]	Cortez	[b]	Turquoise Ridge	[c]	Long Canyon	[d]	Phoenix	[d]	Nevada Gold Mines	[e]	Hemlo		Golden Sunlight	[o]	Pueblo Viejo	Veladero

By-product credits	1		1		0						2		1		0		90	8

Non-controlling interest	0		0		0						0		0		0		(37)	0

By-product credits (net of non- controlling interest)	1		1		0						2		1		0		53	8

Financial Report 2019	125

MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions)															For the year ended 12/31/18

	Porgera		Kalgoorlie		Lagunas Norte	[o]	Loulo- Gounkoto	[p]	Kibali	[p]	North Mara	[n]	Tongon	[p]	Bulyanhulu	[n]	Buzwagi	[n]	Morila	[o,p]

By-product credits	2		2		13						2		1		1

Non-controlling interest	0		0		0						(1)		0		0

By-product credits (net of non-controlling interest)	2		2		13						1		1		1

($ millions)															For the year ended 12/31/17

	Carlin	[a]	Cortez	[b]	Turquoise Ridge	[c]	Long Canyon	[d]	Phoenix	[d]	Nevada Gold Mines	[e]	Hemlo		Golden Sunlight	[o]	Pueblo Viejo		Veladero	[q]

By-product credits	2		1		0						3		1		0		72		17

Non-controlling interest	0		0		0						0		0		0		0		0

By-product credits (net of non- controlling interest)	2		1		0						3		1		0		72		17

($ millions)															For the year ended 12/31/17

	Porgera		Kalgoorlie		Lagunas Norte	[o]	Loulo- Gounkoto	[p]	Kibali	[p]	North Mara	[n]	Tongon	[p]	Bulyanhulu	[n]	Buzwagi[n]		Morila	[o,p]

By-product credits	3		2		16						1				3		3

Non-controlling interest	0		0		0						0				(1)		(2)

By-product credits (net of non- controlling interest)	3		2		16						1				2		1

m.  On November 28, 2019, we completed the sale of our 50% interest in Kalgoorlie in Western Australia to Saracen Mineral Holdings Limited for total cash consideration of $750 million. The transaction resulted in a gain of $408 million for the year ended December 31, 2019. The operating results reported for Kalgoorlie reflect the Company’s attributable share of Kalgoorlie’s results until the date of disposal.

n.  Formerly part of Acacia Mining plc. On September 17, 2019, Barrick acquired all of the shares of Acacia it did not own. Refer to note 4 to the Financial Statements for more information. The results are on a 63.9% basis until September 30, 2019 and on a 100% basis from October 1, 2019 onwards.

o.  With the end of mining at Lagunas Norte in the third quarter of 2019 and at Golden Sunlight and Morila in the second quarter of 2019 as previously reported, we have ceased to include production or non-GAAP cost metrics for these sites from October 1, 2019 and July 1, 2019, respectively, onwards.

p. The results for 2018 and 2017 did not form a part of the Barrick consolidated results as these sites were acquired as a result of the Merger. Therefore, no comparative figures are provided.

q. On June 30, 2017, we sold 50% of Veladero; therefore, these represent results on a 100% basis from January 1 to June 30, 2017 and on a 50% basis from July 1, 2017 onwards.

126	Barrick Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

	For the three months ended			For the years ended

($ millions, except per pound information in dollars)	12/31/19	9/30/19	12/31/19	12/31/18	12/31/17

Cost of sales	80	49	361	558	399

Depreciation/amortization	(17)	(13)	(100)	(170)	(83)

Treatment and refinement charges	25	18	99	144	157

Cash cost of sales applicable to equity method investments	94	59	288	281	245

Less: royalties and production taxes[a]	(9)	(5)	(35)	(44)	(38)

By-product credits	(1)	(3)	(9)	(6)	(5)

Other	0	0	(5)	(11)	0

C1 cash cost of sales	172	105	599	752	675

General & administrative costs	3	5	19	28	12

Rehabilitation – accretion and amortization	7	2	15	16	12

Royalties and production taxes	9	5	35	44	38

Minesite exploration and evaluation costs	2	1	6	4	6

Minesite sustaining capital expenditures	60	48	215	220	204

Sustaining leases	3	0	5	0	0

Inventory write-downs	0	0	0	11	0

All-in sustaining costs	256	166	894	1,075	947

Pounds sold – consolidated basis (millions pounds)	91	65	355	382	405

Cost of sales per pound[b,c]	2.26	2.00	2.14	2.40	1.77

C1 cash costs per pound[b]	1.90	1.62	1.69	1.97	1.66

All-in sustaining costs per pound[b]	2.82	2.58	2.52	2.82	2.34

a.

For the three months and year ended December 31, 2019, royalties and production taxes include royalties of $8 million and $34 million, respectively (September 30, 2019: $5 million, 2018: $39 million and 2017: $38 million).

b.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
c.

Cost of sales per pound related to copper is calculated using cost of sales including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds sold (including our proportionate share of copper pounds sold from our equity method investments).

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis, by operating site

				For the three months ended

	12/31/19			9/30/19

($ millions, except per pound information in dollars)	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid

Cost of sales	104	80	22	57	49	24

Depreciation/amortization	(26)	(17)	(7)	(17)	(13)	(5)

Treatment and refinement charges	0	20	5	0	14	4

Less: royalties and production taxes[a]	0	(9)	0	0	(5)	0

By-product credits	0	0	(1)	0	0	(3)

Other	0	0	0	0	0	0

C1 cash cost of sales	78	74	19	40	45	20

Rehabilitation – accretion and amortization	4	3	0	0	2	0

Royalties and production taxes	0	9	0	0	5	0

Minesite exploration and evaluation costs	2	0	0	1	0	0

Minesite sustaining capital expenditures	16	37	7	7	37	4

Sustaining leases	3	0	0	0	0	0

Inventory write-downs	0	0	0	0	0	0

All-in sustaining costs	103	123	26	48	89	24

Pounds sold – consolidated basis (millions pounds)	40	36	15	26	24	15

Cost of sales per pound[b,c]	2.59	2.22	1.47	2.18	2.04	1.63

C1 cash costs per pound[b]	1.95	2.10	1.29	1.55	1.83	1.42

All-in sustaining costs per pound[b]	2.56	3.41	1.78	1.91	3.66	1.65

Financial Report 2019	127

MANAGEMENT’S DISCUSSION AND ANALYSIS

					For the years ended December 31

	12/31/19			12/31/18			12/31/17
($ millions, except per pound information in dollars)	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid

Cost of sales	307	361	93	261	558	98	243	396	75

Depreciation/amortization	(86)	(100)	(27)	(59)	(170)	(19)	(55)	(83)	(17)

Treatment and refinement charges	0	80	19	0	125	19	0	144	14

Less: royalties and production taxes[a]	0	(35)	0	0	(39)	(5)	0	(38)	0

By-product credits	0	0	(9)	0	0	(6)	0	0	(5)

Other	0	(5)	0	0	(11)	0	0	0	0

C1 cash cost of sales	221	301	76	202	463	87	188	419	67

Rehabilitation – accretion and amortization	5	10	0	0	16	0	0	12	0

Royalties and production taxes[a]	0	35	0	0	39	5	0	38	0

Minesite exploration and evaluation costs	6	0	0	2	2	0	4	2	0

Minesite sustaining capital expenditures	34	166	15	49	154	17	58	123	23

Sustaining leases	3	2	0	0	0	0	0	0	0

Inventory write-downs	0	0	0	0	11	0	0	0	0

All-in sustaining costs	269	514	91	253	685	109	250	594	90

Pounds sold – consolidated basis (millions pounds)	125	169	61	103	222	57	113	253	39

Cost of sales per pound[b,c]	2.46	2.13	1.53	2.55	2.51	1.73	2.15	1.57	1.90

C1 cash costs per pound[b]	1.77	1.79	1.26	1.97	2.08	1.53	1.66	1.66	1.70

All-in sustaining costs per pound[b]	2.15	3.04	1.51	2.47	3.08	1.92	2.21	2.35	2.30

a.

For the three months and year ended December 31, 2019, royalties and production taxes include royalties of $8 million and $34 million, respectively (September 30, 2019: $5 million; 2018: $39 million and 2017: $38 million, respectively).

b.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
c.

Cost of sales per pound applicable to copper is calculated using cost of sales including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds sold (including our proportionate share of copper pounds sold from our equity method investments).

128	Barrick Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:

◾	Income tax expense;
◾	Finance costs;
◾	Finance income; and
◾	Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; other expense adjustments; and unrealized gains on non-hedge derivative instruments. We also remove the impact of the income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. We believe these items provide a greater level of consistency with the adjusting items included in our Adjusted Net Earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our full business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented.

EBITDA and adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

	For the three months ended			For the years ended
($ millions)	12/31/19	9/30/19	12/31/19	12/31/18	12/31/17

Net earnings (loss)	1,776	2,435	4,574	(1,435)	1,516

Income tax expense	784	791	1,783	1,198	1,231

Finance costs, net[a]	90	106	394	458	624

Depreciation	572	559	2,032	1,457	1,647

EBITDA	3,222	3,891	8,783	1,678	5,018

Impairment charges (reversals) of long-lived assets[b]	(566)	(872)	(1,423)	900	(212)

Acquisition/disposition (gains)/losses[c]	(414)	(1,901)	(2,327)	(68)	(911)

Foreign currency translation (gains)/losses	53	40	109	136	72

Other (income) expense adjustments[d]	(845)	53	(687)	336	51

Unrealized gains on non-hedge derivative instruments	0	1	0	1	(1)

Income tax expense, net finance costs[a], and depreciation from equity investees	112	85	378	97	98

Adjusted EBITDA	1,562	1,297	4,833	3,080	4,115

a.	Finance costs exclude accretion.
b.

Net impairment reversals for the current year primarily relate to non-current asset reversals at Pueblo Viejo, partially offset by impairment charges at Pascua-Lama in the fourth quarter of 2019. This was further impacted by non-current asset reversals at Lumwana in the third quarter of 2019. Net impairment charges for 2018 primarily relate to non-current asset impairments at Lagunas Norte and non-current asset and goodwill impairments at Veladero.

c.

Acquisition/disposition gains for the current year primarily relate to the gain on the sale of our 50% interest in Kalgoorlie in the fourth quarter of 2019 and the gain on the remeasurement of Turquoise Ridge to fair value as a result of its contribution to Nevada Gold Mines in the third quarter of 2019.

d.

Other expense adjustments for the current year primarily relate to the gain on the de-recognition of the deferred revenue liability relating to our silver sale agreement with Wheaton Precious Metals Corp. and the gain on a settlement of customs duty and indirect taxes at Lumwana, both occurring in the fourth quarter of 2019.

Financial Report 2019	129

MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Segment Income to Segment EBITDA

($ millions)										For the three months ended 12/31/19

	Carlin (61.5%)		Cortez (61.5%)		Turquoise Ridge (61.5%)		Nevada Gold Mines (61.5%)		Pueblo Viejo (60%)	Loulo- Gounkoto (80%)		Kibali (45%)		Veladero (50%)		Porgera (47.5%)	North Mara	[a]

Income	133		69		56		277		125	65		30		21		44	52

Depreciation	58		36		34		163		34	58		52		29		12	35

EBITDA	191		105		90		440		159	123		82		50		56	87

										For the three months ended 9/30/19

	Carlin (61.5%)		Cortez (61.5%)		Turquoise Ridge (61.5%)		Nevada Gold Mines (61.5%)		Pueblo Viejo (60%)	Loulo- Gounkoto (80%)		Kibali (45%)		Veladero (50%)		Porgera (47.5%)	North Mara	[a]

Income	121		77		38		237		104	64		25		14		35	20

Depreciation	62		32		43		166		29	61		57		25		11	11

EBITDA	183		109		81		403		133	125		82		39		46	31

										For the year ended 12/31/19

	Carlin (61.5%)	[b]	Cortez (61.5%)	[c]	Turquoise Ridge (61.5%)	[d]	Nevada Gold Mines (61.5%)	[e]	Pueblo Viejo (60%)	Loulo- Gounkoto (80%)		Kibali (45%)		Veladero (50%)		Porgera (47.5%)	North Mara	[a]

Income	370		459		201		1,050		402	190		108		57		113	112

Depreciation	239		197		92		592		120	236		196		115		42	75

EBITDA	609		656		293		1,642		522	426		304		172		155	187

($ millions)										For the year ended 12/31/18

	Carlin (61.5%)	[b]	Cortez (61.5%)	[c]	Turquoise Ridge (61.5%)	[d]	Nevada Gold Mines (61.5%)	[e]	Pueblo Viejo (60%)	Loulo- Gounkoto	[f]	Kibali	[f]	Veladero (50%)		Porgera (47.5%)	North Mara	[a]

Income	166		726		126		1,011		342					53		56	94

Depreciation	262		386		28		677		115					121		42	40

EBITDA	428		1,112		154		1,688		457					174		98	134

										For the year ended 12/31/17

	Carlin (61.5%)	[b]	Cortez (61.5%)	[c]	Turquoise Ridge (61.5%)	[d]	Nevada Gold Mines (61.5%)	[e]	Pueblo Viejo (60%)	Loulo- Gounkoto	[f]	Kibali	[f]	Veladero (50%)	[g]	Porgera (47.5%)	North Mara	[a]

Income	186		873		119		1,169		395					173		83	112

Depreciation	260		532		28		821		143					119		38	36

EBITDA	446		1,405		147		1,990		538					292		121	148

a.

Formerly part of Acacia Mining plc. On September 17, 2019, Barrick acquired all of the shares of Acacia it did not own. Refer to note 4 to the Financial Statements for more information. The results are on a 63.9% basis until September 30, 2019 and on a 100% basis from October 1, 2019 onwards.

b.

On July 1, 2019, Barrick’s Goldstrike and Newmont’s Carlin were contributed to Nevada Gold Mines and are now referred to as Carlin. As a result, the amounts presented represent Goldstrike on a 100% basis (including our 60% share of South Arturo) up until June 30, 2019, and the combined results of Carlin and Goldstrike (including our 60% share of South Arturo) on a 61.5% basis thereafter.

c.

On July 1, 2019, Cortez was contributed to Nevada Gold Mines, a joint venture with Newmont. As a result, the amounts presented are on a 100% basis up until June 30, 2019, and on a 61.5% basis thereafter.

d.

Barrick owned 75% of Turquoise Ridge through to the end of the second quarter of 2019, with our joint venture partner, Newmont, owning the remaining 25%. Turquoise Ridge was proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table are based on our 75% interest in Turquoise Ridge until June 30, 2019. On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge and Newmont’s Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines. Starting July 1, 2019, the results represent our 61.5% share of Turquoise Ridge and Twin Creeks, now referred to as Turquoise Ridge.

130	Barrick Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

e.

Represents the combined results of Cortez, Goldstrike (including our 60% share of South Arturo) and our 75% interest in Turquoise Ridge until June 30, 2019. Commencing July 1, 2019, the date Nevada Gold Mines was established, the results represent our 61.5% interest in Cortez, Carlin (including Goldstrike and 60% of South Arturo), Turquoise Ridge (including Twin Creeks), Phoenix and Long Canyon.

f.	The results for 2018 and 2017 did not form a part of the Barrick consolidated results as these sites were acquired as a result of the Merger. Therefore, no comparative figures are provided.
g.	On June 30, 2017, we sold 50% of Veladero; therefore, these represent results on a 100% basis from January 1 to June 30, 2017 and on a 50% basis from July 1, 2017 onwards.

Realized Price

Realized price is a non-GAAP financial measure which excludes from sales:

◾	Unrealized gains and losses on non-hedge derivative contracts;
◾	Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts;
◾	Sales attributable to ore purchase arrangements;
◾	Treatment and refining charges;
◾	Export duties; and
◾	Cumulative catch-up adjustment to revenue relating to our streaming arrangements.

Starting with this MD&A, we began adjusting for the cumulative catch-up adjustment to revenue relating to our streaming arrangements in our calculation of realized price. The prior periods have been restated to reflect this change. We believe that this additional information will assist analysts, investors and other stakeholders of Barrick to better understand our ability to generate revenue by excluding non-cash amounts from the calculation as they are not necessarily reflective of the underlying operating results for the periods presented.

This measure is intended to enable Management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market values of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices, so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.

The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. We also exclude export duties that are paid upon sale and netted against revenues as well as treatment and refining charges that are paid to the refiner on gold and copper concentrate sales that are netted against revenues. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our Company’s past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Financial Report 2019	131

MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Sales to Realized Price per ounce/pound

		For the three months ended							For the years ended

($ millions, except per ounce/pound information in dollars)	Gold		Copper		Gold			Copper

	12/31/19	9/30/19	12/31/19	9/30/19	12/31/19	12/31/18	12/31/17	12/31/19	12/31/18	12/31/17

Sales	2,758	2,585	82	45	9,186	6,600	7,631	393	512	608

Sales applicable to non-controlling interests	(769)	(748)	0	0	(1,981)	(734)	(810)	0	0	0

Sales applicable to equity method investments[a,b]	139	140	147	100	543	0	0	492	442	427

Realized non-hedge gold/copper derivative (losses) gains	0	0	0	0	1	2	3	0	0	0

Sales applicable to sites in care and maintenance[c]	(56)	(32)	0	0	(140)	(111)	(153)	0	0	0

Treatment and refinement charges	0	0	25	18	0	1	1	99	144	157

Export duties	0	0	0	0	0	(1)	0	0	0	0

Other[d]	22	0	0	0	22	12	0	0	0	0

Revenues – as adjusted	2,094	1,945	254	163	7,631	5,769	6,672	984	1,098	1,192

Ounces/pounds sold (000s ounces/ millions pounds)[c]	1,413	1,318	91	65	5,467	4,544	5,302	355	382	405

Realized gold/copper price per ounce/pound[e]	1,483	1,476	2.76	2.55	1,396	1,270	1,258	2.77	2.88	2.95

a.

Represents sales of $130 million and $505 million, respectively, for the three months and year ended December 31, 2019 (September 30, 2019: $133 million; 2018: $nil; 2017: $nil) applicable to our 45% equity method investment in Kibali and $9 million and $39 million, respectively (September 30, 2019: $8 million; 2018: $nil; 2017: $nil) applicable to our 40% equity method investment in Morila for gold. Represents sales of $110 million and $343 million for the three months and year ended December 31, 2019 (September 30, 2019: $66 million; 2018: $300 million; 2017: $325 million) applicable to our 50% equity method investment in Zaldívar and $43 million and $168 million, respectively (September 30, 2019: $37 million; 2018: $161 million; 2017: $116 million) applicable to our 50% equity method investment in Jabal Sayid.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.
c.

Figures exclude Pierina, Golden Sunlight and Morila starting in the third quarter of 2019, and Lagunas Norte starting in the fourth quarter of 2019 from the calculation of realized price per ounce, which are mining incidental ounces as they enter closure.

d.	Represents cumulative catch-up adjustment to revenue relating to our streaming arrangements. Refer to note 2f to the Financial Statements for more information.
e.	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Steven Yopps, MMSA, Manager of Growth Projects, Nevada Gold Mines; Craig Fiddes, North America Resource Modeling Manager; Chad Yuhasz, P.Geo, Mineral Resource Manager, Latin America and Australia Pacific; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resources Manager: Africa and Middle East; Rodney Quick, MSc, Pr. Sci.Nat, Mineral Resource Management and Evaluation Executive; John Steele, CIM, Metallurgy, Engineering and Capital Projects Executive; and

Rob Krcmarov, FAusIMM, Executive Vice President, Exploration and Growth – each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2019.

132	Barrick Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

Endnotes

1

A Tier One Gold Asset is a mine with a stated life in excess of 10 years, annual production of at least 500,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve.

2

A Tier Two Gold Asset is a mine with a stated life in excess of 10 years, annual production of at least 250,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve. A Strategic Asset is an asset which, in the opinion of Barrick, has the potential to deliver significant unrealized value in the future.

3	Currently consists of Barrick’s Lumwana mine and Zaldívar and Jabal Sayid copper joint ventures.
4

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 107 to 132 of this MD&A.

5

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Tanzania until September 30, 2019 (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience) and 40% South Arturo from cost of sales (63.1% of South Arturo from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines)), divided by attributable gold ounces. The non-controlling interest of 20% Loulo-Gounkoto and 10.3% of Tongon is also removed from cost of sales and our proportionate share of cost of sales attributable to equity method investments (Kibali and Morila) is included commencing January 1, 2019, the effective date of the Merger. Also removes the non-controlling interest of 38.5% Nevada Gold Mines from cost of sales from July 1, 2019 onwards. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

6

Total reportable injury frequency rate (“TRIFR”) is a ratio calculated as follows: number of reportable injuries x 1,000,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries.

7

Class 1 – High Significance is defined as an incident that causes significant negative impacts on human health or the environment or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock or wildlife.

8

Class 2 – Medium Significance is defined as an incident that has the potential to cause negative impact on human health or the environment but is reasonably anticipated to result in only localized and short-term environmental or community impact requiring minor remediation.

9

Estimated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2019, unless otherwise noted. Proven reserves of 280 million tonnes grading 2.42 g/t, representing 22 million ounces of gold, and 420 million tonnes grading 0.4%, representing 3,700 million pounds of copper. Probable reserves of 1,000 million tonnes grading 1.48 g/t, representing 49 million ounces of gold, and 1,200 million tonnes grading 0.38%, representing 9,800 million pounds of copper. Measured resources of 530 million tonnes grading 2.21 g/t, representing 37 million ounces of gold, and 660 million tonnes grading 0.38%, representing 5,500 million pounds of copper. Indicated resources of 2,800 million tonnes grading 1.43 g/t, representing 130 million ounces of gold, and 2,400 million tonnes grading 0.38%, representing 21,000 million pounds of copper. Inferred resources of 940 million tonnes grading 1.3 g/t, representing 39 million ounces of gold, and 430 million tonnes grading 0.2%, representing 2,200 million pounds of copper. Complete mineral reserve and mineral resource data for all mines and projects referenced in this MD&A, including tonnes, grades, and ounces, can be found on pages 138 to 146 of Barrick’s Annual Report 2019.

10

Estimated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2018, unless otherwise noted. Proven reserves of 344.6 million tonnes grading 2.15 g/t, representing 23.9 million ounces of gold and probable reserves of 0.9 billion tonnes grading 1.33 g/t, representing 38.4 million ounces of gold. 11 billion pounds of copper reserves were comprised of proven reserves of 285.6 million tonnes grading 0.43%, representing 2.7 billion pounds of copper and probable reserves of 940.0 million tonnes grading 0.38%, representing 7.9 billion pounds of copper. Complete 2018 mineral reserve and mineral resource data for all mines and projects referenced in this MD&A, including tonnes, grades, and ounces, can be found on pages 35–41 of Barrick’s Annual Information Form/Form 40-F for the year ended December 31, 2018 on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission.

11

The term “Acacia Exploration Special Dividends” refers to special dividends potentially payable by Barrick to former shareholders of Acacia, as a consequence of the sales process to realize value from the sale (if any) of certain of Acacia’s exploration assets located in the Republic of Kenya, the Republic of Mali and Burkina Faso, and excluding the sale of Acacia’s interests in the Nyanzaga Gold Project in Tanzania and the South Houndé Project in Burkina Faso, for which Acacia had already commenced and advanced sales processes.

12	See the Technical Report on the Turquoise Ridge mine, dated March 19, 2019, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 23, 2019.
13	See the Technical Report on the Pueblo Viejo mine, Sanchez Ramirez Province, Dominican Republic, dated March 19, 2018, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 23, 2018.

Financial Report 2019	133

MANAGEMENT’S DISCUSSION AND ANALYSIS

14	Carlin Trend Exploration Significant Intercepts[1]

Drill Results from Q4 2019
Drill Hole	Azimuth	Dip	Interval (m)	Width (m)[2]	Au (g/t)
RAN-02349	0	(90)	538.0 – 541.5	3.5	7.50
RAN-02355	0	(90)	507.8 – 509.2	1.4	5.33
			516.0 – 516.9	0.9	5.93
			520.6 – 526.7	6.1	8.52

1.	All intercepts calculated using a 5 g/t Au cutoff and are uncapped; minimum intercept width is 0.8 m; internal dilution is less than 20% total width.
2.	True widths of intercepts are uncertain at this stage, geometry of orebody is unconstrained.

The drilling results for the Carlin Trend exploration area in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Carlin Trend conform to industry accepted quality control methods.

Historic Drill Results[1]

Drill Hole	Azimuth	Dip	Interval (m)	Width (m)[2]	Au (g/t)

			160.9 – 165.5	4.6	7.48

			168.5 – 179.2	10.7	10.57

			199.0 – 200.5	1.5	6.91

			212.8 – 217.5	4.7	10.82

DPC-0241	072	(57)	229.5 – 231.0	1.5	6.42

			243.2 – 244.7	1.5	5.17

			273.7 – 276.8	3.1	8.75

			334.7 – 365.2	30.5	15.86

			369.7 – 396.2	26.5	11.24

			421.5 – 430.6	9.1	5.89

DSU-00190	105	(60)	379.5 – 388.5	9.0	12.81

			271.6 – 274.1	2.5	8.46

			296.3 – 297.7	1.4	5.47

GEN-01703[3]	105	(75)	302.1 – 303.0	0.9	10.7

			307.3 – 308.8	1.5	5.28

			316.2 – 320.8	4.0	11.08

			326.8 – 352.5	24.7	8.56

			141.7 – 144.8	3.1	8.09

			370.3 – 371.8	1.5	5.93

U12-P05-16	059	(30)	376.4 – 391.7	15.3	7.14

			394.7 – 396.2	1.5	5.27

			397.8 – 400.8	3.0	6.15

			608.1 – 614.2	6.1	23.17

			620.3 – 621.8	1.5	17.29

			661.4 – 662.9	1.5	7.19

GB-681CM4	0	(90)	725.4 – 730.0	4.6	8.58

			736.1 – 739.2	3.1	6.73

			740.7 – 742.2	1.5	5.99

			763.5 – 765.0	1.5	10.79

			7.6 – 9.1	1.5	5.08

U17-M05-02	075	(45)	13.7 – 21.3	7.6	7.82

			193.6 – 202.7	9.1	21.02

1.	All intercepts are from legacy drilling, completed prior to 2019.
2.	True widths of intercepts are uncertain at this stage, geometry of orebody is unconstrained.
3.	Interval vs. width discrepancy is due to sub-meter no recovery zone internal to intercept.
4.	Laboratory unknown.

134	Barrick Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

The drilling results for the Carlin Trend exploration area in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Carlin Trend conform to industry accepted quality control methods.

15	Fourmile Significant Intercepts[1]

Drill Results from Q4 2019
Drill Hole[2]	Azimuth	Dip	Interval (m)	Width (m)[3]	Au (g/t)

			1100.3 – 1103.3	3	6.2

			1148.0 – 1155.5	7.5	9.2

			1169.3 – 1162.8	1.5	9.3

			1234.7 – 1236.2	1.5	7.5

			1239.3 – 1242.3	3	47.8

			1259.1 – 1260.6	1.5	7.0

FM19-14D	233	(73)	1301.8 – 1303.3	1.5	20.2

			1309.4 – 1310.9	1.5	16.3

			1333.8 – 1337.5	3.7	86.2

			1343.5 – 1345.2	1.7	29.6

			1356.6 – 1361.2	4.6	42.5

			1372.8 – 1375.5	2.7	180.3

FM19-26D4	65	(75)	717.8 – 719.2	1.4	5.2
			774.8 – 776.3	1.5	18.5

			870.2 – 871.7	1.5	10.4

FM19-40D	173	(84)	883 – 895.5	12.5	31.2

			904.4 – 926	21.6	24.9

			835.2 – 854.7	19.5	17.9

			863.5 – 872.0	8.5	10.4

			889.7 – 891.5	1.8	6.5

FM19-61D	251	(86)	892.9 – 894.0	1.1	10.8

			898.9 – 901.9	3.0	6.5

			957.1 – 959.5	2.4	14.8

FM19-64D	119	(85)	881.7 – 885.1	3.4	15.9

FM19-68D	166	(77)	1092.1 – 1096.5	4.4	18.1

1.	All intercepts calculated using a 5 g/t Au cutoff and are uncapped; minimum intercept width is 0.8 m; internal dilution is less than 20% total width.
2.	Fourmile drill hole nomenclature: FM (Fourmile) followed by the year (19 for 2019) or GRC (Gold Rush Core) with no designation of the year.
3.	True widths of intercepts are uncertain at this stage.
4.	Partial results reported in Q2 2019.

The drilling results for the Fourmile property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Fourmile property conform to industry accepted quality control methods.

Financial Report 2019	135

MANAGEMENT’S DISCUSSION AND ANALYSIS

16	Bambadji Significant Intercepts[1]

Drill Results from Q4 2019

Drill Hole[2]	Azimuth	Dip	Interval (m)	Width (m)[3]	Au (g/t)

GFRC007	90	(50)	6.0 – 19.0	13.00	1.31

GFRC008	90	(50)	22.0 – 52.0	30.00	1.06

GFRC009	90	(50)	7.0 – 33.0	26.00	0.55

GFRC013	90	(50)	19.0 – 26.0	8.00	0.68

GFRC029	90	(50)	26.0 – 30.0	4.00	5.15

GFRC031	90	(50)	41.0 – 48.0	7.00	16.72

1.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 m; internal dilution is less than 2 m total width.
2.	Gefa drill hole nomenclature: prospect initial GF (Gefa), followed by type of drilling RC (Reverse Circulation) and DH (Diamond Drilling).
3.	True widths of intercepts are uncertain at this stage.

The drilling results for the Bambadji property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS, an independent laboratory. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Bambadji property conform to industry accepted quality control methods.

17

See the Technical Report on the Loulo-Gounkoto Gold Mine Complex, Mali, dated September 18, 2018, with an effective date of December 31, 2017, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on January 2, 2019.

18

See the Technical Report on the Kibali Gold Mine, Republic of Congo, dated September 18, 2018, with an effective date of December 31, 2017, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on January 2, 2019.

136	Barrick Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

Glossary of Technical Terms

ALL-IN SUSTAINING COSTS: A non-GAAP measure of cost per ounce/pound for gold/copper. Refer to page 109 of this MD&A for further information and a reconciliation of the measure.

AUTOCLAVE: Oxidation process in which high temperatures and pressures are applied to convert refractory sulfide mineralization into amenable oxide ore.

BY-PRODUCT: A secondary metal or mineral product recovered in the milling process such as silver.

C1 CASH COSTS: A non-GAAP measure of cost per pound for copper. Refer to page 109 of this MD&A for further information and a reconciliation of the measure.

CONCENTRATE: A very fine, powder-like product containing the valuable ore mineral from which most of the waste mineral has been eliminated.

CONTAINED OUNCES: Represents ounces in the ground before loss of ounces not able to be recovered by the applicable metallurgical process.

DEVELOPMENT: Work carried out for the purpose of gaining access to an ore body. In an underground mine this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden.

DILUTION: The effect of waste or low-grade ore which is unavoidably included in the mined ore, lowering the recovered grade.

DORÉ: Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal.

DRILLING:

Core: drilling with a hollow bit with a diamond cutting rim to produce a cylindrical core that is used for geological study and assays. Used in mineral exploration.

In-fill: drilling closer spaced holes in between existing holes, used to provide greater geological detail and to help establish reserve estimates.

EXPLORATION: Prospecting, sampling, mapping, diamond-drilling and other work involved in searching for ore.

FREE CASH FLOW: A non-GAAP measure that reflects our ability to generate cash flow. Refer to page 108 of this MD&A for a definition.

GRADE: The amount of metal in each tonne of ore, expressed as grams per tonne for precious metals and as a percentage for most other metals.

Cut-off grade: the minimum metal grade at which an ore body can be economically mined (used in the calculation of ore reserves).

Mill-head grade: metal content per tonne of ore going into a mill for processing. (g/t).

Reserve grade: estimated metal content of an ore body, based on reserve calculations.

HEAP LEACHING: A process whereby gold/copper is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution/sulfuric acid which dissolves the contained gold/copper. The gold/copper-laden solution is then collected for gold/copper recovery.

HEAP LEACH PAD: A large impermeable foundation or pad used as a base for ore during heap leaching.

MILL: A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

MINERAL RESERVE: See pages 139 to 140 – Summary Gold/Copper Mineral Reserves and Mineral Resources.

MINERAL RESOURCE: See pages 141 to 144 – Summary Gold/Copper Mineral Reserves and Mineral Resources.

OPEN PIT: A mine where the minerals are mined entirely from the surface.

ORE: Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.

ORE BODY: A sufficiently large amount of ore that can be mined economically.

OUNCES: Troy ounce is a unit of measure used for weighing gold at 999.9 parts per thousand purity and is equivalent to 31.1035g.

RECLAMATION: The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.

RECOVERY RATE: A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the valuable material recovered compared to the total material originally contained.

REFINING: The final stage of metal production in which impurities are removed from the molten metal.

STRIPPING: Removal of overburden or waste rock overlying an ore body in preparation for mining by open pit methods.

TAILINGS: The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.

TOTAL CASH COSTS: A non-GAAP measure of cost per ounce for gold. Refer to page 109 of this MD&A for further information and a reconciliation of the measure.

Financial Report 2019	137

Mineral Reserves and Mineral Resources

The tables on the next seven pages set forth Barrick’s interest in the total proven and probable gold, silver and copper reserves and in the total measured, indicated and inferred gold, silver and copper resources and certain related information at each property. For further details of proven and probable mineral reserves and measured, indicated and inferred mineral resources by category, metal and property, see pages 139 to 146. The Company has changed the way it is reporting mineral resources. Barrick’s mineral resources as at December 31, 2019 are now reported on an inclusive basis and include all areas that form mineral reserves, reported at a mineral resource cut-off and associated commodity price. Barrick’s mineral resources as at December 31, 2018 were reported on an exclusive basis and exclude all areas that form mineral reserves. As a result, the respective Barrick 2018 mineral resources are not directly comparable to that of the Barrick 2019 mineral resources.

The Company has carefully prepared and verified the mineral reserve and mineral resource figures and believes that its method of estimating mineral reserves has been verified by mining experience. These figures are estimates, however, and no assurance can be given that the indicated quantities of metal will be produced. Metal price fluctuations may render mineral reserves containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, could affect the Company’s profitability in any particular accounting period.

Definitions

A mineral resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.

An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineral resources, which are not mineral reserves, do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves. A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

138	Barrick Gold Corporation

MINERAL RESERVES AND MINERAL RESOURCES

Gold Mineral Reserves1,2,3

As at December 31, 2019		Proven			Probable			Total

Based on attributable ounces	Tonnes (Mt)	Grade (g/t)	Contained ounces (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ounces (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ounces (Moz)

Africa and Middle East

Kibali surface	3.5	2.49	0.28	7.1	3.14	0.71	11	2.92	0.99

Kibali underground	5.8	5.13	0.95	14	4.76	2.2	20	4.87	3.2

Kibali (45.00%) total	9.3	4.13	1.2	22	4.23	2.9	31	4.20	4.2

Loulo-Gounkoto surface	8.4	2.95	0.80	9.7	3.56	1.1	18	3.28	1.9

Loulo-Gounkoto underground	9.0	4.64	1.3	18	5.41	3.2	27	5.16	4.5

Loulo-Gounkoto (80.00%) total	17	3.83	2.1	28	4.77	4.3	45	4.41	6.4

Tongon surface (89.70%)	4.3	1.94	0.27	4.6	2.33	0.35	8.9	2.14	0.61

Massawa surface (83.25%)[4]	–	–	–	17	3.94	2.2	17	3.94	2.2

Bulyanhulu surface[5,6]	–	–	–	1.1	1.19	0.041	1.1	1.19	0.041

Bulyanhulu underground[5,6]	2.0	11.01	0.72	4.4	10.56	1.5	6.4	10.70	2.2

Bulyanhulu (84.00%) total[5,6]	2.0	11.01	0.72	5.5	8.72	1.5	7.5	9.34	2.2

North Mara surface[6]	0.34	2.63	0.029	15	1.47	0.70	15	1.49	0.73

North Mara underground[6]	0.77	5.39	0.13	5.0	5.40	0.87	5.8	5.40	1.0

North Mara (84.00%) total[6]	1.1	4.54	0.16	20	2.46	1.6	21	2.57	1.7

Buzwagi surface (84.00%)[6]	–	–	–	5.1	0.84	0.14	5.1	0.84	0.14

Jabal Sayid surface (50.00%)	7.2	0.20	0.046	5.4	0.29	0.051	13	0.24	0.097

Africa and Middle East Total	41	3.44	4.6	110	3.78	13	150	3.69	18

North America

Hemlo surface	–	–	–	1.6	1.28	0.066	1.6	1.28	0.066

Hemlo underground	0.91	4.94	0.15	8.1	4.30	1.1	9.0	4.37	1.3

Hemlo (100%) total	0.91	4.94	0.15	9.7	3.81	1.2	11	3.90	1.3

Long Canyon surface (61.50%)	0.26	2.23	0.019	4.6	2.49	0.37	4.9	2.48	0.39

Phoenix surface (61.50%)	9.4	0.66	0.20	94	0.59	1.8	100	0.59	2.0

Carlin surface	43	2.70	3.7	60	1.75	3.4	100	2.15	7.1

Carlin underground	13	9.75	4.2	5.9	9.23	1.7	19	9.59	5.9

Carlin (61.50%) total	56	4.37	7.9	65	2.42	5.1	120	3.32	13

Cortez surface	4.4	2.40	0.34	53	1.26	2.1	57	1.35	2.5

Cortez underground[7]	0.59	9.61	0.18	11	9.93	3.4	11	9.91	3.6

Cortez (61.50%) total	5.0	3.25	0.52	64	2.73	5.6	69	2.77	6.1

Turquoise Ridge surface	18	2.02	1.2	16	1.86	0.94	34	1.95	2.1

Turquoise Ridge underground	9.8	11.55	3.6	7.8	10.08	2.5	18	10.90	6.2

Turquoise Ridge (61.50%) total	28	5.38	4.8	23	4.59	3.5	51	5.02	8.3

North America Total	99	4.25	14	260	2.08	17	360	2.68	31

Latin America and Asia Pacific

Norte Abierto surface (50.00%)	110	0.65	2.4	480	0.59	9.2	600	0.60	12

Pueblo Viejo surface (60.00%)	10	2.68	0.87	61	2.46	4.8	71	2.49	5.7

Veladero surface (50.00%)	15	0.60	0.30	110	0.74	2.5	120	0.73	2.8

Porgera surface	–	–	–	8.5	3.63	0.99	8.5	3.63	0.99

Porgera underground	1.3	6.68	0.29	5.3	6.25	1.1	6.6	6.33	1.3

Porgera (47.50%) total	1.3	6.68	0.29	14	4.63	2.1	15	4.81	2.3

Latin America and Asia Pacific Total	140	0.84	3.8	660	0.87	19	810	0.87	22

Total	280	2.42	22	1,000	1.48	49	1,300	1.68	71

1.	See accompanying Mineral Reserves and Mineral Resources endnote #1.
2.	See accompanying Mineral Reserves and Mineral Resources endnote #2.
3.	See accompanying Mineral Reserves and Mineral Resources endnote #4.
4.	See accompanying Mineral Reserves and Mineral Resources endnote #9.

5.	See accompanying Mineral Reserves and Mineral Resources endnote #15.
6.	See accompanying Mineral Reserves and Mineral Resources endnote #10.
7.	See accompanying Mineral Reserves and Mineral Resources endnote #17.

Financial Report 2019	139

MINERAL RESERVES AND MINERAL RESOURCES

Copper Mineral Reserves1,2,3,4

As at December 31, 2019	Proven			Probable			Total

Based on attributable pounds	Tonnes (Mt)	Cu Grade (%)	Contained Cu (Mlb)	Tonnes (Mt)	Cu Grade (%)	Contained Cu (Mlb)	Tonnes (Mt)	Cu Grade (%)	Contained Cu (Mlb)

Africa and Middle East

Bulyanhulu underground (84.00%)[5,6]	2.0	0.53	24	4.4	0.56	54	6.4	0.55	77

Lumwana surface (100%)	58	0.50	640	480	0.56	6,000	540	0.56	6,600

Jabal Sayid surface	0.079	3.21	5.6	–	–	–	0.079	3.21	5.6

Jabal Sayid underground	7.1	2.44	380	5.4	2.09	250	13	2.29	630

Jabal Sayid (50.00%) total	7.2	2.45	390	5.4	2.09	250	13	2.29	640

Africa and Middle East Total	67	0.71	1,100	490	0.58	6,300	560	0.59	7,300

North America

Phoenix surface (61.50%)	27	0.19	120	130	0.17	490	160	0.18	610

North America Total	27	0.19	120	130	0.17	490	160	0.18	610

Latin America and Asia Pacific

Zaldívar surface (50.00%)	220	0.43	2,100	69	0.42	640	280	0.43	2,700

Norte Abierto surface (50.00%)	110	0.19	480	480	0.23	2,400	600	0.22	2,900

Latin America and Asia Pacific Total	330	0.35	2,500	550	0.25	3,000	880	0.29	5,600

Total	420	0.4	3,700	1,200	0.38	9,800	1,600	0.38	13,000

1. See accompanying Mineral Reserves and Mineral Resources endnote #1.

2. See accompanying Mineral Reserves and Mineral Resources endnote #2.

3. See accompanying Mineral Reserves and Mineral Resources endnote #7.

4. See accompanying Mineral Reserves and Mineral Resources endnote #4.

5. See accompanying Mineral Reserves and Mineral Resources endnote #15.

6. See accompanying Mineral Reserves and Mineral Resources endnote #10.

Silver Mineral Reserves[1,2,3,4]

As at December 31, 2019	Proven			Probable			Total

Based on attributable ounces	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)

Africa and Middle East

Bulyanhulu underground (84.00%)[5,6]	2.0	8.91	0.58	4.4	6.19	0.87	6.4	7.05	1.5

Africa and Middle East Total	2.0	8.91	0.58	4.4	6.19	0.87	6.4	7.05	1.5

North America

Phoenix surface (61.50%)	9.4	8.18	2.5	94	6.99	21	100	7.10	24

North America Total	9.4	8.18	2.5	94	6.99	21	100	7.10	24

Latin America and Asia Pacific

Pueblo Viejo surface (60.00%)	10	14.45	4.7	61	16.30	32	71	16.04	37

Norte Abierto surface (50.00%)	110	1.91	7.0	480	1.43	22	600	1.52	29

Veladero surface (50.00%)	15	12.68	6.2	110	14.27	48	120	14.07	54

Latin America and Asia Pacific Total	140	3.99	18	650	4.91	100	790	4.75	120

Total	150	4.31	21	750	5.18	120	900	5.03	150

1. See accompanying Mineral Reserves and Mineral Resources endnote #1.

2. See accompanying Mineral Reserves and Mineral Resources endnote #2.

3. See accompanying Mineral Reserves and Mineral Resources endnote #7.

4. See accompanying Mineral Reserves and Mineral Resources endnote #4.

5. See accompanying Mineral Reserves and Mineral Resources endnote #15.

6. See accompanying Mineral Reserves and Mineral Resources endnote #10.

140	Barrick Gold Corporation

MINERAL RESERVES AND MINERAL RESOURCES

Gold Mineral Resources[1,2,3,4]

As at December 31, 2019	Measured (M)[5,6]			Indicated (I)[5,7]			(M) + (I)	[5,6,7]	Inferred[8]

Based on attributable ounces	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ounces (Moz)	Contained ounces (Moz)		Tonnes (Moz)	Grade (g/t)	Contained ounces (Moz)

Africa and Middle East

Kibali surface	5.3	2.43	0.42	15	2.63	1.3	1.7		5.0	2.0	0.32

Kibali underground	9.2	4.94	1.5	28	3.66	3.3	4.8		7.0	4.1	0.93

Kibali (45.00%) total	14	4.02	1.9	43	3.30	4.6	6.5		12	3.2	1.2

Loulo-Gounkoto surface	9.9	3.06	0.98	15	3.44	1.6	2.6		3.3	2.9	0.31

Loulo-Gounkoto underground	14	4.79	2.2	21	5.55	3.8	6.0		12	4.1	1.6

Loulo-Gounkoto (80.00%) total	24	4.09	3.2	36	4.69	5.4	8.6		15	3.9	1.9

Tongon surface (89.70%)	4.6	2.05	0.31	11	2.43	0.86	1.2		5.3	2.4	0.41

Massawa surface[9]	–	–	–	19	4.00	2.5	2.5		3.1	2.2	0.22

Massawa underground[9]	–	–	–	–	–	–	–		2.2	4.1	0.29

Massawa (83.25%)[9]	–	–	–	19	4.00	2.5	2.5		5.3	3.0	0.51

Bulyanhulu surface[10]	–	–	–	1.1	1.19	0.041	0.041		–	–	–

Bulyanhulu underground[10]	3.1	12.55	1.3	9.8	8.99	2.8	4.1		13	11.8	4.8

Bulyanhulu (84.00%) total[10]	3.1	12.55	1.3	11	8.22	2.9	4.1		13	11.8	4.8

North Mara surface[10]	2.3	2.37	0.18	27	1.73	1.5	1.7		1.8	1.1	0.060

North Mara underground[10]	0.74	6.13	0.15	10	4.57	1.5	1.7		6.3	4.5	0.91

North Mara (84.00%) total[10]	3.1	3.28	0.32	37	2.52	3.0	3.3		8.1	3.7	0.97

Buzwagi surface (84.00%)[10]	–	–	–	7.9	0.99	0.25	0.25		20	0.9	0.56

Jabal Sayid surface (50.00%)	7.6	0.24	0.057	7.1	0.40	0.092	0.15		2.2	0.6	0.041

Africa and Middle East Total	57	3.81	7.0	170	3.52	19	27		81	4.0	10

North America

Carlin surface	47	2.59	3.9	130	1.48	6.4	10		12	1.1	0.40

Carlin underground	21	8.23	5.6	10	7.67	2.6	8.2		3.2	8.0	0.82

Carlin (61.50%) total	68	4.35	9.5	140	1.93	8.9	18		15	2.6	1.2

Cortez surface	5.0	2.33	0.38	75	1.33	3.2	3.6		43	0.6	0.89

Cortez underground[11]	0.90	8.41	0.24	36	8.09	9.3	9.5		5.5	7.7	1.4

Cortez (61.50%) total	5.9	3.26	0.62	110	3.51	12	13		49	1.4	2.2

Donlin surface (50.00%)	3.9	2.52	0.31	270	2.24	19	20		46	2.0	3.0

Hemlo surface	–	–	–	32	1.91	2.0	2.0		3.0	1.0	0.096

Hemlo underground	1.8	4.25	0.25	8.6	3.19	0.88	1.1		6.0	4.7	0.91

Hemlo (100%) total	1.8	4.25	0.25	41	2.18	2.9	3.1		9.1	3.5	1.0

Long Canyon surface	0.65	2.79	0.059	10	2.65	0.89	0.95		1.6	1.6	0.083

Long Canyon underground	0.085	11.80	0.032	1.1	9.29	0.33	0.36		0.20	6.1	0.039

Long Canyon (61.50%) total	0.74	3.83	0.091	12	3.29	1.2	1.3		1.8	2.1	0.12

Turquoise Ridge surface	24	2.06	1.6	32	1.96	2.0	3.6		11	1.6	0.57

Turquoise Ridge underground	14	10.00	4.4	10	9.09	3.0	7.4		1.8	9.1	0.53

Turquoise Ridge (61.50%) total	38	4.95	6.0	42	3.72	5.0	11		13	2.7	1.1

Phoenix surface (61.50%)	15	0.60	0.28	180	0.53	3.1	3.4		12	0.4	0.15

Fourmile underground (100%)	–	–	–	–	–	–	–		5.4	10.9	1.9

North America Total	130	4.00	17	800	2.06	53	70		150	2.2	11

Financial Report 2019	141

MINERAL RESERVES AND MINERAL RESOURCES

Gold Mineral Resources[1,2,3,4]

As at December 31, 2019	Measured (M)[5,6]			Indicated (I)[5,7]			(M) + (I)	[5,6,7]	Inferred[8]

Based on attributable ounces	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ounces (Moz)	Contained ounces (Moz)		Tonnes (Moz)	Grade (g/t)	Contained ounces (Moz)

Latin America and Asia Pacific

Pueblo Viejo surface (60.00%)	80	2.41	6.2	120	2.25	9.0	15		33	2.1	2.2

Norte Abierto surface (50.00%)	190	0.63	3.9	1,100	0.53	19	22		370	0.4	4.4

Pascua Lama surface (100%)	43	1.86	2.6	390	1.49	19	21		15	1.7	0.86

Veladero surface (50.00%)	18	0.56	0.33	180	0.63	3.6	4.0		20	0.7	0.42

Lagunas Norte surface (100%)	1.4	0.94	0.043	57	2.31	4.2	4.3		1.4	1.1	0.050

Alturas surface (100%)	–	–	–	–	–	–	–		260	1.1	8.9

Porgera surface	–	–	–	15	3.24	1.6	1.6		7.1	2.6	0.58

Porgera underground	1.5	6.57	0.31	8.7	6.16	1.7	2.0		2.8	6.5	0.57

Porgera (47.50%) total	1.5	6.57	0.31	24	4.30	3.3	3.6		9.8	3.7	1.2

Latin America and Asia Pacific Total	340	1.24	13	1,900	0.96	58	71		710	0.8	18

Total	530	2.21	37	2,800	1.43	130	170		940	1.3	39

1.	Mineral resources which are not mineral reserves do not have demonstrated economic viability.
2.	See accompanying Mineral Reserves and Mineral Resources endnote #1.
3.	See accompanying Mineral Reserves and Mineral Resources endnote #3.
4.	See accompanying Mineral Reserves and Mineral Resources endnote #4.
5.	See accompanying Mineral Reserves and Mineral Resources endnote #5.
6.	Measured mineral resources are shown inclusive of proven mineral reserves.
7.	Indicated mineral resources are shown inclusive of probable mineral reserves.
8.	See accompanying Mineral Reserves and Mineral Resources endnote #6.
9.	See accompanying Mineral Reserves and Mineral Resources endnote #9.
10.	See accompanying Mineral Reserves and Mineral Resources endnote #10.
11.	See accompanying Mineral Reserves and Mineral Resources endnote #17.

142	Barrick Gold Corporation

MINERAL RESERVES AND MINERAL RESOURCES

Copper Mineral Resources1,2,3,4,5

As at December 31, 2019	Measured (M)[6,7]			Indicated (I)[7,8]			(M) + (I)	[6,7,8]	Inferred[9]

Based on attributable pounds	Tonnes (Mt)	Grade (%)	Contained lbs (Mlb)	Tonnes (Mt)	Grade (%)	Contained lbs (Mlb)	Contained lbs (Mlb)		Tonnes (Mt)	Grade (%)	Contained lbs (Mlb)

Africa and Middle East

Bulyanhulu underground (84.00%)[10]	3.1	0.54	37	9.8	0.44	94	130		13	0.6	170

Lumwana surface (100%)	81	0.53	940	850	0.65	12,000	13,000		9.6	0.5	120

Jabal Sayid surface	0.079	3.21	5.6	–	–	–	5.6		–	–	–

Jabal Sayid underground	7.5	2.66	440	7.1	2.38	370	810		2.2	2.1	100

Jabal Sayid (50.00%) total	7.6	2.66	440	7.1	2.38	370	820		2.2	2.1	100

Africa and Middle East Total	91	0.71	1,400	860	0.66	13,000	14,000		24	0.7	390

North America

Phoenix surface (61.50%)	43	0.18	170	260	0.16	880	1,100		18	0.2	62

North America Total	43	0.18	170	260	0.16	880	1,100		18	0.2	62

Latin America and Asia Pacific

Zaldívar surface (50.00%)	350	0.41	3,200	280	0.38	2,400	5,500		29	0.4	260

Norte Abierto surface (50.00%)	170	0.21	790	1,000	0.21	4,700	5,500		360	0.2	1,400

Latin America and Asia Pacific Total	520	0.34	3,900	1,300	0.25	7,100	11,000		390	0.2	1,700

Total	660	0.38	5,500	2,400	0.38	21,000	26,000		430	0.2	2,200

1.	Mineral resources which are not mineral reserves do not have demonstrated economic viability.
2.	See accompanying Mineral Reserves and Mineral Resources endnote #1.
3.	See accompanying Mineral Reserves and Mineral Resources endnote #3.
4.	See accompanying Mineral Reserves and Mineral Resources endnote #4.
5.	See accompanying Mineral Reserves and Mineral Resources endnote #7.
6.	Measured mineral resources are shown inclusive of proven mineral reserves.
7.	See accompanying Mineral Reserves and Mineral Resources endnote #5.
8.	Indicated mineral resources are shown inclusive of probable mineral reserves.
9.	See accompanying Mineral Reserves and Mineral Resources endnote #6.
10.	See accompanying Mineral Reserves and Mineral Resources endnote #10.

Financial Report 2019	143

MINERAL RESERVES AND MINERAL RESOURCES

Silver Mineral Resources1,2,3,4,5

As at December 31, 2019	Measured (M)[6,7]			Indicated (I)[7,8]			(M) + (I)	[6,7,8]	Inferred[9]

Based on attributable pounds	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (Mt)	Ag Grade (g/t)	Contained ozs (Moz)	Contained ozs (Moz)		Tonnes (Mt)	Ag Grade (g/t)	Contained ozs (Moz)

Africa and Middle East

Bulyanhulu underground (84.00%)[10]	3.1	7.96	0.80	9.8	6.17	1.9	2.7		13	9.0	3.7

Africa and Middle East Total	3.1	7.96	0.80	9.8	6.17	1.9	2.7		13	9.0	3.7

North America

Phoenix surface (61.50%)	15	7.42	3.5	180	6.38	37	41		12	6.1	2.5

North America Total	15	7.42	3.5	180	6.38	37	41		12	6.1	2.5

Latin America and Asia Pacific

Pueblo Viejo surface (60.00%)	80	16.16	42	120	11.17	45	86		33	10.6	11

Norte Abierto surface (50.00%)	190	1.62	10	1,100	1.23	43	53		370	1.0	11

Pascua-Lama surface (100%)	43	57.21	79	390	52.22	660	740		15	17.8	8.8

Lagunas Norte surface (100%)	1.4	2.69	0.12	57	5.40	9.9	10		1.4	3.5	0.16

Veladero surface (50.00%)	18	11.97	7.0	180	14.06	80	87		20	15.0	9.5

Latin America and Asia Pacific Total	330	12.78	140	1,800	14.19	840	970		440	2.9	41

Total	350	12.52	140	2,000	13.44	870	1,000		460	3.2	47

1.	Mineral resources which are not mineral reserves do not have demonstrated economic viability.
2.	See accompanying Mineral Reserves and Mineral Resources endnote #1.
3.	See accompanying Mineral Reserves and Mineral Resources endnote #3.
4.	See accompanying Mineral Reserves and Mineral Resources endnote #4.
5.	See accompanying Mineral Reserves and Mineral Resources endnote #7.
6.	Measured mineral resources are shown inclusive of proven mineral reserves.
7.	See accompanying Mineral Reserves and Mineral Resources endnote #5.
8.	Indicated mineral resources are shown inclusive of probable mineral reserves.
9.	See accompanying Mineral Reserves and Mineral Resources endnote #6.
10.	See accompanying Mineral Reserves and Mineral Resources endnote #10.

144	Barrick Gold Corporation

MINERAL RESERVES AND MINERAL RESOURCES

Summary Gold Mineral Reserves1,2,3,4

For the years ended December 31	2019				2018

Based on attributable ounces	Ownership %	Tonnes (Mt)	Grade (g/t)	Ounces (Moz)	Ownership %	Tonnes (Mt)	Grade (g/t)	Ounces (Moz)

Africa and Middle East

Kibali surface[4]	45.00%	11	2.92	0.99

Kibali underground[4]	45.00%	20	4.87	3.2

Kibali Total[4]	45.00%	31	4.20	4.2

Loulo-Gounkoto surface[4]	80.00%	18	3.28	1.9

Loulo-Gounkoto underground[4]	80.00%	27	5.16	4.5

Loulo-Gounkoto Total[4]	80.00%	45	4.41	6.4

Tongon surface[4]	89.70%	8.9	2.14	0.61

Massawa surface[4,5]	83.25%	17	3.94	2.2

Bulyanhulu surface[6]	84.00%	1.1	1.19	0.041

Bulyanhulu underground[6]	84.00%	6.4	10.70	2.2

Bulyanhulu Total[6]	84.00%	7.5	9.34	2.2	63.90%	6.6	8.2	1.7

North Mara surface[6]	84.00%	15	1.49	0.73

North Mara underground[6]	84.00%	5.8	5.40	1.0

North Mara Total[6]	84.00%	21	2.57	1.7	63.90%	17	2.59	1.4

Buzwagi surface[6]	84.00%	5.1	0.84	0.14	63.90%	6.8	0.90	0.20

Jabal Sayid surface	50.00%	13	0.24	0.097

Africa and Middle East Total		150	3.69	18

North America

Hemlo surface	100%	1.6	1.28	0.066

Hemlo underground	100%	9.0	4.37	1.3

Hemlo Total	100%	11	3.90	1.3	100%	24	2.48	1.9

Golden Sunlight					100%	0.30	1.70	–

Long Canyon surface Total[7]	61.50%	4.9	2.48	0.39

Phoenix surface[7]	61.50%	100	0.59	2.0

Carlin surface[8]	61.50%	100	2.15	7.1	100%	63	2.99	6.1

Carlin Underground[8]	61.50%	19	9.59	5.9	100%	8.9	9.98	2.9

Carlin Total[8]	61.50%	120	3.32	13.0	100%	72	3.91	9.0

Cortez surface[9]	61.50%	57	1.35	2.5

Cortez Underground[9,10]	61.50%	11	9.91	3.6

Cortez Total[9]	61.50%	69	2.77	6.1	100%	150	1.87	11

Turquoise Ridge surface[11]	61.50%	34	1.95	2.1

Turquoise Ridge underground[11]	61.50%	18	10.90	6.2

Turquoise Ridge Total[11]	61.50%	51	5.02	8.3	75%	16	12.97	6.8

North America Total		360	2.68	31

Latin America and Asia Pacific

Norte Abierto surface	50.00%	600	0.60	12.0	50.00%	600	0.60	12

Pueblo Viejo surface	60.00%	71	2.49	5.7	60.00%	77	2.66	6.6

Veladero surface	50.00%	120	0.73	2.8	50.00%	110	0.74	2.5

Lagunas Norte	100%	–	–	–	100%	45	2.74	4.0

Porgera surface	47.50%	8.5	3.63	0.99

Porgera underground	47.50%	6.6	6.33	1.3

Porgera Total	47.50%	15	4.81	2.3	47.50%	13	4.93	2.1

Kalgoorlie[12]					50.00%	96	1.18	3.7

Latin America and Asia Pacific Total		810	0.87	22

Other						14	0.24	0.10

Total		1,300	1.68	71		1,200	1.56	62

1.	See accompanying Mineral Reserves and Mineral Resources endnote #1.
2.	See accompanying Mineral Reserves and Mineral Resources endnote #2.
3.	See accompanying Mineral Reserves and Mineral Resources endnote #4.
4.	See accompanying Mineral Reserves and Mineral Resources endnote #8.
5.	See accompanying Mineral Reserves and Mineral Resources endnote #9.
6.	See accompanying Mineral Reserves and Mineral Resources endnote #10.

7.	See accompanying Mineral Reserves and Mineral Resources endnote #11.
8.	See accompanying Mineral Reserves and Mineral Resources endnote #12.
9.	See accompanying Mineral Reserves and Mineral Resources endnote #13.
10.	See accompanying Mineral Reserves and Mineral Resources endnote #17.
11.	See accompanying Mineral Reserves and Mineral Resources endnote #14.
12.	See accompanying Mineral Reserves and Mineral Resources endnote #16.

Financial Report 2019	145

MINERAL RESERVES AND MINERAL RESOURCES

Mineral Reserves and Resources Endnotes

1.

Mineral reserves (“reserves”) and mineral resources (“resources”) have been estimated as at December 31, 2019 (unless otherwise noted) in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which will be rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured”, “indicated” and “inferred” mineral resources. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding Canadian Institute of Mining, Metallurgy and Petroleum definitions, as required by NI 43-101. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves. Mineral resource and mineral reserve estimations have been prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of regional Mineral Resource Managers Simon Bottoms, Africa & Middle East Mineral Resource Manager and Chad Yuhasz, Latin America & Australia Pacific Mineral Resource Manager, Craig Fiddes, North America Resource Modeling Manager and reviewed by Rodney Quick, Barrick Executive Mineral Resource Management and Evaluation. Except as noted below, reserves have been estimated based on an assumed gold price of US$1,200 per ounce, an assumed silver price of US$16.50 per ounce, and an assumed copper price of US$2.75 per pound and long-term average exchange rates of 1.30 CAD/US$. Reserve estimates incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick’s normal data verification procedures have been employed in connection with the calculations. Verification procedures include industry-standard quality control practices. Resources as at December 31, 2019 have been estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property.

2.

In confirming our annual reserves for each of our mineral properties, projects, and operations, we conduct a reserve test on December 31 of each year to verify that the future undiscounted cash flow from reserves is positive. The cash flow ignores all sunk costs and only considers future operating and closure expenses as well as any future capital costs.

3.

The Barrick 2018 mineral resources were reported on an exclusive basis and exclude all areas that form mineral reserves; the Barrick 2019 mineral resources are reported on an inclusive basis and include all areas that form mineral reserves, reported at a mineral resource cut-off and associated commodity price. As a result, the respective Barrick 2018 mineral resources are not directly comparable to that of the Barrick 2019 mineral resources.

4.	All mineral resource and mineral reserve estimates of tonnes, Au oz, Ag oz and Cu lb are reported to the second significant digit.
5.	All measured and indicated mineral resource estimates of grade and all proven and probable mineral reserve estimates of grade for Au g/t, Ag g/t and Cu % are reported to 2 decimal places.
6.	All inferred mineral resource estimates of grade for Au g/t, Ag g/t and Cu % are reported to 1 decimal place.
7.

2019 polymetallic mineral resources and mineral reserves are estimated using the combined value of gold, copper & silver and accordingly are reported as Gold, Copper & Silver mineral resources and mineral reserves.

8.	These sites were acquired as a result of the Merger and therefore are not reported as of December 31, 2018.
9.

On December 10, 2019, Barrick entered into an agreement to sell its interest in Massawa to Teranga Gold Corporation. The transaction is expected to close in the first quarter of 2020. For additional information, see page 57 of Barrick’s Annual Report 2019.

10.

Formerly known as Acacia Mining plc. On September 17, 2019, Barrick acquired all of the shares of Acacia it did not own, bringing its ownership of Bulyanhulu, North Mara and Buzwagi up from 63.9% to 100%. On January 24, 2020, Barrick announced the signing of an agreement with the GoT, through which, among other things, the GoT will acquire a 16% free-carried interest in these sites, expected to be made effective as of January 1, 2020. For convenience, Barrick is reporting these mineral reserves and resources at its resulting 84% ownership interest.

11.	These sites were acquired as a result of the formation of Nevada Gold Mines on July 1, 2019.
12.

On July 1, 2019, Barrick’s Goldstrike and Newmont’s Carlin were contributed to Nevada Gold Mines and are now referred to as Carlin. As a result, the amounts presented as of December 31, 2018 represent Goldstrike on a 100% basis (including our 60% share of South Arturo), and the amounts presented as of December 31, 2019 represent Carlin and Goldstrike (including our 60% share of South Arturo) on a 61.5% basis.

13.

On July 1, 2019, Cortez was contributed to Nevada Gold Mines. As a result, Barrick now holds a 61.5% interest in Cortez. The amounts presented as of December 31, 2018 represent Cortez and Goldrush on a 100% basis, and the amounts presented as of December 31, 2019 represent Cortez and Goldrush on a 61.5% basis.

14.

On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge and Newmont’s Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines. As a result, the amounts presented as of December 31, 2018 are based on our 75% interest in Turquoise Ridge and the amounts presented as of December 31, 2019 represent our 61.5% share of Turquoise Ridge and Twin Creeks, now referred to as Turquoise Ridge.

15.

Silver and copper probable reserve tonnage at the Bulyanhulu mine is less than the gold probable reserve tonnage because the gold reserve includes 1.3 million tonnes of tailings material which are being separately reprocessed for recovery of gold only.

16.

On November 28, 2019, we completed the sale of our 50% interest in Kalgoorlie in Western Australia to Saracen Mineral Holdings Limited. For additional information, see page 57 of Barrick’s Annual Report 2019.

17.

Cortez underground includes 3.9 million tonnes at 9.69 g/t for 1.2 million ounces of probable reserves, 26.3 million tonnes at 7.80 g/t for 6.6 million ounces of indicated resources and 4.8 million tonnes at 7.60 g/t for 1.2 million ounces of inferred resources related to Goldrush. As noted in endnote #3, mineral resources are reported on an inclusive basis.

146	Barrick Gold Corporation

Management’s Responsibility

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management of the Company.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect Management’s best estimates and judgments based on currently available information. The Company has developed and maintains a system of internal controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Graham Shuttleworth

Senior Executive Vice President

and Chief Financial Officer

February 20, 2020

Management’s Report on Internal

Control Over Financial Reporting

Barrick’s management is responsible for establishing and maintaining internal control over financial reporting.

Barrick’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2019. Barrick’s Management used the Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of Barrick’s internal control over financial reporting. Based on management’s assessment, Barrick’s internal control over financial reporting is effective as at December 31, 2019.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2019 has been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants, as stated in their report which is located on pages 148 – 151 of Barrick’s 2019 Annual Financial Statements.

Financial Report 2019	147

INDEPENDENT AUDITOR’S REPORT

Independent Auditor’s Report

Independent Auditor’s Report

To the Board of Directors and Shareholders of Barrick Gold Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Barrick Gold Corporation and its subsidiaries (together, the Company) as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, cash flow and changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

148	Barrick Gold Corporation

INDEPENDENT AUDITOR’S REPORT

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit & risk committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Fair value of the property, plant and equipment and equity in investees acquired as part of the Randgold Resources Limited merger (the Merger)

As described in notes 2, 3 and 4 to the consolidated financial statements, the Company acquired 100% of the issued and outstanding shares of Randgold Resources Limited (Randgold) on January 1, 2019. Total consideration paid by the Company for Randgold shares was $7.9 billion of which $3.9 billion was allocated to property, plant and equipment and $3.3 billion was allocated to equity in investees. To determine the fair value of a large portion of property, plant and equipment and equity in investees acquired, management used discounted cash flow models. Management applied significant judgment in determining the fair value, including the use of significant assumptions such as: future metal prices, expected future production costs and capital expenditures, weighted average costs of capital, and the estimated quantities of ore reserves and mineral resources, including the expected conversions of resources to reserves. Estimated quantities of ore reserves and mineral resources are based on information compiled by qualified persons (management’s specialists).

The principal considerations for our determination that performing procedures relating to the fair value of the property, plant and equipment and equity in investees acquired as part of the Merger is a critical audit matter are: (i) there was significant judgment required by management in determining the fair values of a large portion of the property, plant and equipment and equity in investees acquired as part of the Merger, which were based on discounted cash flow models, including the selection of the significant assumptions such as future metal prices, expected future production costs and capital expenditures, weighted average costs of capital, and the estimated quantities of ore reserves and mineral resources, including the expected conversions of resources to reserves; (ii) the degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to the fair value measurement of a large portion of the property, plant and equipment and equity in investees acquired; and (iii) audit effort included the involvement of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls over the valuation of the property, plant and equipment and equity in investees, including controls relating to the significant assumptions used in those management estimates. These procedures also included, among others: testing management’s process for determining the fair value of a large portion of the property, plant and equipment and equity in investees; evaluating the appropriateness of the discounted cash flow models; testing the completeness, accuracy, and relevance of underlying data used in the models and evaluating the reasonableness of the significant assumptions, including the future metal prices, expected future production costs and capital expenditures, weighted average costs of capital, and the estimated quantities of ore reserves and mineral resources, including the expected conversions of resources to reserves. Evaluating the reasonableness of the future metal price assumptions involved comparing those prices to external benchmarking data. Evaluating the reasonableness of expected future production costs and capital expenditures was done by comparing the costs and capital expenditures to actual production and other third-party information, where available. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of the ore reserve and mineral resources estimates and the expected conversions of resources to reserves. As a basis for using this work, management’s specialists’ qualifications and objectivity were understood as well as their methods and assumptions. The procedures performed included tests of the data used by management’s specialists and evaluation of their findings. Professionals with specialized skill and knowledge assisted us in evaluating the reasonableness of the weighted average costs of capital.

Fair value of the Newmont Corporation (Newmont) property, plant and equipment acquired and fair value of the Company’s property plant and equipment contributed as part of the Newmont mines acquisition

As described in notes 2, 3 and 4 to the consolidated financial statements, the Company established a joint venture with Newmont, to combine their respective mining operations, assets, reserves and talent in Nevada, USA. The transaction concluded on July 1, 2019, establishing Nevada Gold Mines LLC (Nevada Gold Mines) as the joint venture. Management determined that the Company controls Nevada Gold Mines, and that the transaction to acquire the Newmont mines represents a business combination with the Company as the acquirer. Management determined that the consideration paid by the Company for control over the Newmont mines is the fair value of the non-controlling interest of the Company’s mines contributed and that the fair value of the consideration was $3.9 billion. A large portion of the fair value of the non-controlling interest contributed was property, plant and equipment. Management also determined that the fair value of the property, plant and equipment acquired was $3.5 billion. To determine the fair value of a large portion of the property, plant and equipment acquired and contributed, management used discounted cash flow models. Management applied significant judgment in determining the fair value of a large portion of the property, plant and equipment acquired and contributed, including the use of significant assumptions such as future metal prices, weighted average costs of capital, estimated quantities of ore reserves and mineral resources, including expected conversions of resources to reserves, and expected future production costs and capital expenditures for the mines contributed and acquired. Estimated quantities of ore reserves and mineral resources are based on information compiled by qualified persons (management’s specialists).

Financial Report 2019	149

INDEPENDENT AUDITOR’S REPORT

The principal considerations for our determination that performing procedures relating to the fair value of the property, plant and equipment acquired and contributed as part of the Newmont mines acquisition is a critical audit matter are: (i) there was significant judgment required by management in determining the fair value of a large portion of the property, plant and equipment acquired and contributed using discounted cash flow models as part of the acquisition, including the selection of the significant assumptions such as future metal prices, weighted average costs of capital, estimated quantities of ore reserves and mineral resources, including expected conversions of resources to reserves and expected future production costs and capital expenditures; and (ii) the degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to the fair value measurement of a large portion of the property, plant and equipment acquired and contributed; and (iii) audit effort included the involvement of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls over the valuation of the property, plant and equipment, including controls relating to the significant assumptions used in those management estimates. These procedures also included, among others: testing management’s process for determining the fair value of a large portion of the property, plant and equipment acquired and contributed; evaluating the appropriateness of the discounted cash flow models; testing the completeness, accuracy and relevance of underlying data used in the models and evaluating the reasonableness of significant assumptions, including future metal prices, weighted average costs of capital, estimated quantities of ore reserves and mineral resources, including expected conversions of resources to reserves and expected future production costs and capital expenditures. Evaluating the reasonableness of the future metal price assumptions involved comparing those prices to external benchmarking data. Evaluating the reasonableness of expected future production costs and capital expenditures was done by comparing the costs and capital expenditures to actual production and other third-party information, where available. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of the ore reserves and mineral resources estimates and the expected conversions of resources to reserves. As a basis for this work, management’s specialists’ qualifications and objectivity were understood as well as their methods and assumptions. The procedures performed included tests of the data used by management’s specialists and evaluation of their findings. Professionals with specialized skill and knowledge assisted in evaluating the reasonableness of the weighted average costs of capital.

Impairment assessments for goodwill and other non-current assets and impairment reversal assessments for other non-current assets

As described in notes 2, 3, 10, 19, 20 and 21 to the consolidated financial statements, the Company’s goodwill and other non-current assets are tested for impairment if there is an indicator of impairment (or reversal of impairment), and in the case of goodwill annually during the fourth quarter. Impairment assessments and impairment reversal assessments for other non-current assets are conducted at the level of the Cash Generating Unit (CGU), which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and includes most liabilities specific to the CGU. For operating mines and projects, the individual mine/project represents a CGU for impairment and impairment reversal assessments. The Company’s goodwill and other non-current assets balances at December 31, 2019 were $4.8 billion and $32.7 billion, respectively. Indicators of impairment were identified for the following CGUs: Bulyanhulu, North Mara, Buzwagi, and Pascua-Lama and indicators of impairment reversal were identified for the Lumwana and Pueblo Viejo CGUs. The Company determined that the carrying amount of Pascua-Lama was not recoverable and an impairment to other non-current assets of $296 million was recognized. The Company identified that the Fair Values Less Costs of Disposal (FVLCD) of the Lumwana CGU and the Pueblo Viejo CGU exceeded the carrying values of these CGUs and therefore recognized other non-current asset impairment reversals of $947 million and $865 million for the Lumwana and Pueblo Viejo CGUs, respectively. For each CGU tested for impairment or impairment reversal, the Company compared the carrying amount of the CGU to its FVLCD. In all instances, except for the Pascua-Lama CGU, management estimated the FVLCD of the CGUs by using discounted cash flow models and the application of a specific Net Asset Value (NAV) multiple for each CGU, where appropriate. For the Pascua-Lama CGU, management estimated the FVLCD of the CGU using a market approach by considering observable market values for comparable assets expressed as dollar per ounce of measured and indicated resources. Management’s estimates of FVLCD included significant assumptions with respect to future metal prices, operating and capital costs, weighted average costs of capital, NAV multiples, market values expressed as dollar per ounce of measured and indicated resources, and the estimated quantities of ore reserves and mineral resources, including the expected conversions of resources to reserves. Management estimates of quantities of ore reserves and mineral resources are based on information compiled by qualified persons (management’s specialists).

The principal considerations for our determination that performing procedures relating to the impairment assessments for goodwill and other non-current assets and impairment reversal assessments for other non-current assets is a critical audit matter are (i) there was significant judgment required by management in estimating the FVLCD of the CGUs using discounted cash flow models and the application of a specific NAV multiple, where appropriate or by using a market approach considering observable market values for comparable assets; (ii) the degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to the significant assumptions with respect to future metal prices, operating and capital costs, weighted average costs of capital, NAV multiples, market values expressed as dollar per ounce of measured and indicated resources, and the estimated quantities of ore reserves and mineral resources, including expected conversions of resources to reserves as compiled by management’s specialists; and (iii) audit effort included the involvement of professionals with specialized skill and knowledge.

150	Barrick Gold Corporation

INDEPENDENT AUDITOR’S REPORT

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment and impairment reversal assessments, including controls relating to the significant assumptions used in management’s estimates of the FVLCDs of the CGUs. These procedures also included, among others: testing management’s process for determining the FVLCDs for CGUs with goodwill and for each CGU that was tested for impairment; evaluating the appropriateness of the discounted cash flow models or market approach by considering observable market values for comparable assets; testing the completeness, accuracy, and relevance of underlying data used in the models and evaluating the reasonableness of the significant assumptions used by management in the estimate of FVLCD, including future metal prices, operating and capital costs, weighted average costs of capital, NAV multiples, market values expressed as dollar per ounce of measured and indicated resources, and the estimated quantities of ore reserves and mineral resources, including the expected conversions of resources to reserves. Evaluating the reasonableness of future metal price assumptions involved comparing those prices to external benchmarking data. Evaluating the reasonableness of estimated operating and capital costs was done by comparing those costs to recent actual operating and capital expenditures incurred, assessing the consistency of these costs with related assumptions and comparing them to third-party information, where available. Evaluating the NAV multiple assumptions and market values expressed as dollar per ounce of measured and indicated resources was done by comparing them to evidence of value from recent comparable market information. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of the ore reserve and mineral resources estimate and the estimated operating and capital costs and the expected conversions of resources to reserves. As a basis for using this work, the qualifications and objectivity of management’s specialists were understood, as well as their methods and assumptions. The procedures performed included tests of the data used by management’s specialists and evaluation of their findings. Professionals with specialized skill and knowledge assisted us in evaluating the reasonableness of the weighted average costs of capital, NAV multiples, and market values expressed as dollar per ounce of measured and indicated resources.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 20, 2020

We have served as the Company’s auditor since at least 1982. We have not been able to determine the specific year we began serving as auditor of the Company.

Financial Report 2019	151

FINANCIAL STATEMENTS

Consolidated Statements of Income

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars, except per share data)	2019	2018
Revenue (notes 5 and 6)	$9,717	$7,243

Costs and expenses
Cost of sales (notes 5 and 7)	6,911	5,220
General and administrative expenses (note 11)	212	265
Exploration, evaluation and project expenses (notes 5 and 8)	342	383
Impairment (reversals) charges (note 10)	(1,423)	900
Loss on currency translation	109	136
Closed mine rehabilitation (note 27b)	5	(13)
Income from equity investees (note 16)	(165)	(46)
Other (income) expense (note 9)	(3,100)	90
Income before finance items and income taxes	6,826	308
Finance costs, net (note 14)	(469)	(545)
Income (loss) before income taxes	6,357	(237)
Income tax expense (note 12)	(1,783)	(1,198)

Net income (loss)	$4,574	$(1,435)

Attributable to:
Equity holders of Barrick Gold Corporation	$3,969	$(1,545)
Non-controlling interests (note 32)	$605	$110
Earnings (loss) per share data attributable to the equity holders of Barrick Gold Corporation (note 13)
Net income (loss)
Basic	$2.26	$(1.32)
Diluted	$(2.26)	$(1.32)

The accompanying notes are an integral part of these consolidated financial statements.

152	Barrick Gold Corporation

FINANCIAL STATEMENTS

Consolidated Statements

of Comprehensive Income

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)	2019	2018

Net income (loss)	$4,574	$(1,435)
Other comprehensive income (loss), net of taxes
Items that may be reclassified subsequently to profit or loss:
Unrealized gains (losses) on derivatives designated as cash flow hedges, net of tax $nil and ($12)	–	8
Realized (gains) losses on derivatives designated as cash flow hedges, net of tax $nil and $3	–	(2)
Currency translation adjustments, net of tax $nil and $nil	(6)	(9)
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on post-employment benefit obligations, net of tax ($3) and $nil	(6)	(2)
Net change on equity investments, net of tax $nil and $nil	48	16
Total other comprehensive income	36	11
Total comprehensive income (loss)	$4,610	$(1,424)

Attributable to:
Equity holders of Barrick Gold Corporation	$4,005	$(1,534)
Non-controlling interests	$605	$110

The accompanying notes are an integral part of these consolidated financial statements.

Financial Report 2019	153

FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)	2019	2018

Operating Activities
Net income (loss)	$4,574	$(1,435)
Adjustments for the following items:
Depreciation	2,032	1,457
Finance costs (note 14)	500	560
Impairment (reversals) charges (note 10)	(1,423)	900
Income tax expense (note 12)	1,783	1,198
Loss on currency translation	109	136
Gain on sale of non-current assets (note 9)	(441)	(68)
Remeasurement of Turquoise Ridge to fair value (note 4)	(1,886)	–
Change in working capital (note 15)	(357)	(173)
Other operating activities (note 15)	(1,113)	(62)
Operating cash flows before interest and income taxes	3,778	2,513

Interest paid	(333)	(350)
Income taxes paid	(612)	(398)
Net cash provided by operating activities	2,833	1,765

Investing Activities
Property, plant and equipment
Capital expenditures (note 5)	(1,701)	(1,400)
Sales proceeds	41	70
Divestitures (note 4)	750	–
Investment purchases	(4)	(159)
Cash acquired in merger (note 4)	751	–
Other investing activities (note 15)	213	(5)

Net cash provided by (used in) investing activities	50	(1,494)

Financing Activities
Lease repayments	(28)	–
Debt repayments	(281)	(687)
Dividends (note 31)	(548)	(125)
Funding from non-controlling interests (note 32)	140	24
Disbursements to non-controlling interests (note 32)	(421)	(108)
Other financing activities	(1)	(29)

Net cash used in financing activities	(1,139)	(925)

Effect of exchange rate changes on cash and equivalents	(1)	(9)

Net increase (decrease) in cash and equivalents	1,743	(663)
Cash and equivalents at beginning of year (note 25a)	1,571	2,234
Cash and equivalents at the end of year	$3,314	$1,571

The accompanying notes are an integral part of these consolidated financial statements.

154	Barrick Gold Corporation

FINANCIAL STATEMENTS

Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars)	As at December 31, 2019	As at December 31, 2018

Assets
Current assets
Cash and equivalents (note 25a)	$ 3,314	$ 1,571
Accounts receivable (note 18)	363	248
Inventories (note 17)	2,289	1,852
Other current assets (note 18)	565	307

Total current assets (excluding assets classified as held-for-sale)	6,531	3,978
Assets classified as held-for-sale (note 4)	356	–

Total current assets	6,887	3,978
Non-current assets
Non-current portion of inventory (note 17)	2,300	1,696
Equity in investees (note 16)	4,527	1,234
Property, plant and equipment (note 19)	24,141	12,826
Intangible assets (note 20a)	226	227
Goodwill (note 20b)	4,769	1,176
Deferred income tax assets (note 30)	235	259
Other assets (note 22)	1,307	1,235

Total assets	$44,392	$ 22,631

Liabilities and Equity
Current liabilities
Accounts payable (note 23)	$ 1,155	$ 1,101
Debt (note 25b)	375	43
Current income tax liabilities	224	203
Other current liabilities (note 24)	622	321

Total current liabilities (excluding liabilities classified as held-for-sale)	2,376	1,668
Liabilities classified as held-for-sale (note 4)	–	–

Total current liabilities	2,376	1,668
Non-current liabilities
Debt (note 25b)	5,161	5,695
Provisions (note 27)	3,114	2,904
Deferred income tax liabilities (note 30)	3,091	1,236
Other liabilities (note 29)	823	1,743

Total liabilities	14,565	13,246
Equity
Capital stock (note 31)	29,231	20,883
Deficit	(9,722)	(13,453)
Accumulated other comprehensive loss	(122)	(158)
Other	2,045	321

Total equity attributable to Barrick Gold Corporation shareholders	21,432	7,593
Non-controlling interests (note 32)	8,395	1,792

Total equity	29,827	9,385

Contingencies and commitments (notes 2, 17, 19 and 36)

Total liabilities and equity	$44,392	$ 22,631

The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board,

Mark Bristow, Director	J. Brett Harvey, Director

Financial Report 2019	155

FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity

		Attributable to equity holders of the Company
Barrick Gold Corporation (in millions of United States dollars)	Common Shares (in thousands)	Capital stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non- controlling interests	Total equity

At January 1, 2019	1,167,847	$20,883	$(13,453)	$(158)	$321	$7,593	$1,792	$9,385

Net income (loss)	–	–	3,969	–	–	3,969	605	4,574
Total other comprehensive income	–	–	–	36	–	36	–	36

Total comprehensive income (loss)	–	$–	$3,969	$36	$–	$4,005	$605	$4,610

Transactions with owners
Dividends (note 31)	–	–	(218)	–	–	(218)	–	(218)
Merger with Randgold Resources
Limited (note 4)	583,669	7,903	–	–	–	7,903	872	8,775
Nevada Gold Mines JV with Newmont
Goldcorp Corporation (note 4)	–	–	–	–	1,645	1,645	5,910	7,555
Acquisition of 36.1% of Acacia
Mining plc (note 4)	24,837	423	–	–	70	493	(495)	(2)
Issued on exercise of stock options	131	2	–	–	–	2	–	2
Funding from non-controlling interests (note 32)	–	–	–	–	–	–	140	140
Other decrease in non-controlling interests (note 32)	–	–	–	–	–	–	(429)	(429)
Dividend reinvestment plan (note 31)	1,443	20	(20)	–	–	–	–	–
Share-based payments	–	–	–	–	9	9	–	9

Total transactions with owners	610,080	$8,348	$(238)	$–	$1,724	$9,834	$5,998	$15,832

At December 31, 2019	1,777,927	$29,231	$(9,722)	$(122)	$2,045	$21,432	$8,395	$29,827

At December 31, 2017	1,166,577	$20,893	$(11,759)	$(169)	$321	$9,286	$1,781	$11,067

Impact of adopting IFRS 15 on January 1, 2018	–	–	64	–	–	64	–	64

At January 1, 2018 (restated)	1,166,577	$20,893	$(11,695)	$(169)	$321	$9,350	$1,781	$11,131

Net (loss) income	–	–	(1,545)	–	–	(1,545)	110	(1,435)
Total other comprehensive income	–	–	–	11	–	11	–	11

Total comprehensive (loss) income	–	$–	$(1,545)	$11	$–	$(1,534)	$110	$(1,424)

Transactions with owners
Dividends	–	–	(199)	–	–	(199)	–	(199)
Issued on exercise of stock options	20	–	–	–	–	–	–	–
Funding from non-controlling interests	–	–	–	–	–	–	24	24
Other decrease in non-controlling interests	–	–	–	–	–	–	(123)	(123)
Dividend reinvestment plan	1,250	14	(14)	–	–	–	–	–
Other[3]	–	(24)	–	–	–	(24)	–	(24)

Total transactions with owners	1,270	$(10)	$(213)	$–	$–	$(223)	$(99)	$(322)

At December 31, 2018	1,167,847	$20,883	$(13,453)	$(158)	$321	$7,593	$1,792	$9,385

1.	Includes cumulative translation adjustments as at December 31, 2019: $88 million loss (December 31, 2018: $82 million loss).
2.	Includes additional paid-in capital as at December 31, 2019: $2,007 million (December 31, 2018: $283 million).
3.	Represents a reversal of a previously recognized deferred tax asset, which was originally recognized in capital stock.

The accompanying notes are an integral part of these consolidated financial statements.

156	Barrick Gold Corporation

Notes to Consolidated Financial Statements

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to A$, ARS, C$, CLP, DOP, EUR, GBP, PGK, SAR, TZS, XOF, ZAR, and ZMW are to Australian dollars, Argentine pesos, Canadian dollars, Chilean pesos, Dominican pesos, Euros, British pound sterling, Papua New Guinea kina, Saudi riyal, Tanzanian shilling, West African CFA franc, South African rand, and Zambian kwacha, respectively.

1 ∎ Corporate Information

Barrick Gold Corporation (“Barrick”, “we” or the “Company”) is a corporation governed by the Business Corporations Act (British Columbia). The Company’s corporate office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. The Company’s registered office is 925 West Georgia Street, Suite 1600, Vancouver, British Columbia, V6C 3L2. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We sell our gold and copper into the world market.

We have ownership interests in producing gold mines that are located in Argentina, Canada, Côte d’Ivoire, the Democratic Republic of Congo, the Dominican Republic, Mali, Papua New Guinea, Tanzania and the United States. We have ownership interests in producing copper mines in Chile, Saudi Arabia and Zambia. We also have various projects located throughput the Americas and Africa. Refer to note 4 for information on acquisitions and divestments occurring during the 2019 year.

2 ∎ Significant Accounting Policies

a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of derivative contracts and certain financial assets. Accounting policies are consistently applied to all years presented, unless otherwise stated. These consolidated financial statements were approved for issuance by the Board of Directors on February 20, 2020.

b) Basis of Preparation

Subsidiaries

These consolidated financial statements include the accounts of Barrick and its subsidiaries. All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation. We consolidate subsidiaries where we have the ability to exercise control. Control of an investee is defined to exist when we are exposed to variable returns from our involvement with the investee and have the ability to affect those returns through our power over the investee. Specifically, we control an investee if, and only if, we have all of the following: power over the investee (i.e., existing rights that give us the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from our involvement with the investee; and the ability to use our power over the investee to affect its returns. For non wholly-owned, controlled subsidiaries, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheet. Profit or loss for the period that is attributable to non-controlling interests is calculated based on the ownership of the minority shareholders in the subsidiary.

Joint Arrangements

A joint arrangement is defined as one over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control. There are two types of joint arrangements: joint operations (“JO”) and joint ventures (“JV”).

A JO is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. In relation to our interests in joint operations, we recognize our share of any assets, liabilities, revenues and expenses of the JO.

A JV is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Our investments in JVs are accounted for using the equity method.

On acquisition, an equity method investment is initially recognized at cost. The carrying amount of equity method investments includes goodwill identified on acquisition, net of any accumulated impairment losses. The carrying amount is adjusted by our share of post-acquisition net income or loss; depreciation, amortization or impairment of the fair value adjustments made on the underlying balance sheet at the date of acquisition; dividends; cash contributions; and our share of post-acquisition movements in Other Comprehensive Income (“OCI”). If the carrying value in an equity method investment is reduced to zero, additional losses are not provided for, and a liability is not recognized, unless the Company has incurred legal or constructive obligations, or made payments on behalf of the equity method investment.

Financial Report 2019	157

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Outlined below is information related to our joint arrangements and entities other than 100% owned Barrick subsidiaries at December 31, 2019:

	Place of business	Entity type	Economic interest[1]	Method[2]

Nevada Gold Mines[3,4,5,6,7]	United States	Subsidiary	61.5%	Consolidation

Loulo-Gounkoto[3]	Mali	Subsidiary	80%	Consolidation

Tongon[3]	Côte d’Ivoire	Subsidiary	89.7%	Consolidation

Pueblo Viejo[3]	Dominican Republic	Subsidiary	60%	Consolidation

Norte Abierto Project	Chile	JO	50%	Our share

Donlin Gold Project	United States	JO	50%	Our share

Porgera Mine[8]	Papua New Guinea	JO	47.5%	Our share

Veladero	Argentina	JO	50%	Our share

Kibali[9]	Democratic Republic of Congo	JV	45%	Equity Method

Morila[9]	Mali	JV	40%	Equity Method

GNX[9,10]	Chile	JV	50%	Equity Method

Jabal Sayid[9]	Saudi Arabia	JV	50%	Equity Method

Kabanga Project[9,10]	Tanzania	JV	50%	Equity Method

Zaldívar[9]	Chile	JV	50%	Equity Method

1.	Unless otherwise noted, all of our joint arrangements are funded by contributions made by the parties sharing joint control in proportion to their economic interest.
2.	For our JOs, we recognize our share of any assets, liabilities, revenues and expenses of the JO.
3.

We consolidate our interests in Carlin, Cortez, Turquoise Ridge, Phoenix, Long Canyon, Loulo-Gounkoto, Tongon and Pueblo Viejo and record a non-controlling interest for the 38.5%, 38.5%, 38.5%, 38.5%, 38.5%, 20%, 10.3% and 40%, respectively, that we do not own. On September 17, 2019, Barrick acquired all of the shares of Acacia it did not own, bringing our ownership from 63.9% to 100%. When the Government of Tanzania’s 16% free-carried interest is made effective, which is expected to be as of January 1, 2020, our ownership will be brought down to 84%.

4.

On July 1, 2019, Barrick’s Goldstrike (including 60% of South Arturo) and Newmont’s Carlin were contributed to Nevada Gold Mines, a joint venture with Newmont, and are now referred to as Carlin. This brought our ownership to 61.5% of Carlin (including 36.9% of South Arturo).

5.	On July 1, 2019, Cortez was contributed to Nevada Gold Mines bringing our ownership down to 61.5%.
6.

Barrick owned 75% of Turquoise Ridge through to the end of the second quarter of 2019, with our joint venture partner, Newmont, owning the remaining 25%. Turquoise Ridge was proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge and Newmont’s Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines. This brought our ownership to 61.5% of Turquoise Ridge and Twin Creeks, now referred to as Turquoise Ridge.

7.	Phoenix and Long Canyon were acquired as a result of the formation of Nevada Gold Mines on July 1, 2019, resulting in an ownership of 61.5%.
8.	We have joint control given that decisions about relevant activities require unanimous consent of the parties to the joint operation.
9.	Barrick has commitments of $324 million relating to its interest in the joint ventures.
10.	These JVs are early stage exploration projects and, as such, do not have any significant assets, liabilities, income, contractual commitments or contingencies.

c) Business Combinations

On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed 12 months from the acquisition date with retroactive restatement of the impact of adjustments to those provisional fair values effective as at the acquisition date. Incremental costs related to acquisitions are expensed as incurred.

When the cost of the acquisition exceeds the fair value of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to Barrick’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of income.

Non-controlling interests represent the fair value of net assets in subsidiaries, as at the date of acquisition, that are not held by Barrick and are presented in the equity section of the consolidated balance sheet.

d)	Non-Current Assets and Disposal Groups Held-for-Sale and Discontinued Operations

Non-current assets and disposal groups are classified as assets held-for-sale (“HFS”) if it is highly probable that the value of these assets will be recovered primarily through sale rather than through continuing use. They are recorded at the lower of carrying amount and fair value less cost of disposal. Impairment losses on initial classification as HFS and subsequent gains and losses on remeasurement are recognized in the income statement. Once classified as HFS, property, plant and equipment are no longer amortized. The assets and liabilities are presented as HFS in the consolidated balance sheet when the sale is highly probable, the asset or disposal group is available for immediate sale in its present condition and management is committed to the sale, which should be expected to be completed within one year from the date of classification.

A discontinued operation is a component of the Company that can be clearly distinguished from the rest of the Company and represents a major line of business or geographic area, and the value of this component is expected to be recovered primarily through sale rather than continuing use.

Results of operations and any gain or loss from disposal are excluded from income before finance items and income taxes and are reported separately as income/loss from discontinued operations.

158	Barrick Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

e)	Foreign Currency Translation

The functional currency of the Company, for each subsidiary of the Company, and for joint arrangements and associates, is the currency of the primary economic environment in which it operates. The functional currency of all of our operations is the US dollar. We translate non-US dollar balances for these operations into US dollars as follows:

◾	Property, plant and equipment (“PP&E”), intangible assets and equity method investments using the rates at the time of acquisition;
◾	Fair value through other comprehensive income (“FVOCI”) equity investments using the closing exchange rate as at the balance sheet date with translation gains and losses permanently recorded in Other Comprehensive Income (“OCI”);
◾	Deferred tax assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in income tax expense;
◾	Other assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in other income/expense; and
◾	Income and expenses using the average exchange rate for the period, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as the associated non-monetary assets and liabilities.

f)	Revenue Recognition

We record revenue when evidence exists that all of the following criteria are met:

◾	The significant risks and rewards of ownership of the product have been transferred to the buyer;
◾	Neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained;
◾	The amount of revenue can be reliably measured;
◾	It is probable that the economic benefits associated with the sale will flow to us; and
◾	The costs incurred or to be incurred in respect of the sale can be reliably measured.

These conditions are generally satisfied when title passes to the customer.

Gold Bullion Sales

Gold bullion is sold primarily in the London spot market. The sale price is fixed on the date of sale based on the gold spot price. Generally, we record revenue from gold bullion sales at the time of physical delivery, which is also the date that title to the gold passes.

Concentrate Sales

Under the terms of concentrate sales contracts with independent smelting companies, gold and copper sales prices are provisionally set on a specified future date after shipment based on market prices. We record revenues under these contracts at the time of shipment, which is also when the risk and rewards of ownership pass to the smelting companies, using forward market gold and copper prices on the expected date that final sales prices will be determined. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market gold and copper prices, which result in the existence of an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in revenue in the consolidated statement of income and presented separately in note 6 of these consolidated financial statements.

Streaming Arrangements

As the deferred revenue on streaming arrangements is considered variable consideration, an adjustment is made to the transaction price per unit each time there is a change in the underlying production profile of a mine (typically in the fourth quarter of each year). The change in the transaction price per unit results in a cumulative catch-up adjustment to revenue in the period in which the change is made, reflecting the new production profile expected to be delivered under the streaming agreement. A corresponding cumulative catch-up adjustment is made to accretion expense, reflecting the impact of the change in the deferred revenue balance.

g)	Exploration and Evaluation

Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of (i) establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Exploration and evaluation expenditures are expensed as incurred unless management determines that probable future economic benefits will be generated as a result of the expenditures. Once the technical feasibility and commercial viability of a program or project has been demonstrated with a prefeasibility study, and we have recognized reserves in accordance with the Canadian Securities Administrators’ National Instrument 43-101, we account for future expenditures incurred in the development of that program or project in accordance with our policy for Property, Plant and Equipment, as described in note 2n.

h)	Production Stage

A mine that is under construction is determined to enter the production stage when the project is in the location and condition necessary for it to be capable of operating in the manner intended by management. We use the following factors to assess whether these criteria have been met: (1) the level of capital expenditures compared to construction cost estimates; (2) the completion of a reasonable period of testing of mine plant and equipment; (3) the ability to produce minerals in saleable form (within specifications); and (4) the ability to sustain ongoing production of minerals.

When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for capitalizable costs related to property, plant and equipment additions or improvements, open pit stripping activities that provide a future benefit, underground mine development or expenditures that meet the criteria for capitalization in accordance with IAS 16 Property, Plant and Equipment.

Financial Report 2019	159

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

i)	Earnings per Share

Earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the treasury stock method. Under this method, stock options that have an exercise price less than the average market price of our common shares are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share.

j)	Taxation

Current tax for each taxable entity is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the balance sheet date and includes adjustments to tax payable or recoverable in respect of previous periods.

Deferred tax is recognized using the balance sheet method in respect of all temporary differences between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes, except as indicated below.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

◾	Where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and
◾	In respect of taxable temporary differences associated with investments in subsidiaries and interests in joint arrangements, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences and the carry forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax assets and unused tax losses can be utilized, except:

◾	Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and
◾	In respect of deductible temporary differences associated with investments in subsidiaries and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. To the extent that an asset not previously recognized fulfills the criteria for recognition, a deferred income tax asset is recorded.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.

Current and deferred tax relating to items recognized directly in equity are recognized in equity and not in the income statement.

Royalties and Special Mining Taxes

Income tax expense includes the cost of royalties and special mining taxes payable to governments that are calculated based on a percentage of taxable profit whereby taxable profit represents net income adjusted for certain items defined in the applicable legislation.

Indirect Taxes

Indirect tax recoverable is recorded at its undiscounted amount, and is disclosed as non-current if not expected to be recovered within twelve months.

k)	Other Investments

Investments in publicly quoted equity securities that are neither subsidiaries nor associates are categorized as FVOCI pursuant to the irrevocable election available in IFRS 9 for these instruments. FVOCI equity investments (referred to as “other investments”) are recorded at fair value with all realized and unrealized gains and losses recorded permanently in OCI.

l)	Inventory

Material extracted from our mines is classified as either ore or waste. Ore represents material that, at the time of extraction, we expect to process into a saleable form and sell at a profit. Raw materials are comprised of both ore in stockpiles and ore on leach pads as processing is required to extract benefit from the ore. Ore is accumulated in stockpiles that are subsequently processed into gold/copper in a saleable form. The recovery of gold and copper from certain oxide ores is achieved through the heap leaching process. Work in process represents gold/copper in the processing circuit that has not completed the production process, and is not yet in a saleable form. Finished goods inventory represents gold/copper in saleable form.

Metal inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises direct labor, materials and contractor expenses, including non-capitalized stripping costs; depreciation on PP&E including capitalized stripping costs; and an allocation of general and administrative costs. As ore is removed for processing, costs are removed based on the average cost per ounce/pound in the stockpile. Net realizable value is determined with reference to relevant market prices less applicable variable selling and processing costs.

Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items. Provisions are recorded to reduce mine operating supplies to net realizable value, which is generally calculated by reference to its salvage or scrap value, when it is determined that the supplies are obsolete. Provisions are reversed to reflect subsequent recoveries in net realizable value where the inventory is still on hand.

160	Barrick Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

m) Royalties

Certain of our properties are subject to royalty arrangements based on mineral production at the properties. The primary type of royalty is a net smelter return (NSR) royalty. Under this type of royalty we pay the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less third-party smelting, refining and transportation costs. Royalty expense is recorded on completion of the production or sales process in cost of sales. Other types of royalties include:

◾	Net profits interest (NPI) royalty to other than a government,
◾	Modified net smelter return (NSR) royalty,
◾	Net smelter return sliding scale (NSRSS) royalty,
◾	Gross proceeds sliding scale (GPSS) royalty,
◾	Gross smelter return (GSR) royalty,
◾	Net value (NV) royalty,
◾	Land tenement (LT) royalty, and a
◾	Gold revenue royalty.

n) Property, Plant and Equipment

Estimated Useful Lives of Major Asset Categories

Buildings, plant and equipment	1 – 28 years
Underground mobile equipment	5 – 7 years
Light vehicles and other mobile equipment	1 – 7 years
Furniture, computer and office equipment	1 – 7 years

Buildings, Plant and Equipment

At acquisition, we record buildings, plant and equipment at cost, including all expenditures incurred to prepare an asset for its intended use. These expenditures consist of: the purchase price; brokers’ commissions; and installation costs including architectural, design and engineering fees, legal fees, survey costs, site preparation costs, freight charges, transportation insurance costs, duties, testing and preparation charges.

We capitalize costs that meet the asset recognition criteria. Costs incurred that do not extend the productive capacity or useful economic life of an asset are considered repairs and maintenance expense and are accounted for as a cost of the inventory produced in the period.

Buildings, plant and equipment are depreciated on a straight-line basis over their expected useful life, which commences when the assets are considered available for use. Once buildings, plant and equipment are considered available for use they are measured at cost less accumulated depreciation and applicable impairment losses.

Depreciation on equipment utilized in the development of assets, including open pit and underground mine development, is recapitalized as development costs attributable to the related asset.

Mineral Properties

Mineral properties consist of: the fair value attributable to mineral reserves and resources acquired in a business combination or asset acquisition; underground mine development costs; open pit mine development costs; capitalized exploration and evaluation costs; and capitalized interest. In addition, we incur project costs which are generally capitalized when the expenditures result in a future benefit.

i) Acquired Mining Properties

On acquisition of a mining property, we prepare an estimate of the fair value attributable to the proven and probable mineral reserves, mineral resources and exploration potential attributable to the property. The estimated fair value attributable to the mineral reserves and the portion of mineral resources considered to be probable of economic extraction at the time of the acquisition is depreciated on a units of production (“UOP”) basis whereby the denominator is the proven and probable reserves and the portion of mineral resources considered to be probable of economic extraction based on the current life of mine (“LOM”) plan that benefit from the development and are considered probable of economic extraction. The estimated fair value attributable to mineral resources that are not considered to be probable of economic extraction at the time of the acquisition is not subject to depreciation until the resources become probable of economic extraction in the future. The estimated fair value attributable to exploration licenses is recorded as an intangible asset and is not subject to depreciation until the property enters production.

ii) Underground Mine Development Costs

At our underground mines, we incur development costs to build new shafts, drifts and ramps that will enable us to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life. These underground development costs are capitalized as incurred.

Capitalized underground development costs are depreciated on a UOP basis, whereby the denominator is the estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current LOM plan that benefit from the development and are considered probable of economic extraction.

iii) Open Pit Mine Development Costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as open pit mine development costs.

Pre-production stripping costs are capitalized until an “other than de minimis” level of mineral is extracted, after which time such costs are either capitalized to inventory or, if it qualifies as an open pit stripping activity that provides a future benefit, to PP&E. We consider various relevant criteria to assess when an “other than de minimis” level of mineral is produced. Some of the criteria considered would include, but are not limited to, the following: (1) the amount of minerals mined versus total ounces in LOM ore; (2) the amount of ore tonnes mined versus total LOM expected ore tonnes mined; (3) the current stripping ratio versus the LOM strip ratio; and (4) the ore grade versus the LOM grade.

Financial Report 2019	161

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stripping costs incurred during the production stage of a pit are accounted for as costs of the inventory produced during the period that the stripping costs are incurred, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body. Components of the ore body are based on the distinct development phases identified by the mine planning engineers when determining the optimal development plan for the open pit. Production phase stripping costs generate a future economic benefit when the related stripping activity: (1) improves access to a component of the ore body to be mined in the future; (2) increases the fair value of the mine (or pit) as access to future mineral reserves becomes less costly; and (3) increases the productive capacity or extends the productive life of the mine (or pit). Production phase stripping costs that are expected to generate a future economic benefit are capitalized as open pit mine development costs.

Capitalized open pit mine development costs are depreciated on a UOP basis whereby the denominator is the estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current LOM plan that benefit from the development and are considered probable of economic extraction.

Construction-in-Progress

Assets under construction are capitalized as construction-in-progress until the asset is available for use. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress amounts related to development projects are included in the carrying amount of the development project. Construction-in-progress amounts incurred at operating mines are presented as a separate asset within PP&E. Construction-in-progress also includes deposits on long lead items. Construction-in-progress is not depreciated. Depreciation commences once the asset is complete and available for use.

Leasing Arrangements

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

◾	fixed payments (including in-substance fixed payments), less any lease incentives receivable;
◾	variable lease payments that are based on an index or a rate;
◾	amounts expected to be payable by the lessee under residual value guarantees;
◾	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
◾	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

◾	the amount of the initial measurement of the lease liability;
◾	any lease payments made at or before the commencement date less any lease incentives received;
◾	any initial direct costs; and
◾	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets are generally comprised of IT equipment and small items of office furniture.

Capitalized Interest

We capitalize interest costs for qualifying assets. Qualifying assets are assets that require a significant amount of time to prepare for their intended use, including projects that are in the exploration and evaluation, development or construction stages. Qualifying assets also include significant expansion projects at our operating mines. Capitalized interest costs are considered an element of the cost of the qualifying asset which is determined based on gross expenditures incurred on an asset. Capitalization ceases when the asset is substantially complete or if active development is suspended or ceases. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings. Where surplus funds available out of money borrowed specifically to finance a project are temporarily invested, the total capitalized interest is reduced by income generated from short-term investments of such funds.

Insurance

We record losses relating to insurable events as they occur. Proceeds receivable from insurance coverage are recorded at such time as receipt is receivable or virtually certain and the amount receivable is fixed or determinable. For business interruption insurance the amount recoverable is only recognized when receipt is virtually certain, as supported by notification of a minimum or proposed settlement amount from the insurance adjuster.

o) Impairment (and Reversals of Impairment) of Non-Current Assets

We review and test the carrying amounts of PP&E and intangible assets with finite lives when an indicator of impairment is considered to exist. Impairment assessments on PP&E and intangible assets are conducted at the level of the cash generating unit (“CGU”), which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and includes most liabilities specific to the CGU. For operating mines and projects, the individual mine/project represents a CGU for impairment testing.

The recoverable amount of a CGU is the higher of Value in Use (“VIU”) and Fair Value Less Costs of Disposal (“FVLCD”). We have determined that the FVLCD is greater than the VIU amounts and is therefore used as the recoverable amount for impairment testing purposes. An impairment loss is recognized for any excess of the carrying amount of a CGU over its recoverable amount where both the recoverable amount and carrying value include the associated other assets and liabilities, including taxes where applicable, of the CGU. Where it is not appropriate to allocate the loss to a separate asset, an impairment loss related to a CGU is allocated to the carrying amount of the assets of the CGU on a pro rata basis based on the carrying amount of its non-monetary assets.

162	Barrick Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Impairment Reversal

An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the CGU’s recoverable amount since the last impairment loss was recognized. This reversal is recognized in the consolidated statements of income and is limited to the carrying value that would have been determined, net of any depreciation where applicable, had no impairment charge been recognized in prior years. When an impairment reversal is undertaken, the recoverable amount is assessed by reference to the higher of VIU and FVLCD. We have determined that the FVLCD is greater than the VIU amounts and is therefore used as the recoverable amount for impairment testing purposes.

p) Intangible Assets

Intangible assets acquired by way of an asset acquisition or business combination are recognized if the asset is separable or arises from contractual or legal rights and the fair value can be measured reliably on initial recognition.

On acquisition of a mineral property in the exploration stage, we prepare an estimate of the fair value attributable to the exploration licenses acquired, including the fair value attributable to mineral resources, if any, of that property. The fair value of the exploration license is recorded as an intangible asset (acquired exploration potential) as at the date of acquisition. When an exploration stage property moves into development, the acquired exploration potential attributable to that property is transferred to mining interests within PP&E.

We also have water rights associated with our mineral properties. Upon acquisition, they are measured at initial cost and are depreciated when they are being used. They are also subject to impairment testing when an indicator of impairment is considered to exist.

q) Goodwill

Under the acquisition method of accounting, the costs of business combinations are allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition. The excess of the fair value of consideration paid over the fair value of the identifiable net assets acquired is recorded as goodwill. Goodwill is not amortized; instead it is tested for impairment in the fourth quarter and also when there is an indicator of impairment. At the date of acquisition, goodwill is assigned to the CGU or group of CGUs that is expected to benefit from the synergies of the business combination. For the purposes of impairment testing, goodwill is allocated to the Company’s operating segments, which are our individual minesites, and corresponds to the level at which goodwill is internally monitored by the Chief Operating Decision Maker (“CODM”).

The recoverable amount of an operating segment is the higher of VIU and FVLCD. A goodwill impairment is recognized for any excess of the carrying amount of the operating segment over its recoverable amount. Goodwill impairment charges are not reversible.

r) Debt

Debt is recognized initially at fair value, net of financing costs incurred, and subsequently measured at amortized cost. Any difference between the amounts originally received and the redemption value of the debt is recognized in the consolidated statements of income over the period to maturity using the effective interest method.

s) Derivative Instruments and Hedge Accounting

Derivative Instruments

Derivative instruments are recorded at fair value on the consolidated balance sheet, classified based on contractual maturity. Derivative instruments are classified as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”), hedges of highly probable forecasted transactions (“cash flow hedges”) or non-hedge derivatives. Derivatives designated as either a fair value or cash flow hedge that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Derivative assets and derivative liabilities are shown separately in the balance sheet unless there is a legal right to offset and intent to settle on a net basis.

Fair Value Hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated statements of income, together with any changes in the fair value of the hedged asset or liability or firm commitment that is attributable to the hedged risk.

Cash Flow Hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. The gain or loss relating to the ineffective portion is recognized in the consolidated statements of income. Amounts accumulated in equity are transferred to the consolidated statements of income in the period when the forecasted transaction impacts earnings. When the forecasted transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial carrying amount of the asset or liability.

When a derivative designated as a cash flow hedge expires or is sold and the forecasted transaction is still expected to occur, any cumulative gain or loss relating to the derivative that is recorded in equity at that time remains in equity and is recognized in the consolidated statements of income when the forecasted transaction occurs. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recorded in equity is immediately transferred to the consolidated statements of income.

Non-Hedge Derivatives

Derivative instruments that do not qualify as either fair value or cash flow hedges are recorded at their fair value at the balance sheet date, with changes in fair value recognized in the consolidated statements of income.

t) Embedded Derivatives

Derivatives embedded in other financial instruments or executory contracts are accounted for as separate derivatives when their risks and characteristics are not closely related to their host financial instrument or contract. In some cases, the embedded derivatives may be designated as hedges and are accounted for as described above.

Financial Report 2019	163

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

u) Environmental Rehabilitation Provision

Mining, extraction and processing activities normally give rise to obligations for environmental rehabilitation. Rehabilitation work can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; security and other site-related costs required to perform the rehabilitation work; and operation of equipment designed to reduce or eliminate environmental effects. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and our environmental policies. Routine operating costs that may impact the ultimate closure and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Abnormal costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event that gives rise to an obligation occurs and reliable estimates of the required rehabilitation costs can be made.

Provisions for the cost of each rehabilitation program are normally recognized at the time that an environmental disturbance occurs or a new legal or constructive obligation is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. The major parts of the carrying amount of provisions relate to closure/rehabilitation of tailings facilities, heap leach pads and waste dumps; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance and security of closed mines. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation at the time of closure and post-closure in connection with disturbances as at the reporting date. Estimated costs included in the determination of the provision reflect the risks and probabilities of alternative estimates of cash flows required to settle the obligation at each particular operation. The expected rehabilitation costs are estimated based on the cost of external contractors performing the work or the cost of performing the work internally depending on management’s intention.

The timing of the actual rehabilitation expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions and the environment in which the mine operates. Expenditures may occur before and after closure and can continue for an extended period of time depending on rehabilitation requirements. Rehabilitation provisions are measured at the expected value of future cash flows, which exclude the effect of inflation, discounted to their present value using a current US dollar real risk-free pre-tax discount rate. The unwinding of the discount, referred to as accretion expense, is included in finance costs and results in an increase in the amount of the provision. Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates.

Significant judgments and estimates are involved in forming expectations of future activities, the amount and timing of the associated cash flows and the period over which we estimate those cash flows. Those expectations are formed based on existing environmental and regulatory requirements or, if more stringent, our environmental policies which give rise to a constructive obligation.

When provisions for closure and rehabilitation are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and rehabilitation activities is recognized in PP&E and depreciated over the expected economic life of the operation to which it relates.

Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and resources with a corresponding change in the life of mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; changes in discount rates; changes in foreign exchange rates; changes in Barrick’s closure policies; and changes in laws and regulations governing the protection of the environment.

Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions. Those adjustments are accounted for as a change in the corresponding cost of the related assets, including the related mineral property, except where a reduction in the provision is greater than the remaining net book value of the related assets, in which case the value is reduced to nil and the remaining adjustment is recognized in the consolidated statements of income. In the case of closed sites, changes in estimates and assumptions are recognized immediately in the consolidated statements of income. For an operating mine, the adjusted carrying amount of the related asset is depreciated prospectively. Adjustments also result in changes to future finance costs.

v) Litigation and Other Provisions

Provisions are recognized when a present obligation exists (legal or constructive), as a result of a past event, for which it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are discounted to their present value using a current US dollar real risk-free pre-tax discount rate and the accretion expense is included in finance costs.

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. Contingent gains are only recognized when the inflow of economic benefits is virtually certain.

164	Barrick Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

w) Stock-Based Compensation

We recognize the expense related to these plans over the vesting period, beginning once the grant has been approved and announced to the beneficiaries.

Cash-settled awards are measured at fair value initially using the market value of the underlying shares on the day preceding the date of the grant of the award and are required to be remeasured to fair value at each reporting date until settlement. The cost is then recorded over the vesting period of the award. This expense, and any changes in the fair value of the award, is recorded to the same expense category as the award recipient’s payroll costs. The cost of a cash-settled award is recorded within liabilities until settled. Barrick offers cash-settled (Restricted Share Units (“RSU”), Deferred Share Units (“DSU”), Performance Restricted Share Units (“PRSU”) and Performance Granted Share Units (“PGSU”)) awards to certain employees, officers and directors of the Company.

Equity-settled awards are measured at fair value, using the Lattice model for stock options, with market related inputs as of the date of the grant. The cost is recorded over the vesting period of the award to the same expense category as the award recipient’s payroll costs (i.e., cost of sales or general and administrative) and the corresponding entry is recorded in equity. Equity-settled awards are not remeasured subsequent to the initial grant date. Barrick offers equity-settled (Employee Stock Option Plan (“ESOP”), Global Employee Share Plan (“GESP”), Long-Term Incentive Plan (“LTIP”) and Barrick Share Purchase Plan (“BSPP”)) awards to certain employees, officers and directors of the Company.

We use the accelerated method (also referred to as ‘graded’ vesting) for attributing stock option expense over the vesting period. Stock option expense incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate.

Employee Stock Option Plan

Under Barrick’s ESOP, certain officers and key employees of the Corporation may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. The grant date is the date when the details of the award, including the number of options granted to the individual and the exercise price, are approved. Stock options vest equally over four years, beginning in the year after granting. The ESOP arrangement has graded vesting terms, and therefore multiple vesting periods must be valued and accounted for separately over their respective vesting periods. The compensation expense of the instruments issued for each grant under the ESOP is calculated using the Lattice model. The compensation expense is adjusted by the estimated forfeiture rate which is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate.

Restricted Share Units

Under our RSU plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs generally vest within three years and upon vesting the employee will receive either cash or common shares purchased on the open market, depending on the terms of the grant. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.

A liability for RSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized on a straight-line basis over the vesting period, with a corresponding charge to compensation expense, as a component of corporate administration and operating segment administration. Compensation expenses for RSUs incorporate an estimate for expected forfeiture rates based on which the fair value is adjusted.

Deferred Share Units

Under our DSU plan, Directors must receive at least 63.6% of their basic annual retainer in the form of DSUs or cash to purchase common shares that cannot be sold, transferred or otherwise disposed of until the Director leaves the Board. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs is paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. The initial fair value of the liability is calculated as of the grant date and is recognized immediately. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any change in fair value recorded as compensation expense in the period. Officers may also elect to receive a portion or all of their incentive compensation in the form of DSUs. We also allow granting of DSUs to other officers and employees at the discretion of the Board Compensation Committee.

Performance Restricted Share Units

Under our PRSU plan, selected employees are granted PRSUs, where each PRSU has a value equal to one Barrick common share. PRSUs vest at the end of a three-year period and are settled in cash on the third anniversary of the grant date. Additional PRSUs are credited to reflect dividends paid on Barrick common shares over the vesting period. Vesting, and therefore the liability, is based on the achievement of performance goals and the target settlement ranges from 0% to 200% of the original grant of units.

The value of a PRSU reflects the value of a Barrick common share and the number of share units issued is adjusted for its relative performance against certain competitors and other internal financial performance measures. Therefore, the fair value of the PRSUs is determined with reference to the closing stock price at each remeasurement date.

The initial fair value of the liability is calculated as of the grant date and is recognized within compensation expense using the straight-line method over the vesting period. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any changes in fair value recorded as compensation expense. The fair value is adjusted for the revised estimated forfeiture rate.

Performance Granted Share Units

Under our PGSU plan, selected employees are granted PGSUs, where each PGSU has a value equal to one Barrick common share. Annual PGSU awards are determined based on a multiple ranging from one to six times base salary (depending on position and level of responsibility) multiplied by a performance factor. The number of PGSUs granted to a plan participant is determined by dividing the dollar value of the award by the closing price of Barrick common shares on the day prior to the grant, or if the grant date occurs during a blackout period, by the greater of (i) the closing price of Barrick common shares on the day prior to the grant date and (ii) the closing price of Barrick Common Shares on the first day following the expiration of the blackout.

For all PGSUs that were outstanding as at December 31, 2019, upon vesting the after-tax value of the award is used to purchase common shares and generally these shares cannot be sold until the employee retires or leaves Barrick. These PGSUs vest at the end of the third year from the date of the grant.

The initial fair value of the liability is calculated as of the grant date and is recognized within compensation expense using the straight-line method over the vesting period. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any changes in fair value recorded as compensation expense.

Financial Report 2019	165

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Long-Term Incentive Plan (Employees)

Under our LTIP plan, restricted shares are issued to selected employees, subject to a satisfactory performance level being achieved during the 12 month period prior to the exercise date of each tranche of shares as well as a number of company related performance criteria. All employees to whom restricted shares have been granted are expected to meet this level of performance. The performance period is up to three years where the employee must remain in employment for the shares to vest. There are no market based vesting conditions on the share awards.

Long-Term Incentive Plan (Executive Directors)

The LTIP is subject to three performance conditions: relative total shareholder return compared to the Euromoney Global Gold Index, total cash cost per ounce and reserve replacement ratio. No dividends are attributable during the vesting period.

Barrick Share Purchase Plan

Under our BSPP plan, certain Barrick employees can purchase Company shares through payroll deduction. Each year, employees may contribute 1%–10% of their combined base salary and annual short-term incentive, and Barrick will match 100% of the contribution, up to a maximum of C$5,000 or US$4,000 per year.

Both Barrick and the employee make the contributions with the funds being transferred to a custodian who purchases Barrick Common Shares in the open market. Shares purchased with employee and Barrick contributions have no vesting requirement.

Barrick recognizes the expense when Barrick contributions are made and has no ongoing liability.

Global Employee Share Plan

Under our GESP plan, Barrick employees are awarded Company Common Shares. These shares vest immediately, but must be held until the employee ceases to be employed by the Company. Barrick recognizes the expense when the award is announced and has no ongoing liability.

x) Post-Retirement Benefits

Defined Contribution Pension Plans

Certain employees take part in defined contribution employee benefit plans whereby we contribute up to a certain percentage of the employee’s annual salary. We also have a retirement plan for certain officers of Barrick under which we contribute 15% of the officer’s annual salary and annual short-term incentive. The contributions are recognized as compensation expense as incurred. The Company has no further payment obligations once the contributions have been paid.

Defined Benefit Pension Plans

We have qualified defined benefit pension plans that cover certain former United States and Canadian employees and provide benefits based on employees’ years of service. Our policy is to fund the amounts necessary on an actuarial basis to provide enough assets to meet the benefits payable to plan members. Independent trustees administer assets of the plans, which are invested mainly in fixed-income and equity securities.

As well as the qualified plans, we have non-qualified defined benefit pension plans covering certain employees and former directors of Barrick. No funding is done on these plans and contributions for future years are required to be equal to benefit payments.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in OCI in the period in which they arise.

Our valuations are carried out using the projected unit credit method. We record the difference between the fair value of the plan assets and the present value of the plan obligations as an asset or liability on the consolidated balance sheets.

Pension Plan Assets and Liabilities

Pension plan assets, which consist primarily of fixed-income and equity securities, are valued using current market quotations. Plan obligations and the annual pension expense are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, estimates of the expected return on plan assets, discount rates, future wage increases and other assumptions.

The discount rate and life expectancy are the assumptions that generally have the most significant impact on our pension cost and obligation.

Other Post-Retirement Benefits

We provide post-retirement medical, dental, and life insurance benefits to certain employees. Actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions are recorded in OCI.

y) New Accounting Standards Effective in 2019

IFRS 16 Leases

We have adopted the requirements of IFRS 16 Leases (“IFRS 16”) as of January 1, 2019. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all major leases where a lessee has the right to control the use of an identified asset. We elected to apply IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 Leases and IFRIC 4: Determining Whether an Arrangement Contains a Lease. The details of accounting policy changes and the quantitative impact of these changes are described below.

In the previous year, the Company only recognized lease assets and lease liabilities in relation to leases that were classified as ‘finance leases’ under IAS 17. The assets were presented in property, plant and equipment and the liabilities as part of the Company’s borrowings. From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

∎	fixed payments (including in-substance fixed payments), less any lease incentives receivable;

∎	variable lease payments that are based on an index or a rate;

∎	amounts expected to be payable by the lessee under residual value guarantees;

∎	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and

∎	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

166	Barrick Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Right-of-use assets are measured at cost comprising the following:

∎	the amount of the initial measurement of lease liability;
∎	any lease payments made at or before the commencement date less any lease incentives received;
∎	any initial direct costs; and
∎	restoration costs.

The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets are generally comprised of IT equipment and small items of office furniture.

Impact on consolidated financial statements

On adoption of IFRS 16, we recognized lease liabilities in relation to leases which had previously been classified as operating leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the weighted average incremental borrowing rate as of January 1, 2019 of 5.83%.

For leases previously classified as finance leases the entity recognized the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right-of-use asset and the lease liability at the date of initial application. The measurement principles of IFRS 16 are applied after the date of initial application. The following table reconciles the Company’s operating lease obligations as at December 31, 2018 as previously disclosed in the Company’s 2018 Annual Financial Statements, to the lease obligations recognized on initial application of IFRS 16 at January 1, 2019:

Barrick operating lease commitments disclosed as at December 31, 2018	$167
Add: embedded service contracts not previously assessed as a lease	38
(Less): contracts reassessed as service agreements	(130)
(Less): short-term leases recognized on a straight-line basis as expense	(6)
(Less): low-value leases recognized on a straight-line basis as expense	(1)
(Less): discounting using the lessee’s incremental borrowing rate as at January 1, 2019	(4)
Discounted leases recognized as at January 1, 2019	$64
Add: finance lease liabilities recognized as at December 31, 2018	19
Add: leases acquired as part of the merger with Randgold on January 1, 2019	28
Discounted lease liability recognized as at January 1, 2019	$111
Of which are:
Current lease liabilities	37
Non-current lease liabilities	$74

The recognized right-of-use assets relate to the following types of assets:

	December 31, 2019	January 1, 2019
Buildings, Plant & Equipment	$ 63	$ 69
Underground mobile equipment	7	7
Light vehicles and other mobile equipment	5	9
Total right-of-use assets	$ 75	$ 85

Right-of-use assets were measured at the amount equal to the lease liability, except for onerous contracts.

The change in accounting policy affected the following items in the balance sheet on January 1, 2019:

∎	property, plant and equipment – increase by $85 million
∎	deferred income tax assets – $nil
∎	debt – increase by $92 million

There was no net impact on deficit on January 1, 2019.

Consolidated net income decreased by $3 million for the year ended December 31, 2019 as a result of the adoption of IFRS 16. Additions to the right-of-use assets during the year ended December 31, 2019 were $49 million.

Practical expedients applied

In applying IFRS 16 for the first time, we have used the following practical expedients permitted by the standard:

∎	the accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases;
∎	the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application;
∎	the adjustment of the right-of-use assets at the date of initial application by the amount of any provision for onerous contracts recognized immediately before the date of initial application; and
∎	to not separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

z) New Accounting Standards Issued

But Not Yet Effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on Barrick in the current or future reporting periods.

Financial Report 2019	167

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3 ∎ Critical Judgments, Estimates, Assumptions and Risks

Many of the amounts included in the consolidated balance sheet require management to make judgments and/or estimates. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Information about such judgments and estimates is contained in the description of our accounting policies and/or other notes to the financial statements. The key areas where judgments, estimates and assumptions have been made are summarized below.

Life of Mine (“LOM”) Plans and Reserves and Resources

Estimates of the quantities of proven and probable mineral reserves and mineral resources form the basis for our LOM plans, which are used for a number of important business and accounting purposes, including: the calculation of depreciation expense; the capitalization of production phase stripping costs; and forecasting the timing of the payments related to the environmental rehabilitation provision. In addition, the underlying LOM plans are used in the impairment tests for goodwill and non-current assets. In certain cases, these LOM plans have made assumptions about our ability to obtain the necessary permits required to complete the planned activities. We estimate our ore reserves and mineral resources based on information compiled by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements. To calculate our gold reserves, as at December 31, 2019 we have used a gold price assumption of $1,200 per ounce, consistent with the prior year. To calculate our measured, indicated, and inferred gold resources, as at December 31, 2019 we have used a gold price assumption of $1,500 per ounce, consistent with the prior year. Refer to notes 19 and 21.

Inventory

The measurement of inventory including the determination of its net realizable value, especially as it relates to ore in stockpiles, involves the use of estimates. Net realizable value is determined with reference to relevant market prices less applicable variable selling expenses. Estimation is also required in determining the tonnage, recoverable gold and copper contained therein, and in determining the remaining costs of completion to bring inventory into its saleable form. Judgment also exists in determining whether to recognize a provision for obsolescence on mine operating supplies, and estimates are required to determine salvage or scrap value of supplies.

Estimates of recoverable gold or copper on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type).

Impairment and Reversal of Impairment for Non-Current Assets and Impairment of Goodwill

Goodwill and non-current assets are tested for impairment if there is an indicator of impairment or reversal of impairment, and in the case of goodwill annually during the fourth quarter, for all of our operating segments. We consider both external and internal sources of information for indications that non-current assets and/or goodwill are impaired. External sources of information we consider include changes in the market, economic and legal environment in which the CGU operates that are not within its control and affect the recoverable amount of mining interests and goodwill. Internal sources of information we consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. Calculating the FVLCD of CGUs for non-current asset and goodwill impairment tests requires management to make estimates and assumptions with respect to future production levels, operating, capital and closure costs in our LOM plans, future metal prices, foreign exchange rates, Net Asset Value (“NAV”) multiples, value of reserves outside LOM plans in relation to the assumptions related to comparable entities and the market values per ounce and per pound and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis. Refer to notes 2o, 2q and 21 for further information.

Provisions for Environmental Rehabilitation

Management assesses its provision for environmental rehabilitation on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs, the timing of these expenditures, and the impact of changes in discount rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future. Refer to notes 2u and 27 for further information.

With respect to our U.S. properties, under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”) and its state law equivalents, present or past owners of a property may be held jointly and severally liable for cleanup costs or forced to undertake remedial actions in response to unpermitted releases of hazardous substances at such property, in addition to, among other potential consequences, potential liability to governmental entities for the cost of damages to natural resources, which may be substantial. These subject properties are referred to as “superfund” sites. In addition to properties that have previously been designated as such, there is a chance that our current or legacy operations not currently designated as superfund sites in the U.S. could also be so designated as a superfund site in the future, exposing Barrick to potential further liability under CERCLA. In 2017, the U.S. Environmental Protection Agency announced it is considering listing on the CERCLA National Priorities List a 322-square-mile site in the San Mateo basin in New Mexico (“San Mateo Site”) due to alleged surface and groundwater contamination from past uranium mining. The San Mateo Site includes legacy operations of our wholly-owned subsidiary Homestake Mining Company of California (“Homestake”). In the fourth quarter of 2019, Homestake entered into a voluntary Administrative Order on Consent obligating Homestake and two other potentially responsible companies to conduct a study of groundwater conditions in a portion of the San Mateo uranium mining district. The Company has made an accrual for the estimated cost of completing this work.

Taxes

Management is required to make estimations regarding the tax basis of assets and liabilities and related deferred income tax assets and liabilities, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes such as royalties and export duties, and estimates of the timing of repatriation of earnings, which would impact the recognition of withholding taxes and taxes related to the outside basis on subsidiaries/associates. While these amounts represent management’s best estimate based on the laws and regulations that exist at the time of preparation, we operate in certain jurisdictions that have an increased degree of political and sovereign risk and while host governments have

168	Barrick Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

historically supported the development of natural resources by foreign companies, there is a risk that fiscal reform changes with respect to existing investments could unexpectedly impact the tax basis of assets and liabilities, and related deferred income tax assets and liabilities, and estimates of the timing of repatriation of earnings. This could necessitate future adjustments to tax income and expense already recorded. A number of these estimates require management to make estimates of future taxable profit, as well as the recoverability of indirect taxes, and if actual results are significantly different than our estimates, the ability to realize the deferred tax assets and indirect tax receivables recorded on our balance sheet could be impacted. Refer to notes 2j, 12 and 30 for further information.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or assessing the impact on the carrying value of assets. Contingent assets are not recognized in the consolidated financial statements. Refer to note 36 for more information.

Pascua-Lama

The Pascua-Lama project received $424 million as at December 31, 2019 ($443 million as at December 31, 2018) in value added tax (“VAT”) refunds in Chile relating to the development of the Chilean side of the project. Under the current arrangement this amount must be repaid if the project does not evidence exports for an amount of $3,538 million within a term that expires on December 31, 2026, unless extended. Interest on this amount would accrue from the date of non-compliance.

In addition, we have recorded $72 million in VAT recoverable in Argentina as at December 31, 2019 ($112 million as at December 31, 2018) relating to the development of the Argentinean side of the project. These amounts may not be fully recoverable if the project does not enter into production and are subject to foreign currency risk as the amounts are recoverable in Argentine pesos.

Streaming Transactions

The upfront cash deposit received from Royal Gold on the gold and silver streaming transaction for production linked to Barrick’s 60% interest in the Pueblo Viejo mine has been accounted for as deferred revenue since we have determined that it is not a derivative as it will be satisfied through the delivery of non-financial items (i.e., gold and silver) rather than cash or financial assets. It is our intention to settle the obligations under the streaming arrangement through our own production and if we were to fail to settle the obligations with Royal Gold through our own production, this would lead to the streaming arrangement becoming a derivative. This would cause a change to the accounting treatment, resulting in the revaluation of the fair value of the agreement through profit and loss on a recurring basis. Refer to note 29 for further details.

The deferred revenue component of our streaming agreements is considered variable and is subject to retroactive adjustment when there is a change in the timing of the delivery of ounces or in the underlying production profile of the relevant mine. The impact of such a change in the timing or quantity of ounces to be delivered under a streaming agreement will result in retroactive adjustments to both the deferred revenue recognized and the accretion recorded prior to the date of the change. Refer to note 2f. There was a $22 million cumulative catch-up adjustment recorded in the fourth quarter of 2019 related to this streaming transaction as that is when the updated LOM was completed.

Our silver sale agreement with Wheaton Precious Metals Corp. (“Wheaton”) requires us to deliver 25% of the life of mine silver production from the Pascua-Lama project once it is constructed and required delivery of 100% of our silver production from Lagunas Norte, Pierina and Veladero mines until March 31, 2018. The completion date for Pascua-Lama was originally December 31, 2015 but was subsequently extended to June 30, 2020. Per the terms of the amended silver purchase agreement, if the requirements of the completion guarantee have not been satisfied by June 30, 2020, the agreement may be terminated by Wheaton, in which case, they will be entitled to the return of the upfront consideration paid less credit for silver delivered up to the date of that event. The residual liability at December 31, 2019 is $253 million.

In the fourth quarter of 2019, we completed a study of the Pascua-Lama project and concluded that we do not have a plan that meets our investment criteria under our current assumptions. As a result, the deferred revenue liability was derecognized, and a current liability was recognized for the cash liability payable to Wheaton of $253 million. This adjustment resulted in $628 million recorded in Other Income (refer to note 9) and recognizes the significant uncertainty with the timing and quantity of the delivery of any future silver production from Pascua-Lama.

Zambian Tax Matters

The mining taxes assessed to the Lumwana Mine have contradicted the Development Agreement that was finalized between Lumwana Mining Company Limited (“LMC”) and the Government of Zambia on December 16, 2005. In 2015, the Company began to take steps to preserve its rights under the Development Agreement and started to engage in formal discussions with the government to redress historical tax issues relating to the Development Agreement. On October 3, 2018, a deed of settlement was signed by the Government of Zambia and LMC. The deed provided that, within 30 days of the deed, LMC shall file tax returns for 2012 through 2017, and the government shall have the right to conduct and complete an audit of the returns. The audit of these tax returns by the Zambian tax authority was completed in the fourth quarter of 2019 and we recorded a $50 million asset reflecting the final settlement of this matter. We also released historical accruals related to customs duty and indirect taxes resulting in a total of $216 million recognized in Other Income in 2019 (refer to note 9).

Business Combinations

Business combinations are accounted for using the acquisition method of accounting. The determination of fair value often requires management to make estimates and assumptions with respect to future production levels, operating, capital and closure costs in our LOM plans, future metal prices, foreign exchange rates, Net Asset Value (“NAV”) multiples, value of reserves outside LOM plans in relation to the assumptions related to comparable entities and the market values per ounce and per pound and discount rates. The excess of the purchase price over the estimated fair value of the net assets acquired is then assigned to goodwill. Goodwill is assigned to individual CGUs based on the relative fair value and/or the CGUs that are expected to benefit from the synergies of the business combination. Refer to note 4 for further details on acquisitions.

Financial Report 2019	169

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other Notes to the Financial Statements

	Note	Page
Acquisitions and Divestitures	4	170
Segment information	5	172
Revenue	6	175
Cost of sales	7	176
Exploration, evaluation and project expenses	8	176
Other expense (income)	9	177
Impairment (reversals) charges	10	177
General and administrative expenses	11	177
Income tax expense	12	177
Earnings (loss) per share	13	180
Finance costs, net	14	180
Cash flow – other items	15	180
Investments	16	181
Inventories	17	182
Accounts receivable and other current assets	18	183
Property, plant and equipment	19	183
Goodwill and other intangible assets	20	185
Impairment and reversal of non-current assets	21	186
Other assets	22	190
Accounts payable	23	190
Other current liabilities	24	190
Financial instruments	25	190
Fair value measurements	26	194
Provisions	27	197
Financial risk management	28	197
Other non-current liabilities	29	199
Deferred income taxes	30	200
Capital stock	31	202
Non-controlling interests	32	202
Related party transactions	33	204
Stock-based compensation	34	204
Post-retirement benefits	35	205
Contingencies	36	206

4 ∎ Acquisitions and Divestitures

a) Massawa Project

On December 10, 2019, Barrick announced that it and its Senegalese joint venture partner had reached an agreement to sell their aggregate 90% interest in the Massawa project (“Massawa”) in Senegal to Teranga Gold Corporation (“Teranga”) for total consideration of up to $430 million. The transaction is expected to close in the first quarter of 2020 and is subject to receipt of the Massawa exploitation license and residual exploration license from the Government of Senegal, certain other acknowledgments from the Government of Senegal and other customary closing conditions. As at December 31, 2019, all of the assets and liabilities of our interest in Massawa were classified as held-for-sale.

The consideration consists of an up-front payment of $380 million, including a cash payment of approximately $300 million, Teranga common shares, plus a contingent payment of up to $50 million which is based upon the average gold price for the three year period immediately following closing. Barrick will receive 92.5% of the total purchase price for its interest in the Massawa project, with the balance to be received by Barrick’s local Senegalese partner. Barrick is providing $25 million of the $225 million syndicated debt financing secured by Teranga in connection with the transaction. On a pro forma basis, Barrick will hold 19,164,403 Teranga common shares, representing approximately 11.45% of Teranga’s issued and outstanding common shares on closing (calculated on a non-diluted basis).

b) Kalgoorlie

On November 28, 2019, we completed the sale of our 50% interest in the Kalgoorlie mine in Western Australia to Saracen Mineral Holdings Limited for total cash consideration of $750 million. The transaction resulted in a gain of $408 million for the year ended December 31, 2019.

c) Acacia Mining plc

On September 17, 2019, Barrick acquired all of the shares in Acacia Mining plc (“Acacia”) that we did not already own (36.1%) through a share-for-share exchange of 0.168 Barrick shares and any Acacia Exploration Special Dividends for each ordinary share of Acacia. The Acacia Exploration Special Dividends and any deferred cash consideration dividends (if applicable) will be paid as a consequence of a sales process to realize value from the sale of certain Acacia exploration properties to be undertaken during the two-year period following closing. This transaction resulted in the issuance of 24,836,670 Barrick common shares or approximately 1% of Barrick’s share capital.

The difference between the carrying value of the non-controlling interest and the September 16, 2019 closing price of Barrick’s common shares issued was recorded in equity in the third quarter of 2019 in the amount of $70 million.

Notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience. As at September 30, 2019, we derecognized the non-controlling interest on the balance sheet related to our former 63.9% ownership of Acacia to reflect our current 100% interest.

On January 24, 2020, Barrick announced that the Company had ratified the creation of Twiga Minerals Corporation (“Twiga”) at a signing ceremony with the President of Tanzania, formalizing the establishment of a joint venture between Barrick and the Government of Tanzania (“GoT”) and resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the previous concentrate export ban, effective immediately. The GoT will receive a free carried shareholding of 16% in each of the former Acacia mines (Bulyanhulu, Buzwagi and North Mara), and will receive its half of the economic benefits from taxes, royalties, clearing fees and participation in all cash distributions made by the mines and Twiga, after the recoupment of capital investments. Twiga will provide management services to the mines.

170	Barrick Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Barrick and the GoT continue to fulfill their respective obligations to satisfy all conditions of the signed agreement, primarily with respect to the execution and delivery of formal termination documents for the settlement of all outstanding disputes between the two parties.

Operating results are included at 100% from October 1, 2019 up until the GoT’s 16% free-carried interest is made effective, which is expected to be January 1, 2020, and on an 84% basis thereafter. Refer to note 36 for further details on the agreement and impact on outstanding contingencies.

d) Nevada Joint Venture

On March 10, 2019, we entered into an implementation agreement with Newmont Mining Corporation, now Newmont Corporation (“Newmont”), to create a joint venture combining our respective mining operations, assets, reserves and talent in Nevada, USA. This includes Barrick’s Cortez, Goldstrike, Turquoise Ridge and Goldrush properties and Newmont’s Carlin, Twin Creeks, Phoenix, Long Canyon and Lone Tree properties. Barrick is the operator of the joint venture and owns 61.5%, with Newmont owning the remaining 38.5% of the joint venture. On July 1, 2019, the transaction concluded establishing Nevada Gold Mines LLC (“Nevada Gold Mines”). Barrick, as the majority joint venture partner, has the right to appoint a majority of the board members and can therefore control decisions requiring majority approval including, but not limited to, LOM plans, budgets and capital projects. Therefore, we have determined that Barrick controls Nevada Gold Mines and began consolidating the operating results, cash flows and net assets from July 1, 2019 with a 38.5% non-controlling interest.

We have determined that the transaction to acquire the Newmont mines represents a business combination with Barrick identified as the acquirer. We have undertaken a purchase price exercise to determine the fair value of the Newmont mines acquired and the fair value of the non-controlling interest of the Barrick mines contributed as consideration. The table below presents the final allocation of the purchase price to the assets and liabilities acquired. This allocation was completed in the fourth quarter of 2019. The $1,645 million difference between the carrying value and the fair value of the non-controlling interest in the Barrick mines contributed was recorded in equity in the third quarter of 2019.

($ millions)

Fair value of non-controlling interest of Barrick mines contributed	$3,897

Final fair value allocation of Newmont mines acquired
Current assets	$149
Inventory	970
Property, plant and equipment	3,534
Goodwill	2,520

Total assets	$7,173

Current liabilities	$119
Deferred income tax liabilities	268
Provisions	449

Total liabilities	$836

Non-controlling interests	2,440

Net assets acquired	$3,897

The Barrick mines in which we held 100% prior to the creation of Nevada Gold Mines (Cortez, Goldstrike and Goldrush) will continue to be accounted for at historical cost and continue to be consolidated with a non-controlling interest in these mines recorded as of July 1, 2019. Prior to July 1, 2019, our 75% interest in the Turquoise Ridge mine was accounted for as a joint operation and following its contribution to Nevada Gold Mines it has been consolidated with a non-controlling interest. It was determined that the contribution of our 75% share of the assets and liabilities of Turquoise Ridge to Nevada Gold Mines resulted in a requirement to remeasure our retained interest at fair value as Turquoise Ridge was previously accounted for as a joint operation and we now have control and consolidate. As a result, we recognized a gain of $1.9 billion in the third quarter of 2019.

We primarily used a discounted cash flow model (being the net present value of expected future cash flows) to determine the fair value of the mining interests and used a replacement cost approach in determining the fair value of buildings, plant and equipment. Expected future cash flows are based on estimates of future gold prices inclusive of a $1,300 gold price and projected future revenues, estimated quantities of ore reserves and mineral resources, including expected conversions of resources to reserves, expected future production costs and capital expenditures based on the life of mine plans for the mines as at the acquisition date.

Goodwill arose on the acquisition principally because of the following factors: 1) it combines high-quality gold reserves in one of the world’s most prolific gold districts, positioning the Company for sustainable growth; 2) the ability to optimize ore sources and production schedules across the joint venture; and 3) the recognition of a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed at amounts that do not reflect fair value. The goodwill is not deductible for income tax purposes.

Since July 1, 2019, the Newmont mines acquired contributed revenue of $1,184 million and net income of $322 million for the year ended December 31, 2019. If the acquisition had occurred on January 1, 2019, consolidated revenue and consolidated net income would have been $10,745 million and $4,500 million, respectively.

Acquisition-related costs of approximately $30 million were expensed in 2019 and were presented as part of corporate development costs in exploration, evaluation & project expense.

e) Randgold Resources Limited (“Randgold”) Merger

On January 1, 2019, we acquired 100% of the issued and outstanding shares of Randgold Resources Limited (the “Merger”). Each Randgold shareholder received 6.1280 common shares of Barrick for each Randgold share, which resulted in the issuance of 583,669,178 Barrick common shares. After this share issuance, Barrick shareholders owned 66.7%, while former Randgold shareholders owned 33.3%, of the shares of the combined company. We have determined that this transaction represents a business combination with Barrick identified as the acquirer. Based on the December 31, 2018 closing share price of Barrick’s common shares, the total consideration of the acquisition was $7.9 billion. We began consolidating the operating results, cash flows and net assets of Randgold from January 1, 2019.

Randgold was a publicly traded mining company with ownership interests in the following gold mines: Kibali in the Democratic Republic of Congo; Tongon in Côte d’Ivoire; Loulo-Gounkoto and Morila in Mali; and the Massawa project in Senegal.

Financial Report 2019	171

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The table below presents the purchase cost and our allocation of the purchase price to the assets acquired and liabilities assumed. This allocation was finalized in the fourth quarter of 2019.

($ millions)

Purchase Cost
Fair value of equity shares issued	$7,903
Fair value of restricted shares issued	6

Fair value of consideration	$7,909

Final Fair Value at Acquisition
Cash	$751
Other current assets	319
Equity in investees	3,253
Property, plant and equipment	3,869
Other assets	230
Goodwill	1,672

Total assets	$10,094

Current liabilities	$539
Deferred income tax liabilities	688
Provisions	55
Debt[1]	31

Total liabilities	$1,313
Non-controlling interests	872

Net assets	$7,909

1. Debt mainly relates to leases as a result of adopting IFRS 16.

In accordance with the acquisition method of accounting, the acquisition cost has been allocated to the underlying assets acquired and liabilities assumed, based primarily upon their estimated fair values at the date of acquisition. We primarily used a discounted cash flow model (being the net present value of expected future cash flows) to determine the fair value of the mining interests and used a replacement cost approach in determining the fair value of buildings, plant and equipment. Expected future cash flows are based on estimates of future gold prices and projected future revenues, estimated quantities of ore reserves and mineral resources, including expected conversions of resources to reserves, expected future production costs and capital expenditures based on the life of mine plans as at the acquisition date. The excess of acquisition cost over the net identifiable assets acquired represents goodwill.

Goodwill arose on the acquisition principally because of the following factors: 1) it significantly strengthened Barrick’s position in the industry relative to high-quality gold reserves in many of the world’s most prolific gold districts, positioning the Company for sustainable growth; 2) it included the acquisition of a proven management team, with a shared vision and commitment to excellence, and a powerful financial base that will support sustainable investment in growth; and 3) the recognition of a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed at amounts that do not reflect fair value. The goodwill is not deductible for income tax purposes.

The fair value of accounts receivable was $193 million as at January 1, 2019, which was equivalent to the contractual amount.

Prior to the Merger, Randgold had received various tax claims from the State of Mali in respect of its Mali operations, which totaled $267.7 million as at January 1, 2019. The total amount of the various tax claims, not including advances made in good faith to date, stood at $275 million as at December 31, 2019. During 2016, Randgold received payment demands in respect of certain of these disputed amounts, and consequently, from 2016 up to December 2018, Randgold paid tax advances to the State of Mali to support the resolution of the tax disputes; which, after offsetting other tax payments, resulted in a receiving being recorded of $41.1 million. As part of the purchase price allocation for the Merger, the fair value of this receivable was reduced to nil. In 2019, a further $60 million was paid as part of a settlement proposal to resolve outstanding assessments with respect to 2016 and prior year periods. This amount was recorded as a provision in the purchase price allocation. Refer to note 36 for further details.

Since it has been consolidated from January 1, 2019, Randgold contributed revenue of $1,390 million and net income of $241 million for the year ended December 31, 2019.

Acquisition-related costs of approximately $37 million were expensed in 2018 and were presented as part of corporate development costs in exploration, evaluation & project expense.

f) Investment in Shandong Gold Mining

On September 24, 2018, we entered into a mutual investment agreement with Shandong Gold Group Co., Ltd. (“Shandong Gold”), further strengthening Barrick’s partnership with one of China’s leading mining companies. Under the agreement, Shandong Gold was able to purchase up to $300 million of Barrick shares, and Barrick was able to invest an equivalent amount in shares of Shandong Gold Mining Co., Ltd., a publicly listed company controlled by Shandong Gold, within a 12-month period. Shares were purchased on the open market and purchases made by Barrick were accounted for as other investments with changes in fair value recorded in OCI. As at December 31, 2019, Barrick has purchased approximately $120 million of shares of Shandong Gold Mining Co., Ltd.

5 ∎ Segment Information

Starting in the first quarter of 2019, management reviews the operating results and assesses performance of our operations in Nevada at an individual minesite level; therefore our Cortez and Goldstrike minesites, previously presented as Barrick Nevada, have been presented separately. Barrick’s business is organized into nineteen minesites and two projects. Barrick’s CODM reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, Company and/or project level. Upon completion of the Merger, Mark Bristow, as President and Chief Executive Officer, has assumed this role. Each individual minesite and the Pascua-Lama project are operating segments for financial reporting purposes. Following the Merger and the Nevada Gold Mines and Acacia transactions, we re-evaluated our reportable operating segments and no longer report on our interests in the following non-core properties: Lagunas Norte and Pascua-Lama. Our presentation of our reportable operating segments consists of nine gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, Veladero, Porgera and North Mara). The remaining operating segments, including our remaining gold mines, copper mines and projects, have been grouped into an “other” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income. Prior period figures have been restated to reflect this disaggregation.

172	Barrick Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Income Information

		Cost of sales

For the year ended December 31, 2019	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Carlin[2,3]	$ 1,862	$ 998	$ 312	$ 17	$ 4	$ 531

Cortez[2]	1,325	511	240	8	16	550

Turquoise Ridge[2,4]	688	285	140	4	–	259

Pueblo Viejo[2]	1,409	525	196	12	–	676

Loulo-Gounkoto[2]	1,007	456	295	12	6	238

Kibali	505	207	196	3	(9)	108

Veladero	386	208	115	3	3	57

Porgera	403	242	42	2	4	113

North Mara[2]	462	213	97	–	6	146

Other Mines[2]	2,175	1,426	554	19	46	130

Reportable segment income	$ 10,222	$ 5,071	$ 2,187	$ 80	$ 76	$ 2,808

Share of equity investee	(505)	(207)	(196)	(3)	9	(108)

Segment income	$ 9,717	$ 4,864	$ 1,991	$ 77	$ 85	$ 2,700

Consolidated Statements of Income Information

		Cost of sales

For the year ended December 31, 2018	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Carlin[2,3]	$ 1,066	$ 624	$ 262	$ 19	$ (5)	$ 166

Cortez[2]	1,589	442	386	16	19	726

Turquoise Ridge[2,4]	331	178	28	–	(1)	126

Pueblo Viejo[2]	1,333	547	185	21	1	579

Loulo-Gounkoto[2]	–	–	–	–	–	–

Kibali	–	–	–	–	–	–

Veladero	366	189	121	2	1	53

Porgera	269	170	42	–	1	56

North Mara[2]	423	202	62	–	12	147

Other Mines[2]	1,866	1,401	334	14	69	48

Reportable segment income	$ 7,243	$ 3,753	$ 1,420	$ 72	$ 97	$ 1,901

Share of equity investee	–	–	–	–	–	–

Segment income	$ 7,243	$ 3,753	$ 1,420	$ 72	$ 97	$ 1,901

1.	Includes accretion expense, which is included with finance costs in the consolidated statements of income. For the year ended December 31, 2019, accretion expense was $53 million (2018: $53 million).
2.

Includes non-controlling interest portion of revenues, cost of sales and segment income (loss) for the year ended December 31, 2019, for Pueblo Viejo, $566 million, $286 million, $274 million (2018: $535 million, $289 million, $237 million), Nevada Gold Mines, $1,049 million, $704 million, $329 million (2018: $nil, $nil, $nil), Tanzania mines, $169 million, $125 million, $31 million (2018: $240 million, $163 million, $61 million), Loulo-Gounkoto $201 million, $150 million, $48 million (2018: $nil, $nil, $nil) and Tongon $39 million, $41 million, $(2) million (2018: $nil, $nil, $nil).

3.

On July 1, 2019, Barrick’s Goldstrike and Newmont’s Carlin mines were contributed to Nevada Gold Mines and are now operated as one segment referred to as Carlin. As a result, the amounts presented represent Goldstrike (including South Arturo) up until June 30, 2019, and the combined results of Carlin (including Goldstrike) thereafter including non-controlling interest. Refer to note 4.

4.

Barrick owned 75% of Turquoise Ridge up until June 30, 2019, with our joint venture partner, Newmont, owning the remaining 25%. Turquoise Ridge was accounted for as a joint operation and proportionately consolidated. On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge and Newmont’s Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines and are now operated as one segment referred to as Turquoise Ridge. The figures presented in this table are based on our 75% interest in Turquoise Ridge until June 30, 2019 and the combined results of Turquoise Ridge (including Twin Creeks) thereafter including non-controlling interest. Refer to note 4.

Financial Report 2019	173

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of Segment Income to Income from Continuing Operations Before Income Taxes

For the years ended December 31	2019	2018

Segment income	$2,700	$1,901
Other cost of sales/amortization[1]	(56)	(47)
Exploration, evaluation and project expenses not attributable to segments	(265)	(311)
General and administrative expenses	(212)	(265)
Other (expense) income not attributable to segments	3,132	(46)
Impairment reversals (charges)	1,423	(900)
Loss on currency translation	(109)	(136)
Closed mine rehabilitation	(5)	13
Income from equity investees	165	46
Finance costs, net (includes non-segment accretion)[2]	(416)	(492)
Gain on non-hedge derivatives[3]	–	–

Income (loss) before income taxes[4]	$6,357	$(237)

1.	Includes realized hedge losses of $nil (2018: $4 million losses).
2.	Includes debt extinguishment losses of $3 million (2018: $29 million losses).
3.	Includes unrealized non-hedge losses of $nil (2018: $1 million losses).
4.

Includes non-controlling interest portion of revenues, cost of sales and non-segment income (loss) for the year ended December 31, 2019, for Tanzania, $nil, $nil, $(17) million (2018: $nil, $1 million, $2 million) and Nevada Gold Mines, $nil, $6 million, $1 million (2018: $nil, $nil, $nil).

Geographic Information	Non-current assets		Revenue[1]

	As at Dec. 31, 2019	As at Dec. 31, 2018	2019	2017

United States	$ 16,514	$ 6,857	$ 4,190	$ 3,025
Mali	4,662	–	1,007	–
Dominican Republic	4,303	3,468	1,409	1,334
Democratic Republic of Congo	3,218	–	–	–
Chile	2,158	2,679	–	–
Zambia	1,705	735	393	502
Argentina	1,571	1,723	386	366
Tanzania	1,009	1,059	671	664
Canada	490	368	305	226
Côte d’Ivoire	424	–	384	–
Saudi Arabia	368	408	–	–
Papua New Guinea	361	348	403	269
Peru	170	145	279	449
Australia	–	396	290	408
Unallocated	552	467	–	–

Total	$ 37,505	$ 18,653	$ 9,717	$ 7,243

1.	Presented based on the location from which the product originated.

174	Barrick Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Capital Expenditures Information	Segment capital expenditures[1]

	As at December 31, 2019	As at December 31, 2018

Carlin	$ 303	$ 195

Cortez	327	349

Turquoise Ridge	125	62

Pueblo Viejo	107	145

Loulo-Gounkoto	198	–

Kibali	43	–

Veladero	95	143

Porgera	50	62

North Mara	57	82
Other Mines	384	284

Reportable segment total	$ 1,689	$ 1,322

Other items not allocated to segments	110	121

Total	$ 1,799	$ 1,443

Share of equity investee	(43)	–

Total	$ 1,756	$ 1,443

1.

Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the consolidated statements of cash flow are presented on a cash basis. In 2019, cash expenditures were $1,701 million (2018: $1,400 million) and the increase in accrued expenditures was $55 million (2018: $43 million increase).

6 ∎ Revenue

For the years ended December 31	2019	2018

Gold sales[1]
Spot market sales	$9,084	$6,575
Concentrate sales	101	25
Provisional pricing adjustments	1	–

	$9,186	$6,600
Copper sales[1]
Copper concentrate sales	$371	$549
Provisional pricing adjustments	22	(37)

	$393	$512
Other sales[2]	$138	$131

Total	$9,717	$7,243

1.	Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges.
2.	Revenues from the sale of by-products from our gold and copper mines including silver revenue of $97 million (2018: $121 million).

Principal Products

All of our gold mining operations produce gold in doré form, except Porgera and Phoenix, which produce both gold doré and gold concentrate. Gold doré is unrefined gold bullion bars usually consisting of 90% gold that is refined to pure gold bullion prior to sale to our customers. Concentrate is a processing product containing the valuable ore mineral from which most of the waste mineral has been eliminated. Our Lumwana and Phoenix mines produce a concentrate that primarily contains copper. Incidental revenues from the sale of by-products, primarily copper, silver and energy at our gold mines, are classified within other sales.

Financial Report 2019	175

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Provisional Copper and Gold Sales

We have provisionally priced sales for which price finalization, referenced to the relevant copper and gold index, is outstanding at the balance sheet date. Our exposure at December 31, 2019 to the impact of movements in market commodity prices for provisionally priced sales is set out in the following table:

	Volumes subject to final pricing Copper (millions) Gold (000s)		Impact on net income before taxation of 10% movement in market price US$

As at December 31	2019	2018	2019	2018

Copper pounds	39	51	$11	$14
Gold ounces	15	–	2	–

At December 31, 2019, our provisionally priced copper sales subject to final settlement were recorded at average prices of $2.80/lb (2018: $2.71/lb). At December 31, 2019, our provisionally priced gold sales subject to final settlement were recorded at an average price of $1,524/oz. The sensitivities in the above tables have been determined as the impact of a 10% change in commodity prices at each reporting date, while holding all other variables, including foreign currency exchange rates, constant.

7 ∎ Cost of Sales

	Gold		Copper		Other[4]		Total

For the years ended December 31	2019	2018	2019	2018	2019	2018	2019	2018

Direct mining cost[1,2,3]	$4,274	$ 3,130	$ 224	$ 344	$ 6	$7	$ 4,504	$ 3,481
Depreciation	1,902	1,253	100	170	30	34	2,032	1,457
Royalty expense	308	196	34	39	–	–	342	235

Community relations	30	42	3	5	–	–	33	47

Total	$6,514	$ 4,621	$ 361	$ 558	$ 36	$41	$ 6,911	$ 5,220

1.	Direct mining cost related to gold and copper includes charges to reduce the cost of inventory to net realizable value of $26 million (2018: $199 million). Refer to note 17.
2.	Direct mining cost related to gold includes the costs of extracting by-products and export duties paid in Argentina.
3.	Includes employee costs of $1,350 million (2018: $1,001 million).
4.	Other includes realized hedge gains and losses and corporate amortization.

8 ∎ Exploration, Evaluation and Project Expenses

For the years ended December 31	2019	2018

Global exploration and evaluation[1]	$143	$121
Advanced project costs:
Pascua-Lama	49	77
Other	20	36
Corporate development[2]	51	60
Business improvement and innovation	10	44
Minesite exploration and evaluation[1]	69	45

Total exploration, evaluation and project expenses	$342	$383

1.	Approximates the impact on operating cash flow.
2.	2019 includes $44 million in transaction costs related to the Nevada Gold Mines, Acacia and Kalgoorlie transactions. 2018 includes $37 million in transaction costs related to the merger with Randgold.

176	Barrick Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9 ∎ Other Expense (Income)

For the years ended December 31	2019	2018

Other Expense:
Litigation[1]	$26	$68
Write-offs[2]	3	51
Bulyanhulu reduced operations program costs[3]	24	29
Bank charges	16	22
Insurance payment to Porgera JV	–	13
Acacia transaction costs[4]	18	–
Tanzania – other	11	11
Other	28	28

Total other expense	$126	$222

Other Income:
Gain on sale of long-lived assets[5]	$(441)	$(68)
Remeasurement of Turquoise Ridge to fair value[6]	(1,886)	–
Remeasurement of silver sale liability[7]	(628)	–
Lumwana customs duty and indirect taxes settlement[8]	(216)	–
Peru tax disputes settlement	(18)	–
Insurance proceeds related to Kalgoorlie	–	(24)
Interest Income	(20)	(22)
Other	(17)	(18)

Total other income	$(3,226)	$(132)

Total	$(3,100)	$90

1.	2018 primarily consists of Tanzania legal fees, and a settlement dispute regarding a historical supplier contract acquired as part of the Equinox acquisition in 2011.
2.	2018 primarily relates to a $43 million write-off of a Western Australia long-term stamp duty receivable.
3.	Primarily relates to care and maintenance costs.
4.	Incurred by Acacia Mining Plc.
5	2019 includes a gain of $408 million from the sale of Kalgoorlie (refer to note 4). 2018 includes a gain of $45 million from the sale of a royalty asset at Acacia.
6.	Refer to note 4 for further details.
7.	Refer to note 29 for further details.
8.	Refer to note 3 for further details.

10 ∎ Impairment (Reversals) Charges

For the years ended December 31	2019	2018

Impairment charges (reversals) of long-lived assets[1]	$(1,423)	$(722)
Impairment of intangibles[1]	–	24
Impairment of goodwill[1]	–	154

Total	$(1,423)	$900

1.	Refer to note 21 for further details.

11 ∎ General and Administrative Expenses

For the years ended December 31	2019	2018

Corporate administration[1]	$185	$239
Operating segment administration	27	26

Total[2]	$212	$265

1.	Includes $18 million (2018: $63 million) related to one-time severance payments.
2.	Includes employee costs of $131 million (2018: $156 million).

12 ∎ Income Tax Expense

For the years ended December 31	2019	2018

Tax on profit
Current tax
Charge for the year	$685	$423
Adjustment in respect of prior years	25	45

	$710	$468

Deferred tax
Origination and reversal of temporary differences in the current year	$1,112	$821
Adjustment in respect of prior years	(39)	(91)

	$1,073	$730

Income tax expense	$1,783	$1,198

Tax expense related to continuing operations

Current
Canada	$5	$–
International	705	468

	$710	$468

Deferred
Canada	$–	$628
International	1,073	102

	$1,073	$730

Income tax expense	$1,783	$1,198

Financial Report 2019	177

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation to Canadian Statutory Rate

For the years ended December 31	2019	2018

At 26.5% statutory rate	$1,684	$(63)
Increase (decrease) due to:
Allowances and special tax deductions[1]	(129)	(59)
Impact of foreign tax rates[2]	(264)	(4)
Expenses not tax deductible	78	74
Impairment charges not recognized in deferred tax assets	45	168
Goodwill impairment charges not tax deductible	–	54
Net currency translation losses on deferred tax balances	43	41
Tax impact from pass-through entities and equity accounted investments	(140)	(15)
Current year tax losses not recognized in deferred tax assets	8	100
Sale of 50% interest in Kalgoorlie	12	–
De-recognition of deferred tax assets	4	814
United States adjustment to one-time toll charge	–	(49)
Adjustments in respect of prior years	(13)	3
Increase to income tax related contingent liabilities	21	–
Impact of tax rate changes	(35)	–
Dominican Republic tax audit	–	42
United States withholding taxes	30	(107)
Other withholding taxes	24	14
Mining taxes	412	184
Other items	3	1

Income tax expense	$1,783	$1,198

1.	We are able to claim certain allowances and tax deductions unique to extractive industries that result in a lower effective tax rate.
2.	We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate.

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. This is required in countries where tax is paid in local currency and accounts are prepared in local GAAP. The most significant balances are Argentine deferred tax liabilities. In 2019 and 2018, tax expense of $75 million and $41 million, respectively, primarily arose from translation losses due to the weakening of the Argentine peso against the US dollar. These translation losses are included within deferred tax expense (recovery). In 2019, deferred tax balances for legacy Randgold assets in Mali and Côte d’Ivoire required remeasurement at year end.

De-recognition of Deferred Tax Assets

In the fourth quarter of 2018, we recorded a deferred tax expense of $673 million related to de-recognition of the deferred tax asset in Canada, and a deferred tax expense of $141 million related to de-recognition of the deferred tax asset in Peru. The de-recognition of the deferred tax asset in Canada follows the merger with Randgold and management’s focus on growing the business globally, particularly on assets outside of Canada. This required us to reassess the level of repatriated earnings expected in Canada, and Canadian income thereon to support the deferred tax asset. The de-recognition of the deferred tax asset does not constrain our ability to use Canadian carry forward tax losses against future income in Canada; however, we did not expect to be able to use these losses in the foreseeable future as a result of the change in strategy in the fourth quarter of 2018. The de-recognition of the deferred tax asset in Peru in the fourth quarter of 2018 follows management’s review of expected future earnings. The associated impairment of inventory at Lagunas Norte was also driven by the fourth quarter of 2018 change in our expected approach to financing future reclamation activities in Peru. Based on these reviews in Canada and Peru, it was determined that the realizability of these deferred tax assets was no longer probable.

United States Withholding Taxes

In the fourth quarter of 2018, primarily due to restructuring associated with the merger with Randgold, we concluded that going forward, we would reinvest our future undistributed earnings of our United States subsidiaries in the foreseeable future. As a result of our reassessment, we recorded a deferred tax recovery of $107 million.

In 2019, we reassessed our intentions on the current and future undistributed earnings of our United States subsidiaries due to the formation of Nevada Gold Mines. Based on the free cash flow that we expect Nevada Gold Mines to generate, together with other factors, we concluded that it was no longer our intent to indefinitely reinvest our current and future undistributed earnings of our United States subsidiaries. Therefore in the fourth quarter of 2019, we recognized an increase in our income tax provisions in the amount of $30 million, representing withholding tax on undistributed United States earnings.

178	Barrick Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Framework for former Acacia Mining Operations in Tanzania

On October 20, 2019, Barrick announced that it had reached an agreement with the GoT to settle all disputes between the GoT and the mining companies formerly operated by Acacia but now managed by Barrick. The final agreements were submitted to the Tanzanian Attorney General for review and legalization.

On January 24, 2020, Barrick announced that the Company had ratified the creation of Twiga at a signing ceremony with the President of Tanzania, formalizing the establishment of a joint venture between Barrick and the GoT and resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the previous concentrate export ban, effective immediately.

The terms of the signed agreement are consistent with those previously announced, including the payment of $300 million to settle all outstanding tax and other disputes (the “Settlement Payment”); the lifting of the concentrate export ban; the sharing of future economic benefits from the mines on a 50/50 basis; and a dispute resolution mechanism that provides for binding international arbitration. The 50/50 division of economic benefits will be maintained through an annual true-up mechanism, which will not account for the Settlement Payment.

The Settlement Payment will be paid in installments, with an initial payment of $100 million to the GoT following the resumption of mineral concentrate exports. Five subsequent annual payments of $40 million each will be made, starting on the first anniversary of the fulfillment of all conditions of the signed agreement, subject to certain cash flow conditions.

A tax provision of $128 million had been recorded prior to December 31, 2016 in respect of tax disputes related to Acacia. Of this amount, $70 million was recorded in 2016. In the third quarter of 2017, an additional amount of $172 million was recorded as current tax expense. See note 36 for further information with respect to these matters.

Zambian Tax Matters

The mining taxes assessed to the Lumwana Mine have contradicted the Development Agreement that was finalized between Lumwana Mining Company Limited (“LMC”) and the Government of Zambia on December 16, 2005. In 2015, the Company began to take steps to preserve its rights under the Development Agreement and started to engage in formal discussions with the government to redress historical tax issues relating to the Development Agreement. On October 3, 2018, a deed of settlement was signed by the Government of Zambia and LMC. The deed provided that, within 30 days of the deed, LMC shall file tax returns for 2012 through 2017, and the government shall have the right to conduct and complete an audit of the returns. The audit of these tax returns by the Zambian tax authority was completed in the fourth quarter of 2019 and we recorded a $50 million asset reflecting the final settlement of this matter. We also released historical accruals related to customs duty and indirect taxes resulting in a total of $216 million recognized in Other Income in 2019 (refer to note 9).

Financial Report 2019	179

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13 ∎ Earnings (Loss) per Share

	2019		2018
For the years ended December 31 ($ millions, except shares in millions and per share amounts in dollars)	Basic	Diluted	Basic	Diluted

Net (loss) income	$4,574	$4,574	$(1,435)	$(1,435)

Net income attributable to non-controlling interests	(605)	(605)	(110)	(110)

Net (loss) income attributable to the equity holders of Barrick Gold Corporation	$3,969	$3,969	$(1,545)	$(1,545)

Weighted average shares outstanding	1,758	1,758	1,167	1,167

Basic and diluted earnings (loss) per share data attributable to the equity holders of Barrick Gold Corporation	$2.26	$2.26	$(1.32)	$(1.32)

14 ∎ Finance Costs, Net

For the years ended December 31	2019	2018

Interest[1]	$435	$452

Amortization of debt issue costs	2	5

Amortization of discount (premium)	(1)	(1)

Interest on lease liabilities	6	–

Gain on interest rate hedges	(6)	(3)

Interest capitalized[2]	(14)	(9)

Accretion	75	87

Loss on debt extinguishment[3]	3	29

Finance income	(31)	(15)

Total	$469	$545

1.	Interest in the consolidated statements of cash flow is presented on a cash basis. In 2019, cash interest paid was $333 million (2018: $350 million).
2.	For the year ended December 31, 2019, the general capitalization rate was 6.30% (2018: 6.10%).
3.	2018 loss arose from a make-whole repurchase of the outstanding principal on the 4.40% notes due 2021.

15 ∎ Cash Flow – Other Items

Operating Cash Flows – Other Items

For the years ended December 31	2019	2018

Adjustments for non-cash income statement items:

Stock-based compensation expense	$71	$33

Income from investment in equity investees (note 16)	(165)	(46)

Increase (decrease) in estimate of rehabilitation costs at closed mines	5	(13)

Net inventory impairment charges (note 17)	26	199

Remeasurement of silver sale liability (note 29)	(628)	–

Lumwana customs duty and indirect taxes settlement (note 3)	(216)	–

Change in other assets and liabilities	(113)	(169)

Settlement of rehabilitation obligations	(93)	(66)

Other operating activities	$(1,113)	$(62)

Cash flow arising from changes in:

Accounts receivable	$(118)	$(9)

Inventory	9	(111)

Other current assets	(89)	(109)

Accounts payable	(108)	19

Other current liabilities	(51)	37

Change in working capital	$(357)	$(173)

Investing Cash Flows – Other Items

For the years ended December 31	2019	2018

Dividends received from equity method investments (note 16)	$125	$–

Shareholder loan repayments from equity method investments	92	–

Funding of equity method investments (note 16)	(2)	(5)

Other	(2)	–

Other investing activities	$213	$(5)

180	Barrick Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16 ∎ Investments

Equity Accounting Method Investment Continuity

	Kibali	Jabal Sayid	Zaldívar	Other	Total

At January 1, 2018	$–	$ 206	$ 975	$32	$1,213

Equity pick-up (loss) from equity investees	–	39	14	(7)	46

Funds invested	–	–	–	5	5

Impairment charges	–	–	–	(30)	(30)

At December 31, 2018	$–	$ 245	$ 989	$–	$1,234

Acquisitions	3,195	–	–	58	3,253

Equity pick-up from equity investees	98	51	16	–	165

Funds invested	–	–	–	2	2

Dividends paid	(75)	–	(50)	–	(125)

Shareholder loan repayment	–	–	–	(2)	(2)

At December 31, 2019	$3,218	$ 296	$ 955	$58	$4,527

Summarized Equity Investee Financial Information

	Kibali		Jabal Sayid		Zaldívar

For the years ended December 31	2019	2018	2019	2018	2019	2018

Revenue	$1,123	$–	$315	$296	$685	$599

Cost of sales (excluding depreciation)	460	–	133	158	442	404

Depreciation	435	–	53	39	172	118

Finance expense	–	–	1	2	12	–

Other expense (income)	18	–	(2)	9	10	25

Income from continuing operations before tax	$210	$–	$130	$88	$49	$52

Income tax expense	(16)	–	(27)	(10)	(17)	(24)

Income from continuing operations after tax	$194	$–	$103	$78	$32	$28

Total comprehensive income	$194	$–	$103	$78	$32	$28

Summarized Balance Sheet
	Kibali		Jabal Sayid		Zaldívar

For the years ended December 31	2019	2018	2019	2018	2019	2018

Cash and equivalents	$453	$–	$43	$128	$139	$129

Other current assets[1]	338	–	67	68	632	602

Total current assets	$791	$–	$110	$196	$771	$731

Non-current assets	4,623	–	464	482	1,823	1,927

Total assets	$5,414	$–	$574	$678	$2,594	$2,658

Current financial liabilities (excluding trade, other payables & provisions)	$11	$–	$–	$48	$19	$18

Other current liabilities	35	–	63	41	99	85

Total current liabilities	$46	$–	$63	$89	$118	$103

Non-current financial liabilities (excluding trade, other payables & provisions)	44	–	150	331	11	12

Other non-current liabilities	648	–	14	14	536	546

Total non-current liabilities	$692	$–	$164	$345	$547	$558

Total liabilities	$738	$–	$227	$434	$665	$661

Net assets	$4,676	$–	$347	$244	$1,929	$1,997

1.	Zaldívar other current assets include inventory of $543 million (2018: $533 million).

The information above reflects the amounts presented in the financial information of the joint venture adjusted for differences between IFRS and local GAAP.

Financial Report 2019	181

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of Summarized Financial Information to Carrying Value

	Kibali	Jabal Sayid[1]	Zaldívar

Opening net assets	$–	$ 244	$1,997

Acquisition	4,632	–	–

Income for the period	194	103	32

Dividend	(150)	–	(100)

Closing net assets, December 31	$4,676	$ 347	$1,929

Barrick’s share of net assets	2,107	173	965

Equity earnings adjustment	–	–	(10)

Goodwill recognition	1,111	123	–

Carrying value	$3,218	$ 296	$955

1.	A $75 million non-interest bearing shareholder loan due from the Jabal Sayid JV is presented as part of Other Assets (refer to note 22).

17 ∎ Inventories

	Gold		Copper

	As at Dec. 31, 2019	As at Dec. 31, 2018	As at Dec. 31, 2019	As at Dec. 31, 2018

Raw materials
Ore in stockpiles	$2,794	$2,106	$ 155	$ 151
Ore on leach pads	507	405	–	–

Mine operating supplies	617	496	52	66

Work in process	141	146	–	–

Finished products	220	176	103	2

	$4,279	$3,329	$ 310	$ 219

Non-current ore in stockpiles[1]	(2,300)	(1,696)	–	–

	$1,979	$1,633	$ 310	$ 219

1.	Ore that we do not expect to process in the next 12 months is classified within other long-term assets.

Inventory Impairment Charges

For the years ended December 31	2019	2018

Pierina	$12	$4

Carlin	6	–

Cortez	4	–

Golden Sunlight	4	10

Lagunas Norte	–	166

Lumwana	–	18

Porgera	–	1

Inventory impairment charges[1]	$26	$199

1.	Impairment charges in 2018 primarily relate to stockpiles at Lagunas Norte (refer to note 21).

Ore in Stockpiles

	As at Dec. 31, 2019	As at Dec. 31, 2018

Gold

Carlin	$1,136	$841

Pueblo Viejo	649	603

Turquoise Ridge	258	13

Cortez	174	242

Loulo-Gounkoto	167	–

North Mara	136	70

Lagunas Norte	73	49

Veladero	52	39

Buzwagi	47	83

Phoenix	39	–

Porgera	33	37

Tongon	29	–

Kalgoorlie	–	125

Other	1	4

Copper

Lumwana	155	151

	$2,949	$2,257

182	Barrick Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Ore on Leach Pads

	As at Dec. 31, 2019	As at Dec. 31, 2018

Gold

Lagunas Norte	$148	$168

Veladero	123	138

Carlin	64	–

Cortez	50	81

Phoenix	44	–

Long Canyon	43	–

Turquoise Ridge	33	–

Pierina	2	18

	$507	$405

Purchase Commitments

At December 31, 2019, we had purchase obligations for supplies and consumables of approximately $1,681 million (2018: $1,972 million).

18 ∎ Accounts Receivable and Other Current Assets

	As at Dec. 31, 2019	As at Dec. 31, 2018

Accounts receivable

Amounts due from concentrate sales	$68	$76

Other receivables	295	172

	$363	$248

Other current assets

Derivative assets	$1	$2

Goods and services taxes recoverable[1]	302	182

Prepaid expenses	174	72

Other[2]	88	51

	$565	$307

1.

Primarily includes VAT and fuel tax recoverables of $141 million in Mali, $61 million in Tanzania, $50 million in Zambia, $26 million in Argentina, and $10 million in the Dominican Republic (Dec. 31, 2018: $nil, $67 million, $60 million, $22 million, and $12 million, respectively).

2.	2019 balance includes $50 million asset reflecting the final settlement of Zambian tax matters. Refer to note 3 for further details.

19 ∎ Property, Plant and Equipment

	Buildings, plant and equipment [1]	Mining property costs subject to depreciation [2,4]	Mining property costs not subject to depreciation [2,3]	Total

At January 1, 2019

Net of accumulated depreciation	$ 3,600	$ 6,258	$ 2,968	$ 12,826

Additions[5,6]	298	3,458	1,371	5,127

Capitalized interest	–	–	14	14

Acquisitions[8]	3,473	2,270	1,660	7,403

Divestiture[9]	(127)	(106)	(27)	(260)

Disposals	(22)	–	–	(22)

Depreciation	(1,107)	(907)	–	(2,014)

Impairment reversals (charges)	990	742	(309)	1,423

Transfers[7]	648	573	(1,221)	–

Assets held for sale	–	–	(356)	(356)

At December 31, 2019	$ 7,753	$ 12,288	$ 4,100	$ 24,141

At December 31, 2019

Cost	$ 18,544	$ 27,268	$ 16,050	$ 61,862

Accumulated depreciation and impairments	(10,791)	(14,980)	(11,950)	(37,721)

Net carrying amount – December 31, 2019	$ 7,753	$ 12,288	$ 4,100	$ 24,141

1.

Additions include $85 million of transitional adjustments for the recognition of leased right-of-use assets upon the Company’s adoption of IFRS 16 on January 1, 2019 (refer to note 2), as well as $49 million of right-of-use assets for lease arrangements entered into during the year ended December 31, 2019. Depreciation includes depreciation for leased right-of-use assets of $25 million for the year ended December 31, 2019. The net carrying amount of leased right-of-use assets was $75 million as at December 31, 2019.

2.	Includes capitalized reserve acquisition costs, capitalized development costs and capitalized exploration and evaluation costs other than exploration license costs included in intangible assets.
3.	Assets not subject to depreciation include construction-in-progress, projects and acquired mineral resources and exploration potential at operating minesites and development projects.
4.

Assets subject to depreciation include the following items for production stage properties: acquired mineral reserves and resources, capitalized mine development costs, capitalized stripping and capitalized exploration and evaluation costs.

5.	Additions include $3,422 million of remeasurement gain related to the change in ownership of Turquoise Ridge acquired through the Nevada Joint Venture. Refer to note 4 for further details.
6.	Additions include revisions to the capitalized cost of closure and rehabilitation activities.
7.	Primarily relates to long-lived assets that are transferred between categories within PP&E once they are placed into service.
8.	Acquisitions include assets acquired as part of the Merger and the establishment of Nevada Gold Mines. Refer to note 4 for further details.
9.	Relates to the sale of our 50% interest in Kalgoorlie. Refer to note 4 for further details.

Financial Report 2019	183

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Buildings, plant and equipment [1]	Mining property costs subject to depreciation [2,4]	Mining property costs not subject to depreciation [2,3]	Total

At January 1, 2018

Cost	$ 14,209	$ 20,938	$ 14,637	$ 49,784

Accumulated depreciation and impairments	(9,996)	(14,416)	(11,566)	(35,978)

Net carrying amount – January 1, 2018	$ 4,213	$ 6,522	$ 3,071	$ 13,806

Additions[5]	(21)	199	1,050	1,228

Capitalized interest	–	–	9	9

Disposals	(7)	–	–	(7)

Depreciation	(790)	(772)	–	(1,562)

Impairment reversals (charges)	(394)	(178)	(76)	(648)

Transfers[6]	599	487	(1,086)	–

At December 31, 2018	$ 3,600	$ 6,258	$ 2,968	$ 12,826

At December 31, 2018

Cost	$ 14,750	$ 21,624	$ 14,610	$ 50,984

Accumulated depreciation and impairments	(11,150)	(15,366)	(11,642)	(38,158)

Net carrying amount – December 31, 2018	$ 3,600	$ 6,258	$ 2,968	$ 12,826

1.

Additions include $85 million of transitional adjustments for the recognition of leased right-of-use assets upon the Company’s adoption of IFRS 16 on January 1, 2019 (refer to note 2), as well as $49 million of right-of-use assets for lease arrangements entered into during the year ended December 31, 2019. Depreciation includes depreciation for leased right-of-use assets of $25 million for the year ended December 31, 2019. The net carrying amount of leased right-of-use assets was $75 million as at December 31, 2019.

2.	Includes capitalized reserve acquisition costs, capitalized development costs and capitalized exploration and evaluation costs other than exploration license costs included in intangible assets.
3.	Assets not subject to depreciation include construction-in-progress, projects and acquired mineral resources and exploration potential at operating minesites and development projects.
4.

Assets subject to depreciation include the following items for production stage properties: acquired mineral reserves and resources, capitalized mine development costs, capitalized stripping and capitalized exploration and evaluation costs.

5.	Additions include revisions to the capitalized cost of closure and rehabilitation activities.
6.	Primarily relates to long-lived assets that are transferred between categories within PP&E once they are placed into service.

a)   Mineral Property Costs Not Subject to Depreciation

	Carrying amount at Dec. 31, 2019	Carrying amount at Dec. 31, 2018

Construction-in-progress[1]	$ 1,009	$ 786

Acquired mineral resources and exploration potential	1,504	124

Projects

Pascua-Lama	754	1,245

Norte Abierto	649	639

Donlin Gold	184	174

	$ 4,100	$ 2,968

1.	Represents assets under construction at our operating minesites.

b)  Changes in Gold and Copper Mineral Life of Mine Plan

As part of our annual business cycle, we prepare updated estimates of proven and probable gold and copper mineral reserves and the portion of resources considered probable of economic extraction for each mineral property. This forms the basis for our LOM plans. We prospectively revise calculations of amortization expense for property, plant and equipment amortized using the UOP method, where the denominator is our LOM ounces. The effect of changes in our LOM on amortization expense for 2019 was a $49 million decrease (2018: $85 million decrease).

c)  Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $383 million at December 31, 2019 (2018: $82 million) for construction activities at our sites and projects.

d)   Other Lease Disclosure

The Company leases various buildings, plant and equipment as part of the normal course of operations. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Refer to note 25 for the lease maturity analysis. Included in net income for 2019 are short-term payments and variable lease payments not included in the measurement of lease liabilities of $56 million and $97 million, respectively.

184	Barrick Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20 ∎ Goodwill and Other Intangible Assets

a)  Intangible Assets

	Water rights[1]	Technology[2]	Supply contracts[3]	Exploration potential[4]	Total

Opening balance January 1, 2018	$ 71	$ 9	$ 11	$ 164	$ 255

Amortization and impairment losses[5]	–	(1)	(3)	(24)	(28)

Closing balance December 31, 2018	$ 71	$ 8	$ 8	$ 140	$ 227

Additions	1	–	–	–	1

Amortization	–	(1)	(1)	–	(2)

Closing balance December 31, 2019	$ 72	$ 7	$ 7	$ 140	$ 226

Cost	$ 72	$ 17	$ 39	$298	$ 426

Accumulated amortization and impairment losses	–	(10)	(32)	(158)	(200)

Net carrying amount December 31, 2019	$ 72	$ 7	$ 7	$ 140	$ 226

1.	Relates to water rights in South America, and will be amortized through cost of sales when we begin using these in the future.
2.	The amount is amortized through cost of sales using the UOP method over LOM ounces of the Pueblo Viejo mine, with no assumed residual value.
3.	Relates to a supply agreement with Michelin North America Inc. to secure a supply of tires and is amortized over the effective term of the contract through cost of sales.
4.

Exploration potential consists of the estimated fair value attributable to exploration licenses acquired as a result of a business combination or asset acquisition. The carrying value of the licenses will be transferred to PP&E when the development of attributable mineral resources commences.

5.	Exploration potential impairment losses in 2018 relate to the Nyanzaga project in Tanzania.

b)  Goodwill

	Closing balance December 31, 2018	Additions	Disposals	Closing balance December 31, 2019

Carlin	$ –	$ 1,294	$ –	$ 1,294

Cortez	514	210	–	724

Turquoise Ridge	528	194	–	722

Phoenix	–	119	–	119

Goldrush	–	175	–	175

Hemlo	63	–	–	63

Kalgoorlie	71	–	(71)	–

Loulo-Gounkoto	–	1,672	–	1,672

Total	$ 1,176	$ 3,664	$ (71)	$ 4,769

On a total basis, the gross amount and accumulated impairment losses are as follows:

Cost	$12,211

Accumulated impairment losses December 31, 2019	(7,442)

Net carrying amount December 31, 2019	$4,769

Financial Report 2019	185

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21 ∎ Impairment and Reversal of Non-Current Assets

Summary of Impairments (Reversals)

For the year ended December 31, 2019, we recorded net impairment reversals of $1,423 million (2018: impairment losses of $746 million) for non-current assets and impairment charges of $nil (2018: $154 million) for goodwill, as summarized in the following table:

For the years ended December 31	2019	2018

Lumwana	$(947)	$–

Pueblo Viejo	(865)	–

Pascua-Lama	296	(7)

Cortez	57	9

Lagunas Norte	12	405

Golden Sunlight	9	–

Veladero	3	246

Carlin	2	5

Equity method investments	–	30

Acacia exploration sites	–	24

Other	10	34

Total impairment (reversals) losses of long-lived assets	$(1,423)	$746

Veladero goodwill	–	154

Total goodwill impairment losses	$–	$154

Total impairment (reversals) losses	$(1,423)	$900

2019 Indicators of Impairment/Reversal

Fourth Quarter 2019

In the fourth quarter of 2019, as per our policy, we performed our annual goodwill impairment test and identified no impairments. Also in the fourth quarter, we reviewed the updated LOM plans for our other operating minesites for indicators of impairment or reversal. We noted an indicator of impairment at Pascua-Lama and an indicator of impairment reversal at Pueblo Viejo.

Pascua-Lama

In the fourth quarter of 2019, we completed a study of the Pascua-Lama project and concluded that we do not have a plan that meets our investment criteria under our current assumptions. It is our intention to update our geological understanding of the orebody and this process is expected to take a number of years to complete. We determined that this was an indicator of impairment and concluded that the carrying value of Pascua-Lama exceeded the FVLCD and we recorded a non-current asset impairment of $296 million, based on a FVLCD of $398 million.

In a related matter, we have updated the Wheaton silver sale obligation due to the significant uncertainty with the timing and quantity of the delivery of any future silver production from Pascua-Lama. Refer to note 29 for further details.

Pueblo Viejo

The progression of our engineering and evaluation work on the process plant expansion and additional tailings facility at Pueblo Viejo represented an impairment reversal trigger in the fourth quarter. In conjunction with the increase in the long-term gold price assumption, this has resulted in an improvement in the life of mine cash flows for the mine site. We have also included an additional risk premium of 2% in the calculation of FVLCD given the expansion project has not been fully permitted nor approved for investment. Upon review of these changes and associated sensitivities, we concluded that the mine’s FVLCD exceeded its carrying value and we recorded a non-current asset impairment reversal of $865 million, which represents a full reversal of the non-current asset impairment recorded in 2015.

Third Quarter 2019

Lumwana

On September 28, 2018, as part of their 2019 budget, the Zambian government introduced changes to the current mining tax regime. The changes included an increase in royalty rates by 1.5%, the introduction of a 10% royalty on copper production if the copper price increases above a certain price, the imposition of a 5% import duty on copper concentrates, the non-deductibility of mineral royalties paid or payable for income tax purposes, and the replacement of the VAT with a non-refundable sales tax, although any outstanding VAT claims will be settled through the current refund mechanism. In the fourth quarter of 2018, the Zambian government finalized the changes to the current tax regime, which was effective January 1, 2019, with the exception of the changes to the non-refundable sales tax. In August 2019, the Zambian government alleviated this fiscal uncertainty by withdrawing the legislative Bill relating to the non-refundable sales tax and introduced a new Bill in September 2019 which contains measures to limit the claiming of VAT on certain items used by Lumwana.

In addition to these external impacts, we have updated our LOM plan for Lumwana based on the significant reductions achieved in 2019 in unit mining costs and improvements in plant availability. This reduction in the cost base has allowed us to lower the cut-off grade which is expected to deliver a 5-year increase in the mine life of Lumwana. Finally, during the third quarter of 2019, we also updated our long-term copper price assumption to $3.00 per pound (previously $2.85 per pound). As a result of these indicators of impairment reversal, an assessment was undertaken and a partial non-current asset impairment reversal of $947 million was recognized in the third quarter of 2019, as we identified that Lumwana’s fair value less costs of disposal (“FVLCD”) of $1.4 billion exceeded its carrying value. The key assumptions and estimates used in determining the FVLCD are long-term copper prices of $3.00 per pound and a weighted average cost of capital (“WACC”) of 10.4%.

Nevada Gold Mines

On July 1, 2019 we formed Nevada Gold Mines, a joint venture combining the respective mining operations, assets, reserves and talent from Barrick and Newmont in Nevada, USA. This includes Barrick’s Cortez, Goldstrike, Turquoise Ridge and Goldrush properties and Newmont’s Carlin, Twin Creeks, Phoenix, Long Canyon and Lone Tree properties. Through the purchase price allocation exercise, we identified various assets with fair values less than their carrying values. Although IFRS did not require us to remeasure the net assets of Goldstrike, Cortez and Goldrush to fair value, we identified indicators of impairment for certain land holdings and specific Cortez Hills Open Pit infrastructure assets and an impairment of $60 million was recorded in the third quarter of 2019. Refer to note 4 for further information.

186	Barrick Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Second Quarter 2019

Acacia

On May 21, 2019, Barrick met with the Directors and senior management of Acacia and presented a proposal to acquire all of the shares it did not already own in Acacia through a share for share exchange of 0.153 Barrick shares for each ordinary share of Acacia. The exchange ratio was based on the 20-day volume weighted average trading prices of Acacia and Barrick as at market close in London and New York on May 20, 2019 and implied a value for 100% of Acacia of $787 million.

On July 19, 2019, we announced that the Boards of Barrick and Acacia reached an agreement on the terms of a recommended offer by Barrick for the 36.1% of Acacia that we did not own at that time. Under the terms of the agreement, the minority shareholders would exchange each Acacia share for 0.168 Barrick shares and would also be entitled to special dividends under certain conditions. The offer received shareholder approval in the third quarter of 2019 and the transaction closed on September 17, 2019.

During the second quarter of 2019, Acacia updated its life of mine plans and subsequent to that, the Barrick technical team had an opportunity to conduct detailed due diligence on the updated life of mine plans for the Acacia assets and risk adjust the value of the assets. The value implied by Barrick’s adjusted life of mine plans was deemed to be an indicator of impairment in the second quarter of 2019.

An impairment assessment was undertaken in the second quarter and Barrick assessed the carrying value of the individual cash generating units within Acacia (Bulyanhulu, North Mara and Buzwagi) and determined that the carrying amounts were recoverable. Therefore, no impairment was recognized.

The key assumptions and estimates used in determining the fair value less cost to dispose are short-term and long-term gold prices of $1,250 per ounce, NAV multiples of 1.0–1.1 and a WACC of 6.5%–6.9%. Other assumptions include a 50% economic share of future economic benefits generated by the mines for the GoT, which includes taxes, royalties, tolls and 16% free carry interest in the mines. Management assumed the resumption of concentrate sales and exports commencing in Q3 2019 and the resumption of production from underground mining at Bulyanhulu in 2020. The WACC applied was lower than the 2018 and 2017 impairment tests for the Acacia CGUs, based on lower risk levels given the state of Barrick’s negotiations with the GoT at that time and the expectation that an agreement would be signed once the recommended offer to purchase the minority shareholdings of Acacia as described above had closed, and because the economic sharing of benefits had been modeled into the cash flows.

2018 Indicators of Impairment/Reversal

Third and Fourth Quarter 2018

In the fourth quarter of 2018, as per our policy, we performed our annual goodwill impairment test and identified an impairment at our Veladero mine. Also in the fourth quarter, we reviewed the updated LOM plans for our other operating minesites for indicators of impairment or reversal. We noted an indicator of impairment at Acacia and at our Lagunas Norte and Lumwana mines and no indicators of impairment reversal.

Veladero

In the third quarter of 2018, the Argentine government re-established customs duties for all exports from Argentina. Effective for the period of September 2018 to December 31, 2020, exports of doré are subject to a 12% duty, capped at ARS 4.00 per USD exported. Based on our initial analysis performed in the third quarter of 2018, the re-establishment of the customs duties was not expected to have a significant adverse effect on the long-term fair value of the mine and the Company was engaged in ongoing discussions with the federal government to clarify the impact of the export duty on Veladero’s operations given the existing tax stability agreement. As such, no indicator of impairment was identified in the third quarter of 2018.

Upon the finalization of Veladero’s updated LOM plan in the fourth quarter of 2018, we observed a decrease in the mine’s cash flows reflecting a higher cost structure related to increasing government imposts (including new conditions associated with the heap leach permits that require the contribution of 1.5% of the mine’s revenues towards a trust commencing when Phase 6 of the leach pad begins production and the re-establishment of the export duties for all exports from Argentina effective September 2018), country risk and increasing energy costs. Upon performing our goodwill impairment test in the fourth quarter of 2018, we identified that the mine’s carrying value exceeded its FVLCD and we recorded a goodwill impairment of $154 million and a non-current asset impairment of $246 million, based upon a FVLCD of $674 million.

Lagunas Norte

In the third quarter of 2018, we updated a feasibility study for proposed projects relating to the processing of carbonaceous materials (“CMOP”) and the treatment of refractory sulfide ore (“PMR”) at Lagunas Norte in Peru. Based upon the findings of the feasibility study, it was determined not to proceed with the PMR project at that time. As a result, an impairment assessment was undertaken and a non-current asset impairment of $405 million was recognized in the third quarter of 2018, as we identified that Lagunas Norte’s carrying value exceeded its FVLCD of $150 million. The key assumptions and estimates used in determining the FVLCD are short-term and long-term gold prices of $1,200 per ounce, NAV multiple of 1.1–1.2 and a weighted average cost of capital (“WACC”) of 3.8%.

In the fourth quarter of 2018, we determined that the proposed project relating to CMOP at Lagunas Norte in Peru was not feasible in its current form and that more detailed studies and analysis are required before proceeding with the project. As such, a decision was made to not proceed with the CMOP project at this time and an inventory impairment of $166 million was recorded at December 31, 2018 to reduce the carrying value of the CMOP ounces in inventory to nil. The decision to not proceed with the CMOP project was considered an indicator of impairment at December 31, 2018 and an impairment assessment was performed using the fourth quarter 2018 gold price assumption of $1,250 per ounce. No further impairment was identified for the CGU as the carrying value of the mine subsequent to the inventory impairment was nil and no impairment reversal was identified as the mine’s FVLCD was negative.

Financial Report 2019	187

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Lumwana

On September 28, 2018, as part of their 2019 budget, the Zambian government introduced changes to the current mining tax regime. The changes included an increase in royalty rates by 1.5%, the introduction of a 10% royalty on copper production if the copper price increases above a certain price, the imposition of a 5% import duty on copper concentrates, the non-deductibility of mineral royalties paid or payable for income tax purposes, and the replacement of the VAT with a non-refundable sales tax, although any outstanding VAT claims will be settled through the current refund mechanism. The new mining tax regime had a proposed effective date of January 1, 2019; however, discussions were ongoing with the Zambian government in an effort to mitigate some of the impact prior to the proposed changes being enacted. However, based upon our initial analysis, it was our expectation that Lumwana would remain cash flow positive at current copper prices even if a positive outcome was not reached through the discussions with the government. Given the uncertainty over the final outcome of the tax changes and the need to assess the full impact to the life of mine plan once those tax changes were finalized, no indicator of impairment was identified in the third quarter of 2018.

In the fourth quarter of 2018, the Zambian government finalized the changes to the current tax regime, which were expected to be effective January 1, 2019, with the exception of the changes to the non-refundable sales tax, which were expected to be finalized in the first quarter of 2019 and become effective April 1, 2019. The finalization of the changes to the mining tax regime was considered an indicator of impairment in the fourth quarter of 2018 and as such an impairment assessment was performed for Lumwana. Although the increase in the royalty rates negatively impacted the cash flows of the mine, this impact was largely offset by improvements in Lumwana’s cost structure arising primarily from the re-negotiation of contracts with suppliers under more favorable terms. As a result, no impairment was identified as the FVLCD exceeded the carrying value. We determined we would reassess the impact of the non-refundable sales tax on the mine’s cash flows once the outcome was finalized.

Acacia

In the fourth quarter of 2018, potential indicators of impairment were identified in relation to Acacia, specifically the ongoing uncertainty surrounding a potential resolution of the dispute between Acacia and the GoT, the revised Bulyanhulu business model, the updated geological models at North Mara and Bulyanhulu as well as the decline in Acacia’s market capitalization below its carrying value throughout 2018. As a result, an impairment assessment was undertaken in the fourth quarter, with no impairment loss identified.

The assessment assumed the resumption of concentrate sales and of operations at Bulyanhulu will occur in the first quarter of 2020 and in late 2020, respectively, which is a further six month delay from the assumptions used in the impairment assessment carried out in the second quarter of 2018. The assessment also reflected the targeted outcome for a negotiated resolution in line with the proposed framework as reflected in the most recent LOM, and that VAT refunds will recommence and historic carried forward tax losses will continue to be available to offset against future taxable profits from January 1, 2020.

Second Quarter 2018

Acacia

In the second quarter of 2018, potential indicators of impairment were identified in relation to Acacia, specifically the ongoing uncertainty surrounding a potential resolution between Barrick and the GoT as well as the sustained decline in Acacia’s market capitalization below its carrying value over the first half of 2018. As a result, an impairment assessment was undertaken in the second quarter, with no impairment loss identified.

The assessment assumed that the resumption of concentrate sales and of operations at Bulyanhulu will occur in the second quarter of 2019 and in late 2019, respectively. The assessment also reflected the targeted outcome for a negotiated resolution in line with the proposed framework as reflected in the most recent LOM.

The key assumptions and estimates used in determining the FVLCD are short- and long-term gold prices of $1,200 per ounce and a WACC of 11%, consistent with the rate used for the impairment assessment completed at December 31, 2017 in the calculation of FVLCD. FVLCD is most sensitive to changes in these key assumptions and to the timing of resolution of the export ban; therefore, a sensitivity analysis was performed based on a decrease in the long-term gold price of $100 per ounce and an increase in the WACC of 1%, and a further six-month delay in the resolution of the export ban. A $100 per ounce decrease in the long-term gold price would result in the recognition of a non-current asset impairment at Bulyanhulu of $98 million, net of tax. A 1% increase in the WACC and a further delay of six months in the resolution of the export ban would not result in the recognition of an impairment. However, should a negotiated resolution not eventuate, the recoverable value of Bulyanhulu may be further impacted, resulting in a review at such time.

Subsequent to the second quarter close, OreCorp, which is Acacia’s joint venture partner in the Nyanzaga project in Tanzania, executed its option under the earn-in agreement to increase its ownership in the project to 51% through a $3 million payment to Acacia. Furthermore, Acacia signed a conditional agreement to sell its remaining 49% interest in the project to OreCorp for $7 million and a net smelter royalty capped at $15 million based on future production. As a result of the agreement, and Acacia’s commitment to a sale, Acacia expects to recover the value of the asset through sale and not value in use and as such has valued the asset at FVLCD of $10 million, resulting in the recognition of an impairment loss of $24 million in the second quarter of 2018.

Kabanga

In January 2018, new mining regulations relating to mineral rights were issued in Tanzania. These regulations canceled all retention licenses and declared that they no longer have legal effect and any previous holder, along with any third party, of a retention license would need to apply for a new prospecting or mining license for that area. Our 50% interest in the Kabanga project (a joint venture between Barrick and Glencore) was affected by these changes. While we have now submitted our application for a prospecting license, the operating environment for mining projects in Tanzania remains challenging and we have determined that our carrying amount for the project is not recoverable under the current circumstances. As such, we considered this an indicator of impairment, resulting in the recognition of a $30 million impairment in the second quarter of 2018, which is equal to the full carrying value of our equity method investment in the Kabanga JV.

188	Barrick Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Key Assumptions

The recoverable amount has been determined based on its estimated FVLCD, which has been determined to be greater than the VIU amounts. The key assumptions and estimates used in determining the FVLCD are related to commodity prices, discount rates, NAV multiples for gold assets, operating costs, exchange rates, capital expenditures, the LOM production profile, continued license to operate, evidence of value from current year disposals and for our projects the expected start of production. In addition, assumptions are related to observable market evaluation metrics, including identification of comparable entities, and associated market values per ounce and per pound of reserves and/or resources, as well as the valuation of resources beyond what is included in LOM plans.

Gold

For the gold segments where a recoverable amount was required to be determined, FVLCD was determined by calculating the net present value (“NPV”) of the future cash flows expected to be generated by the mines and projects within the segments (level 3 of the fair value hierarchy). The estimates of future cash flows were derived from the most recent LOM plans and, where the LOM plans exclude a material portion of total reserves and resources, we assign value to reserves and resources not considered in these models. Based on observable market or publicly available data, including forward prices and equity sell-side analyst forecasts, we make an assumption of future gold and silver prices to estimate future revenues. The future cash flows for each gold mine are discounted using a real WACC, which reflects specific market risk factors for each mine. Some gold companies trade at a market capitalization greater than the NPV of their expected cash flows. Market participants describe this as a “NAV multiple”, which represents the multiple applied to the NPV to arrive at the trading price. The NAV multiple is generally understood to take account of a variety of additional value factors such as the exploration potential of the mineral property, namely the ability to find and produce more metal than what is currently included in the LOM plan or reserve and resource estimates, and the benefit of gold price optionality. As a result, we applied a specific NAV multiple to the NPV of each CGU within each gold segment based on the NAV multiples observed in the market in recent periods and that we judged to be appropriate to the CGU.

Pascua-Lama

The FVLCD for Pascua-Lama was determined by considering observable market values for comparable assets expressed as dollar per ounce of measured and indicated resources (level 3 of the fair value hierarchy). In the absence of a LOM plan for Pascua-Lama, we used the market approach. The observable market values were adjusted, where appropriate, for country risk if the comparable asset was in a different country.

Assumptions

Our gold price assumption used in our fourth quarter 2019 impairment testing is $1,300 per ounce. Our gold price assumption used in our 2018 impairment testing was $1,250 per ounce. The increase in the gold price assumption from 2018 was not considered an indicator of impairment reversal as the increased price would not, in isolation, have resulted in the identification of an impairment reversal at our mines with reversible impairments. The other key assumptions used in our impairment testing, based on the CGUs tested in each year, are summarized in the table below:

	2019	2018

Copper price per lb (long-term)	$3.00	$2.85

WACC – gold (range)	3%–7%	4%–11%

WACC – gold (avg)	4%	7%

WACC – copper	n/a	10%

NAV multiple – gold (avg)	1.2	1.05

LOM years – gold (avg)	19	15

Value per ounce of gold	$20–30	n/a

Value per ounce of silver	$0.28–$0.42	n/a

Sensitivities

Should there be a significant increase or decline in commodity prices, we would take actions to assess the implications on our life of mine plans, including the determination of reserves and resources, and the appropriate cost structure for the operating segments. The recoverable amount of the CGUs would be affected by these changes and also be impacted by other market factors such as changes in net asset value multiples and the value per ounce/pound of comparable market entities.

We performed a sensitivity analysis on each CGU that was tested as part of the goodwill impairment test, as well as those CGUs which have had an impairment or impairment reversal in recent years. We flexed the gold and copper prices and the WACC, which are the most significant assumptions that impact the impairment calculations. We first assumed a +/- $100 per ounce change in our gold price assumptions or a +/- $0.25 per pound change in copper price assumptions, while holding all other assumptions constant. We then assumed a +/-1% change in our WACC, independent from the change in gold or copper prices, while holding all other assumptions constant. These sensitivities help to determine the theoretical impairment losses or impairment reversals that would be recorded with these changes in gold or copper prices and WACC. If the gold price per ounce was decreased by $100, a goodwill impairment of $529 million would be recognized for Loulo-Gounkoto and the fourth quarter 2019 impairment reversal at Pueblo Viejo would not be recognized. If the gold price was increased by $100 or the WACC was decreased by 1%, a full reversal of the $246 million non-current asset impairment at Veladero would be recognized. If the copper price per pound was decreased by $0.25, the non-current asset impairment reversal recognized for Lumwana in the third quarter of 2019 would have been lower by $390 million, with a similar increase in the copper price per pound resulting in an increase in the impairment reversal by $390 million.

In addition, for our Pascua-Lama project, we have determined our valuation based on a market approach. The key assumption that impacts the impairment calculations is the value per ounce of gold and per ounce of silver based on an analysis of comparable companies. We assumed a negative 10% change for the assumption of gold and silver value per ounce, while holding all other assumptions constant, and based on the results of the impairment testing performed in fourth quarter of 2019 for Pascua-Lama, the fair value of the CGU would have been reduced by approximately $40 million. We note that this sensitivity identifies the decrease in the value that, in isolation, would cause the carrying value of the CGU to exceed its recoverable amount. For Pascua-Lama, this value decrease is linear to the decrease in value per ounce.

Financial Report 2019	189

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The carrying value of the CGUs that are most sensitive to changes in the key assumptions used in the FVLCD calculation are:

As at December 31, 2019	Carrying Value

Loulo-Gounkoto	$ 4,198

Lumwana	1,307

Veladero	692

Bulyanhulu	579

Pascua-Lama[1]	153

1.	The carrying value of Pascua-Lama is presented net of the Wheaton streaming liability of $253 million (refer to note 29).

22 ∎ Other Assets

	As at Dec. 31, 2019	As at Dec. 31, 2018

Goods and services taxes recoverable[1]	$ 253	$ 271

Other investments	258	209

Notes receivable[2]	202	285

Norte Abierto JV partner receivable	134	143

Restricted cash[3]	162	121

Carlin prepaid royalty	115	–

Prepayments	30	37

Derivative assets	–	1

Other	153	168

	$ 1,307	$ 1,235

1.	Includes VAT and fuel tax receivables of $70 million in Argentina, $128 million in Tanzania and $53 million in Chile (Dec. 31, 2018: $110 million, $111 million and $50 million, respectively).
2.

Primarily represents the interest bearing promissory note due from NovaGold and the non-interest bearing shareholder loan due from the Jabal Sayid JV as a result of the divestment of 50 percent interest in Jabal Sayid.

3.

Primarily represents the cash balance at Pueblo Viejo that is contractually restricted in respect of disbursements for environmental rehabilitation that are expected to occur near the end of Pueblo Viejo’s mine life.

23 ∎ Accounts Payable

	As at Dec. 31, 2019	As at Dec. 31, 2018

Accounts payable	$ 715	$ 744

Accruals	440	357

	$ 1,155	$ 1,101

24 ∎ Other Current Liabilities

	As at Dec. 31, 2019	As at Dec. 31, 2018

Provision for environmental rehabilitation (note 27b)	$ 156	$ 111

Deposit on Pascua-Lama silver sale agreement[1]	253	–

Deposit on Pueblo Viejo gold and silver streaming agreement	75	83

Share-based payments (note 34b)	48	30

Derivative liabilities	–	3

Other	90	94

	$ 622	$ 321

1.	Reclassified from other non-current liabilities. Refer to note 29.

25 ∎ Financial Instruments

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument. Information on certain types of financial instruments is included elsewhere in these consolidated financial statements as follows: accounts receivable (note 18); restricted share units (note 34b).

a)  Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money market investments with original maturities of less than 90 days.

	As at Dec. 31, 2019	As at Dec. 31, 2018

Cash deposits	$ 2,571	$ 842

Term deposits	728	477

Money market investments	15	252

	$ 3,314	$ 1,571

Of total cash and cash equivalents as of December 31, 2019, $nil (2018: $383 million) was held in subsidiaries which have regulatory regulations, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company.

190	Barrick Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b)  Debt and Interest1

	Closing balance Dec. 31, 2018	Proceeds	Repayments	Amortization and other[2]	Closing balance Dec. 31, 2019

5.7% notes[3,9]	$ 842	$ –	$ –	$ –	$ 842

3.85%/5.25% notes	1,079	–	–	–	1,079

5.80% notes[4,9]	395	–	–	–	395

6.35% notes[5,9]	594	–	–	–	594

Other fixed rate notes[6,9]	1,326	–	(248)	2	1,080

Leases[7]	19	–	(28)	105	96

Other debt obligations	598	–	(4)	–	594

5.75% notes[8,9]	842	–	–	–	842

Acacia credit facility[10]	43	–	(29)	–	14

	$ 5,738	$ –	$ (309)	$ 107	$ 5,536

Less: current portion[11]	(43)	–	–	–	(375)

	$ 5,695	$ –	$ (309)	$ 107	$ 5,161

	Closing balance Dec. 31, 2017	Proceeds	Repayments	Amortization and other[2]	Closing balance Dec. 31, 2018

4.4%/5.7% notes[3,9]	$ 1,468	$ –	$ (629)	$ 3	$ 842

3.85%/5.25% notes	1,079	–	–	–	1,079

5.80% notes[4,9]	395	–	–	–	395

6.35% notes[5,9]	593	–	–	1	594

Other fixed rate notes[6,9]	1,326	–	–	–	1,326

Leases[7]	46	–	(27)	–	19

Other debt obligations	603	–	(3)	(2)	598

5.75% notes[8,9]	842	–	–	–	842

Acacia credit facility[10]	71	–	(28)	–	43

	$ 6,423	$ –	$ (687)	$ 2	$ 5,738

Less: current portion[11]	(59)	–	–	–	(43)

	$ 6,364	$ –	$ (687)	$ 2	$ 5,695

1.

The agreements that govern our long-term debt each contain various provisions which are not summarized herein. These provisions allow Barrick, at its option, to redeem indebtedness prior to maturity at specified prices and also may permit redemption of debt by Barrick upon the occurrence of certain specified changes in tax legislation.

2.	Amortization of debt premium/discount and increases (decreases) in capital leases.
3.	Consists of $850 million (2018: $850 million) of our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”) notes due 2041.
4.	Consists of $400 million (2018: $400 million) of 5.80% notes which mature in 2034.
5.	Consists of $600 million (2018: $600 million) of 6.35% notes which mature in 2036.
6.

Consists of $1.1 billion (2018: $1.3 billion) in conjunction with our wholly-owned subsidiary BNAF and our wholly-owned subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”). This consists of $nil (2018: $248 million) of BPDAF notes due 2020, $250 million (2018: $250 million) of BNAF notes due 2038 and $850 million (2018: $850 million) of BPDAF notes due 2039.

7.

Consists primarily of leases at Nevada Gold Mines, $32 million, Loulo-Gounkoto, $32 million, Lumwana, $10 million, Pascua-Lama, $6 million and Porgera, $5 million (2018: $nil, $nil, $3 million, $9 million and $nil, respectively).

8.	Consists of $850 million (2018: $850 million) in conjunction with our wholly-owned subsidiary BNAF.
9.

We provide an unconditional and irrevocable guarantee on all BNAF, BPDAF, Barrick Gold Finance Company (“BGFC”), and Barrick (HMC) Mining (“BHMC”) notes and generally provide such guarantees on all BNAF, BPDAF, BGFC, and BHMC notes issued, which will rank equally with our other unsecured and unsubordinated obligations.

10.	Consists of an export credit backed term loan facility.
11.

The current portion of long-term debt consists of our 3.85% notes ($336 million; 2018: $nil), leases ($25 million; 2018: $11 million) and Acacia credit facility ($14 million; 2018: $28 million), and other debt obligations ($nil; 2018: $4 million).

Financial Report 2019	191

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.4%/5.7% Notes

In June 2011, BNAF issued an aggregate of $4.0 billion in debt securities consisting of $1.35 billion of 4.40% notes that mature in 2021 and $850 million of 5.70% notes that mature in 2041 issued by BNAF (collectively, the “BNAF Notes”). Barrick provides an unconditional and irrevocable guarantee of the BNAF Notes, which will rank equally with Barrick’s other unsecured and unsubordinated obligations.

During 2016, $721 million of the $1.35 billion of the 4.4% notes was repaid. During 2018, the remaining $629 million of the 4.4% notes was repaid.

3.85% and 5.25% Notes

On April 3, 2012, we issued an aggregate of $2 billion in debt securities comprised of $1.25 billion of 3.85% notes that mature in 2022 and $750 million of 5.25% notes that mature in 2042. During 2015, $913 million of the 3.85% notes was repaid. On January 31, 2020, the remaining $337 million of the 3.85% notes was repaid.

Other Fixed Rate Notes

On October 16, 2009, we issued two tranches of debentures totaling $1.25 billion through our wholly-owned indirect subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”) consisting of $850 million of 30-year notes with a coupon rate of 5.95% and $400 million of 10-year notes with a coupon rate of 4.95%. We also provide an unconditional and irrevocable guarantee of these payments, which rank equally with our other unsecured and unsubordinated obligations. During 2016, $152 million of the $400 million of the 4.95% notes was repaid. During 2019, the remaining $248 million of the 4.95% notes was repaid.

In September 2008, we issued an aggregate of $1.25 billion of notes through our wholly-owned indirect subsidiaries Barrick North America Finance LLC and Barrick Gold Financeco LLC (collectively, the “LLCs”) consisting of $250 million of 30-year notes with a coupon rate of 7.5%. We also provide an unconditional and irrevocable guarantee of these payments, which rank equally with our other unsecured and unsubordinated obligations.

5.75% Notes

On May 2, 2013, we issued an aggregate of $3 billion in notes through Barrick and our wholly-owned indirect subsidiary BNAF consisting of $850 million of 5.75% notes issued by BNAF that mature in 2043. $2 billion of the net proceeds from this offering was used to repay amounts outstanding under our revolving credit facility at that time. We provided an unconditional and irrevocable guarantee on the $850 million of 5.75% notes issued by BNAF, which will rank equally with our other unsecured and unsubordinated obligations.

Amendment and Refinancing of the Credit Facility

In November 2019, we amended and restated the credit and guarantee agreement (the “Credit Facility”) with certain Lenders, which requires such Lenders to make available to us a credit facility of $3.0 billion or the equivalent amount in Canadian dollars. The Credit Facility, which is unsecured, currently has an interest rate of London Interbank Offered Rate (“LIBOR”) plus 1.25% on drawn amounts, and a commitment rate of 0.15% on undrawn amounts and includes terms to replace LIBOR with a suitable replacement as that issue develops. As part of the amendment and restatement, the termination date of the Credit Facility was extended from January 2024 to January 2025. The Credit Facility is undrawn as at December 31, 2019.

Acacia Credit Facility

In January 2013, Acacia concluded negotiations with a group of commercial banks for the provision of an export credit backed term loan facility (the “Facility”) for the amount of $142 million. The Facility was put in place to fund a substantial portion of the construction costs of the CIL circuit at the process plant at the Bulyanhulu Project. The Facility has a term of seven years and, when drawn, the spread over LIBOR will be 250 basis points. The Facility is repayable in equal installments over the term of the Facility, after a two-year repayment holiday period. At December 31, 2014, the full value of the Facility was drawn. During 2015, $14 million was repaid. During 2016, $29 million was repaid. During 2017, $28 million was repaid. During 2018, $28 million was repaid. During 2019, $29 million was repaid. In January 2020, the final installment of $14 million was paid.

	2019			2018

For the years ended December 31	Interest cost	Effective rate	[1]	Interest cost	Effective rate	[1]

4.4%/5.7% notes	$ 49	5.74%		$63	5.25%

3.85%/5.25% notes	53	4.87%		53	4.87%

5.80% notes	23	5.87%		23	5.85%

6.35% notes	38	6.41%		39	6.41%

Other fixed rate notes	77	6.33%		83	6.16%

Leases	6	7.14%		2	6.18%

Other debt obligations	34	6.17%		38	6.55%

5.75% notes	49	5.79%		49	5.79%

Acacia credit facility	3	3.36%		5	3.59%

Deposits on Pascua-Lama silver sale agreement (note 29)	70	8.75%		65	8.25%

Deposits on Pueblo Viejo gold and silver streaming agreement (note 29)	34	6.79%		33	6.41%

	$ 436			$453

Less: interest capitalized	(14)			(9)

	$ 422			$444

1.

The effective rate includes the stated interest rate under the debt agreement, amortization of debt issue costs and debt discount/premium and the impact of interest rate contracts designated in a hedging relationship with debt.

192	Barrick Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Scheduled Debt Repayments[1]		Maturity						2025 and
	Issuer	Year	2020	2021	2022	2023	2024	thereafter	Total

7.31% notes[2]	BGC	2021	$–	$7	$–	$–	$–	$ –	$7

3.85% notes	BGC	2022	–	–	337	–	–	–	337

7.73% notes[2]	BGC	2025	–	–	–	–	–	7	7

7.70% notes[2]	BGC	2025	–	–	–	–	–	5	5

7.37% notes[2]	BGC	2026	–	–	–	–	–	32	32

8.05% notes[2]	BGC	2026	–	–	–	–	–	15	15

6.38% notes[2]	BGC	2033	–	–	–	–	–	200	200

5.80% notes	BGC	2034	–	–	–	–	–	200	200

5.80% notes	BGFC	2034	–	–	–	–	–	200	200

6.45% notes[2]	BGC	2035	–	–	–	–	–	300	300

6.35% notes	BHMC	2036	–	–	–	–	–	600	600

7.50% notes[3]	BNAF	2038	–	–	–	–	–	250	250

5.95% notes[3]	BPDAF	2039	–	–	–	–	–	850	850

5.70% notes	BNAF	2041	–	–	–	–	–	850	850

5.25% notes	BGC	2042	–	–	–	–	–	750	750

5.75% notes	BNAF	2043	–	–	–	–	–	850	850

Other debt obligations[2]			–	–	–	–	–	–	–

Acacia credit facility			14	–	–	–	–	–	14

			$14	$7	$337	$–	$–	$ 5,109	$5,467

Minimum annual payments under capital leases			$25	$15	$12	$8	$5	$ 32	$97

1.	This table illustrates the contractual undiscounted cash flows, and may not agree with the amounts disclosed in the consolidated balance sheet.
2.	Included in Other debt obligations in the Long-Term Debt table.
3.	Included in Other fixed rate notes in the Long-Term Debt table.

Financial Report 2019	193

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c)  Derivative Instruments (“Derivatives”)

In the normal course of business, our assets, liabilities and forecasted transactions, as reported in US dollars, are impacted by various market risks including, but not limited to:

Item	Impacted by

∎ Revenue	∎ Prices of gold, silver and copper

∎ Cost of sales

∎ Consumption of diesel fuel, propane, natural gas, and electricity	∎ Prices of diesel fuel, propane, natural gas, and electricity

∎ Non-US dollar expenditures	∎ Currency exchange rates – US dollar versus A$, ARS, C$, CLP, DOP, EUR, PGK, TZS, ZAR, XOF, and ZMW

∎ General and administration, exploration and evaluation costs	∎ Currency exchange rates – US dollar versus A$, ARS, C$, CLP, DOP, GBP, PGK, TZS, XOF, ZAR, and ZMW

∎ Capital expenditures

∎ Non-US dollar capital expenditures	∎ Currency exchange rates – US dollar versus A$, ARS, C$, CLP, DOP, EUR, GBP, PGK, XOF, and ZAR

∎ Consumption of steel	∎ Price of steel

∎ Interest earned on cash and equivalents	∎ US dollar interest rates

∎ Interest paid on fixed-rate borrowings	∎ US dollar interest rates

The time frame and manner in which we manage those risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an appropriate way of managing the risk.

We use derivatives as part of our risk management program to mitigate variability associated with changing market values related to the hedged item. Many of the derivatives we use meet the hedge effectiveness criteria and are designated in a hedge accounting relationship.

Certain derivatives are designated as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”) or hedges of highly probable forecasted transactions (“cash flow hedges”), collectively known as “accounting hedges”. Hedges that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Some of the derivatives we use are effective in achieving our risk management objectives, but they do not meet the strict hedge accounting criteria. These derivatives are considered to be “non-hedge derivatives”.

During 2019, we did not enter into any US dollar interest rate contracts, currency contracts, commodity contracts, or metals contracts. We had no contracts outstanding at December 31, 2019.

26 ∎ Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability

(for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

194	Barrick Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

a) Assets and Liabilities Measured at Fair Value on a Recurring Basis

Fair Value Measurements

At December 31, 2019	Quoted prices in active markets for Identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Aggregate fair value

Cash and equivalents	$ 3,314	$ –	$ –	$ 3,314

Other investments	258	–	–	258

Derivatives	–	1	–	1

Receivables from provisional copper and gold sales	–	68	–	68

	$ 3,572	$ 69	$ –	$ 3,641

Fair Value Measurements
At December 31, 2018	Quoted prices in active markets for Identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Aggregate fair value

Cash and equivalents	$ 1,571	$ –	$ –	$ 1,571

Other investments	209	–	–	209

Derivatives	–	–	–	–

Receivables from provisional copper and gold sales	–	76	–	76

	$ 1,780	$ 76	$ –	$ 1,856

b) Fair Values of Financial Assets and Liabilities

	At Dec. 31, 2019		At Dec. 31, 2018

	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value

Financial assets

Other assets[1]	$ 612	$ 612	$ 559	$ 559

Other investments[2]	258	258	209	209

Derivative assets	1	1	3	3

	$ 871	$ 871	$ 771	$ 771

Financial liabilities

Debt[3]	$ 5,536	$ 6,854	$ 5,738	$ 6,183

Derivative liabilities	–	–	3	3

Other liabilities	209	209	297	297

	$ 5,745	$ 7,063	$ 6,038	$ 6,483

1.	Includes restricted cash and amounts due from our partners.
2.	Recorded at fair value. Quoted market prices are used to determine fair value.
3.

Debt is generally recorded at amortized cost except for obligations that are designated in a fair-value hedge relationship, in which case the carrying amount is adjusted for changes in fair value of the hedging instrument in periods when a hedge relationship exists. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.

We do not offset financial assets with financial liabilities.

Financial Report 2019	195

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c) Assets Measured at Fair Value on a Non-Recurring Basis

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Aggregate fair value

Property, plant and equipment[1]	$ –	$ –	$ 130	$ 130

1.	Property, plant and equipment were written down by $389 million, which was included in earnings in this period.

Valuation Techniques

Cash Equivalents

The fair value of our cash equivalents is classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. Our cash equivalents are comprised of U.S. Treasury bills and money market securities that are invested primarily in U.S. Treasury bills.

Other Investments

The fair value of other investments is determined based on the closing price of each security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore other investments are classified within Level 1 of the fair value hierarchy.

Derivative Instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of all our derivative contracts includes an adjustment for credit risk. For counterparties in a net asset position, credit risk is based upon the observed credit default swap spread for each particular counterparty, as appropriate. For counterparties in a net liability position, credit risk is based upon Barrick’s observed credit default swap (“CDS”) spread. The fair value of US dollar interest rate and currency swap contracts is determined by discounting contracted cash flows using a discount rate derived from observed LIBOR and swap rate curves and credit default swap rates. In the case of currency contracts, we convert non-US dollar cash flows into US dollars using an exchange rate derived from currency swap curves and CDS rates. The fair value of commodity forward contracts is determined by discounting contractual cash flows using a discount rate derived from observed LIBOR and swap rate curves and CDS rates. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity. Derivative instruments are classified within Level 2 of the fair value hierarchy.

Receivables from Provisional Copper and Gold Sales

The fair value of receivables arising from copper and gold sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Other Long-Term Assets

The fair value of property, plant and equipment, goodwill, intangibles and other assets is determined primarily using an income approach based on unobservable cash flows and a market multiples approach where applicable, and as a result is classified within Level 3 of the fair value hierarchy. Refer to note 21 for disclosure of inputs used to develop these measures.

196	Barrick Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27 ∎ Provisions

a) Provisions

	As at Dec. 31, 2019	As at Dec. 31, 2018

Environmental rehabilitation (“PER”)	$ 2,922	$ 2,726

Post-retirement benefits	43	42

Share-based payments	26	26

Other employee benefits	19	22

Other	104	88

	$ 3,114	$ 2,904

b)  Environmental Rehabilitation

	2019	2018

At January 1	$ 2,837	$ 3,096

PERs acquired (divested) during the year	425	–

Closed Sites

Impact of revisions to expected cash flows recorded in earnings	(75)	(30)

Settlements

Cash payments	(72)	(48)

Settlement gains	(3)	(2)

Accretion	18	13

Operating Sites

PER revisions in the year	(87)	(247)

Settlements

Cash payments	(21)	(18)

Settlement gains	(1)	(1)

Accretion	57	74

At December 31	$ 3,078	$ 2,837

Current portion (note 24)	(156)	(111)

	$ 2,922	$ 2,726

The eventual settlement of substantially all PERs estimated is expected to take place between 2020 and 2059.

The total PER has decreased in the fourth quarter of 2019 by $511 million primarily due to changes in cost estimates at our Pascua-Lama, Carlin, Golden Sunlight and Cortez properties, combined with the divestment of Kalgoorlie. For the year ended December 31, 2019, our PER balance increased by $241 million primarily due to the contribution of Newmont’s assets to Nevada Gold Mines on July 1, 2019, the acquisition of Randgold on January 1, 2019, and a decrease in the discount rate. These were partially offset by changes in cost estimates primarily at our Pascua-Lama, Pierina, Golden Sunlight, Lagunas Norte and Pueblo Viejo properties, combined with the divestment of Kalgoorlie. A 1% increase in the discount rate would result in a decrease in PER by $357 million and a 1% decrease in the discount rate would result in an increase in PER by $207 million, while holding the other assumptions constant.

28 ∎ Financial Risk Management

Our financial instruments are comprised of financial liabilities and financial assets. Our principal financial liabilities, other than derivatives, comprise accounts payable and debt. The main purpose of these financial instruments is to manage short-term cash flow and raise funds for our capital expenditure program. Our principal financial assets, other than derivative instruments, are cash and equivalents and accounts receivable, which arise directly from our operations. In the normal course of business, we use derivative instruments to mitigate exposure to various financial risks.

We manage our exposure to key financial risks in accordance with our financial risk management policy. The objective of the policy is to support the delivery of our financial targets while protecting future financial security. The main risks that could adversely affect our financial assets, liabilities or future cash flows are as follows:

a.	Market risk, including commodity price risk, foreign currency and interest rate risk;
b.	Credit risk;
c.	Liquidity risk; and
d.	Capital risk management.

Management designs strategies for managing each of these risks, which are summarized below. Our senior management oversees the management of financial risks. Our senior management ensures that our financial risk-taking activities are governed by policies and procedures and that financial risks are identified, measured and managed in accordance with our policies and our risk appetite. All derivative activities for risk management purposes are carried out by the appropriate personnel.

a)  Market Risk

Market risk is the risk that changes in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of our financial instruments. We manage market risk by either accepting it or mitigating it through the use of derivatives and other economic hedging strategies.

Commodity Price Risk

Gold and Copper

We sell our gold and copper production in the world market. The market prices of gold and copper are the primary drivers of our profitability and ability to generate both operating and free cash flow. Our corporate treasury group implements hedging strategies on an opportunistic basis to protect us from downside price risk on our gold and copper production. We did not enter into any positions during the year and do not have any positions outstanding at December 31, 2019. Our gold and copper production is subject to market prices.

Fuel

On average we consume 4 million barrels of diesel fuel annually across all our mines. Diesel fuel is refined from crude oil and is therefore subject to the same price volatility affecting crude oil prices. Therefore, volatility in crude oil prices has a significant direct and indirect impact on our production costs. To mitigate this volatility, we employ a strategy of using financial contracts to hedge our exposure to oil prices.

Financial Report 2019	197

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign Currency Risk

The functional and reporting currency for all of our operating segments is the US dollar and we report our results using the US dollar. The majority of our operating and capital expenditures are denominated and settled in US dollars. We have exposure to the Australian dollar and Canadian dollar through a combination of mine operating costs and general and administrative costs; and to the Papua New Guinea kina, Peruvian sol, Chilean peso, Argentine peso, Dominican Republic peso, West African CFA franc, and Zambian kwacha through mine operating costs. Consequently, fluctuations in the US dollar exchange rate against these currencies increase the volatility of cost of sales, general and administrative costs and overall net earnings, when translated into US dollars.

Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instruments will fluctuate due to changes in market interest rates. Currently, our interest rate exposure mainly relates to interest receipts on our cash balances ($3.3 billion at the end of the year); the mark-to-market value of derivative instruments; and to the interest payments on our variable-rate debt ($0.1 billion at December 31, 2019).

The effect on net earnings and equity of a 1% change in the interest rate of our financial assets and liabilities as at December 31, 2019 is approximately $18 million (2018: $16 million).

b)  Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Credit risk arises from cash and equivalents, trade and other receivables as well as derivative assets. For cash and equivalents and trade and other receivables, credit risk exposure equals the carrying amount on the balance sheet, net of any overdraft positions. To mitigate our inherent exposure to credit risk we maintain policies to limit the concentration of credit risk, review counterparty creditworthiness on a monthly basis, and ensure liquidity of available funds. We also invest our cash and equivalents in highly rated financial institutions, primarily within the United States and other investment grade countries, which are countries rated BBB- or higher by S&P and include Canada, Chile, Australia and Peru. Furthermore, we sell our gold and copper production into the world market and to private customers with strong credit ratings. Historically, customer defaults have not had a significant impact on our operating results or financial position.

For derivatives with a positive fair value, we are exposed to credit risk equal to the carrying value. When the fair value of a derivative is negative, we assume no credit risk. We mitigate credit risk on derivatives by:

∎	Entering into derivatives with high credit-quality counterparties;
∎	Limiting the amount of net exposure with each counterparty; and
∎	Monitoring the financial condition of counterparties on a regular basis.

The Company’s maximum exposure to credit risk at the reporting date is the carrying value of each of the financial assets disclosed as follows:

	As at Dec. 31, 2019	As at Dec. 31, 2018

Cash and equivalents	$ 3,314	$ 1,572

Accounts receivable	363	248

Net derivative assets by counterparty	–	2

	$ 3,677	$ 1,821

c)  Liquidity Risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. We manage our exposure to liquidity risk by maintaining cash reserves, access to undrawn credit facilities and access to public debt markets, by staggering the maturities of outstanding debt instruments to mitigate refinancing risk and by monitoring of forecasted and actual cash flows. Details of the undrawn credit facility are included in note 25.

Our capital structure comprises a mix of debt and shareholders’ equity. As at December 31, 2019, our total debt was $5.5 billion (debt net of cash and equivalents was $2.2 billion) compared to total debt as at December 31, 2018 of $5.7 billion (debt net of cash and equivalents was $4.2 billion).

Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market prices of gold, and to a lesser extent copper, are the primary drivers of our operating cash flow. Other options to enhance liquidity include further portfolio optimization and the creation of new joint ventures and partnerships; issuance of equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership; issuance of long-term debt securities in the public markets or to private investors (Moody’s and S&P currently rate Barrick’s outstanding long-term debt as investment grade, with ratings of Baa2 and BBB, respectively); and drawing on the $3.0 billion available under our undrawn credit facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing). The key financial covenant in the Credit Facility (undrawn as at December 31, 2019) requires Barrick to maintain a net debt to total capitalization ratio, as defined in the agreement, of 0.60:1 or lower (Barrick’s net debt to total capitalization ratio was 0.07:1 as at December 31, 2019).

198	Barrick Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table outlines the expected maturity of our significant financial assets and liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. As the amounts presented in the table are the contractual undiscounted cash flows, these balances may not agree with the amounts disclosed in the balance sheet.

As at December 31, 2019 (in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total

Cash and equivalents	$ 3,314	$ –	$ –	$ –	$ 3,314

Accounts receivable	363	–	–	–	363

Derivative assets	–	–	–	–	–

Trade and other payables	1,155	–	–	–	1,155

Debt	39	371	13	5,141	5,564

Derivative liabilities	–	–	–	–	–

Other liabilities	55	52	9	93	209

As at December 31, 2018 (in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total

Cash and equivalents	$ 1,571	$ –	$ –	$ –	$ 1,571

Accounts receivable	248	–	–	–	248

Derivative assets	2	1	–	–	3

Trade and other payables	1,101	–	–	–	1,101

Debt	43	275	339	5,110	5,767

Derivative liabilities	3	–	–	–	3

Other liabilities	59	80	21	137	297

d)  Capital Risk Management

Our objective when managing capital is to provide value for shareholders by maintaining an optimal short-term and long-term capital structure in order to reduce the overall cost of capital while preserving our ability to continue as a going concern. Our capital management objectives are to safeguard our ability to support our operating requirements on an ongoing basis, continue the development and exploration of our mineral properties and support any expansion plans. Our objectives are also to ensure that we maintain a strong balance sheet and optimize the use of debt and equity to support our business and provide financial flexibility in order to maximize shareholder value. We define capital as total debt less cash and equivalents and it is managed by management subject to approved policies and limits by the Board of Directors. We have no significant financial covenants or capital requirements with our lenders or other parties other than what is discussed under liquidity risk in note 28c.

29 ∎ Other Non-Current Liabilities

	As at Dec. 31, 2019	As at Dec. 31, 2018

Deposit on Pascua-Lama silver sale agreement[1,2]	$ –	$ 811

Deposit on Pueblo Viejo gold and silver streaming agreement[1]	425	426

Long-term income tax payable	241	270

Derivative liabilities (note 25f)	–	–

Provision for offsite remediation	52	57

Other	105	179

	$ 823	$ 1,743

1.

Revenues of $43 million were recognized in 2019 (2018: $76 million) through the draw-down of our streaming liabilities relating to contracts in place at Pueblo Viejo in 2019 and Pueblo Viejo and Pascua-Lama in 2018.

2.	Reclassified to other current liabilities. Refer to note 24.

Financial Report 2019	199

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Silver Sale Agreement

Our silver sale agreement with Wheaton requires us to deliver 25 percent of the life of mine silver production from the Pascua-Lama project and required delivery of 100 percent of silver production from the Lagunas Norte, Pierina and Veladero mines until March 31, 2018. In return, we were entitled to an upfront cash payment of $625 million payable over three years from the date of the agreement, as well as ongoing payments in cash of the lesser of $3.90 (subject to an annual inflation adjustment of 1 percent starting three years after project completion at Pascua-Lama) and the prevailing market price for each ounce of silver delivered under the agreement. An imputed interest expense was being recorded on the liability at the rate implicit in the agreement. The liability plus imputed interest was amortized based on the difference between the effective contract price for silver and the amount of the ongoing cash payment per ounce of silver delivered under the agreement.

In the fourth quarter of 2019, we completed a study of the Pascua-Lama project and concluded that we do not have a plan that meets our investment criteria under our current assumptions. As a result, the deferred revenue liability was derecognized, and a current liability was recognized for the cash liability payable to Wheaton of $253 million. This adjustment resulted in $628 million recorded in Other Income (refer to note 9) and recognizes the significant uncertainty with the timing and quantity of the delivery of any future silver production from Pascua-Lama.

Gold and Silver Streaming Agreement

On September 29, 2015, we closed a gold and silver streaming transaction with Royal Gold, Inc. (“Royal Gold”) for production linked to Barrick’s 60 percent interest in the Pueblo Viejo mine. Royal Gold made an upfront cash payment of $610 million and will continue to make cash payments for gold and silver delivered under the agreement. The $610 million upfront payment is not repayable and Barrick is obligated to deliver gold and silver based on Pueblo Viejo’s production. We have accounted for the upfront payment as deferred revenue and will recognize it in earnings, along with the ongoing cash payments, as the gold and silver is delivered to Royal Gold. We will also be recording accretion expense on the deferred revenue balance as the time value of the upfront deposit represents a significant component of the transaction.

Under the terms of the agreement, Barrick will sell gold and silver to Royal Gold equivalent to:

∎	7.5 percent of Barrick’s interest in the gold produced at Pueblo Viejo until 990,000 ounces of gold have been delivered, and 3.75 percent thereafter.

∎

75 percent of Barrick’s interest in the silver produced at Pueblo Viejo until 50 million ounces have been delivered, and 37.5 percent thereafter. Silver will be delivered based on a fixed recovery rate of 70 percent. Silver above this recovery rate is not subject to the stream.

Barrick will receive ongoing cash payments from Royal Gold equivalent to 30 percent of the prevailing spot prices for the first 550,000 ounces of gold and 23.1 million ounces of silver delivered. Thereafter payments will double to 60 percent of prevailing spot prices for each subsequent ounce of gold and silver delivered. Ongoing cash payments to Barrick are tied to prevailing spot prices rather than fixed in advance, maintaining exposure to higher gold and silver prices in the future.

30 ∎ Deferred Income Taxes

Recognition and Measurement

We record deferred income tax assets and liabilities where temporary differences exist between the carrying amounts of assets and liabilities in our balance sheet and their tax bases. The measurement and recognition of deferred income tax assets and liabilities takes into account: substantively enacted rates that will apply when temporary differences reverse; interpretations of relevant tax legislation; estimates of the tax bases of assets and liabilities; and the deductibility of expenditures for income tax purposes. In addition, the measurement and recognition of deferred tax assets takes into account tax planning strategies. We recognize the effect of changes in our assessment of these estimates and factors when they occur. Changes in deferred income tax assets and liabilities are allocated between net income, other comprehensive income, equity and goodwill based on the source of the change.

Current income taxes of $33 million have been provided on the undistributed earnings of certain foreign subsidiaries. Deferred income taxes have not been provided on the undistributed earnings of all other foreign subsidiaries for which we are able to control the timing of the remittance, and it is probable that there will be no remittance in the foreseeable future. These undistributed earnings amounted to $16,470 million as at December 31, 2019.

Sources of Deferred Income Tax Assets and Liabilities

	As at Dec. 31, 2019	As at Dec. 31, 2018

Deferred tax assets

Tax loss carry forwards	$ 511	$ 537

Alternative minimum tax (“AMT”) and other tax credits	28	37

Environmental rehabilitation	329	292

Post-retirement benefit obligations and other employee benefits	24	27

Accrued interest payable	–	1

Other working capital	75	32

Other	11	12

	$ 978	$ 938

Deferred tax liabilities

Property, plant and equipment	(3,263)	(1,412)

Inventory	(545)	(503)

Accrued interest payable	(26)	–

	$ (2,856)	$ (977)

Classification:

Non-current assets	$ 235	$ 259

Non-current liabilities	(3,091)	(1,236)

	$ (2,856)	$ (977)

The deferred tax asset of $235 million includes $218 million expected to be realized in more than one year. The deferred tax liability of $3,091 million is expected to be realized in more than one year.

200	Barrick Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Expiry Dates of Tax Losses

	2020	2021	2022	2023	2024+	No expiry date	Total

Non-capital tax losses[1]

Argentina	$ –	$ 50	$ –	$ –	$ –	$ –	$ 50

Barbados	–	–	–	440	1,252	–	1,692

Canada	–	–	–	–	2,371	–	2,371

Chile	–	–	–	–	–	992	992

Tanzania	–	–	–	–	–	1,566	1,566

Zambia	12	259	–	–	–	–	271

Other	–	–	–	–	–	694	694

	$ 12	$ 309	$ –	$ 440	$ 3,623	$ 3,252	$ 7,636

1.	Represents the gross amount of tax loss carry forwards translated at closing exchange rates at December 31, 2019.

The non-capital tax losses include $6,037 million of losses which are not recognized in deferred tax assets. Of these, $128 million expire in 2021, $440 million expire in 2023, $3,623 million expire in 2024 or later, and $1,846 million have no expiry date.

Recognition of Deferred Tax Assets

We recognize deferred tax assets taking into account the effects of local tax law. Deferred tax assets are fully recognized when we conclude that sufficient positive evidence exists to demonstrate that it is probable that a deferred tax asset will be realized. The main factors considered are:

◾	Historic and expected future levels of taxable income;

◾	Tax plans that affect whether tax assets can be realized; and

◾	The nature, amount and expected timing of reversal of taxable temporary differences.

Levels of future income are mainly affected by: market gold, copper and silver prices; forecasted future costs and expenses to produce gold and copper reserves; quantities of proven and probable gold and copper reserves; market interest rates; and foreign currency exchange rates. If these factors or other circumstances change, we record an adjustment to the recognition of deferred tax assets to reflect our latest assessment of the amount of deferred tax assets that is probable will be realized.

A deferred tax asset totaling $53 million (December 31, 2018: $83 million) has been recorded in a foreign subsidiary. This deferred tax asset primarily arose from a realized loss on internal restructuring of subsidiary corporations. Projections of various sources of income support the conclusion that the realizability of this deferred tax asset is probable and consequently, we have fully recognized this deferred tax asset. In the fourth quarter of 2018, the deferred tax assets in Canada and Peru were derecognized. Refer to note 12 for further details.

Deferred Tax Assets Not Recognized

	As at Dec. 31, 2019	As at Dec. 31, 2018

Argentina	$ 103	$ 174

Australia	15	154

Barbados	17	40

Canada	1,097	1,087

Chile	1,074	1,028

Côte d’Ivoire	5	–

Dominican Republic	–	–

Mali	8	–

Peru	329	310

Saudi Arabia	70	70

Tanzania	156	156

United States	1	–

Zambia	–	24

	$ 2,875	$ 3,043

Deferred Tax Assets Not Recognized relate to: non-capital loss carry forwards of $1,058 million (2018: $1,134 million), capital loss carry forwards with no expiry date of $331 million (2018: $447 million), and other deductible temporary differences with no expiry date of $1,486 million (2018: $1,462 million).

Financial Report 2019	201

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Source of Changes in Deferred Tax Balances

For the years ended December 31	2019	2018

Temporary differences

Property, plant and equipment	$ (1,851)	$ (15)

Environmental rehabilitation	37	(302)

Tax loss carry forwards	(27)	(389)

AMT credits	(10)	–

Inventory	(42)	5

Derivatives	–	(74)

Other	14	(26)

	$ (1,879)	$ (801)

Intraperiod allocation to:

Income from continuing operations before income taxes	$ (1,073)	$ (730)

Allocation to PPA	(799)	–

Sale of 50% interest in Kalgoorlie	12	–

Income tax payable	(16)	(38)

Equity	–	(24)

Other comprehensive income	(3)	(9)

	$ (1,879)	$ (801)

Income Tax Related Contingent Liabilities
	2019	2018

At January 1	$ 306	$ 306

Net additions based on uncertain tax positions related to prior years	21	–

At December 31[1]	$ 327	$ 306

1.	If reversed, the total amount of $327 million would be recognized as a benefit to income taxes on the income statement, and therefore would impact the reported effective tax rate.

Tax Years Still Under Examination

Argentina	2010–2011, 2013–2019

Australia	2015–2019

Canada	2015–2019

Chile	2015–2019

Côte d’Ivoire	2018–2019

Democratic Republic of Congo	2019

Dominican Republic	2015–2019

Mali	2017–2019

Papua New Guinea	2006–2019

Peru	2013–2019

Saudi Arabia	2007–2019

Tanzania	2018–2019

United States	2019

Zambia	2018–2019

31 ∎ Capital Stock

Authorized Capital Stock

Our authorized capital stock is composed of an unlimited number of common shares (issued 1,777,926,611 common shares as at December 31, 2019). Our common shares have no par value.

On January 1, 2019, we issued 583,669,178 common shares to Randgold shareholders as a result of the Merger. Refer to note 4 for further details.

On September 17, 2019, we issued 24,836,670 common shares to the non-controlling shareholders of Acacia in exchange for their shares in Acacia. Refer to note 4 for further details.

Dividends

In 2019, we declared dividends in US dollars totaling $218 million (2018: $199 million) and paid $548 million (2018: $125 million).

The Company’s dividend reinvestment plan resulted in $20 million (2018: $14 million) reinvested into the Company.

32 ∎ Non-Controlling Interests

a) Non-Controlling Interests (“NCI”) Continuity

	Nevada Gold Mines	Pueblo Viejo	Acacia	Loulo- Gounkoto	Tongon	Other	Total

NCI in subsidiary at December 31, 2019	38.5%	40%	–%	20%	10.3%	Various

At January 1, 2018	$ –	$ 1,290	$ 480	$ –	$ –	$ 11	$ 1,781

Share of income (loss)	–	89	22	–	–	(1)	110

Cash contributed	–	–	–	–	–	24	24

Disbursements	–	(108)	–	–	–	(15)	(123)

At December 31, 2018	$ –	$ 1,271	$ 502	$ –	$ –	$19	$ 1,792

Acquisitions[1]	5,910	–	–	887	61	(76)	6,782

Share of income (loss)	275	311	(7)	30	(3)	(1)	605

Cash contributed	90	–	–	–	–	50	140

Decrease in non-controlling interest[1]	–	–	(495)	–	–		(495)

Disbursements	(236)	(158)	–	(16)	(11)	(8)	(429)

At December 31, 2019	$ 6,039	$ 1,424	$ –	$ 901	$ 47	$ (16)	$ 8,395

202	Barrick Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b) Summarized Financial Information on Subsidiaries with Material Non-Controlling Interests

Summarized Balance Sheets

	Nevada Gold Mines		Pueblo Viejo		Loulo-Gounkoto		Tongon
	As at Dec. 31, 2019	As at Dec. 31, 2018	As at Dec. 31, 2019	As at Dec. 31, 2018	As at Dec. 31, 2019	As at Dec. 31, 2018	As at Dec. 31, 2019	As at Dec. 31, 2018

Current assets	$ 10,977	$ –	$ 500	$ 520	$ 406	$ –	$ 158	$ –

Non-current assets	15,909	–	4,303	3,469	4,662	–	424	–

Total assets	$ 26,886	$ –	$ 4,803	$ 3,989	$ 5,068	$ –	$ 582	$ –

Current liabilities	466	–	428	720	234	–	59	–

Non-current liabilities	1,217	–	932	402	634	–	106	–

Total liabilities	$ 1,683	$ –	$ 1,360	$ 1,122	$ 868	$ –	$ 165	$ –

Summarized Statements of Income

	Nevada Gold Mines[1]		Pueblo Viejo		Loulo-Gounkoto		Tongon
For the years ended December 31	2019	2018	2019	2018	2019	2018	2019	2018

Revenue	$ 2,707	$ –	$ 1,409	$ 1,333	$ 1,007	$ –	$ 384	$ –

Income (loss) from continuing operations after tax	739	–	708	206	158	–	(29)	–

Other comprehensive income (loss)	–	–	–	–	–	–	–	–

Total comprehensive income (loss)	$ 739	$ –	$ 708	$ 206	$ 158	$ –	$ (29)	$ –

Dividends paid to NCI	$ 236	$ –	$ 158	$ –	$ 16	$ –	$ 11	$ –

Summarized Statements of Cash Flows

	Nevada Gold Mines[1]		Pueblo Viejo		Loulo-Gounkoto		Tongon
For the years ended December 31	2019	2018	2019	2018	2019	2018	2019	2018

Net cash provided by (used in) operating activities	$ 1,296	$ –	$ 504	$ 272	$ 259	$ –	$ 129	$ –

Net cash used in investing activities	(539)	–	(107)	(144)	(130)	–	61	–

Net cash used in financing activities	(379)	–	(397)	(108)	(80)	–	(107)	–

Net increase (decrease) in cash and cash equivalents	$ 378	$ –	$ –	$ 20	$ 49	$ –	$ 83	$ –

1.	Nevada Gold Mines was formed July 1, 2019 and therefore results are presented from July 1, 2019 onwards.

Financial Report 2019	203

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33 ∎ Related Party Transactions

The Company’s related parties include its subsidiaries, joint operations, joint ventures and key management personnel. During its normal course of operations, the Company enters into transactions with its related parties for goods and services. Transactions between the Company and its subsidiaries and joint operations, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Remuneration of Key Management Personnel

Key management personnel include the members of the Board of Directors and the executive leadership team. Compensation for key management personnel (including Directors) was as follows:

For the years ended December 31	2019	2018

Salaries and short-term employee benefits[1]	$ 22	$ 19

Post-employment benefits[2]	1	3

Termination benefits	–	1

Share-based payments and other[3]	28	11

	$ 51	$ 34

1.	Includes annual salary and annual short-term incentives/other bonuses earned in the year.
2.	Represents Company contributions to retirement savings plans.
3.	Relates to DSU, RSU, PRSU and LTIP grants and other compensation.

34 ∎ Stock-Based Compensation

a) Global Employee Share Plan (GESP)

In 2016, Barrick launched a Global Employee Share Plan. This is a plan awarded to all eligible employees. During 2019, Barrick contributed and expensed $nil to this plan (2018: $12 million).

b) Restricted Share Units (RSUs) and Deferred Share Units (DSUs)

Under our RSU plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs generally vest from two-and-a-half years to three years and are settled in cash upon vesting. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.

Compensation expense for RSUs incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate. At December 31, 2019, the weighted average remaining contractual life of RSUs was 0.74 years (2018: 0.93 years).

Compensation expense for RSUs was a $9 million charge to earnings in 2019 (2018: $29 million) and is presented as a component of corporate administration and operating segment administration, consistent with the classification of other elements of compensation expense for those employees who had RSUs.

Under our DSU plan, Directors must receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. Officers may also elect to receive a portion or all of their incentive compensation in the form of DSUs. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director or officer leaves the Board or Barrick, at which time the cash value of the DSUs will be paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. DSUs are recorded at fair value on the grant date and are adjusted for changes in fair value. The fair value of amounts granted each period together with changes in fair value are expensed.

DSU and RSU Activity (Number of Units in Thousands)

	DSUs	Fair value	RSUs	Fair value

At January 1, 2018	725	$11.6	4,537	$37.7

Settled for cash	(143)	(1.9)	(3,089)	(34.6)

Forfeited	–	–	(731)	(7.9)

Granted	182	2.3	2,974	35.3

Credits for dividends	–	–	60	0.8

Change in value	–	(0.8)	–	4.7

At December 31, 2018	764	$11.2	3,751	$36.0

Settled for cash	(404)	(6.5)	(2,131)	(30.7)

Forfeited	–	–	(1,157)	(15.8)

Granted	116	1.9	2,600	35.3

Credits for dividends	–	–	47	0.8

Change in value	–	2.2	–	15.9

At December 31, 2019	476	$8.8	3,110	$41.5

c) Performance Granted Share Units (PGSUs)

In 2014, Barrick launched a PGSU plan. Under this plan, selected employees are granted PGSUs, where each PGSU has a value equal to one Barrick common share. At December 31, 2019, 3,867 thousand units had been granted at a fair value of $33 million (2018: 3,024 thousand units at a fair value of $18 million).

d) Employee Share Purchase Plan (ESPP)

In 2008, Barrick launched an Employee Share Purchase Plan. This plan enabled Barrick employees to purchase Company shares through payroll deduction. During 2019, Barrick contributed and expensed $nil to this plan (2018: $0.1 million). This plan was replaced by the Barrick Share Purchase Plan in 2018.

e) Barrick Share Purchase Plan (BSPP)

In 2018, Barrick launched a Barrick Share Purchase Plan. This plan encourages Barrick employees to purchase Company shares by matching their contributions one to one up to an annual maximum. During 2019, Barrick contributed and expensed $3 million to this plan (2018: $2 million).

f) Long-Term Incentive Plan (LTIP)

In 2019, Barrick assumed the Long-Term Incentive Plan as a result of the Merger. Under this plan, restricted shares are issued to selected employees subject to certain performance criteria. During 2019, Barrick expensed $9 million to this plan.

g) Stock Options

Under Barrick’s stock option plan, certain officers and key employees of the Company may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. The grant date is the date when the details of the award, including the number of options granted by individual and the exercise price, are approved. Stock options vest evenly over four years, beginning in the year after granting. Options are exercisable over seven years. At December 31, 2019, 0.3 million (2018: 0.8 million) stock options were outstanding.

Compensation expense for stock options was $nil in 2019 (2018: $nil), and is presented as a component of corporate administration and operating segment administration, consistent with the classification of other elements of compensation expense for those employees who had stock options. The recognition of compensation expense for stock options had no impact on earnings per share for 2019 and 2018.

Total intrinsic value relating to options exercised in 2019 was $1 million (2018: $nil).

204	Barrick Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Employee Stock Option Activity (Number of Shares in millions)

	2019		2018
	Shares	Average price	Shares	Average price

C$ options

At January 1	0.3	$ 13	0.3	$ 13

Exercised	(0.1)	16	–	10

At December 31	0.2	$ 10	0.3	$ 13

US$ options

At January 1	0.5	$ 37	0.7	$ 40

Forfeited	–	–	(0.1)	34

Cancelled/expired	(0.4)	39	(0.1)	49

At December 31	0.1	$ 32	0.5	$ 37

Stock Options Outstanding (Number of Shares in millions)

	Outstanding					Exercisable
Range of exercise prices	Shares	Average price	Average life (years)	Intrinsic value ($ millions)	[1]	Shares	Average price	Intrinsic value ($ millions)	[1]

C$ options

$ 9 – $ 17	0.2	$ 10	2.6	$ 2		0.2	$ 10	$ 2

US$ options

$ 32 – $ 41	0.1	$ 32	0.1	$ –		0.1	$ 32	$ –

1.	Based on the closing market share price on December 31, 2019 of C$24.12 and US$18.59.

As at December 31, 2019, there was $nil (2018: $nil) of total unrecognized compensation cost relating to unvested stock options.

35 ∎ Post-Retirement Benefits

Barrick operates various post-employment plans, including both defined benefit and defined contribution pension plans and other post-retirement plans. The table below outlines where the Company’s post-employment amounts and activity are included in the financial statements:

For the years ended December 31	2019	2018

Balance sheet obligations for:

Defined pension benefits	$39	$36

Other post-retirement benefits	4	6

Liability in the balance sheet	$43	$42

Income statement charge included income statement for:

Defined pension benefits	$1	$1

Other post-retirement benefits	–	–

	$1	$1

Measurements for:

Defined pension benefits	$(5)	$(4)

Other post-retirement benefits	2	–

	$(3)	$(4)

The amounts recognized in the balance sheet are determined as follows:

For the years ended December 31	2019	2018

Present value of funded obligations	$69	$57

Fair value of plan assets	(76)	(65)

(Surplus) deficit of funded plans	$(7)	$(8)

Present value of unfunded obligations	46	44

Total deficit of defined benefit pension plans	$39	$36

Impact of minimum funding requirement/asset ceiling	–	–

Liability in the balance sheet	$39	$36

a) Defined Benefit Pension Plans

We have qualified defined benefit pension plans that cover certain of our former United States and Canadian employees and provide benefits based on an employee’s years of service. The plans operate under similar regulatory frameworks and generally face similar risks. The majority of benefit payments are from trustee-administered funds; however, there are also a number of unfunded plans where the Company meets the benefit payment obligation as it falls due. Plan assets held in trust are governed by local regulations and practice in each country. Responsibility for governance of the plans – overseeing all aspects of the plans including investment decisions and contribution schedules – lies with the Company. We have set up pension committees to assist in the management of the plans and have also appointed experienced independent professional experts such as actuaries, custodians and trustees.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The significant actuarial assumptions were as follows:

As at December 31	Pension Plans 2019	Other Post-Retirement Benefits 2019	Pension Plans 2018	Other Post-Retirement Benefits 2018

Discount rate	2.50–3.30%	3.35%	3.75–4.65%	4.45%

b) Other Post-Retirement Benefits

We provide post-retirement medical, dental, and life insurance benefits to certain employees in the US. All of these plans are unfunded. The weighted average duration of the defined benefit obligation is 9 years (2018: 14 years).

	Less than a year	Between 1–2 years	Between 2–5 years	Over 5 years	Total

Pension benefits	$ 7	$ 7	$ 22	$ 139	$ 175

Other post-retirement benefits	1	1	2	5	9

At December 31, 2018	$ 8	$ 8	$ 24	$ 144	$ 184

Pension benefits	27	7	20	95	149

Other post-retirement benefits	–	–	1	3	4

At December 31, 2018	$ 27	$ 7	$ 21	$ 98	$ 153

c) Defined Contribution Pension Plans

Certain employees take part in defined contribution employee benefit plans and we also have a retirement plan for certain officers of the Company. Our share of contributions to these plans, which is expensed in the year it is earned by the employee, was $41 million in 2019 (2018: $35 million).

36 ∎ Contingencies

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.

Litigation and Claims

In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company, with assistance from its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

Proposed Canadian Shareholder Class Action (Veladero)

On July 28, 2018, Peter Gradja, a purported shareholder of Barrick Gold Corporation, commenced a proposed class action against the Company in the Ontario Superior Court of Justice. The action seeks unspecified damages and other relief, purportedly on behalf of anyone who purchased Barrick shares during the period from February 15, 2017 to April 24, 2017 and held some or all of those shares at the close of trading on April 24, 2017. It was alleged that Barrick made false and misleading statements concerning production estimates and environmental risks at the Veladero mine.

On April 11, 2019, Barrick received an offer from the plaintiff to dismiss the proposed class action lawsuit without costs. The Ontario Superior Court of Justice ordered the dismissal of the proposed class action lawsuit on August 19, 2019, and the matter is now closed.

Proposed Canadian Securities Class Actions (Pascua-Lama)

Between April and September 2014, eight proposed class actions were commenced against the Company in Canada in connection with the Pascua-Lama project. Four of the proceedings were commenced in Ontario, two were commenced in Alberta, one was commenced in Saskatchewan, and one was commenced in Quebec. The proceedings alleged that the Company made false and misleading statements to the investing public relating (among other things) to the capital costs of the Pascua-Lama project (the “Project”), the amount of time it would take before production commenced at the Project, and the environmental risks of the Project, as well as alleged internal control failures and certain accounting-related matters.

The first Ontario and Alberta actions were commenced by Statements of Claim on April 15 and 17, 2014, respectively. The same law firm acted for the plaintiffs in these two proceedings, and the Statements of Claim were largely identical. Aaron Regent, Jamie Sokalsky and Ammar Al-Joundi were also named as defendants in the two actions. Both actions purported to be on behalf of anyone who, during the period from May 7, 2009 to May 23, 2013, purchased Barrick securities in Canada. Both actions sought $4.3 billion in general damages and $350 million in special damages for alleged misrepresentations in the Company’s public disclosure. The first Ontario action was subsequently consolidated with the fourth Ontario action, as discussed below. The first Alberta action was discontinued by plaintiffs’ counsel on June 26, 2015.

The second Ontario action was commenced on April 24, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver were also named as defendants. Following a September 8, 2014 amendment to the Statement of Claim, this action purported to be on behalf of anyone who acquired Barrick securities during the period from October 29, 2010 to October 30, 2013, and sought $3 billion in damages for alleged misrepresentations in the Company’s public disclosure. The amended claim also reflected the addition of a law firm that previously acted as counsel in a third Ontario action, which was commenced by Notice of Action on April 28, 2014 and included similar allegations but was never served or pursued. As a result of the outcome of the carriage motion and appeals described below, the second Ontario action was subsequently stayed.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Quebec action was commenced on April 30, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of any person who resides in Quebec and acquired Barrick securities during the period from May 7, 2009 to November 1, 2013. The action seeks unspecified damages for alleged misrepresentations in the Company’s public disclosure.

The second Alberta action was commenced on May 23, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver were also named as defendants. This action purported to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013, and sought $6 billion in damages for alleged misrepresentations in the Company’s public disclosure. The action was dismissed on consent on June 19, 2017.

The Saskatchewan action was commenced by Statement of Claim on May 26, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver were also named as defendants. This action purported to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013, and sought $6 billion in damages for alleged misrepresentations in the Company’s public disclosure. The action was discontinued by plaintiffs’ counsel on December 19, 2016.

The fourth Ontario action was commenced on September 5, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013 in Canada, and seeks $3 billion in damages plus an unspecified amount for alleged misrepresentations in the Company’s public disclosure. The Statement of Claim was amended on October 20, 2014 to include two additional law firms, one of which was acting as counsel in the first Ontario action referred to above and the other of which no longer exists. In January 2018, plaintiffs’ counsel delivered a consolidated Statement of Claim in this action. The Statement of Claim was amended again in May 2018.

In November 2014, an Ontario court heard a motion to determine which of the competing counsel groups would take the lead in the Ontario litigation. The court issued a decision in December 2014 in favor of the counsel group that commenced the first and fourth Ontario actions, which were then consolidated in a single action. The lower court’s decision was subsequently affirmed by the Divisional Court in May 2015 and the Court of Appeal for Ontario in July 2016 following appeals by the losing counsel group. The losing counsel group sought leave to appeal to the Supreme Court of Canada but later discontinued the application after reaching an agreement with the counsel group that commenced the first and fourth Ontario actions.

The proposed representative plaintiffs in the Quebec and Ontario actions have brought motions seeking: (i) leave to proceed with statutory misrepresentation claims pursuant to provincial securities legislation; and (ii) orders certifying the actions as class actions. In August 2018, the Company and Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver delivered their Statement of Defence in the Ontario action.

In May 2019, the motion for leave to proceed with statutory misrepresentation claims and for class certification was heard in the Quebec action. Additional submissions were heard in December 2019. The Quebec court has reserved judgment in this matter.

In July 2019, the motion for leave to proceed with statutory misrepresentation claims was heard in the Ontario action. In October 2019, the Ontario Superior Court of Justice dismissed all but one of those claims. The sole remaining statutory misrepresentation claim pertains to a statement concerning the water management system in Chile made by the Company in its Management’s Discussion and Analysis for the second quarter of 2012. The Company has filed a motion in the Divisional Court for leave to appeal the decision to allow the sole remaining statutory misrepresentation claim to proceed. The Plaintiffs have also filed an appeal to the Court of Appeal for Ontario with respect to the claims that were dismissed.

The motion for class certification in Ontario is scheduled to be heard in March 2020.

The Company intends to vigorously defend all of the proposed Canadian securities class actions. No amounts have been recorded for any potential liability arising from any of the proposed class actions, as the Company cannot reasonably predict the outcome.

Pascua-Lama – SMA Regulatory Sanctions

In May 2013, Compañía Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Project, received a Resolution (the “Original Resolution”) from Chile’s environmental regulator (the Superintendencia del Medio Ambiente, or “SMA”) that requires CMN to complete the water management system for the Project in accordance with the Project’s environmental permit before resuming construction activities in Chile. The Original Resolution also required CMN to pay an administrative fine of approximately $16 million for deviations from certain requirements of the Project’s Chilean environmental approval, including a series of reporting requirements and instances of non-compliance related to the Project’s water management system. CMN paid the administrative fine in May 2013.

In June 2013, CMN began engineering studies to review the Project’s water management system in accordance with the Original Resolution. The studies were suspended in the second half of 2015 as a result of CMN’s decision to file a temporary and partial closure plan for the Project. The review of the Project’s water management system may require a new environmental approval and the construction of additional water management facilities.

In June 2013, a group of local farmers and indigenous communities challenged the Original Resolution. The challenge, which was brought in the Environmental Court of Santiago, Chile (the “Environmental Court”), claimed that the fine was inadequate and requested more severe sanctions against CMN including the revocation of the Project’s environmental permit. The SMA presented its defense of the Original Resolution in July 2013. On August 2, 2013, CMN joined as a party to this proceeding and vigorously defended the Original Resolution. On March 3, 2014, the Environmental Court annulled the Original Resolution and remanded the matter back to the SMA for further consideration in accordance with its decision (the “Environmental Court Decision”). In particular, the Environmental Court ordered the SMA to issue a new administrative decision that recalculated the amount of the fine to be paid by CMN using a different methodology and addressed certain other errors it identified in the Original Resolution. The Environmental Court did not annul the portion of the Original Resolution that required the Company to halt construction on the Chilean side of the Project until the water management system is completed in accordance with the Project’s environmental permit. On December 30, 2014, the Chilean Supreme Court declined to consider CMN’s appeal of the Environmental Court Decision on procedural grounds. As a result of the Supreme Court’s ruling, on April 22, 2015, the SMA reopened the administrative proceeding against CMN in accordance with the Environmental Court Decision.

On April 22, 2015, CMN was notified that the SMA had initiated a new administrative proceeding for alleged deviations from certain requirements of the Project’s environmental approval, including with respect to the Project’s environmental impact and a series of monitoring requirements. In May 2015, CMN submitted a compliance program to address certain of the allegations and presented its defense to the remainder of the alleged deviations. The SMA rejected CMN’s proposed compliance program on June 24, 2015, and denied CMN’s administrative appeal of that decision on July 31, 2015. On December 30, 2016, the Environmental Court rejected CMN’s appeal and CMN declined to challenge this decision.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On June 8, 2016, the SMA consolidated the two administrative proceedings against CMN into a single proceeding encompassing both the reconsideration of the Original Resolution in accordance with the decision of the Environmental Court and the alleged deviations from the Project’s environmental approval notified by the SMA in April 2015.

On January 17, 2018, CMN received the revised resolution (the “Revised Resolution”) from the SMA, in which the environmental regulator reduced the original administrative fine from approximately $16 million to $11.5 million and ordered the closure of existing surface facilities on the Chilean side of the Project in addition to certain monitoring activities. The Revised Resolution does not revoke the Project’s environmental approval. CMN filed an appeal of the Revised Resolution on February 3, 2018 with the First Environmental Court of Antofagasta (the “Antofagasta Environmental Court”).

On October 12, 2018, the Antofagasta Environmental Court issued an administrative ruling ordering review of the significant sanctions ordered by the SMA. CMN was not a party to this process. In its ruling, the Antofagasta Environmental Court rejected four of the five closure orders contained in the Revised Resolution and remanded the related environmental infringements back to the SMA for further consideration. A new resolution from the SMA with respect to the sanctions for these four infringements could include a range of potential sanctions, including additional fines, as provided in the Chilean legislation. The Antofagasta Environmental Court upheld the SMA’s decision to order the closure of the Chilean side of the Project for the fifth infringement.

As previously noted, CMN has appealed the Revised Resolution and this appeal remains in place. A hearing on the appeal was held on November 6, 2018, and CMN continues to evaluate all of its legal options. A decision of the Environmental Court on the remaining appeals is still pending.

Following the issuance of the Revised Resolution, the Company reversed the estimated amount previously recorded for any additional proposed administrative fines in this matter. In addition, the Company reclassified Pascua-Lama’s proven and probable gold reserves as measured and indicated resources and recorded a pre-tax impairment of $429 million in the fourth quarter of 2017. No additional amounts have been recorded for any potential liability arising from the Antofagasta Environmental Court’s October 12, 2018 ruling and subsequent review by the SMA, as the Company cannot reasonably predict any potential losses and the SMA has not issued any additional proposed administrative fines.

On March 14, 2019, the Chilean Supreme Court annulled the October 12, 2018 administrative decision of the Antofagasta Environmental Court on procedural grounds and remanded the case back to the Environmental Court for review by a different panel of judges. The Chilean Supreme Court did not review the merits of the Revised Resolution, which remains in effect. CMN’s appeal of the Revised Resolution remains pending before the new panel of judges ordered by the Chilean Supreme Court, which heard arguments on July 23, 2019.

The Company intends to vigorously defend this matter.

Pascua-Lama – Water Quality Review

CMN initiated a review of the baseline water quality of the Rio Estrecho in August 2013 as required by a July 15, 2013 decision of the Court of Appeals of Copiapo, Chile. The purpose of the review was to establish whether the water quality baseline has changed since the Pascua-Lama project received its environmental approval in February 2006 and, if so, to require CMN to adopt the appropriate corrective measures. As a result of that study, CMN requested certain modifications to its environmental permit water quality requirements. On June 6, 2016, the responsible agency approved a partial amendment of the environmental permit to better reflect the water quality baseline from 2009. That approval was appealed by certain water users and indigenous residents of the Huasco Valley. On October 19, 2016, the Chilean Committee of Ministers for the Environment, which has jurisdiction over claims of this nature, voted to uphold the permit amendments. On January 27, 2017, the Environmental Court agreed to consider an appeal of the Chilean Committee’s decision brought by CMN and the water users and indigenous residents. A hearing took place on July 25, 2017. On December 12, 2017, the water users withdrew their appeal. The Environmental Court dismissed that appeal on January 5, 2018. On December 10, 2018, the Environmental Court rejected the remaining challenges and upheld the environmental permit amendment. On December 29, 2018, the indigenous residents appealed the Environmental Court’s decision to the Chilean Supreme Court.

On February 19, 2019, the Chilean Supreme Court accepted the appeal by the indigenous residents of the Environmental Court’s decision. The Chilean Supreme Court heard oral arguments on September 10 and 11, 2019. On January 6, 2020, the Chilean Supreme Court affirmed the Environmental Court’s decision, upholding the environmental permit amendment and recognizing the water quality baseline from 2005 to September 2009. The matter is now closed.

Veladero – September 2015 Release of Cyanide-Bearing Process Solution

San Juan Provincial Regulatory Sanction Proceeding

On September 13, 2015, a valve on a leach pad pipeline at the Company’s Veladero mine in San Juan Province, Argentina failed, resulting in a release of cyanide-bearing process solution into a nearby waterway through a diversion channel gate that was open at the time of the incident. Minera Andina del Sol SRL (formerly, Minera Argentina Gold SRL) (“MAS”), Barrick’s Argentine subsidiary that operates the Veladero mine, notified regulatory authorities of the situation. Environmental monitoring was conducted by MAS and independent third parties following the incident. The Company believes this monitoring demonstrates that the incident posed no risk to human health at downstream communities. A temporary restriction on the addition of new cyanide to the mine’s processing circuit was lifted on September 24, 2015, and mine operations returned to normal. Monitoring and inspection of the mine site continued in accordance with a court order until November 28, 2018 when that order was rescinded.

On October 9, 2015, the San Juan Provincial mining authority initiated an administrative sanction process against MAS for alleged violations of the mining code relating to the valve failure and release of cyanide-bearing process solution. On March 15, 2016, MAS was formally notified of the imposition of an administrative fine in connection with the solution release. On April 6, 2016, MAS sought reconsideration of certain aspects of the decision but paid the administrative fine of approximately $10 million (at the then-applicable Argentine peso to U.S. dollar exchange rate) while the request for reconsideration was pending. On July 11, 2017, the San Juan government rejected MAS’ administrative appeal of this decision. On September 5, 2017, the Company commenced a legal action to continue challenging certain aspects of the decision before the San Juan courts. MAS has implemented a remedial action plan at Veladero in response to the incident, as required by the San Juan Provincial mining authority.

208	Barrick Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Criminal Matters

Provincial Action

On March 11, 2016, a San Juan Provincial Court laid criminal charges based on alleged negligence against nine current and former MAS employees in connection with the solution release (the “Provincial Action”). On August 15, 2017, the Court of Appeals confirmed the indictment against eight of the nine individuals that had been charged with alleged negligence in connection with the solution release. MAS is not a party to the Provincial Action. On August 23, 2018, the eight defendants in the Provincial Action were granted probation. The terms of the probation do not require the defendants to recognize any wrongdoing. If the defendants complied with good behavior and community service requirements for one year, the Provincial Action would be dismissed.

All defendants have now completed the probationary period for community service and good behavior and requested dismissal of the charges in the Provincial Action.

Federal Investigation

A federal criminal investigation was initiated by a Buenos Aires federal court based on the alleged failure of certain current and former federal and provincial government officials and individual directors of MAS to prevent the 2015 solution release (the “Federal Investigation”). The federal judge overseeing the Federal Investigation admitted a local group in San Juan Province as a party. In March 2016, this group requested an injunction against the operations of the Veladero mine. The federal judge ordered technical studies to assess the solution release and its impact and appointed a committee to conduct a site visit, which occurred in late April 2016.

On May 5, 2016, the National Supreme Court of Argentina limited the scope of the Federal Investigation to the potential criminal liability of the federal government officials, ruling that the Buenos Aires federal court does not have jurisdiction to investigate the solution release. As a result of this decision, the investigation into the incident continued to be conducted by the San Juan Provincial judge in the Provincial Action.

On April 11, 2018, the federal judge indicted three former federal officials alleging breach of duty in connection with their actions and omissions related to the failure to maintain adequate environmental controls. After an appeal process, on July 10, 2018, the Court of Appeals confirmed the indictments. On October 16, 2018, the investigation into the alleged failure of three former federal government officials to maintain adequate environmental controls during 2015 was concluded and the case was sent to trial.

On June 29, 2018, the federal judge ordered additional environmental studies to be conducted in communities downstream from the Veladero mine as part of the investigation into the alleged failure of three former federal government officials to maintain adequate environmental controls. On July 6, 2018, the Province of San Juan challenged this order on jurisdictional grounds. On August 9, 2018, the Federal Court ordered additional studies. One of the defendants appointed an expert to monitor the sampling and analysis required to perform such studies. The Federal Court rejected the jurisdictional challenge, which resulted in an appeal to the Federal Supreme Court on August 24, 2018 to adjudicate jurisdiction. To date, the studies have not been performed.

Glaciers Investigation

On October 17, 2016, a separate criminal investigation was initiated by the federal judge overseeing the Federal Investigation based on the alleged failure of federal government officials to regulate the Veladero mine under Argentina’s glacier legislation (the “Glacier Investigation”) (see “Argentine Glacier Legislation and Constitutional Litigation” below). On June 16, 2017, MAS submitted a motion to challenge the federal judge’s decision to assign this investigation to himself. MAS also requested to be admitted as a party to the proceeding in order to present evidence in support of MAS. On September 14, 2017, the Court of Appeals ordered the federal judge to consolidate the two investigations and allowed MAS to participate in the consolidated Federal Investigation. On November 21, 2017, the Court of Appeals clarified that MAS is not a party to the case and therefore did not have standing to seek the recusal of the federal judge. The Court recognized MAS’ right to continue to participate in the case without clarifying the scope of those rights.

On November 27, 2017, the federal judge indicted four former federal government officials, alleging abuse of authority in connection with their actions and omissions related to the enforcement of Argentina’s national glacier legislation including the methodology used to complete the national inventory of glaciers, a portion of which was published on October 3, 2016, and also requiring the National Ministry of the Environment and Sustainable Development to determine if there has been any environmental damage to glaciers since the glacier law went into effect in light of his decision. On December 12, 2017, the National Ministry of the Environment and Sustainable Development clarified that it does not have jurisdiction to audit environmental damage to glaciers, as this is the responsibility of the Provincial authorities.

On March 5, 2018, the Court of Appeals confirmed the indictment against the four former federal officials in relation to the Glacier Investigation. On August 6, 2018, the case related to the enforcement of the national glacier legislation was assigned to a federal trial judge.

In total, six former federal officials were indicted under the Federal Investigation and the Glacier Investigation (one of whom has been indicted on two separate charges) and will face trial. In 2019, the former federal official indicted on separate charges under both the Federal Investigation and the Glacier Investigation passed away. As a result, the charges against him have been dropped.

Oral arguments with respect to the charges for the remaining five former federal officials have been scheduled for February and March 2020, with a final decision expected by July 2020.

No amounts have been recorded for any potential liability arising from these matters, as the Company cannot reasonably predict any potential losses.

Veladero – September 2016 Release of Crushed Ore Saturated with Process Solution

Temporary Suspension of Operations and Regulatory Infringement Proceeding

On September 8, 2016, ice rolling down the slope of the leach pad at the Veladero mine damaged a pipe carrying process solution, causing some material to leave the leach pad. This material, primarily crushed ore saturated with process solution, was contained on the mine site and returned to the leach pad. Extensive water monitoring in the area conducted by MAS has confirmed that the incident did not result in any environmental impacts. A temporary suspension of operations at the Veladero mine was ordered by the San Juan Provincial mining authority and a San Juan Provincial court on September 15, 2016 and September 22, 2016, respectively, as a result of this incident. On October 4, 2016, following, among other matters, the completion of certain urgent works required by the San Juan Provincial mining authority and a judicial inspection of the mine, the San Juan Provincial court lifted the suspension of operations and ordered that mining activities be resumed.

On September 14, 2016, the San Juan Provincial mining authority commenced an administrative proceeding in connection with this incident that included, in addition to the issue of the suspension order, an infringement proceeding against MAS. On December 2, 2016, the San Juan Provincial mining authority notified MAS of two charges under the infringement proceeding for alleged violations of the Mining Code. A new criminal judicial investigation

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

has also been commenced by the Provincial prosecutor’s office in the same San Juan Provincial court that is hearing the Provincial Action. The court in this proceeding issued the orders suspending and resuming the operations at the Veladero mine described above.

On September 14, 2017, the San Juan Provincial mining authority consolidated the administrative proceeding into a single proceeding against MAS encompassing both the September 2016 incident and the March 2017 incident described below (see “Veladero – March 2017 Release of Gold-bearing Process Solution” below).

On December 27, 2017, MAS received notice of a resolution from the San Juan Provincial mining authority requiring payment of an administrative fine of approximately $5.6 million (calculated at the prevailing exchange rate on December 31, 2017) encompassing both the September 2016 incident and the March 2017 incident described below. On January 23, 2018, in accordance with local requirements, MAS paid the administrative fine and filed a request for reconsideration with the San Juan Provincial mining authority. On March 28, 2018, MAS was notified that the San Juan Provincial mining authority had rejected the request for reconsideration. A further appeal was filed on April 20, 2018 and will be heard and decided by the Governor of San Juan.

Veladero – Cyanide Leaching Process Civil Action

On December 15, 2016, MAS was served notice of a lawsuit by certain persons who claim to be living in Jachal, Argentina and to be affected by the Veladero mine and, in particular, the Valley Leach Facility (“VLF”). In the lawsuit, which was filed in the San Juan Provincial court, the plaintiffs have requested a court order that MAS cease leaching metals with cyanide solutions, mercury and other similar substances at the Veladero mine and replace that process with one that is free of hazardous substances, that MAS implement a closure and remediation plan for the VLF and surrounding areas, and create a committee to monitor this process. The lawsuit is proceeding as an ordinary civil action. MAS replied to the lawsuit on February 20, 2017. On March 31, 2017, the plaintiffs supplemented their original complaint to allege that the risk of environmental damage had increased as a result of the March 28, 2017 release of gold-bearing process solution incident described below (see “Veladero – March 2017 Release of Gold-bearing Process Solution” below). The Company responded to the new allegations and intends to continue defending this matter vigorously. No amounts have been recorded for any potential liability or asset impairment under this matter, as the Company cannot reasonably predict the outcome.

Veladero – March 2017 Release of Gold-bearing Process Solution

Regulatory Infringement Proceeding and Temporary Suspension of Addition of Cyanide

On March 28, 2017, the monitoring system at the Company’s Veladero mine detected a rupture of a pipe carrying gold-bearing process solution on the leach pad. This solution was contained within the operating site; no solution reached any diversion channels or watercourses. All affected soil was promptly excavated and placed on the leach pad. The Company notified regulatory authorities of the situation, and San Juan provincial authorities inspected the site on March 29, 2017.

On March 29, 2017, the San Juan Provincial mining authority issued a violation notice against MAS in connection with the incident and ordered a temporary restriction on the addition of new cyanide to the leach pad until corrective actions on the system were completed. The mining authority lifted the suspension on June 15, 2017, following inspection of corrective actions.

On March 30, 2017, the San Juan Mining Minister ordered the commencement of a regulatory infringement proceeding against MAS as well as a comprehensive evaluation of the mine’s operations to be conducted by representatives of the Company and the San Juan provincial authorities. The Company filed its defense to the regulatory infringement proceeding on April 5, 2017. On September 14, 2017, the San Juan Provincial mining authority consolidated this administrative proceeding into a single proceeding against MAS encompassing both the September 2016 incident described above and the March 2017 incident. On October 10, 2017, the San Juan Provincial mining authority notified MAS of two charges under the infringement proceeding for alleged violations of the Mining Code in connection with the March 2017 incident.

On December 27, 2017, MAS received notice of a resolution from the San Juan Provincial mining authority requiring payment of an administrative fine of approximately $5.6 million (calculated at the prevailing exchange rate on December 31, 2017) encompassing both the September 2016 incident described above and the March 2017 incident. On January 23, 2018, in accordance with local requirements, MAS paid the administrative fine and filed a request for reconsideration with the San Juan Provincial mining authority. On March 28, 2018, MAS was notified that the San Juan Provincial mining authority had rejected the request for reconsideration. A further appeal will be heard and decided by the Governor of San Juan.

Provincial Amparo Action

On March 30, 2017, MAS was served notice of a lawsuit, called an “amparo” protection action, filed in the Jachal First Instance Court (the “Jachal Court”) by individuals who claimed to be living in Jachal, Argentina, seeking the cessation of all activities at the Veladero mine. The plaintiffs sought an injunction as part of the lawsuit, requesting, among other things, the cessation of all activities at the Veladero mine or, alternatively, a suspension of the leaching process at the mine. On March 30, 2017, the Jachal Court rejected the request for an injunction to cease all activities at the Veladero mine, but ordered, among other things, the suspension of the leaching process at the Veladero mine and for MAS and the San Juan Provincial mining authority to provide additional information to the Jachal Court in connection with the incident.

The Company filed a defense to the provincial amparo action on April 7, 2017. The Jachal Court lifted the suspension on June 15, 2017, after the San Juan Provincial mining authority provided the required information and a hydraulic assessment of the leach pad and process plant was implemented. Further developments in this case are pending a decision by the Argentine Supreme Court as to whether the Federal Court or Provincial Court has jurisdiction to assess the merits of the amparo remedy. On December 26, 2019, the Argentine Supreme Court ruled on the jurisdictional dispute in favor of the Federal Court (see “Veladero – Release of Gold-bearing Process Solution – Federal Amparo Action” below).

No amounts have been recorded for any potential liability or asset impairment under this matter, as the Company cannot reasonably predict the outcome.

Federal Amparo Action

On April 4, 2017, the National Minister of Environment of Argentina filed a lawsuit in the Buenos Aires federal court (the “Federal Court”) in connection with the March 2017 incident described above. The amparo protection action sought a court order requiring the cessation and/or suspension of activities at the Veladero mine. MAS submitted extensive information to the Federal Court about the incident, the then-existing administrative and provincial judicial suspensions, the remedial actions taken by the Company and the lifting of the suspensions as described above. MAS also challenged the jurisdiction of the Federal Court and the standing of the National Minister of Environment of Argentina and requested that the matter be remanded to the Jachal Court. The Province of San Juan also challenged the jurisdiction of the Federal Court in this matter.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On June 23, 2017, the Federal Court decided that it was competent to hear the case, and referred the case to the Court of Appeals to determine whether the Federal Court or Provincial Court in the case described above has the authority to assess the merits of the amparo remedy. On July 5, 2017, the Provincial Court issued a request for the Supreme Court of Argentina to resolve the jurisdictional dispute. On July 30, 2017, the Court of Appeals referred the jurisdictional dispute to the Supreme Court. On December 26, 2019, the Argentine Supreme Court ruled on the jurisdictional dispute in favor of the Federal Court.

No amounts have been recorded for any potential liability or asset impairment under this matter, as the Company cannot reasonably predict the outcome.

Veladero – Tax Assessment and Criminal Charges

On December 26, 2017, MAS received notice of a tax assessment (the “Tax Assessment”) for 2010 and 2011, amounting to ARS 543 million (approximately $14.1 million at the prevailing exchange rate at December 31, 2018), plus interest and fines. The Tax Assessment primarily claims that certain deductions made by MAS were not properly characterized, including that (i) the interest and foreign exchange on loans borrowed between 2002 and 2006 to fund Veladero’s construction should have been classified as equity contributions, and (ii) fees paid for intercompany services were not for services related to the operation of the Veladero mine.

On June 21, 2018, the Argentinean Federal Tax Authority (“AFIP”) confirmed the Tax Assessment, which MAS appealed to the Federal Tax Court on July 31, 2018. A hearing for the appeal has not yet been scheduled.

In November 2018, MAS received notice that AFIP filed criminal charges against current and former employees serving on its board of directors when the 2010 and 2011 tax returns were filed (the “Criminal Tax Case”).

Hearings for the Criminal Tax case were held between March 25 and March 27, 2019. The defendants filed a motion to dismiss based on the statute of limitations, which was granted in part and which has been appealed by the prosecution.

The Company filed Mutual Agreement Procedure applications in Canada on December 21, 2018, and in Argentina on March 29, 2019, pursuant to the Canada-Argentina Income Tax Convention Act (the “Canada-Argentina Tax Treaty”) to escalate resolution of the Tax Assessment to the competent authority (as defined in the Canada-Argentina Tax Treaty) in an effort to seek efficient resolution of the matter.

The Company believes that the Tax Assessment and the Criminal Tax Case are without merit and intends to defend the proceedings vigorously. No amounts have been recorded for any potential liability arising from the Tax Assessment or the Criminal Tax Case, as the Company cannot reasonably predict the outcome.

Argentine Glacier Legislation and Constitutional Litigation

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, and came into force in early November 2010. The federal law banned new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjected ongoing mining activities to an environmental audit. If the audit identifies significant impacts on glaciers and peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation could include the suspension or relocation of the activity. In the case of the Veladero mine and the Argentinean side of the Pascua-Lama project, the competent authority is the Province of San Juan. In late January 2013, the Province announced that it had completed the required environmental audit, which concluded that Veladero and Pascua-Lama do not impact glaciers or peri-glaciers. On October 3, 2016, federal authorities published a partial national inventory of glaciers, which included the area where the Veladero mine and Pascua-Lama Project are located. The Company has analyzed the national inventory in the area where Veladero and Pascua-Lama are located and has concluded that this inventory is consistent with the provincial inventory that the Province of San Juan used in connection with its January 2013 environmental audit. On June 11, 2018, the federal authorities published the complete national inventory of glaciers; the complete inventory is consistent with the partial national inventory of glaciers published previously in the area where Veladero and Pascua-Lama are located.

The constitutionality of the federal glacier law was the subject of a challenge before the National Supreme Court of Argentina. On October 27, 2014, the Company submitted its response to a motion by the federal government to dismiss the constitutional challenge to the federal glacier law on standing grounds. On June 4, 2019, the National Supreme Court of Argentina dismissed the case on the basis that no harm deriving from the federal glacier law has been proven and that the federal glacier law does not impact Veladero and Pascua-Lama and the matter is now closed.

Pueblo Viejo – Amparo Action

In October 2014, Pueblo Viejo Dominicana Corporation (“PVDC”) received a copy of an action filed in an administrative court (the “Administrative Court”) in the Dominican Republic by Rafael Guillen Beltre (the “Petitioner”), who claims to be affiliated with the Dominican Christian Peace Organization. The action alleges that environmental contamination in the vicinity of the Pueblo Viejo mine has caused illness and affected water quality in violation of the Petitioner’s fundamental rights under the Dominican Constitution and other laws. The primary relief sought in the action, which is styled as an “amparo” remedy, is the suspension of operations at the Pueblo Viejo mine as well as other mining projects in the area until an investigation into the alleged environmental contamination has been completed by the relevant governmental authorities. On November 21, 2014, the Administrative Court granted PVDC’s motion to remand the matter to a trial court in the Municipality of Cotuí (the “Trial Court”) on procedural grounds. On June 25, 2015, the Trial Court rejected the Petitioner’s amparo action, finding that the Petitioner failed to produce evidence to support his allegations. The Petitioner appealed the Trial Court’s decision to the Constitutional Court on July 21, 2015. On July 28, 2015, PVDC filed a motion to challenge the timeliness of this appeal as it was submitted after the expiration of the applicable filing deadline. On April 12, 2019, PVDC’s motion to challenge the timeliness of the appeal was accepted by the Constitutional Court, and the matter is now closed.

Perilla Complaint

In 2009, Barrick Gold Inc. and Placer Dome Inc. were purportedly served in Ontario with a complaint filed in November 2008 in the Regional Trial Court of Boac (the “Court”), on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into Calancan Bay, the Boac River, and the Mogpog River. Placer Dome Inc., which was acquired by the Company in 2006, had been a minority indirect shareholder of the Marcopper mine. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. In June 2010, Barrick Gold Inc. and Placer Dome Inc. filed a motion to have the Court resolve their unresolved motions to dismiss before considering the plaintiffs’ motion to admit an amended complaint and also filed an opposition to the plaintiffs’ motion to admit on the same basis. By Order dated November 9, 2011,

Financial Report 2019	211

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the Court granted a motion to suspend the proceedings filed by the plaintiffs. It is not known when these motions or the outstanding motions to dismiss will be decided by the Court. To date neither the plaintiffs nor the Company has advised the Court of an intention to resume the proceedings. The Company intends to defend the action vigorously. No amounts have been recorded for any potential liability under this complaint, as the Company cannot reasonably predict the outcome.

Writ of Kalikasan

In February 2011, a Petition for the Issuance of a Writ of Kalikasan with Prayer for Temporary Environmental Protection Order was filed in the Supreme Court of the Republic of the Philippines (the “Supreme Court”) in Eliza M. Hernandez, Mamerto M. Lanete and Godofredo L. Manoy versus Placer Dome Inc. and Barrick Gold Corporation (the “Petitioners”). In March 2011, the Supreme Court issued an En Banc Resolution and Writ of Kalikasan, directed service of summons on Placer Dome Inc. and the Company, ordered Placer Dome Inc. and the Company to make a verified return of the Writ within ten (10) days of service and referred the case to the Court of Appeal for hearing. The Petition alleges that Placer Dome Inc. violated the petitioners’ constitutional right to a balanced and healthful ecology as a result of, among other things, the discharge of tailings into Calancan Bay, the 1993 Maguila-Guila dam break, the 1996 Boac River tailings spill and failure of Marcopper to properly decommission the Marcopper mine. The petitioners have pleaded that the Company is liable for the alleged actions and omissions of Placer Dome Inc., which was a minority indirect shareholder of Marcopper at all relevant times, and is seeking orders requiring the Company to environmentally remediate the areas in and around the mine site that are alleged to have sustained environmental impacts. The petitioners purported to serve the Company in March 2011, following which the Company filed an Urgent Motion for Ruling on Jurisdiction with the Supreme Court challenging the constitutionality of the Rules of Procedure in Environmental Cases (the “Environmental Rules”) pursuant to which the Petition was filed, as well as the jurisdiction of the Supreme Court over the Company. By resolution dated October 12, 2011 the Court of Appeals granted the Petitioners’ October 4, 2011 motion to suspend proceedings to permit the Petitioners to explore the possibility of a settlement. The proceedings are suspended pending further notice from the Petitioners. In November 2011, two local governments, or “baranguays” (Baranguay San Antonio and Baranguay Lobo) filed a motion with the Supreme Court seeking intervenor status with the intention of seeking a dismissal of the proceedings.

In December 2016, the Petitioners notified the Court of Appeals that settlement negotiations did not resolve the action. In March 2017, the Court of Appeals required the Petitioners to advise whether they intend to pursue the action. Without responding to the court, Petitioners’ counsel advised the Court of Appeals in July 2017 of their withdrawal as counsel for the Petitioners and informed the Court of Appeals of the death of one of the Petitioners. The Court of Appeals issued a resolution in November 2017 requiring the Petitioners to notify the Court whether they have engaged new counsel. Petitioners’ new counsel filed an entry of appearance in December 2017 with the Court. The Petitioners served a Motion to Lift Order of Suspension of Proceedings dated September 12, 2018 to have the proceedings resume. In September 2018 the Company filed an Opposition to this motion in which it requested that the suspension of proceedings not be lifted and the proceedings instead be dismissed for unreasonable delay and Petitioners’ failure to comply with a direction of the Court.

On March 20, 2019, the Company was notified that the Court of Appeals granted a motion by the Petitioners to lift the Suspension of Proceedings and denied the motion to intervene filed by the two baranguays and set a preliminary case conference. In April 2019, the Company filed a motion for (i) reconsideration of the March 2019 order lifting the Suspension of Proceedings and dismissing the Company’s request that the case be dismissed for delay; (ii) a ruling on its pending Urgent Motion for Ruling on Jurisdiction and Motion for a Ruling on Subject-Matter Jurisdiction; and (iii) an order suspending the proceedings pending determination of these motions. The preliminary case conference was subsequently cancelled by the Court of Appeals in April 2019.

On September 12, 2019, the Court of Appeals ruled that the issues raised by the Company should be decided concurrently with a hearing of the merits of the dispute. The Court set a preliminary case conference date of September 18, 2019.

On September 17, 2019, the Company filed a further motion to request that the Court of Appeals determine the Company’s Urgent Motion for Ruling on Jurisdiction and Motion for a Ruling on Subject-Matter Jurisdiction prior to any merits hearing. Consequently, the Court of Appeals adjourned the September 18, 2019 preliminary case conference to October 21, 2019, to further consider the Company’s motion requesting the determination of the Company’s jurisdiction motions prior to any merits hearing.

On October 18, 2019, the Court of Appeals issued a Notice of Resolution, which, among other things, rejected the Company’s constitutional objections and held that the Court of Appeals has jurisdiction based on a “tentative” determination that the Company was doing business in the Philippines made exclusively on the basis of unproved allegations made by the Petitioners in their petition, which “tentative” determination expressly does not foreclose the possibility of a contrary finding on the basis of evidence at a later date. On November 4, 2019 the Company filed a Motion for Reconsideration Ad Cautelam seeking a reversal of the Notice of Resolution dated October 18, 2019.

On October 21, 2019, the Court of Appeals rescheduled the preliminary case conference from October 21, 2019 to January 27, 2020 and, following a request from Petitioners’ counsel, it directed that a court-annexed mediation take place on October 29, 2019. An additional mediation session took place on November 21, 2019.

On November 11, 2019, the Company filed with the Supreme Court a Petition for Certiorari seeking to reverse, annul and set aside the Court of Appeals’ March 18, 2019 Resolution and September 12, 2019 Resolution. To date, the Petition for Certiorari has not yet been resolved.

On November 25, 2019, among other things, the Court of Appeals issued a Resolution dismissing the Company’s Motion for Reconsideration Ad Cautelam dated November 4, 2019.

On January 27, 2020, the Company filed a Petition for Certiorari with the Supreme Court seeking to reserve, annul and set aside, among other things, the rulings of the Court of Appeals in its November 25, 2019 Resolution regarding the Company’s constitutional challenges and jurisdictional challenges. A preliminary case conference was also held on January 27, 2020, at which the parties agreed to a tentative trial date of March 23, 2020.

No amounts have been recorded for any potential liability under this matter, as the Company cannot reasonably predict the outcome. The Company intends to continue to defend the action vigorously.

Malian Tax Dispute

Each of Loulo and Gounkoto (which together form the Loulo-Gounkoto complex) and Morila have separate legally binding establishment conventions with the State of Mali, which guarantee fiscal stability, govern applicable taxes and allow for international arbitration in the event of disputes. Despite these establishment conventions, prior to the Merger, Randgold had received various tax claims from the State of Mali in respect of its Mali operations, which totaled $267.7 million at January 1, 2019. As at the end of the second quarter of 2019, the total claim for 2018 and prior year periods had risen to $275 million.

212	Barrick Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During 2016, Randgold received payment demands in respect of certain of these disputed amounts, and consequently, from 2016 up to December 2018, Randgold paid tax advances to the State of Mali to support the resolution of the tax disputes, which after offsetting other tax payments resulted in a receivable being recorded of $41.1 million. As part of the purchase price allocation for the Merger (see note 4), the fair value of this receivable was reduced to nil. In July 2019, a further advance of $43 million was paid to the State of Mali as part of a settlement proposal to resolve outstanding assessments with respect to 2016 and prior year periods. In addition, a further $17 million was accrued, bringing the total amount recorded for these events to $60 million at the end of the second quarter of 2019. This additional accrual amount was recorded as a further update to the purchase price allocation, and was paid in the fourth quarter of 2019.

The tax exposures to be resolved for 2014 through 2016 total $92 million, and remain under discussion with the State of Mali. The Company has recorded an estimated amount for the potential liability arising from these matters. In the Company’s view, it would be prejudicial to disclose the amount of that estimate as the discussions with the State of Mali are ongoing.

Barrick has been actively engaged with the Malian authorities and is seeking a complete resolution of the various tax claims to avoid protracted arbitration. In January 2020, the Government of Mali signed a protocol, which set forth the terms of its working relationship with the Company, including an agreement on tax principles that effectively reflects the Company’s tax filings in 2017 and subsequent years. For fiscal years 2017, 2018 and 2019, the Company will cooperate with the State of Mali as those years are reviewed in accordance with the terms of the signed protocol. The Company continues to be actively engaged with the Malian authorities with respect to these matters.

Reko Diq Arbitration

Barrick currently indirectly holds 50% of the shares of Tethyan Copper Company Pty Limited (“TCC”), with Antofagasta plc (“Antofagasta”) indirectly holding the other 50%. On November 15, 2011, the Government of the Province of Balochistan notified Tethyan Copper Company Pakistan (Private) Limited (“TCCP”) (the local operating subsidiary of TCC) of the rejection of TCCP’s application for a mining lease for the Reko Diq project, to which TCCP was lawfully entitled subject only to “routine” government requirements. On November 28, 2011, TCC filed a request for international arbitration against the Government of Pakistan (“GOP”) with the International Centre for Settlement of Investment Disputes (“ICSID”) asserting breaches of the Bilateral Investment Treaty (“BIT”) between Australia (where TCC is incorporated) and Pakistan.

On March 20, 2017, the Tribunal issued its decision, rejecting the GOP’s position. In March 2019, ICSID closed the record in the arbitration.

In July 2019, ICSID awarded $5.84 billion in damages to TCC in relation to the arbitration claims and unlawful denial of a mining lease for the Reko Diq project. Damages include compensation of $4.087 billion in relation to the fair market value of the Reko Diq project at the time the mining lease was denied, and interest until the date of the award of $1.753 billion. Compound interest continues to apply at a rate of US Prime +1% per annum until the award is paid.

In November 2019, the GOP applied to annul TCC’s damages award, which resulted in an automatic stay on TCC from pursuing enforcement action. ICSID has constituted a committee to hear the annulment application, consisting of a president from South Korea and additional members from Mexico and Finland. The committee appointed by ICSID to hear the application for annulment will also determine whether the stay on enforcement proceedings should be extended or lifted while it considers the application for annulment. No decision on the GOP’s annulment application or the stay on enforcement proceedings has yet been made.

The Company cannot reasonably estimate the financial effect of the July 2019 settlement award. No amounts have been recognized at this time.

Acacia Mining plc – Concentrate Export Ban and Related Disputes

On March 3, 2017, the GoT announced a general ban on the export of metallic mineral concentrates (the “Ban”) following a directive made by the President to promote the creation of a domestic smelting industry. Following the directive, Acacia ceased all exports of its gold/copper concentrate (“concentrate”) including containers previously approved for export prior to the Ban located at the port in Dar es Salaam.

During the second quarter of 2017, the GoT initiated investigations which resulted in allegations of historical undeclared revenue and unpaid taxes by Acacia and its predecessor companies. Acacia subsequently received adjusted assessments for the tax years 2000–2017 from the Tanzania Revenue Authority for a total amount of approximately $190 billion for alleged unpaid taxes, interest and penalties. In addition, following the end of the third quarter of 2017, Acacia was served with notices of conflicting adjusted corporate income tax and withholding tax assessments for tax years 2005 to 2011 with respect to Acacia’s former Tulawaka joint venture, and demands for payment, for a total amount of approximately $3 billion. Acacia disputed these assessments through arbitration and the Tanzanian tax appeals process, respectively.

In addition to the Ban, new and amended legislation was passed in Tanzania in early July 2017, including various amendments to the 2010 Mining Act and a new Finance Act. The amendments to the 2010 Mining Act increased the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% (from 4%), and the new Finance Act imposes a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017. In January 2018, new Mining Regulations were announced by the GoT introducing, among other things, local content requirements, export regulations and mineral rights regulations, the scope and effect of which remain under review. Barrick continues to monitor the impact of all new legislation in light of Acacia’s Mineral Development Agreements with the GoT.

On October 19, 2017, Barrick announced that it had agreed with the GoT on a proposed framework for a new partnership between Acacia and the GoT. Acacia did not participate directly in these discussions as the GoT had informed Barrick that it wished to continue dialogue solely with Barrick. Barrick and the GoT also agreed to form a working group that would focus on the resolution of outstanding tax claims against Acacia. Key terms of the proposed framework announced by Barrick and the GoT included (i) the creation of a new Tanzanian company to provide management services to Acacia’s Bulyanhulu, Buzwagi and North Mara mines and all future operations in the country with key officers located in Tanzania and Tanzanian representation on the board of directors; (ii) maximization of local employment of Tanzanians and procurement of goods and services within Tanzania; (iii) economic benefits from Bulyanhulu, Buzwagi and North Mara to be shared on a 50/50 basis, with the GoT’s share delivered in the form of royalties, taxes and a 16% free carry interest in Acacia’s Tanzanian operations; and (iv) in support of the working group’s ongoing efforts to resolve outstanding tax claims, Acacia would make a payment of $300 million to the GoT, staged over time, on terms to be settled by the working group. Barrick and the GoT also reviewed the conditions for the lifting of the Ban.

On February 20, 2019, Barrick announced that it had arrived at a proposal with the GoT that set forth the commercial terms to resolve outstanding disputes concerning Acacia’s operations in Tanzania.

Financial Report 2019	213

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On May 19, 2019, the GoT Negotiating Team wrote to Acacia’s three Tanzanian operating companies (the “TMCs”) to indicate that the GoT had resolved not to proceed to execute final agreements for the resolution of Acacia’s disputes if Acacia was one of the counterparties to the agreements.

On July 12, 2019, Acacia’s North Mara mine received a letter from the Mining Commission of the Tanzanian Ministry of Minerals informing it that the Mining Commission is soon to conduct an inspection of North Mara’s gold production (the “No Export Letter”). The No Export Letter stated that export permits for gold shipments from North Mara would be issued following completion of this inspection.

Following an investigation conducted by the Mining Commission on July 30 and 31, 2019, the North Mara mine received a letter from the Mining Commission (the “Inspection Findings Letter”) stating that it believes that certain provisions of the Mining Regulations, 2010 were violated and directing the North Mara mine to submit a feasibility study report and current mine plan for its approval by August 16, 2019. The Inspection Findings Letter also authorized the resumption of gold exports from North Mara subject to its adherence to the export procedure.

On July 19, 2019, the Acacia Transaction Committee Directors and Barrick published a firm offer announcement pursuant to Rule 2.7 of the City Code on Takeovers and Mergers (“Rule 2.7 Announcement”) announcing that they had reached agreement on the terms of a recommended final offer by Barrick for the ordinary share capital of Acacia that Barrick did not already own (see “Key Business Developments – Acacia Mining plc”), with the belief that the recommended final offer would enable Barrick to finalize the terms of a full, final and comprehensive settlement of all of Acacia’s existing disputes with the GoT. To facilitate this and in anticipation of the Rule 2.7 Announcement, on July 17, 2019, Acacia announced that Bulyanhulu Gold Mine Limited and Pangea Minerals Limited would immediately seek a stay of their international arbitration proceedings with the GoT.

On September 12, 2019, the High Court of Justice in England and Wales made an order sanctioning the scheme of arrangement under Part 26 of the Companies Act 2006 (the “Scheme”), and on September 17, 2019, Barrick completed the acquisition of all of the shares of Acacia that the Company did not already own pursuant to the Scheme. Acacia ceased trading on the London Stock Exchange and became a wholly-owned subsidiary of Barrick called Barrick TZ Limited.

On October 20, 2019, Barrick announced that it had reached an agreement with the GoT to settle all disputes between the GoT and the mining companies formerly operated by Acacia but now managed by Barrick. The final agreements were submitted to the Tanzanian Attorney General for review and legalization.

On January 24, 2020, Barrick announced that the Company had ratified the creation of Twiga Minerals Corporation (“Twiga”) at a signing ceremony with the President of Tanzania, formalizing the establishment of a joint venture between Barrick and the GoT and resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the previous concentrate export ban, effective immediately. The GoT will receive a free carried shareholding of 16% in each of the former Acacia mines (Bulyanhulu, Buzwagi and North Mara), and will receive its half of the economic benefits from taxes, royalties, clearing fees and participation in all cash distributions made by the mines and Twiga, after the recoupment of capital investments. Twiga will provide management services to the mines.

The terms of the signed agreement are consistent with those previously announced, including the payment of $300 million to settle all outstanding tax and other disputes (the “Settlement Payment”); the lifting of the concentrate export ban; the sharing of future economic benefits from the mines on a 50/50 basis; and a dispute resolution mechanism that provides for binding international arbitration. The 50/50 division of economic benefits will be maintained through an annual true-up mechanism, which will not account for the Settlement Payment.

The Settlement Payment will be paid in installments, with an initial payment of $100 million to the GoT following the resumption of mineral concentrate exports. Five subsequent annual payments of $40 million each will be made, starting on the first anniversary of the fulfillment of all conditions of the signed agreement, subject to certain cash flow conditions.

Barrick and the GoT continue to fulfill their respective obligations to satisfy all conditions of the signed agreement, primarily with respect to the execution and delivery of formal termination documents for the settlement of all outstanding disputes between the two parties.

See note 12 of these Financial Statements for information related to income tax expenses recorded with respect to these matters and note 21 of these Financial Statements for impairment losses arising from these matters.

Acacia Mining plc – Tanzanian Revenue

Authority Assessments

The Tanzanian Revenue Authority (“TRA”) issued a number of tax assessments to Acacia related to past taxation years from 2002 onwards. Acacia believed that the majority of these assessments were incorrect and filed objections and appeals accordingly in an attempt to resolve these matters by means of discussions with the TRA or through the Tanzanian appeals process. Overall, it was Acacia’s assessment that the relevant assessments and claims by the TRA were without merit.

The claims include an assessment issued to Acacia in the amount of $41.3 million for withholding tax on certain historic offshore dividend payments paid by Acacia to its shareholders from 2010 to 2013. Acacia appealed this assessment on the substantive grounds that, as an English incorporated company, it was not resident in Tanzania for taxation purposes. The appeal is currently pending at the Court of Appeal.

Further TRA assessments were issued to Acacia in January 2016 in the amount of $500.7 million, based on an allegation that Acacia was resident in Tanzania for corporate and dividend withholding tax purposes. The corporate tax assessments were levied on certain of Acacia’s net profits before tax. Acacia appealed these assessments at the TRA Board level. Acacia’s substantive grounds of appeal were based on the correct interpretation of Tanzanian permanent establishment principles and law, relevant to a non-resident English incorporated company.

In addition, the TRA issued adjusted tax assessments totaling approximately $190 billion for alleged unpaid taxes, interest and penalties, apparently issued in respect of alleged and disputed under-declared export revenues, and appearing to follow on from the announced findings of the First and Second Presidential Committees. For more information about these adjusted tax assessments, see “Acacia Mining plc – Concentrate Export Ban and Related Disputes” above.

On October 20, 2019, Barrick announced that it had reached an agreement with the GoT to settle all disputes between the GoT and the mining companies formerly operated by Acacia but now managed by Barrick. The final agreements were submitted to the Tanzanian Attorney General for review and legalization.

On January 24, 2020, Barrick announced that the Company had ratified the creation of Twiga Minerals Corporation (“Twiga”) at a signing ceremony with the President of Tanzania, formalizing the establishment of a joint venture between Barrick and the Government of Tanzania (“GoT”) and resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the previous concentrate export ban, effective immediately. The GoT will

214	Barrick Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

receive a free carried shareholding of 16% in each of the former Acacia mines (Bulyanhulu, Buzwagi and North Mara), and will receive its half of the economic benefits from taxes, royalties, clearing fees and participation in all cash distributions made by the mines and Twiga, after the recoupment of capital investments. Twiga will provide management services to the mines.

The terms of the signed agreement are consistent with those previously announced, including the Settlement Payment; the lifting of the concentrate export ban; the sharing of future economic benefits from the mines on a 50/50 basis; and a dispute resolution mechanism that provides for binding international arbitration. The 50/50 division of economic benefits will be maintained through an annual true-up mechanism, which will not account for the Settlement Payment.

The Settlement Payment will be paid in installments, with an initial payment of $100 million to the GoT following the resumption of mineral concentrate exports. Five subsequent annual payments of $40 million each will be made, starting on the first anniversary of the fulfillment of all conditions of the signed agreement, subject to certain cash flow conditions.

Barrick and the GoT continue to fulfill their respective obligations to satisfy all conditions of the signed agreement, primarily with respect to the execution and delivery of formal termination documents for the settlement of all outstanding disputes between the two parties.

See note 12 of these Financial Statements for information related to income tax expenses recorded with respect to these matters.

North Mara Environmental Issues

During 2019, the GoT issued two environmental protection orders and directions to Acacia’s North Mara mine in relation to alleged breaches of environmental regulations relating to seepage from and the discharge of a hazardous substance from the North Mara mine Tailings Storage Facility (“TSF”). In March 2019, the GoT directed the North Mara Mine to resolve an incident that resulted in the spillage of water into the local environment. On July 16, 2019, the Tanzanian National Environment Management Council (“NEMC”) issued a Prohibition Notice (the “Prohibition Notice”) to North Mara Gold Mine Limited (the Tanzanian operating company of the North Mara mine), which ordered the North Mara mine to suspend operations at its TSF on Saturday July 20, 2019. NEMC cited the North Mara mine’s failure to contain and prevent seepage from the TSF as grounds for its issuance of the Prohibition Notice.

On September 17, 2019, following the submission of a detailed action plan to remediate issues related to the TSF and the implementation of remedial measures to contain the seepage from the TSF, the Prohibition Notice was lifted and North Mara was permitted to resume operations at the TSF.

Zaldívar Chilean Tax Assessment

On August 28, 2019, Barrick’s Chilean subsidiary that holds the Company’s interest in the Zaldívar mine, Compañía Minera Zaldívar Limitada (“CMZ”), received notice of a tax assessment from the Chilean Internal Revenue Service (“Chilean IRS”) amounting to approximately $1 billion in outstanding taxes, including interest and penalties (the “Zaldívar Tax Assessment”). The Zaldívar Tax Assessment primarily claims that CMZ improperly claimed a deduction relating to a loss on an intercompany transaction prior to recognizing and offsetting a capital gain on the sale of a 50% interest by CMZ in the Zaldívar mine to Antofagasta in 2015. CMZ filed an administrative appeal with the Chilean IRS on October 14, 2019. Following initial meetings with CMZ, the Chilean IRS agreed with CMZ’s position and reduced the Assessment to US$ 575 million including interest and penalties. CMZ will continue discussions with the Chilean IRS, prior to the authority’s final decision.

The Company believes that the Zaldívar Tax Assessment is without merit and intends to vigorously defend its position. No amounts have been recorded for any potential liability arising from the Zaldívar Tax Assessment as the Company cannot reasonably predict the outcome.

Financial Report 2019	215

Shareholder Information

Shares are traded on two stock exchanges

New York

Toronto

Ticker Symbol

NYSE: GOLD

TSX: ABX

Number of Registered Shareholders at December 31, 2019

15,835

Index Listings

S&P/TSX Composite Index

S&P/TSX 60 Index

S&P Global 1200 Index

Philadelphia Gold/Silver Index

NYSE Arca Gold Miners Index

Dow Jones Sustainability Index (DJSI) – World

MSCI World/Canada Index

FTSE All World/Canada Index

S&P Global/North American Natural Resources Index

S&P/TSX Global Gold Index

2019 Dividend per Share

US$0.20 (paid in respect of the 2019 financial year)

Common Shares

(millions)

Outstanding at December 31, 2019	1,778

Weighted average 2019

Basic	1,758

Fully diluted	1,758

The Company’s shares were split on a two-for-one basis in 1987, 1989 and 1993.

Volume of Shares Traded

(millions)	2019	2018

NYSE	3,690	3,315

TSX	1,171	782

Closing Price of Shares

December 31, 2019

NYSE	US$18.59

TSX	C$24.12

Share Trading Information

New York Stock Exchange
	Share Volume
	(millions)		High		Low
Quarter	2019	2018	2019	2018	2019	2018

First	981	632	US$14.54	US$14.04	US$11.52	US$11.52

Second	882	1,223	16.45	14.08	11.65	11.06

Third	1,109	887	20.06	13.59	14.85	9.53

Fourth	718	573	18.83	13.80	16.07	12.34

	3,690	3,315

Toronto Stock Exchange
	Share Volume
	(millions)		High		Low
Quarter	2019	2018	2019	2018	2019	2018

First	373	190	C$19.49	C$19.49	C$15.37	C$14.26

Second	280	132	21.67	17.72	15.72	15.84

Third	325	173	26.69	17.83	19.79	12.54

Fourth	193	287	24.49	18.99	21.25	14.18

	1,171	782

216	Barrick Gold Corporation

SHAREHOLDER INFORMATION

Dividend Policy

The Board of Directors reviews the dividend policy quarterly based on the cash requirements of the Company’s operating assets, exploration and development activities, as well as potential acquisitions, combined with the current and projected financial position of the Company.

Dividend Payments

In 2018, Barrick paid an aggregate cash dividend of $0.12 per common share – $0.03 on March 15, $0.03 on June 15, $0.03 on September 17 and $0.03 on December 17. In 2019, Barrick paid an aggregate cash dividend of $0.20 per common share – $0.07 on January 14, $0.04 on June 17, $0.04 on September 16 and $0.05 on December 16. On March 16, 2020, Barrick paid a dividend for the fourth quarter of 2019 of $0.07 per common share, a 40% increase on the previous quarter’s dividend, reflecting Barrick’s profitability and financial strength.

Form 40-F

The Company’s Annual Report on Form 40-F is filed with the United States Securities and Exchange Commission. This report is available on Barrick’s website www.barrick.com and will be made available to shareholders, without charge, upon written request to the Secretary of the Company at the Corporate Office at corporatesecretary@barrick.com or at 416-861-9911.

Shareholder Contacts

Shareholders are welcome to contact the Investor Relations Department for general information on the Company at investor@barrick.com or at 416-861-9911.

For more information on such matters as share transfers, dividend cheques and change of address, inquiries should be directed to the Company’s Transfer Agents.

Transfer Agents and Registrars

AST Trust Company (Canada)

P.O. Box 700, Postal Station B

Montreal, Quebec, Canada H3B 3K3

or

American Stock Transfer & Trust Company, LLC

6201 – 15th Avenue

Brooklyn, NY 11219, USA

Telephone: 1-800-387-0825

Toll-free throughout North America

Fax: 1-888-249-6189

Email: inquiries@astfinancial.com

Website: www.astfinancial.com/ca-en

Auditors

PricewaterhouseCoopers LLP

Toronto, Canada

Annual Meeting

The Annual Meeting of Shareholders will be held

on Tuesday, May 5, 2020 at 10:00 am (Toronto time)

Please visit www.Barrick.com/investors/AGM for meeting details.

Financial Report 2019	217

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this Annual Report 2019, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “target”, “plan”, “objective”, “assume”, “intend”, “intention”, “project”, “goal”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “could”, “would” and similar expressions identify forward-looking statements. In particular, this Annual Report 2019 contains forward-looking statements including, without limitation, with respect to: the Company’s goal to be the world’s most valued gold mining business; Barrick’s forward-looking production guidance and estimates of future costs; cash flow forecasts; projected capital, operating and exploration expenditures, including with respect to Barrick’s 5-year plan for the Group and each of its North America, Latin America and Asia Pacific and Africa and the Middle East regions and Barrick’s 10-year production profile; targeted debt and cost reductions; mine life and production rates; the benefits expected to be realized from the Nevada Gold Mines joint venture; targeted debt and cost reductions; mine life and production rates; potential mineralization and metal or mineral recoveries; our ability to identify, invest in and develop potential Tier One gold assets; the potential to identify new reserves and resources, and our ability to convert resources into reserves, including our pipeline of greenfield projects; our strategies and plans with respect to sustainability, governance and environmental matters, including climate change; our future plans, growth potential, financial strength, investments and overall strategy; our plans and expected completion and benefits of our growth projects, including construction of a third shaft at Turquoise Ridge, the Pueblo Viejo plant and tailings facility expansions, the development of the third underground mine at Loulo-Gounkoto, the Zaldívar chloride leach project, the expected completion of feasibility studies at Goldrush and Pueblo Viejo and the Veladero power transmission project; the potential efficiencies from the increased use of digitization and automation; asset sales, joint ventures and partnerships; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this Annual Report 2019 in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; the Company’s ability to successfully reintegrate Acacia’s operations; whether benefits expected from recent transactions, including, but not limited to, the Twiga joint venture and the Massawa transaction, are realized; disruption of supply routes which may cause delays in construction and mining activities at the Company’s more remote properties; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty with respect to whether some or targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company or its affiliates do or may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; risks associated with illegal and artisanal mining; the risks of operating in jurisdictions where infectious diseases present major health care issues; risks associated with the COVID-19 pandemic and its impact on operations or Barrick’s supply chain; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; the possibility that future exploration results will not be consistent with the Company’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that

218	Barrick Gold Corporation

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

may be presented to, or pursued by, the Company; risks associated with the fact that certain of the initiatives described in this Annual Report 2019 are still in the early stages and may not materialize; our ability to successfully integrate acquisitions or complete divestitures; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; and availability and increased costs associated with mining inputs and labor. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Annual Report 2019 are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this Annual Report 2019. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Financial Report 2019	219

Corporate Office and

General Inquiries

Barrick Gold Corporation

161 Bay Street, Suite 3700

Toronto, Ontario M5J 2S1

Canada

Telephone: +1 416 861-9911

Toll Free (North America): 1-800-720-7415

www.barrick.com

220	Barrick Gold Corporation

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BARRICK GOLD CORPORATION Corporate Office: TD Canada Trust Tower 161 Bay Street, Suite 3700 Toronto, Canada M5J 2S1 Tel: +1 416 861-9911 Toll-free throughout North America: 1 800 720-7415 barrick Connect with us www.barrick.com